Exhibit 99.1

Transforming Lives

Annual Report and Accounts 2023

Annual Report and Accounts 2023

Important Cautionary Note Regarding Forward-Looking Statements

This Annual Report and Accounts contains certain statements that are forward-looking. Forward-looking statements include, among other things, statements regarding the Group's financial guidance including operating and profit margins for 2024 and its medium- and long-term growth outlook; assumptions regarding expected changes in market share and expectations regarding the extent and impact of competition; assumptions regarding future exchange rates; strategic priorities, strategies for value creation, and operational goals; expected future growth and expectations for sales levels for particular products; expected market growth rates, growing normalization of medically assisted treatment for opioid use disorder, and expanded access to treatment; our product development pipeline and potential future products, expectations regarding regulatory approval of such product candidates, the timing of such approvals, and the timing of commercial launch of such products or product candidates, and eventual annual revenues of such future products; expectations regarding future production and costs at the Group's Raleigh, North Carolina manufacturing facility; and other statements containing the words "believe," "anticipate," "plan," "expect," "intend," "estimate," "forecast," "strategy," "target," "guidance," "outlook," "potential," "project," "priority," "may," "will," "should," "would," "could," "can," "outlook," "guidance," the negatives thereof, and variations thereon and similar expressions.

By their nature, such forward-looking statements involve risks and uncertainties as they relate to events or circumstances that may or may not occur in the future. Actual results may differ materially from those expressed or implied in these forward-looking statements. In particular, our actual results, performance or achievements or industry results could be affected by, among other things: the substantial litigation to which we are or may become a party; our reliance on third parties to manufacture commercial supplies of most of our products, conduct our clinical trials and at times to collaborate on products in our pipeline; our ability to comply with legal and regulatory settlements, healthcare laws and regulations, requirements imposed by regulatory agencies and payment and reporting obligations under government pricing programs; risks related to the manufacture and distribution of our products, most of which contain controlled substances; market acceptance of our products as well as our ability to commercialize our products and compete with other market participants; the fact that a substantial portion of our revenue derives from a small number of key proprietary products; competition; the uncertainties related to the development of new products, including through acquisitions, and the related regulatory approval process; our dependence on third-party payors for the reimbursement of our products and the increasing focus on pricing and competition in our industry; unintended side effects caused by the clinical study or commercial use of our products; our use of hazardous materials in our manufacturing facilities; our ability to successfully execute acquisitions, partnerships, joint ventures, dispositions or other strategic acquisitions; our ability to protect our intellectual property rights and the substantial cost of litigation or other proceedings related to intellectual property rights; the risks related to product liability claims or product recalls; the significant number of laws and regulations that we are subject to, including due to the international nature of our business; macroeconomic trends and other global developments such as the COVID-19 pandemic; the terms of our debt instruments, changes in our credit ratings and our ability to service our indebtedness and other obligations as they come due; changes in applicable tax rate or tax rules, regulations or interpretations and our ability to realize our deferred tax assets; volatility in our share price due to factors unrelated to our operating performance; and such other factors as set out in this Annual Report and Accounts.

Forward-looking statements contained in this Annual Report and Accounts apply only at the date of this Annual Report and Accounts. We undertake no obligation publicly to update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise.

Introduction

Millions of people around the world are addicted to opioids – and it's tearing their lives apart.

Many turn their backs on those suffering.

Indivior is not a typical pharmaceutical company. Our purpose is to help change patients' lives by pioneering life-transforming treatment for substance use disorders, serious mental illnesses and overdose.

We are helping break the cycle of addiction with evidence-based medical treatments.

These treatments can help people turn their lives around and get on the path to long-term recovery.

Our purpose is underpinned by high standards of governance and compliance. Our commitment to acting responsibly to ultimately create value for all stakeholders is at the center of our decision-making.



Transforming Lives

▶ 14 Read more about our patient story

2023 Financial Results

Net revenue: $1,093m (2022: $901m)	**Net income:** $2m (2022: ($53))	**Operating loss:** ($4m) (2022: ($85m))
Net revenue from SUBLOCADE: $630m (2022: $408m)	**Adjusted net income:** $223m[1] (2022: $169m)	**Adjusted operating profit:** $269m[1] (2022: $212m)	**Year-end cash and investments:** $451m[2] (2022: $991m)

1. Alternative financial measure. Please refer to the information on p. 56-59 following the caption "Alternative performance measures (adjusted results)" for a reconciliation to the corresponding IFRS measure.
2. Includes $27m restricted for self-insurance.

Addiction is a Global Human Crisis



Millions of people around the world are addicted to opioids – and it's tearing their lives apart.

According to the United Nations, in 2021, approximately **60 million people** used opioids for non-medical purposes[1], **100 million people** suffered from alcohol use disorder[2], and **219 million people** used cannabis[1]. In addition to an increase in people suffering from opioid use disorder (OUD), opioid overdose deaths are also on the rise due to the increased prevalence of fentanyl and other high potency synthetic opioids.

12 Month-ending Predicted Provisional Number of Drug Overdose Deaths by Drug or Drug Class in the U.S.[3]

Alcohol	Opioids	Cannabis	Amphetamines & Cocaine
100m	**60m**	**219m**	**58m**
people with alcohol use disorder	people used opioids for non-medical purposes	users	users

Total drug overdose — 110,795

Opioid overdose — 84,110

Synthetic opioid overdose — 76,451

48,126

29,689

5,862

Number of Deaths

1. UNODC, World Drug Report 2023 (United Nations publication, 2023).
2. The Lancet Psychiatry, The global burden of disease attributable to alcohol and drug use in 195 countries and territories, 1990–2016: a systematic analysis for the Global Burden of Disease Study 2016 (https://www.thelancet.com/journals/lanpsy/article/PIIS2215-0366(18)30337-7/fulltext#%20).
3. CDC National Center for Health Statistics (https://www.cdc.gov/nchs/nvss/vsrr/drug-overdose-data.htm).

2015 January	2016 January	2017 January	2018 January	2019 January	2020 January	2021 January	2022 January	2023 January

◄ 12-Month Ending Period ►

Note: Predicted provisional counts represent estimates of the number of deaths adjusted for incomplete reporting.

Social Stigma Still Exists



Many people turn their backs on those suffering.

People suffering from addiction and serious mental illnesses are frequently subjected to stigma, and many remain under-diagnosed, under-treated and under-supported.

296 million

people worldwide misused drugs, that's nearly 1 in every 17 people.

UNODC, World Drug Report 2023 (United Nations publication, 2023).

No one is immune from addiction. It can affect men and women of all ages, races, ethnic groups and educational levels. It can happen to anyone – a friend, a neighbor, a coworker, a spouse, a brother, a sister or parent. **No one sets out to become addicted**.

Breaking the cycle of addiction with evidence-based medical treatments

Medication to treat opioid use disorder (MOUD) is a critical part of the solution to the global crisis.

OUD is a treatable chronic brain disease. While therapy and rehab are powerful tools in opioid use disorder and substance use disorder recovery, science shows that patients who use medication in addition to treatment experience a higher rate of recovery.



8.9 m
Misuse opioids in U.S.
(Total addressable market)

Significant treatment gap exists in the U.S. today

6.1 m
OUD diagnosed in U.S.

1.1 m
Patients treated with Medication-Assisted Treatment (MAT) in last 12 months

Raising awareness to overcome barriers

At Indivior, we not only work to expand evidence-based treatment options for people suffering from substance use disorder (SUD), serious mental illness and overdose but we also raise awareness among opinion leaders, policymakers, patient advocacy groups and the public about addiction as a chronic, relapsing disease that can be treated with medication.

Unfortunately, most people who could benefit from medication do not receive it. Overcoming the major barriers to access is critical to addressing the opioid crisis.

We intend to transform addiction from a global human crisis to a recognized and treated disease worldwide. The numbers are staggering. The need is clear. That is why we place the patient at the center of our decisions.

SAMHSA, Key Substance Use and Mental Health Indicators in the United States: Results from the 2022 National Survey on Drug Use and Health (https://www.samhsa.gov/data/sites/default/files/reports/rpt42731/2022-nsduh-nnr.pdf).

Indivior is Addressing the Challenge



Our company was founded to help combat the opioid crisis, one of the most urgent public health emergencies of our time.

Indivior is a global leader in addiction treatment and science

Net revenue by geography
$1,093m

- ● U.S.
- ○ Rest of world

Net revenue by product

- ● SUBLOCADE (SL)®
- ○ Sublingual film (U.S.)
- ● Rest of world
- ● PERSERIS®



As the pioneer in developing MOUD, Indivior has worked for over 25 years to reduce barriers to access, while advocating that OUD should be treated like other chronic diseases.

Today, we continue to pioneer innovative, life-transforming treatments for people with substance use disorder and serious mental illness. Our vision is that the millions of people across the globe suffering from these diseases have access to evidence-based treatment to change lives.

Our global presence



Canada **36** people

U.K. **165** people

EU & Middle East **82** people

USA **849** people

Australia **32** people

	Employees
Australia	32
Canada	36
Finland	2
France	20
Germany	22
Ireland	6
Israel	5
Italy	18
Sweden	9
United Kingdom	165
United States	849
Total	**1164**

We are Creating a Pipeline to Treat Patients

Creating a pipeline for tomorrow

The development of drug addiction occurs in a chronological sequence spanning the acute reinforcing effects of the drug, the transition from drug use to abuse, and the end-stage of addiction that is characterized by loss of control over drug-seeking and drug-taking. The temporally sequenced stages of addiction are associated with adaptive changes in both functional and structural plasticity of brain synapses. Indivior's core guiding principle – focus on patient needs to drive decisions – incentivizes R&D to fully understand the neurobiological underpinnings of withdrawal symptoms, drug intake, craving, relapse and co-morbid psychiatric associations, and to advance treatment innovation by focusing on the importance of continuity of care and monitoring patient progress in the short, medium and long term.



At the heart of research and development (R&D) is an unwavering commitment to support the patient journey to treatment and recovery.

	Preclinical	Phase 1	Phase 2	Phase 3	Regulatory Approval	Commercial Launch	Phase 4
Treatment of Opioid Use Disorder Buprenorphine SL tablets						→	
Treatment of Opioid Use Disorder Buprenorphine and naloxone SL tablets						→	
Treatment of Opioid Use Disorder Buprenorphine and naloxone SL film						→	
Treatment of Opioid Use Disorder RBP-6000 buprenorphine extended-release injection for subcutaneous use							→
Treatment of Schizophrenia RBP-7000 Risperidone XR injection for subcutaneous use					→		
Treatment for Opioid Overdose Rescue OPNT-003 opioid receptor antagonist nalmefene nasal spray							→
Treatment of Cannabis Use Disorder AEF0117* cannabinoid-1 receptor synthetic signaling specific inhibitor			→				
Treatment of Opioid Use Disorder INDV-6001** is a sustained-release LAI prodrug of buprenorphine			→				
Treatment for Opioid Use Disorder INDV-2000 selective orexin-1 receptor antagonist		→					
Treatment for Alcohol Use Disorder INDV-1000*** gamma-aminobutyric acid subtype B (GABAB) positive allosteric modulator (PAM)	→						
Treatment for Acute Cannabinoid Overdose INDV-5004® cannabinoid-1 receptor antagonist	→						
Treatment for Alcohol Use Disorder INDV-4002** opioid receptor antagonist naltrexone nasal spray	Discontinued						

®   Previously OPNT-004 (Drinabant).
*   Option to license agreement with Aelis Farma (Indivior has an exclusive option to license this technology).
** Indivior has an exclusive global license agreement (except in China, Hong Kong, Taiwan and Macau) with Alar Pharmaceuticals, Inc. for this technology.

** Indivior has an exclusive license agreement with Alar Pharmaceuticals, Inc. for this technology.
*** Indivior has an exclusive license agreement with Addex Pharma S.A. for this technology.
The arrow placement in the column is not a direct reflection of its progress within the phase.

We Act With a Culture of Integrity



We take building our culture of compliance seriously.

Guiding Principles

We have a special responsibility to the patients we serve to conduct ourselves at a high level of integrity. As a business operating in a highly regulated environment, compliance and conducting our business with integrity are critical to our long-term success. Our commitment to strong governance is embedded within a culture focused on patient needs, patient safety and product quality.

Our people and culture – read more on page 24



- Focus on patient needs to drive decisions
- Seek the wisdom of the team
- Believe that people's actions are well intended
- Care enough to coach
- See it, own it, make it happen
- Demonstrate honesty and integrity at all times













"Our employees' dedication to our patients and Guiding Principles continue to inspire me. By living out our Guiding Principles in our day-to-day activities, we foster a culture that drives sustainable growth to create social value in the communities we serve."

Mark Crossley
Chief Executive Officer

Our Global Integrity & Compliance Program



Written Standards
Training / Education
Culture
CICO / Governance
PREVENT
INDIVIOR
Global Integrity & Compliance Program
ICP
Audits / Monitoring
Investigation / Disciplinary Enforcement
ADJUST
LEARN
Response / Corrective Action
Open Lines of Communication

Supported by our Guiding Principles, the Indivior Global Integrity & Compliance Program (IGICP) is based on U.S., global regulatory and industry code standards. IGICP is designed to guide our daily activities and behaviors with systems, tools and ongoing learning through a cycle of "Learn, Adjust, Prevent." The program is administered by the Integrity & Compliance (I&C) team who support business and function owners through daily application and compliant execution.

Compliance and how we manage our business responsibly – read more on pages 40 to 42.

Chair's Statement

Focused on Long-term Value Creation

Graham Hetherington
Chair

My Board colleagues and I believe that 2023 was a year of significant accomplishments toward building a durable enterprise to create sustainable value for all Indivior stakeholders.

We are, however, highly aware that 2023 presented challenges. Near-term concerns about ongoing litigation and payments related to the settlement of the antitrust multi-district litigation weighed heavily on the Group's share price. While these events were complex and challenging, resolution of these legacy issues reduced the Group's legal and financial exposure, allowing for removal of the material uncertainty about the Group's ability to continue to adopt the going concern basis of accounting. We believe that proactively settling this legacy legal matter along with the strategic accomplishments we achieved during the year will be recognized and rewarded over time. We were very pleased to see the partial recovery in the Indivior share price with the release on February 22, 2024, of our strong underlying full-year 2023 results and positive full-year 2024 guidance based on the expected continued strong progression of SUBLOCADE net revenue and the expected resultant margin expansion. Our confidence in the long-term value creation potential of the Group is evidenced in the third $100 million share repurchase program we initiated in November 2023.

Further notable 2023 milestones that will contribute to Indivior's future value include:

- The successful consummation and integration of the Opiant Pharmaceuticals, Inc., business and subsequent approval and launch of Opiant's lead asset, OPVEE.
- The addition of promising assets to the Group's addiction-focused pipeline. These included securing global rights to Alar Pharmaceuticals' portfolio of long-acting injectable formulations, principally ALA-1000, potentially the first three-month long-acting buprenorphine injectable for OUD, and taking full ownership of INDV-2000, potentially a non-opioid treatment for OUD based on selective orexin-1 science. Both ALA-1000 and INDV-2000 have the potential to be innovative new treatments for OUD that deliver on unmet patient needs.
- The transformation of our supply chain with the acquisition of an aseptic manufacturing plant. The addition of this U.S.-based asset should ultimately help secure the long-term supply needs of SUBLOCADE and PERSERIS, as we continue to grow them toward their expected NR goals of >$1.5 billion and $200 to $300 million, respectively.
- Continued strong levels of investment behind the Group's commercialized products, including expanding SUBLOCADE's U.S. commercial reach and building an entirely new commercial team for OPVEE.
- The successful listing of Indivior's shares on the Nasdaq Global Select Market and recent initiation of the process to potentially make the Nasdaq listing in the U.S. the Group's primary listing, if supported by shareholders.
- Publication of the Group's second annual Sustainability Report covering 2022.

> **"As we enter our tenth year as a standalone company, we do so with good confidence, momentum and an unwavering focus on patients."**
>
> **Graham Hetherington**
> Chair

In short, we believe we substantially increased the Group's potential for strong earnings and cash flow generation, while simultaneously de-risking the enterprise. As we look forward, in partnership with the management team, our focus will be on delivering on the medium-term profitable growth profile we outlined at our December 2022 capital markets day event. Our focus will be to generate margin expansion and stronger operating cash flow through a combination of continued strong top-line growth and a leverageable cost base.

With our third $100m share repurchase program continuing (which commenced in November 2023), our near-term capital allocation priorities will be to maintain financial flexibility and prove the value of the capital deployment decisions referenced above. We do not expect material business development in 2024.

On October 1, 2023, we effected the Board's succession plans and also made changes to the structure and composition of the Board's committees. These changes reflect our active evaluation and optimization of Board expertise to support Indivior's strategy. They also reflect our continued focus on developing innovative treatments that meet patient needs, conducting our business with the highest integrity and meeting our commitment to sustainability.

In November 2023, we added a new Non-Executive Director with the appointment of Dr. Keith Humphreys, a leader in the field of clinical psychology and substance use disorders. Also, as previously announced, having served nine years, Daniel J. Phelan, Senior Independent Director and Chair of the Remuneration Committee, and Lorna Parker, Non-Executive Director, retired from the Board. Dr. A. Thomas McLellan, who also had served for nine years, agreed to remain on the Board until his successor had been appointed and a period of transition had been completed. Following Dr. Humphreys' appointment in November 2023, Dr. McLellan retired as a Non-Executive Director at the end of February 2024.

Further, as part of our announced plans, Juliet Thompson took on the role of Senior Independent Director and Jo Le Couilliard assumed the Chair of the Remuneration Committee. Finally, as part of the amended relationship agreement with Scopia Capital Management, Jerome Lande's Board tenure was extended until December 31, 2024. Scopia remains one of Indivior's largest and longest-tenured shareholders.

As a result of these changes, the Board has successfully transitioned from 12 to 10 members as of March 1, 2024. More information on our Board members and the composition of the Board's Committees can be found on pages 78 to 79 of this report.

On behalf of the Board I would like to thank Dan, Lorna and Tom for their dedication and service to the Group's stakeholders and for their commitment to ensuring a smooth transition in their important roles.

As we enter our tenth year as a standalone company, we do so with good confidence, momentum and an unwavering focus on patients.

I look forward to reporting on our 2024 accomplishments.

Graham Hetherington
Chair

Rich's Story

Transforming the lives of others

Like his father and grandfather, Rich was a firefighter who always answered the call for help. During 32 years as a firefighter and paramedic, including 12 years as a fire chief, he saved the lives of 15 people, rescued many more from fires, and delivered five babies into the world. Today, Rich is still helping people, but in a very different way. His personal journey through addiction and recovery inspires him to help transform the lives of others suffering from opioid use disorder.

Rich's journey began when he was prescribed opioid painkillers after knee replacement surgery. For months after being discharged from the hospital, he continued taking the painkillers. For a while, he was able to get them easily with phone calls. Eventually, however, Rich found himself in a predicament: he was addicted to the painkillers but lacked any legal means of obtaining them. He resorted to theft and spent time in jail for stealing money to sustain his drug habit.

After being released, Rich began a treatment regimen, but often relapsed. He looks back at that period and realizes he was experiencing depression, which got worse the harder he tried to fix things. Eventually, he was prescribed a medication-assisted treatment that helped transform his life.

Just as he worked hard to be a fire chief, Rich is now working hard at an in-patient treatment center, where he helps others in their journey through opioid use disorder.

"My father and grandfather ingrained in me the importance of helping people," says Rich. "Many of our center's clients are in a similar situation as I was. I'm excited to share my story with them. I hope it will help make a difference in their own recovery."

> **"It allowed me to stay sober long enough to work on my mental and physical issues without getting sidetracked. Now, I only think about my future. Recovery is no longer a negative thing in my mind."**
>
> **Rich**



Steve's Story

Transforming lives by breaking down barriers between patients and law enforcement

Steve understands the role of law enforcement officers is to serve and protect. He also believes these officers can play a critical role in helping people who have suffered an opioid overdose.

As the recovery support director with the Alliance of Coalitions for Healthy Communities (the Alliance) and a member of Oakland County, Michigan's, crisis response unit, Steve partners with law enforcement, mental health and addiction professionals and patient advocates to help people suffering from substance use disorders access treatment.

Steve is pioneering a transformative approach. Recognizing law enforcement's core mandate of service and protection,

Steve advocates for their pivotal role in aiding those experiencing opioid overdose.

Steve has been with law enforcement officials when they've utilized rescue medications to reverse an overdose. He has also followed up with patients to help them access the continued treatment they need.

"We all have a role and a place," Steve says about the insights he provides about SUD while training officers to respond to overdoses. "As someone who suffered from opioid use disorder, alcohol use disorder and stimulant use disorder, I can apply my first-hand experience to help reduce stigma around these often co-occurring mental illnesses as well as help confront common stigmas against law enforcement."

Steve delivers invaluable insights during officer training sessions, fostering understanding and empathy while combating prevailing stigmas associated with both SUD and law enforcement.

Using his extensive engagement with the recovery community, the Alliance and law enforcement agencies, Steve is instrumental in reducing barriers that hinder understanding and trust between individuals confronting SUD and co-occurring mental illnesses and the officers positioned to guide them toward recovery. By facilitating empathetic dialogues, this collaborative effort has proven effective in dispelling stigmas, ultimately leading to profound transformations in the lives of those impacted and their communities.



"Through in-depth conversations filled with compassion, humanization and understanding, this partnership has been shattering stigma in both directions. Our mission is not solely about saving lives but also creating a catalyst for profound personal transformations that ripple through communities, touching the lives of loved ones, neighbors and employers alike."

Steve

Chief Executive Officer's Review



Strong Execution on Our Strategic Priorities

Mark Crossley
Chief Executive Officer

For Indivior, 2023 was a year of significant progress. We took major steps to develop innovative prescription treatments for substance use disorders, opioid overdose and serious mental illness. Based on our achievements in 2023, we enter 2024 – our tenth year as a public company – as a more durable organization that is well positioned to create long-term value for all Indivior stakeholders.

Let me begin by highlighting our financial results. 2023 marked another year of strong double-digit top-line growth for Indivior, which comfortably exceeded the initial guidance we put in place at the start of the year. Net revenue of $1,093m increased 21% on the previous year and surpassed the $1bn mark for the first time since 2018.

As important as our financial performance was in 2023, it was our execution against our strategic priorities, as outlined on page 21, that continued to solidify our foundation for long-term profitable growth. During the year, we took significant steps to deliver on our strategy to diversify our growth beyond SUBLOCADE. Most notable was the completion of the acquisition of Opiant and subsequent U.S. FDA approval for OPVEE, our differentiated opioid overdose rescue medicine. OPVEE is the only medicine of its kind specifically labeled for use against synthetic opioids like fentanyl, the current leading cause of opioid overdose deaths in the U.S.

Our reported income for the year of $2m reflected legal provision increases of $240m, most of which went toward the resolution of the antitrust multi-district litigation. Adjusted net income[1] grew 32% to $223m. Our adjusted operating margin[1] also improved in the year, including the impact of approximately $36m of incremental expenses from the acquisition of Opiant Pharmaceuticals, Inc.

1 Grow SUBLOCADE® >$1.5bn

Our growth was once again led by SUBLOCADE, which continues to shift the paradigm for the treatment of opioid use disorder ("OUD"). Our key strategic priority is to grow SUBLOCADE annual net revenue to more than $1.5bn, and we were pleased with the excellent progress we made toward this milestone. 2023 SUBLOCADE net revenue grew to $630m, representing a 54% increase on 2022.

With this performance, SUBLOCADE now represents over half of our overall net revenue base and is expected to continue to grow as a proportion of net revenue moving forward.

We are increasing investment behind growing SUBLOCADE in the U.S. Last November we announced that we are expanding our commercial capabilities by increasing our field force and expanding our criminal justice system team. Additionally, to support the medical questions and science behind SUBLOCADE and addiction, we added new medical science liaisons.

In part, these efforts reflect our success since our strategic pivot three years ago targeting Organized Health Systems broadly and the justice system in particular. Additionally, we now see a significant long-term growth opportunity to help more patients following the removal of the DATA-2000 waiver in the U.S. The removal of the DATA-2000 waiver is creating opportunities for alternate sites of care for buprenorphine-based long-acting injectables, like SUBLOCADE.

Our alliance with Albertsons, one of the largest grocery chains in the U.S., is the first such alternate site of care relationship we established. It currently includes over 1,000 stores across 18 U.S. states. Supported by the expansion of our field force, we target smaller, office-based buprenorphine prescribers for whom a specialty treatment like SUBLOCADE previously presented considerable logistic hurdles. Alternate sites of care, including Albertsons and potentially others, can ease the workload for these smaller healthcare practices and allow them to expand usage of buprenorphine-based long-acting injectables to provide patients the treatments they need.

2 Diversify Revenue

We launched OPVEE in the U.S. in the final quarter of 2023. Our current focus is to lay the groundwork for commercial success with intensive policy work to ensure state standing orders, grants and first responder protocols are updated to include OPVEE. These efforts should unlock expanded experience and usage of OPVEE moving forward.

We were particularly gratified to be awarded a supply contract for OPVEE by the U.S. Biomedical Advanced Research and Development Authority ("BARDA") for $32m, which based on certain milestones and other provisions could be worth over $110m, over the course of the 10-year agreement, including compensation for further studies. Given its differentiated profile and the scale of the synthetic opioid overdose crisis, we remain confident in our peak net revenue goal for OPVEE of $150m to $250m, with earnings accretion expected by year two after launch.

Our diversification efforts through PERSERIS contributed to our overall net revenue growth in 2023. While 2023 PERSERIS net revenue was slightly below expectations, it nonetheless increased 50% to $42m during the year. PERSERIS' differentiation continues to resonate well with treatment providers, specifically the achievement of peak plasma concentrations in four to six hours, with clinically relevant levels of risperidone on day one with no loading or on-top dosing. Our confidence in achieving peak net revenue of $200m to $300m remains unchanged. And, as our 2024 net revenue guidance of $55m to $65m indicates, we are expecting another year of progress toward our goal. Furthermore, at this expected net revenue level, PERSERIS will begin contributing to our overall profitability.

We are also pleased to report that our business outside the U.S. once more is contributing positively to our overall net revenue diversification efforts. This business returned to growth in 2023 based on the progression of new products, SUBLOCADE and SUBOXONE film. Growth from these new products more than offset our legacy tablet business, which has been in decline for a number of years due to generic competition. SUBLOCADE net revenue from outside the U.S. was $41m in 2023, an increase of 52% on the previous year. During 2023, we launched SUBLOCADE in Germany, adding to our presence in Australia, Canada, the Nordic countries and Israel. Looking forward, we aim to launch SUBLOCADE in select new countries, ensuring that we can adequately supply all markets.

3 Build & Progress the Pipeline

Along with our commercial diversification efforts, in 2023 we acquired promising addiction-related assets through our connect and develop R&D model. We also advanced our existing key asset partnerships.

First, we took full ownership of INDV-2000 from C4X Discovery; this oral Orexin-1 receptor antagonist potentially represents a novel non-opioid approach for the treatment for OUD. We also acquired the global rights to Alar's ALA-1000, which is potentially the first long-acting buprenorphine injectable for OUD that can be delivered once every three months. We expect to progress both assets to Phase 2 clinical trials in 2024. This accounts for the majority of the expected step-up in R&D investment in the coming year.

We also plan on advancing our key partnered licensed or optioned assets – AEF0117 for cannabis use disorder ("CUD") with AELIS Farma and INDV-1000 for alcohol use disorder ("AUD") with Addex. Focusing on AEF0117, we are excited about the potential for this asset. The Phase 2b study has progressed in line with the expected timetable, most recently completing a positive Data Safety Monitoring Board Review and achieving the Last Subject First Visit ("LSFV") milestone.



To deliver on our purpose, and achieve our vision, we have identified **four strategic priorities** for value creation:

| 1 Grow SUBLOCADE® >$1.5bn | 2 Diversify Revenue | 3 Build & Progress the Pipeline | 4 Optimize Our Operating Model |

---

1. Alternative performance measures (adjusted results). Please refer to the information on pages 56 to 59 following the caption "Alternative performance measures (adjusted results)" for a reconciliation to the corresponding IFRS measure.

Chief Executive Officer's Review continued

We expect the final Phase 2b report to be available in the second half of 2024. Upon review of the report and subsequent meetings with the FDA, we will assess the feasibility of exercising our option for AEF0117 to progress to Phase 3 trials.

We believe that the opportunity for AEF0117 to help patients struggling with CUD could be significant. There is currently no FDA-approved treatment for CUD, while according to a recent study in the Journal of the American Medical Association Network Open[1], 21% of cannabis users, estimated at 48.2[2] million people in the U.S., have some degree of CUD. As legalized medical and recreational use of cannabis is expected to grow, the prevalence of users is, unfortunately, also likely to increase.



4 Optimize Our Operating Model

Based on our expectations of continued strong volume growth for SUBLOCADE long term, we acquired our own aseptic manufacturing facility in Raleigh, North Carolina. This additional manufacturing capacity, which we anticipate will be commercially operational by the end of 2026, will support the expected future demand for SUBLOCADE and PERSERIS, and will provide us additional flexibility for our overall supply strategy.

This existing facility, with its trained workforce, will give us increased flexibility to reconfigure our supply chain for our long-acting injectable treatments. We expect to realize manufacturing savings from this facility beginning in 2027.

We are committed to compliance and integrity. Our maturity in this area grows every year and 2023 was no exception. We continued to meet the requirements of our Resolution Agreement, reached with the Department of Justice in 2020. Our work, however, does not stop there. Our goal is to become an industry leader in compliance, ethics and integrity. The Group's commitment to meeting this goal over time is evidenced by the strengthening of the Board's Committees to include a separate Compliance, Ethics and Sustainability Committee. This committee has oversight of the Group's Global Integrity & Compliance Program and oversees our approach to ethical, responsible and sustainable business conduct.

Alongside our integrity initiatives, we proactively continued to clear legacy litigation matters. We settled the legacy Antitrust MDL matters for a total amount of $519m. While this amount was more than we anticipated compared to our original provision of $290m, the settlement avoided the uncertainty of a jury trial. It also avoided potential damages awards, which could have threatened our status as a going concern. As before, our overriding principle with regard to ongoing legacy litigation matters is to provide greater certainty for our stakeholders. In this way, we can solely focus on delivering against our strategic priorities and helping our patients.

In closing, we remain excited about Indivior's future and our potential to deliver for our patients, communities, employees and shareholders. Our aspirations and spirit were encapsulated in the celebrations surrounding the additional listing of Indivior shares in the U.S. on the Nasdaq Global Select Market in June 2023. This major milestone clearly demonstrated our continued efforts to grow awareness of Indivior and attract investors in our largest and most valuable market.

To further build on this momentum in the U.S., we will be initiating the process for potentially making the U.S. Nasdaq listing Indivior's primary trading venue, if supported by shareholders. We believe that there are significant shareholder benefits to be realized over time by potentially effecting a primary U.S. listing. Chief among them is further elevating the Group's profile as an addiction treatment leader in its largest market and U.S. equity indices inclusion over time.

In closing, we expect to deliver another year of strong top- and bottom-line growth in 2024. Our employees deserve all of the credit for our success. Their dedication to our patients and Guiding Principles continues to inspire me, and I want to thank them for their hard work and drive on behalf of all stakeholders.

Mark Crossley
Chief Executive Officer

1. www.jamanetwork.com/journals/jamanetworkopen/fullarticle/2808874
2. Substance Abuse and Mental Health Services Administration, "Key substance use and mental health indicators in the United States: Results from the 2019 National Survey on Drug Use and Health," Center for Behavioral Health Statistics and Quality, Substance Abuse and Mental Health Services Administration, Rockville, MD, 2020.

Executing clear strategies for value creation



To deliver on our purpose, and achieve our vision, we have identified four strategic priorities for value creation:



1. Grow SUBLOCADE® >$1.5bn
2. Diversify Revenue
3. Build & Progress the Pipeline
4. Optimize Our Operating Model

Major FY 2023 Milestones

Grow SUBLOCADE to >$1.5bn

- Total net revenue of $630m, +54% vs 2022; Continued penetration in Organized Health Systems
- Total SUBLOCADE patients[1] at the end of FY 2023 of 136.9k, +66%; targeting 270k patients
- Justice system channel represents approximately 20% of U.S. net revenue at year-end
- Alliance with Albertsons and St. Matthews Pharmacy for alternative sites of care for buprenorphine-based long acting injectables
- FY 2024 total net revenue guidance of $1,240m-$1,330m, up 18% at the mid-point from FY 2023

Diversify Revenue

- Acquired Opiant Pharmaceuticals, Inc., launched OPVEE and awarded BARDA[2] multi-year contract
- SUBLOCADE ex-US net revenue $41m, +52% vs 2022; approved in the U.K. and launched in Germany
- PERSERIS FY 2023 net revenue of $42m, +50%
- PERSERIS FY 2024 net revenue guidance of $55m-$65m, up 43% at the mid-point from FY 2023
- Rest of World (ROW) NR returned to growth

Build & Progress the Pipeline

- AELIS AEF0117 (CUD[3]): Phase 2b study progression with LSLV (Last Subject Last Visit) expected in Q2 2024
- INDV-2000 (OUD[4]): Positive end of Phase 1 meeting with the FDA in Q4 2023 with expected progression to Phase 2 clinical proof of concept
- Secured global rights to Alar Pharmaceuticals' portfolio of buprenorphine-based ultra long-acting injectables (INDV-6001)
- Acquired full ownership of INDV-2000 from C4X Discovery
- Collaboration agreement with Click Therapeutics to develop prescription digital therapeutics to treat substance abuse disorders, beginning with CT 102 for OUD

Optimize Operating Model

- Secured long-term supply of SUBLOCADE and PERSERIS by acquiring an aseptic manufacturing facility
- Settled legacy antitrust MDL providing greater certainty for stakeholders
- Initiated third $100m share repurchase program
- Executed additional U.S. listing on Nasdaq
- Created separate Compliance, Ethics & Sustainability Committee of the Board
- Published 2022 Sustainability Report

1. Rolling 12-month patients estimate using both Specialty Pharmacy and Specialty Distributor proxy data.
2. BARDA = US Biomedical Advanced Research and Development Authority.
3. CUD = cannabis use disorder.
4. OUD = opioid use disorder.

Chief Scientific Officer's Review

Pioneering the Science of Addiction Medicine

Christian Heidbreder
Chief Scientific Officer

We are progressing therapeutic innovations by understanding the neurobiological underpinnings of substance use disorders and generating new real-world evidence to reinforce the importance of continuity of care.

The United Nations estimates that in 2021, 296m individuals worldwide – or 1 in every 17 persons aged 15 to 64 – had misused drugs at least once in the previous year. With an estimated 219m users in 2021, cannabis is the most commonly used substance followed by 60m opioid users, 36m amphetamines users, 22m cocaine users, and 20m methylenedioxymethamphetamine (MDMA, ecstasy) users.[1] Opioids remain the class of drugs that contribute most to serious drug-related harm, including overdose deaths.[1]

The number of individuals with a substance use disorder (SUD) in the U.S. alone for the past year was 48.7m.[2] Of these, 29.5m had an alcohol use disorder (AUD), 19m had a cannabis use disorder (CUD) and 6.1m had an opioid use disorder (OUD).[2] Rapid increases in polysubstance overdose deaths including illegally manufactured synthetic opioids like fentanyl have signaled the start of the "fourth wave" of the overdose crisis.[3]

Over 90% of all reported opioid overdose deaths have been connected to synthetic opioids.[4] There have also been reports of illicit novel synthetic opioids that are structurally unrelated to fentanyl (e.g., benzimidazoles such as clonitazene, etonitazene and isotonitazene) and that are as or more harmful than fentanyl.[5]

Regretfully, it is still difficult to lessen inequities in treatment participation and access because of structural barriers for many suffering from SUD. This is particularly true for adolescents, pregnant women and incarcerated individuals, as well as those with mental illnesses and economically disadvantaged people. For example, just 2.1% of the 29.5m U.S. adults and children aged 12 or older who had an AUD in the previous year received medication to treat their condition. And only 18.3% of the 6.1m adults and children aged 12 or older who had an OUD in the previous year received medication for opioid use disorder (MOUD).[2]

True to our vision and mission, in 2023 our Research & Development (R&D) and Medical Affairs & Safety organizations worked to break down barriers to access for OUD treatment. As part of this process, it developed one of the largest evidence-based understandings of MOUD including SUBLOCADE Phase IV studies, long-term collaborations, real-world evidence studies, externally sponsored studies, label updates, peer-reviewed publications and conference presentations. Outside the U.S., we have regulatory approvals for SUBLOCADE in 12 countries: Canada, Australia, New Zealand, Israel, Sweden, Finland, Denmark, Norway, Germany, Italy, Switzerland and the U.K. Regulatory approval for SUBLOCADE was obtained in 2023 in the U.K. We also have regulatory approvals for SUBOXONE film in 37 countries, including Canada, Australia, New Zealand, Israel, all 27 EU Member States, U.K., Iceland, Norway, Liechtenstein, Qatar, Kingdom of Saudi Arabia and the United Arab Emirates.

Following our acquisition of Opiant Pharmaceuticals, Inc., in March 2023, regulatory approval of OPVEE (nalmefene) nasal spray was granted by the FDA on May 22, 2023. OPVEE is used for the emergency treatment of known or suspected overdose induced by natural or synthetic opioids in adults and pediatric patients aged 12 years and older.[6] On September 27, 2023, a $32m contract was awarded by the U.S. Biomedical Advanced Research and Development Authority (BARDA) to support a range of studies. These included FDA-required post-marketing studies, three-year stability studies to support shelf-life extension, and real-world evidence studies. The contract also supports the procurement of packaged OPVEE held as vendor-managed inventory (VMI) as a medical countermeasure in the event of a synthetic opioid community or mass casualty event.

We also made significant progress in advancing our pipeline. First, we pursued major collaborative efforts with Aelis Farma to develop AEF0117, Aelis' first-in-class synthetic signaling specific inhibitor (SSi) engineered to modulate the cannabinoid type 1 (CB1) receptor (CB1-SSi) for the treatment of CUD. Aelis' clinical Phase 2B trial, which aims to demonstrate the clinical efficacy and safety of AEF0117, is on track to deliver results in the third quarter of 2024. Second, on October 11, 2023, we acquired the exclusive global rights to develop, manufacture and commercialize Alar Pharmaceuticals Inc.'s, portfolio of long-acting injectable formulations of buprenorphine. This portfolio includes the three-month injectable candidate ALA-1000 (now INDV-6001) for the treatment of OUD. Third, on August 1, 2023, we acquired full ownership of INDV-2000 (selective orexin-1 receptor antagonist for the non-opioid treatment of OUD) from C4X Discovery. The development plans for INDV-2000 were successfully discussed during an end-of-Phase 1 meeting with the FDA on November 3, 2023, paving the way for the initiation of a clinical Phase 2 proof-of-concept study in 2024. Fourth, efforts to support INDV-1000 (GABAb positive allosteric modulator for the treatment of AUD) have resulted in the selection of two lead compounds and one backup molecule for comprehensive in vitro and in vivo characterization. Fifth, a collaboration with the National Center for Advancing Translational Sciences (NCATS) is enabling us to optimize a drug product formulation of INDV-5004 (drinabant, a CB1 receptor antagonist for the treatment of acute cannabinoid overdose) and conduct toxicology and safety IND-enabling studies. Lastly, on September 7, 2023, we executed a new collaboration agreement with Click Therapeutics for the development and commercialization of prescription digital therapeutics to treat OUD.

Christian Heidbreder
Chief Scientific Officer

1. UNODC, World Drug Report 2023 (United Nations publication, 2023).
2. Substance Abuse and Mental Health Services Administration. (2023). Key substance use and mental health indicators in the United States: Results from the 2022 National Survey on Drug Use and Health (HHS Publication No. PEP23-07-01-006, NSDUH Series H-58). Center for Behavioral Health Statistics and Quality, Substance Abuse and Mental Health Services Administration. https://www.samhsa.gov/data/report/2022-nsduh-annual-national-report.
3. Friedman, J, Shover, CL. Charting the fourth wave: Geographic, temporal, race/ethnicity and demographic trends in polysubstance fentanyl overdose deaths in the United States, 2010–2021. Addiction. 2023. https://doi.org/10.1111/add.16318.
4. Ahmad FB, Cisewski JA, Rossen LM, Sutton P. Provisional drug overdose death counts. National Center for Health Statistics. 2023.
5. Vandeputte MM, Van Uytfanghe K, Layle NK, St Germaine DM, Iula DM, Stove CP. Synthesis, Chemical Characterization, and μ-Opioid Receptor Activity Assessment of the Emerging Group of "Nitazene" 2-Benzylbenzimidazole Synthetic Opioids. ACS Chem Neurosci. 2021 Apr 7;12(7):1241-1251. https://doi.org/10.1021/acschemneuro.1c00064.
6. Label (fda.gov)

Our Business Model

Building a Better Future for Patients

Guided by our purpose, inspired by our people and culture and informed by our expertise, insight, innovative science, stakeholder relationships, we aim to address patients' unmet needs around the world.

We develop, produce and market evidence-based treatments to help patients suffering from substance use disorders, serious mental illness and overdose.

Guiding Principles

> Guiding Principles – read more on **page 10**

    

Purpose
Our purpose is to pioneer life-transforming treatment.

Vision
Our vision is that the millions of people across the globe suffering from substance use disorders, serious mental illness or overdose have access to evidence-based treatment to change lives.

Mission
Our mission is to be the global leader that is a pioneer in developing innovative prescription treatments for people suffering from substance use disorders, serious mental illness and overdose.

Governance
We recognize the importance of a strong governance and compliance framework which supports the business and facilitates good decision making.

Our strengths



Highly skilled and knowledgeable people
We have an able workforce and management team with a deep understanding of patient needs and a strong commitment to improving patient lives.

Culture
Based on a clearly defined set of Guiding Principles, our culture is a key competitive advantage, enabling Indivior to drive sustainable and strategic business growth and create social value.



Product portfolio
Our product portfolio is focused on helping to meet adult patient needs in addiction, schizophrenia and overdose.



Capital base
Indivior employs disciplined asset allocation. We focus on retaining a robust capital base to enable flexibility in addressing legal matters, agility in managing unknown market impacts and the ability to pursue identified growth and diversification opportunities.

How we do it

1 Stakeholder engagement
Strong and enduring relationships with key stakeholders

> For more information see **Page 26**

2 Research and development
World-class treatment innovation

3 Manufacturing
Producer of high-quality medicines

4 Sales and marketing
Carefully managed compliance and adherence to good practice

5 Operational discipline
Effectively managing our business

How we generate value

Our stakeholders are fundamental to who we are and how we operate. The perspectives and priorities of our stakeholders help to inform our decision-making and, in turn, support progress toward realizing our purpose, vision and mission.

Advance treatment innovation by developing new patient-focused treatments. We aim to expand the scope of the treatment the Group provides to help address addiction and the co-occurring disorders of addiction.

Improve the lives of patients through an uninterrupted supply of high-quality products.

Deliver high-quality products and accurate information and maintain strong and credible relationships with customers and key stakeholders.

Effectively managing our business and assets to enable reinvestment and meet stakeholder obligations.

Our strategic priorities



1 Grow SUBLOCADE® >$1.5bn

2 Diversify Revenue

3 Build & Progress the Pipeline

4 Optimize Our Operating Model

Sustainability
We believe our business is a force for positive change in society. We seek to create value for all stakeholders. We believe we must do this in a way that is sustainable, by advancing the science of medicine and treatment while protecting natural and human resources.

> Sustainability – read more on **page 34**

Meeting patient needs
Leveraging a deep understanding of patient needs, Indivior is committed to addressing the global addiction crisis by expanding the availability of evidence-based treatments, enhancing treatment access and leveraging our scientific expertise to develop new treatments.

Understanding Our Stakeholders

       



Our stakeholders – from employees, patients, healthcare providers and the greater community, to suppliers, policymakers and civil society – are fundamental to how we operate and to who we are.

We believe ongoing engagement with our stakeholders is fundamental to developing and maintaining a robust, sustainable and successful business.

The perspective and priority areas of our stakeholders help to inform our decision-making and, in turn, help us to make progress toward realizing Indivior's purpose, vision and mission.

Indivior regularly reviews its understanding of each stakeholder group and priority areas, and the team's efforts to identify further opportunities to strengthen and learn from these relationships. Indivior employs experienced and qualified individuals to conduct its stakeholder engagement activities. These employees include members of the governance, investor relations, government affairs, advocacy and communications teams, supported by external advisors.

 **INSUPPORT**

During 2023, INSUPPORT® Community Reentry Program ("CRP") reached a celebrated milestone of receiving over 100 program enrollments. INSUPPORT was created to provide information aimed at helping eligible patients with the process of obtaining Indivior medicines and to enhance our existing patient transition of care offerings. CRP was designed for patients released from the criminal justice system ("CJS") who are experiencing a gap in insurance coverage. Eligible patients may receive up to two months of SUBLOCADE® (buprenorphine extended-release) subcutaneous injection at no cost while awaiting reinstatement of health insurance.

INTO LIGHT

In 2023 Indivior supported the INTO LIGHT Project. The purpose of the INTO LIGHT Project is to change the conversation about substance use disorder (SUD) and to erase the stigma surrounding the disorder. Founded by Theresa Clower, who lost her son to the opioid crisis, the organization uses art (graphite drawings) and narratives, to portray lost loved ones who suffered from SUD. Clower aspires to draw their portraits, tell their stories and start a dialogue around the disease to reduce the judgment of those with SUD.



Portrait title: Devin Hart Bearden
Portrait artist: Theresa Clower

"We must learn to see people with substance use disorders as human beings and understand that addiction is a disease like hypertension and cancer – something that needs treatment and compassion. Art can help us do that. Art crosses boundaries that are impassable in real life… Art opens the door for empathy and for overcoming the fear and shame that are so commonly encountered with addiction and overdose."

Nora Volkow

M.D., Director, National Institute on Drug Abuse, National Institute of Health, in INTO LIGHT catalogue foreword.

Section 172 Statement

Section 172 of the Companies Act 2006 requires each Director of the Company to act in the way he or she considers, in good faith, would most likely promote the success of the Company for the benefit of its members as a whole.

In this way, Section 172 requires a Director to have regard, among other matters, to the:

– likely consequences of any decisions in the long term;

– interests of the Company's employees;

– need to foster the Company's business relationships with suppliers, customers and others;

– impact of the Company's operations on local communities and the environment;

– desirability of the Company maintaining a reputation for high standards of business conduct; and the

– need to act fairly between members of the Company.

In discharging its Section 172 duties, the Board has regularly considered the factors set out above and the views of key stakeholders and applied this information in its decision-making. Examples include Board members hosting employee engagement events and a U.S. physician attending a Board meeting to share her perspectives on treating patients suffering from SUDs.

The Board acknowledges that some decisions will not necessarily result in a positive outcome for all of Indivior's stakeholders. However, by considering the Company's purpose, mission, vision and commitment to responsible business, together with its strategic priorities and process decision-making, the Board aims to ensure that its decisions are in the best interests of the Company and its stakeholders. Further information regarding the principal activities and decisions taken by the Board during the year can be found in the section titled "Principal Activities" on pages 86 to 87.

The key themes and strategies highlighted within this report section will be continued into 2024. The increased emphasis on sustainability reporting which began in 2022 with the publication of Indivior's first Sustainability Report will be continued in 2024 with the publication of a third report.

Stakeholder Engagement continued

The following table summarizes Indivior's key stakeholders, their key areas of interest, why each group matters to everyone at Indivior, how engagement activity is conducted, stakeholder engagement highlights in 2023, the involvement of the Board in Indivior's stakeholder engagement and how the Board applied this in its decision-making processes. Further information is also available on page 89 of this report and within Indivior's latest Sustainability Report.



Patients
Our vision is that millions of people across the globe suffering from substance use disorders, serious mental illness or overdose have access to evidence-based treatment to change their lives.

Key stakeholder issues
– Access to treatment and support.
– Product pricing and availability.
– Product safety and efficacy.

Key issues for Indivior
– Advocacy activities to support Indivior's vision.
– Ensuring evidence-based treatment for substance use disorders, serious mental illness and overdose is available to everyone who needs it.
– Providing treatment distribution through responsible HCPs.
– Breaking down barriers to care so more patients have access to the evidence-based treatment they need on their recovery journey.
– Expanding the U.S. go-to-market capabilities to continue growth in organized health systems.

How Indivior engages
– Adhering to regulatory requirements (for instance product labelling and information).
– Campaigning and lobbying with other interested parties to increase access to treatment.
– Monitoring HCPs that dispense its treatments to patients in North America.

Board involvement highlights
– Monitoring compliance information concerning product marketing, product communications and distribution.

2023 highlights
– Continued advocacy for expanded treatment funding for MOUD within the criminal justice system.
– Reached 100th patient milestone within the InSupport program for patients re-entering their community from the criminal justice system.
– Indivior increased access to SUBLOCADE through agreement with Albertsons, one of the largest food and drug retailers in the U.S.
– The team in France updated the SUBUTEX packaging to include QR codes so patients could quickly access useful information.



Healthcare providers (HCPs)
Addiction and mental health are uniquely challenging treatment spaces.

Key stakeholder issues
– Product safety and efficacy.
– Accurate and up-to-date information about Indivior's products.

Key issues for Indivior
– Responsible pricing, marketing and distribution supported by internal compliance activities.
– Pioneering, producing and marketing evidence-based innovative treatments for substance use disorders and serious mental illness.
– Ensuring that evidenced-based treatments are available to greater numbers of HCPs and patients around the world.

How Indivior engages
– Responsible and compliant sales, marketing and communication activities.
– Supporting regulatory and legislative developments to improve treatment access for patients and enable HCPs to care for more patients when they decide to seek help.

Board involvement highlights
– The Board, supported by the Science Committee, oversees Indivior's research and development strategy and the setting of goals and objectives.
– The Board, supported by the Science Committee, oversees Indivior's pipeline development program.

2023 highlights
– Indivior field personnel continued to interact with HCPs focused on our therapeutic areas of interest and their staff within healthcare institutions, offices, treatment centers and criminal justice systems across the U.S.
– Indivior personnel attended key national and regional conferences to engage with the community on our therapeutic areas of interest.



Workforce
Indivior has a diverse and inclusive workforce with a shared commitment to its vision and patients.

Key stakeholder issues
– A shared commitment to Indivior's purpose, vision and mission.
– A diverse and inclusive workplace featuring flexibility, responsible business practices and clear communication channels.
– Comprehensive provision of training, development and learning opportunities.
– Workforce terms, conditions and remuneration levels.

Key issues for Indivior
– Recruitment and retention of talent to enable the achievement of Indivior's vision and purpose.
– Maintenance of an optimal workplace culture to enable innovation and personal and business success.
– Maintenance of a diverse and inclusive workplace.

How Indivior engages
– Annual culture surveys.
– Regular dialogue led by the HR team about diversity and inclusion matters.
– Frequent "Town Hall" events hosted by the senior management team.
– A Company-wide "Culture and Inclusion Champions" network.
– Annual personal development reviews ("PDRs") for all employees.
– Regular training and development activity tailored to departmental requirements.
– A dedicated intranet site for internal communications where employees are featured and departments share content.
– Communications about share plans and performance incentives.

Board involvement highlights
– Workforce matters are considered by the Board and decisions take into account their impacts on the workforce (see page 88 for further information).
– Board members interact with the workforce at employee engagement events.
– The Board, supported by the Remuneration Committee, review workforce remuneration arrangements and related policies and their alignment with Indivior's culture and executive remuneration.
– The Board oversees and supports the senior management team in the maintenance of Indivior's culture and welcoming workplace.

2023 highlights
– Awarded the 'Great Place to Work' accreditation in seven countries in which the business operates.
– Named Best Workplaces in Biopharma in Fortune Magazine.
– Earned Top Workplace honors from the Richmond Financial Issues Times-Dispatch.
– The quarterly global town hall program hosted by senior management was well-attended and produced positive post-event survey feedback.
– Best-ever results in the independently conducted 2023 culture survey.

Current and potential shareholders and capital providers
Indivior's relationships with its capital providers are a key element to the stability and long-term success of the business.

Key stakeholder issues
– Effective strategy and business model.
– Financial and share price performance.
– Optimal capital allocation and effective risk management.
– Governance, compliance, quality of leadership, succession planning and transparency.
– Sustainability approach and performance.

Key issues for Indivior
– The Board has a fiduciary duty to communicate and receive feedback from shareholders and other capital providers concerning Indivior's performance.
– Regular dialogue facilitates market understanding and awareness of the Group's strategic progress and financial performance.
– Indivior is subject to legal and regulatory obligations that require the Board and the management team to regularly report and communicate its financial and non-financial performance.

How Indivior engages
– Dedicated investor relations, finance, governance and communications functions.
– A corporate website with a dedicated investor relations section which includes detailed financial and governance information.
– Quarterly results presentations and regular dialogue with existing and potential interested stakeholders.
– Regular dialogue with interested stakeholders about Indivior's approach to sustainability.
– Frequent dialogue with financial analysts.

Board involvement highlights
– Indivior's Annual General Meeting ("AGM") was held in central London in May 2023 and was attended by the entire Board.
– Indivior's Chief Executive Officer, Chief Financial Officer and other senior management attended several investor and financial presentations and meetings throughout the year.
– The Senior Independent Director serves an intermediary for the other Directors and shareholders when required.

2023 highlights
– Presented at several healthcare conferences organized by the investment and financial communities.
– Successful additional U.S. listing on Nasdaq.
– Ongoing dialogue with the investment community about Indivior's approach to sustainability matters.
– Published second annual Sustainability Report.

Stakeholder Engagement continued



Suppliers and distributors

Indivior has a small supply chain which is critical to effectively conduct its day-to-day business.

Key stakeholder issues
– Product quality requirements and terms of business.
– Contractual terms and payment timings.
– Product pipeline and development plans.
– Tender process details.
– Climate change information.

Key issues for Indivior
– Product quality is essential for regulatory and compliance purposes and to ensure patient safety.
– A reliable supply chain is critical to the effective and regular distribution of treatments.
– It will be necessary to work closely with suppliers to collect Indivior's Scope 3 emissions data.

How Indivior engages
– Regular dialogue takes place between Indivior and its key suppliers concerning production matters and Indivior's requirements.
– Dedicated Indivior supplier management team.
– Written information about matters such as tenders, terms of business, contractual terms and payment timings.
– Indivior's Third-Party Code of Conduct.

Board involvement highlights
– Purchase of Raleigh, NC, manufacturing facility to secure long-term production and supply of SUBLOCADE and PERSERIS.
– Received updates on the status of the supply chain.

2023 highlights
– Purchase of Raleigh, NC, manufacturing facility.
– Consideration of key suppliers as part of the ongoing assessment of business continuity risks.
– Updated Indivior's Third-Party Code of Conduct.
– Ongoing dialogue with key suppliers with the aim of expanding Indivior's Scope 3 reporting.



Communities

Indivior recognises its responsibility to work with community organizations and patient advocacy groups to raise awareness of the global addiction crisis and to support their activities.

Key stakeholder issues
– Reputation as a reliable community citizen and partner.
– Role in addressing the global addiction crisis and mental health issues.
– Support and work with patient advocacy groups, NGOs and charities that support people who are affected by addiction and mental illness.

Key issues for Indivior
– Indivior believes that it is important to work in partnership with community stakeholders to increase understanding of the global addiction crisis, overdose and mental health issues.
– Indivior builds relationship with community organizations aligned to our mission to reduce stigma and break down barriers to care.
– Indivior supports organizations that help educate communities on the deeply stigmatized patient populations suffering from substance use disorder, serious mental illness and those in need of overdose rescue.

How Indivior engages
– Dedicated Global Impact function.
– Advocacy activities in partnership with a variety of interested stakeholders.
– Financial support for projects which relate to Indivior's purpose and vision.

Board involvement highlights
– Monitored compliance information about Indivior's community activities.

2023 highlights
– Ongoing cooperation and collaboration with patient advocacy organizations and medical bodies to provide education on OUD and treatment options.
– Continuation of the Indivior volunteer policy which enables employees to take paid time off to engage in volunteering activities.



Regulators and professional advisors

Indivior works closely with this group of stakeholders to ensure compliance at all times with the relevant regulatory and legal requirements that relate to its activities.

Key stakeholder issues
– High product quality standards as required by regulators.
– Responsible marketing and distribution activities.
– Pricing responsibly.
– Adherence to applicable laws and regulations, including those relating to taxation and listed companies.
– Adherence to the 2020 Resolution Agreements.

Key issues for Indivior
– Indivior's license to operate and maintenance of its reputation with its stakeholders depends on its compliance with the relevant regulatory and legal requirements.
– Regular engagement with this group of stakeholders to ensure that they have a good understanding of Indivior's business and compliance activities.
– All members of Indivior's workforce should understand its legal and regulatory obligations and how and when to address any concerns.

How Indivior engages
– Distribution of information about Indivior's approach and performance concerning compliance and governance matters.
– Regular engagement with governments and regulators.
– Regular dialogue with Indivior's workforce about compliance matters and regular training and educational information.
– Indivior EthicsLine.

Board involvement highlights
– Regular review of the integrity compliance dashboards which illustrates performance across all program area.

2023 highlights
– The management team believes Indivior has continued to meet all requirements under the three agreements signed with the U.S. authorities in July 2020, including the filing of all scheduled and ad hoc reporting and notifications.



Media

Our stakeholders require up-to-date, timely, complete and accurate information about Indivior and its products and science.

Key stakeholder issues
– Accurate and timely news and information about Indivior's activities.
– Points of contact for further information and clarification.

Key issues for Indivior
– Dissemination of accurate and timely news and information about Indivior's strategy, activities and results.
– Working with the media to develop Indivior's reputation and stakeholder understanding of its objectives.

How Indivior engages
– Distribution of news and information in a timely manner.
– Experienced and dedicated corporate affairs team which was expanded in 2023.
– Corporate website including section for press releases, Company statements and Company news.

Board involvement highlights
– Monitoring Indivior communications activity particularly relating to reputation.

2023 highlights
– Held media roundtable to help inform journalists about substance use disorder and science behind recovery.
– Earned media coverage in over 80 print publications and over 140 print publications.



Legislators, governing bodies and policy makers / influencers

The escalating opioid crisis calls for relationships between Indivior, legislators, governing bodies and policy makers so patients have access to evidence-based treatments along their recovery journey.

Key stakeholder issues
– Solutions to the opioid epidemic.
– Access to evidence-based treatment for patients in need.
– Reducing the stigma surrounding patients suffering from addiction, overdose and serious mental illness.
– Preparedness efforts against the opioid overdose emergencies.

Key issues for Indivior
– Ensuring patient access to evidence-based treatment for overdose rescue, substance use disorder and serious mental illness.
– Understanding funding sources to ensure funding prioritizes treatment for patients who need it.
– Building relationships in the criminal justice system so people involved with the criminal justice system do not experience a lapse in care.

How Indivior engages
– Indivior drives advocacy attention to the policy issues created by stigma and urges change.
– Indivior campaigns and lobbies with other interested parties to increase access to treatment.

2023 highlights
– Expanded state standing orders to improve access to emergency treatment of known or suspected overdose induced by natural or synthetic opioids.
– Indivior's CJS team has created SUBLOCADE access in over 300 corrections facilities across the U.S.
– Entered a contract with BARDA as part of national preparedness efforts to help save lives during opioid overdose emergencies, to support the pediatric development and to procure doses of OPVEE (nasal nalmefene spray).



Commitment to Transparent Disclosure

Indivior is committed to conducting timely, transparent disclosure of all material matters which are relevant to its shareholders and stakeholders.

Part of that responsibility is to continue to provide our stakeholders with a transparent update in relation to the Resolution Agreement with the U.S. Department of Justice ("DOJ") in 2020 and legacy legal matters. They relate to activities that occurred several years ago.

The 2020 DOJ Settlement

In 2020, Indivior and certain of its subsidiaries reached agreements with the DOJ, the U.S. Federal Trade Commission ("FTC"), the U.S. Attorney's Office for the Western District of Virginia, and U.S. state attorneys general. The agreements resolved potential criminal and civil liability arising from an indictment brought in 2019 by a grand jury in the Western District of Virginia, civil lawsuits in which the DOJ partially intervened, and an investigation by the FTC, all of which generally concerned Indivior's marketing and promotion of SUBOXONE film.

As part of our agreement with the DOJ (the "Resolution Agreement"), a wholly owned subsidiary of Indivior PLC pleaded guilty to a single count of making false statements relating to healthcare matters in 2012 and was excluded from participating in government healthcare programs. The exclusion did not pertain to the rest of the Group and did not limit access to our medications for patients in the U.S. The DOJ dismissed all charges in the 2019 indictment against the rest of the Group, and the Group agreed to make payments over time to federal and state authorities totaling $600m.

Compliance measures, FTC Stipulated Order, and Corporate Integrity Agreement

Indivior also agreed to significant compliance and reporting obligations under (i) the Resolution Agreement, (ii) a stipulated order with the FTC (the "FTC Stipulated Order") and (iii) a Corporate Integrity Agreement ("CIA") between Indivior Inc. and the Office of Inspector General of the U.S. Department of Health and Human Services. The Resolution Agreement generally concerns Indivior's sales and marketing practices and requires an annual certification by the Chief Executive Officer to the DOJ about compliance activities, as well as an annual resolution from the Board of Directors that it has reviewed the effectiveness of Indivior's compliance program. The CIA requires, among other things, that Indivior Inc. engages an Independent Review Organization and a Board Compliance Expert to assess Indivior Inc.'s compliance program and compliance with CIA requirements, and implements measures designed to ensure compliance with the statutes, regulations, and written directives of U.S. Medicare, U.S. Medicaid, all other U.S. Federal healthcare programs, and the U.S. Food and Drug Administration.

We have and continue to comply with our reporting obligations under each of the agreements, and to make investments in Indivior's Global Integrity & Compliance Program (IGICP) to promote compliance and drive continuous learning and evolution of an effective compliance program.

Settlement of certain legacy legal matters

During 2023, Indivior announced that its subsidiary, Indivior Inc., had reached three separate agreements to resolve claims made in the *In re SUBOXONE Antitrust Litigation* multi-district litigation ("the Antitrust MDL") by three separate groups of plaintiffs: (1) various states and the District of the Columbia (together, the "States"), (2) end payors and (3) direct purchasers.

In connection with those agreements, Indivior took a charge of $228m in the third quarter of 2023, which was excluded from adjusted earnings. This charge represents the additional amount above the amount of $290m provided in the 2022 accounts in relation to the Antitrust MDL, and reflects the total charge of the three settlement agreements with the States, end payors and direct purchasers. As part of the settlement agreement with the States, Indivior agreed to certain notice provisions and restrictions similar to those in the FTC Stipulated Order.

The resolution of the Antitrust MDL litigation, which was initially filed over a decade ago, provides greater certainty for all Indivior stakeholders. It removes the previously disclosed 2023 material uncertainty related to Indivior's going concern basis of accounting.

Our Sustainability Framework

Why

Our vision is that the millions of people across the globe suffering from substance use disorders, serious mental illness or overdose have access to evidence-based treatment to change lives.

What



- **Transform patient lives** See page 37
- **Prioritize our people** See page 37
- **Conduct business with integrity** See page 40
- **Address our environmental responsibilities** See page 43
- **Provide our products** See page 45









How

- Strategy and policy
- Management systems and processes
- Performance measurement and monitoring
- Stakeholder engagement

Reporting by











TCFD TASK FORCE ON CLIMATE-RELATED FINANCIAL DISCLOSURES

United Nations Global Compact

GRI

SUSTAINABLE DEVELOPMENT GOALS

CDP DISCLOSURE INSIGHT ACTION

Managing Indivior's Business Responsibly



INDIVIOR
Focus on you.

Indivior's purpose is to create positive societal change by developing, producing and promoting treatments that assist individuals with substance use disorders, severe mental illness and overdose.

Indivior conducts these activities while striving to create value for its stakeholders, such as patients, the workforce, current and potential investors and suppliers. Indivior's management team recognizes that these activities must be conducted sustainably and responsibly at all times.

Recent highlights

- Indivior became a participant in the UN Global Compact in 2022.
- Achievement of the Great Place to Work Certification in 2022 and 2023 in seven countries including U.S., Canada and U.K.
- The introduction of internal quarterly Scope 1 and 2 greenhouse gas emissions reporting to the Sustainability Committee in 2023.
- Initiation of a plan to convert Indivior's leased fleet to hybrid powered vehicles in 2023. This will be progressed significantly in 2024.
- Publication of Indivior's first Sustainability Report in 2022 and a second in 2023 in line with the Global Reporting Initiative ("GRI") reporting framework.
- Maintenance of Indivior's excellent environmental, health and safety and product safety record with no material incidents reported in 2023.
- Performance of a quantitative climate change risk assessment supported by third-party advisors in 2023, following the performance of a qualitative assessment in 2022.
- Establishment of the Compliance, Ethics & Sustainability Board Committee in 2023 and the Sustainability Committee in 2022 comprising all members of Indivior's Executive Committee.

Alignment with the UN Sustainability Goals ("UN SDGs")

Alignment with the 17 UN SDGs is one important way that Indivior monitors and prioritizes its ESG and sustainability activities. Indivior began mapping its ESG and sustainability activities to the SDGs in 2021 and deepened this exercise in 2023 by disclosing more data points within the latest Sustainability Report.











3 GOOD HEALTH AND WELL-BEING
16 PEACE, JUSTICE AND STRONG INSTITUTIONS
12 RESPONSIBLE CONSUMPTION AND PRODUCTION
13 CLIMATE ACTION
5 GENDER EQUALITY

SDG 3: Good Health and Well-Being

Relevant SDG targets

3.5 Strengthen the prevention and treatment of substance abuse, including narcotic drug abuse, and harmful use of alcohol.

Why Indivior selected this topic

Target 3.5 is directly aligned with Indivior's purpose. Indivior was founded to help tackle the opioid crisis, one of the largest and most urgent public health emergencies of our time. Indivior's purpose is to pioneer life-transforming treatment, ensuring that the millions of people across the globe suffering from SUDs and serious mental illness have access to evidence-based treatment to change lives.

SDG 16: Peace, Justice and Strong Institutions

Relevant SDG targets

16.5 Substantially reduce corruption and bribery in all its forms.

16.6 Develop effective, accountable and transparent institutions at all levels.

Why Indivior selected this topic

Indivior advances targets 16.5 and 16.6 through the Global Integrity & Compliance Program, and its Anti-Bribery, Anti-Corruption and Sanctions Programs. These programs help to ensure that its business activities are conducted in a responsible and compliant manner.

SDG 12: Responsible Consumption and Production

Relevant SDG targets

12.2 Achieve sustainable management and efficient use of natural resources.

12.4 Achieve the environmentally sound management of chemicals and all wastes throughout their life cycle.

12.5 Substantially reduce waste generation through prevention, reduction, recycling and reuse.

Why Indivior selected this topic

Product quality is embedded in Indivior's culture. Indivior believes that its long-term success is directly linked to operating in a responsible way and in a way that minimizes its impact on the environment and natural resources, thereby aligning to targets 12.2, 12.4, and 12.5.

SDG 13: Climate Action

Relevant SDG targets

13.2 Integrate climate change measures into national policies, strategies, and planning.

Why Indivior selected this topic

Indivior supports the activities of groups such as the Intergovernmental Panel on Climate Change ("IPCC") and the UN Framework Convention on Climate Change ("UNFCCC"). Indivior also supports the various regulatory and other initiatives that aim to achieve greater transparency and enable stakeholders to monitor related areas of climate change and environmental performance.

SDG 5: Gender Equality

Relevant SDG targets

5.1 End all forms of discrimination against women and girls everywhere.

5.5 Ensure women's full and effective participation and equal opportunities for leadership at all levels of decision making in political, economic and public life.

Why Indivior selected this topic

Indivior's diverse and inclusive workforce is aligned with targets 5.1 and 5.5. As well as being the right thing to do, Indivior believes that a diverse and inclusive workforce enables innovation, continuous improvement in the quality of its decision-making, and increased speed and efficiency in meeting the various needs of our employees, patients, and stakeholders. Indivior's Diversity and Inclusion Policy, which applies to the Board and its employees, reflects Indivior's beliefs and values. Supporting and promoting the diversity of the workforce is important, and the management team continues to nurture an inclusive culture that values all employees regardless of their age, disability, gender identity, pregnancy or maternity status, marriage or civil partnership status, gender, race, sexual orientation, ethnic or national origin, religion, or other protected characteristics.

1. Transform patient lives

At Indivior, everyone recognizes substance abuse as a serious issue and is dedicated to helping all people who struggle with it. Since Indivior's founding, it has been at the forefront of addiction medicine development including buprenorphine-based medications that help treat OUD.

A force for positive change in society

Indivior's advocacy work, stakeholder engagement and community relationships are a critical element of how it helps to make a measurable difference. Indivior's public policy priorities focus on expanding treatment access, reducing barriers and promoting equitable access to MOUD.

Recently, these activities have focused on:

- Advocating for the reduction of treatment barriers. A recent example was Indivior's role in working with stakeholders to advocate for the Mainstreaming Addiction Treatment Act which was signed into law in the U.S. in December 2022. This removed caps on the numbers of patients healthcare professionals may treat with buprenorphine. Indivior continues to conduct this type of advocacy at both the state and federal level in the U.S.
- Supporting expanded treatment, research and education through increases in federal funding enacted for state opioid response and justice programs.
- Supporting expanded treatment funding and initiatives in criminal justice system settings. In 2023 initiatives were enacted in California, Colorado, Massachusetts, Missouri and several other states.
- Supporting the implementation of the New York State CJS treatment initiative, including advocating for jails and prisons to expand treatment and supporting the use of opioid settlement resources.
- Sponsoring the National Alliance for Recovery Residences convention, aligning with the lead national organization for recovery housing.

Indivior continues to support patient advocacy groups and engage with stakeholders across the addiction treatment and recovery landscape, including national organizations and community groups. Recently, these activities focused on:

- Providing financial support to the American Association of Nurse Practitioners to develop "The Essential Pocket Guide to Opioid Use Disorder." The guide was tailored to the specific needs of nurse practitioners to help identify and treat OUD patients in their settings.
- Providing financial support to the Addiction Policy Forum to expand their anti-stigma education and support for Stop Stigma Now initiatives, which aim to inform the public about MOUD.
- Providing financial support to Community Anti-Drug Coalitions of America ("CADCA") to support their MOUD Community Awareness Project.
- Joining, for the first time, the Young People in Recovery Founders Circle and providing financial support to individual chapters of the National Alliance on Mental Illness ("NAMI").

Further information is included in the Stakeholder Engagement section on pages 26 to 32 of this report.

2. Prioritize our people

At Indivior, we prioritize a culture of inclusivity, respect and collaboration, where every employee feels valued and supported. Indivior's approach is set by the Guiding Principles that form the foundation of the Group's activities. We rely on our Guiding Principles to inform our decision-making and ESG activities. Our commitment to fostering a dynamic and collaborative environment is reflected in our endeavors.

Our Guiding Principles



- **Focus on patient needs to drive decisions**
- **Seek the wisdom of the team**
- **Believe that people's actions are well intended**
- **Care enough to coach**
- **See it, own it, make it happen**
- **Demonstrate honesty and integrity at all times**











Indivior's Code of Conduct, "Doing the Right Things Right", records the expected standards of behavior for the workforce and explains how these standards align with Indivior's culture and Guiding Principles. It is available for download from Indivior's corporate website.

Managing Indivior's Business Responsibly continued

2023 people highlights

Highlights of Indivior's workforce initiatives and recognitions are recorded below. Further details will appear in the forthcoming Sustainability Report.

– Indivior's annual Corporate Culture Survey achieved its highest ever participation rate (92%) and achieved the highest ever scores.

– For the second year Indivior received a "Great Place to Work" certification in all seven countries where Indivior was eligible with an overall rating of 89%.

– Quarterly roundtables were conducted across the organization which focused on inclusion and building a sense of belonging.

– Quarterly global town halls were conducted featuring members of the Board and the senior management team. Strong post-meeting survey results indicated an effective approach to internal communications.

– Quarterly speaker series were held featuring world-renowned clinical and science specialists. This improved our understanding and knowledge of our disease areas of interest.

– A wide range of other events were held to celebrate occasions such as Indivior's additional U.S. listing, the integration of the acquired Opiant business and manufacturing site and national professional and cultural observances.

Training and development

At Indivior, we provide our workforce with developmental training in accordance with their specific role and career path and pay considerable attention to Integrity Compliance training for all employees.

All employees have access to a variety of training and career development tools and opportunities including, but not limited to:

– Performance development reviews that include personal development objectives.

– Individual development plans.

– On-the-job/functional training and cross-functional project work.

– Competency-based career paths and/or functional/leadership competency profiles with competency-based development tools.

– Mentorship programs.

– Tuition reimbursement programs.

– Attendance at conferences/seminars.

– 360 and leadership potential assessments.

– Culture and inclusion training.

– Internal/external on-demand learning programs.

Commercial workforce training

An important area is the training and development we provide for our commercial workforce responsible for marketing Indivior's products to healthcare professionals. We aim to ensure that all Indivior's marketing activities are conducted responsibly, with focus and clarity, and that the information imparted to healthcare providers is truthful, accurate and not misleading and helps them to take appropriate action with patients and their caregivers.

A key and ongoing component of our commercial workforce training and development is to identify individual and team-level skills gaps and training needs. Our commercial organization conducts a wide variety of regular communication and feedback mechanisms with all team members to ensure knowledge sharing and to ensure that everyone is in receipt of up-to-date information and knowledge concerning Indivior's products. These range in size and frequency and can include weekly team phone calls, team meetings, and training workshops over one or several days. Mentor programs and in-the-field training are also key elements of this activity.

On average, training and development per commercial employee yearly includes 100 hours of core capabilities training, supplemented by weekly calls, workshops (10 to 12 hours), online learning (6 to 8 hours), and other forms of training as appropriate. These numbers do not include hours spent on Integrity & Compliance training for all our employees.

Commercial workforce incentives

Within the Addiction Sciences business unit, incentive compensation is designed to ensure that financial incentives do not inappropriately incentivize employees to engage in or tolerate marketing, promoting or selling of Company products:

1. For unapproved uses.

2. At dosages above maximum recommended doses in the package insert.

3. To prescribers on a government sanctions list or who have been delisted pursuant to Indivior's Prescriber Concern Reporting Policy.

For the Behavioral Health business unit, incentive compensation is designed so that financial incentives do not inappropriately incentivize employees to engage in or tolerate marketing, promoting or selling of Company products:

• For unapproved uses.

• To prescribers who practice within an excluded specialty.

• To prescribers on a government sanctions list or who have been delisted pursuant to Indivior's Prescriber Concern Reporting Policy.

Workforce data by function

Function	December 31, 2023	December 31, 2022
Commercial	564	503
Finance	79	70
Global Impact & Corporate Affairs	11	7
Human Resources	25	20
Information Technology	36	35
Integrity & Compliance	21	19
Legal & Governance	19	18
Medical	93	80
Research & Development	132	97
Strategy	6	0
Supply	178	104
Total	**1,164**	**953**

Workforce data by region

	December 31, 2023	December 31, 2022
United States	849	657
Europe, Middle East, Africa, Canada	283	264
Australia	32	32

Gender diversity data

As at December 31, 2023	Total	Women	%	Men	%	Not declared	%
Directors of Indivior PLC	11	3	27	8	73	–	–
Senior managers[1]	38	13	34	25	66	–	–
All employees	1,164	589	51	574	49	1	–

1. Includes members of the Executive Committee who are not Directors of Indivior PLC and all subsidiary company directors.

Employee well-being and safety

The well-being, health and safety of its employees are important to Indivior. This approach was illustrated during the recent global pandemic when a wide range of support was provided to all employees. Key changes were subsequently introduced to Indivior's working procedures to evolve working practices and benefit employee well-being.

One key development was the introduction of a flexible working policy at most of Indivior's locations. In 2022, Indivior approved a global health and safety policy.

Indivior's main area of health and safety risk is at the Fine Chemical Plant ("FCP") in Hull, U.K., where buprenorphine is manufactured. This applies a seven-stage chemical process that utilizes hazardous chemicals and solvents to achieve the finished product.

The management team has put in place a health and safety management system that adheres to industry best practices. Indivior continuously reviews and invests in the system as appropriate to improve efficiency and reduce incident risk. Key additions to the manufacturing system since Indivior's independence in 2014 have resulted in a significant reduction in manual participation in what is now an almost completely sealed production process.

These improvements have mitigated the risk of spills and accidents and fugitive solvent emissions to the environment, and have also helped to safeguard our workforce against exposure to hazardous substances.

Performance is regularly reviewed by Indivior's Chief Manufacturing and Supply Officer. Health and safety data is reported to Indivior's Executive Committee quarterly. Major incidents, should they occur, are reported to the

Board immediately. An excellent relationship is also maintained with the relevant U.K. regulatory authorities.

The FCP holds ISO 45001:2018 certification and a clean safety record. Indivior maintained its zero-fatality rate and a negligible annual incident or accident frequency ratio in 2023.

Indivior also has two research and development centers in Hull, U.K., and Fort Collins, Colorado, in the U.S. Indivior's office sites comprise a main corporate headquarters in Richmond, Virginia, corporate offices in Slough and London, U.K., and smaller offices in Canada, several European countries and Australia.

Indivior announced the purchase of a second manufacturing facility in Raleigh, North Carolina, in November 2023. The adoption of Indivior's current health and safety procedures at this site is currently being evaluated.

Managing Indivior's Business Responsibly continued

3. Conduct our business with integrity

Indivior values integrity, compliance, and responsible business conduct. The focus of our experienced Integrity & Compliance ("I&C") team is to drive a culture of learning and ongoing evolution.

The main tenets of the Indivior Global I&C Program ("IGICP") are 'Learn, Adjust, Prevent.' This approach helps to ensure that risks are anticipated, promptly identified and mitigated effectively. Key features include an annual Risk Assessment & Mitigation Plan ("RAMP") process and a focus on RiskIQ (risk awareness and application) as critical inputs to the development of an enterprise-wide functional business strategy and related execution.

The IGICP is based on U.S. and global regulatory and industry code standards which are listed in Indivior's latest Sustainability Report.

Our integrity and compliance commitments

Indivior's goal continues to be to become an industry leader in compliance, ethics and integrity. Its commitment to excellence in meeting these obligations is a testament to the strong culture and engagement at all levels to embed an effective and sustainable IGICP.

Indivior's management team takes building a culture of compliance and integrity seriously. Indivior believes that it has a responsibility to the patients it serves to conduct its activities with a high level of integrity.

Monitoring the performance of the IGICP

Mark Crossley, Indivior's Chief Executive Officer, is responsible for the day-to-day operation of the IGICP, and he is supported at Board level by the Compliance, Ethics & Sustainability Committee. The Board is supported by an independent compliance expert, who also reviews the performance and operation of the U.S. I&C Program and related culture annually, with the results reported to the Board. Cindy Cetani, Indivior's Chief Integrity & Compliance Officer ("CICO") and an Executive Committee member, leads the design and administration of the I&C Program supported by a team of 24 people. The I&C team operates with independence from the business as defined by U.S. government standards and requirements. The CICO has a dual reporting line to the Chief Executive Officer and the Compliance, Ethics & Sustainability Committee of the Board.

Indivior's operational controls also include regular reporting to and oversight by the Indivior Compliance Committee which meets regularly and comprises all members of Indivior's Executive Committee. Indivior has three regional compliance committees. These are staffed by regional management and chaired by the regional compliance officers to monitor the regional implementation and performance of the IGICP.

Indivior also schedules quarterly meetings with the assigned U.S. Office of Inspector General ("OIG"). These meetings cover the status and Indivior's approach to the Corporate Integrity Agreement administration. They are also used to present on aspects of the I&C Program or business activities when requested by the OIG.

Independent analysis

The U.S. I&C Program is further evaluated for effectiveness by the independent compliance expert to the Board of Directors as required by the Corporate Integrity Agreement ("CIA") for years one and three. Indivior also engaged the independent compliance expert to the Board in year two and plans to engage for the balance of the agreement term.

In addition, Indivior has engaged an independent review organization (also required by the CIA) which performs transactions testing each year, and systems testing in select years, as specified in the CIA.

These reports are provided to the assigned monitors from the OIG, who oversee Indivior's implementation of the CIA.

Annual perception survey and EthicsLine

Indivior engages Ethisphere, an independent third party that defines and measures corporate ethical standards to conduct an annual internal Ethics and Compliance Program Perceptions Survey that is distributed to all of Indivior's global workforce. Other resources include a reporting EthicsLine maintained by Navex Global, an established third-party provider. Further details about the survey and the EthicsLine can be found in Indivior's latest Sustainability Report.

Cybersecurity and data privacy

Indivior has implemented Cybersecurity and Data Privacy programs based on best practice frameworks such as NIST 500-83, Sarbanes Oxley and GDPR.

Committee	Frequency	Presenter
Indivior Compliance Committee	Approximately ten times a year	CICO, I&C team, functional leaders
Board of Directors	Twice a year	CICO
Compliance, Ethics & Sustainability Committee	At least quarterly	CICO and other functional leaders
Audit & Risk Committee	Annually	CICO

The Main IGICP Operating Framework and Underlying Principles

Indivior Global Integrity & Compliance Program Framework


Written Standards
Training / Education
Culture
Audits / Monitoring
Open Lines of Communication
Response / Corrective Action
Investigation / Disciplinary Enforcement
CICO / Governance
PREVENT
LEARN
ADJUST
INDIVIOR
ICP
Global Integrity & Compliance Program

Indivior Global Integrity & Compliance Program Maturity Journey Strategy


Program Effectiveness Measurement
Risk Based
People
Culture
Seamless orchestration of accountability and tone at all levels, integrated incentives/ performance management, operating with confidence and competence
Process & Controls
Risk IQ
Embed awareness and ownership to identify and manage real-time Indivior's evolving compliance risk profile through effective mitigation and excellence in execution
Systems
Analytics
Robust and continually evolving analytic tools and capabilities to proactively identify key risk signals and outlier detection, with continuous controls monitoring
Indivior Global Integrity & Compliance Program
I&C team administration and strategic partner advisors
CICO/Gov
Written Standards
Training/ Education
Culture
PREVENT
Audits/Monitoring
Open Lines of Communication
LEARN
Investigation/ Disciplinary Enforcement
Response/ Corrective Action
ADJUST
Indivior Guiding Principles

Program evaluation and measurement to guide continuous evolution includes:


Indivior Audit Services
Self-Assessment: HCCA/OIG Resource Guide
Internal I&C audits, monitoring investigations
I&C Dashboard & Analytics
Independent targeted program assessment
Ethisphere Ethics & Compliance Program Perceptions Annual Survey Benchmarks
Navex Global Speak Up Benchmarks
Epsilon Board Compliance Expert: Program Effectiveness Report*
EY Independent Review Organization Transaction/ Systems Testing*

* Report included in Annual Corporate Integrity Agreement (CIA) Report to U.S. Department of Health and Human Services Office of Inspector General (OIG)

IGICP – Overview



Who
What
How
CEO
Board of Directors: Nominations & Governance Committee
Reports to
Global: Strategic governance/ Oversight: CICO Chairs
Chief Integrity & Compliance Officer ("CICO") Leads program administration; operates with independence from the business as defined in government standards
Indivior Compliance Committee ("ICC") Supports CICO in Global Program Administration; defined in ICC Charter; comprised of Executive Committee
Epsilon Life Sciences Independent Compliance Experts to Board of Directors (Per Corporate Integrity Agreement)
EY Independent Review Organisation ("IRO") (Per Corporate Integrity Agreement)
External
U.S. Compliance Administration Council
EUCAN Compliance Committee
AUA Compliance Committee
Regional: Operational Governance/ Oversight; Regional I&C Officer Chairs
IGICP Framework
IGICP Maturity Journey Strategy
Programs Evaluation & Measurement to Guide Continuous Evolution
Comprehensive Internal Management Reporting
Comprehensive Processes, Systems, Audits/ Monitoring & Controls
Integrated business ownership across Indivior
embedded in Performance Management System

4. Address our environmental responsibilities

In 2023 Indivior continued to implement a global environmental management policy that commenced in 2022. It addresses topics such as water stewardship, biodiversity, responsible energy use, efficient use of raw materials and responsible waste management. Indivior announced the purchase of a manufacturing site in Raleigh, North Carolina in November 2023. Indivior is evaluating the extension of its environmental management and reporting approach to encompass this new facility.

Indivior's primary environmental impacts which are created by its operations include:

- The production of emissions.
  - Direct emissions produced from the salesforce automotive fleet.
  - Natural gas used in process and facility heating.
  - Indirect emissions produced through energy consumption at Indivior's offices, the Fine Chemical Plant (FCP) and research and development sites.
- The manufacturing of buprenorphine, which involves a seven-stage process utilizing hazardous chemicals and solvents at the FCP.
- The production of finished products conducted by third-party manufacturers in the U.K. and U.S. and at the recently purchased manufacturing facility in Raleigh, North Carolina.

2023 highlights and plans for 2024

The rollout of Indivior's ongoing environmental management plan featured the following highlights in 2023:

- Installation of solar panels on the roof of the Lewis Building at the FCP site in Hull, U.K.
- Replacement of a gas boiler with an energy efficient heat pump at the Lewis Building at the FCP site.
- Completion of an assessment of the U.S. car fleet and the commencement of a program to convert the fleet to hybrid powered vehicles. Approximately 8% of the fleet had been converted by the end of 2023.
- Instigation of Group-wide internal quarterly reporting of Scope 1 and Scope 2 emissions.

Indivior's 2024 environmental management and reporting plans include the following highlights

- Improved capture of Scope 3 data for inclusion in the Sustainability Report including emissions generated by employee travel, waste management and employee commuting.
- Further solar panel installation at the FCP.
- Continuation of the hybrid powered vehicle project.
- The introduction of improved sustainable packaging for SUBOXONE film.

Environmental management at the Hull Fine Chemical Plant

The FCP has a tailored environmental management program which encompasses air, water, waste, use of natural resources, and ecological management. The program is ISO 14001:2015 certified and complies with U.K. Environment Agency requirements. It has an excellent safety record and has not experienced any significant environmental incidents since Indivior was listed in London in 2014.

Water use, management and reporting

Indivior's manufacturing processes are not water intensive. Water is used in the manufacturing process at Raleigh and generally for purposes such as cleaning and hygiene maintenance.

Indivior has participated in CDP's annual water security reporting exercise for the last three years. Indivior does not withdraw or discharge water into freshwater sources. Two sites, Indivior's R&D center at Fort Collins, Colorado and the new site at Raleigh, North Carolina, are located in an extremely high-water stress area applying the WRI Aqueduct Risk Atlas analysis.

At the FCP and Fort Collins, water withdrawal data which is extracted from the main supply is monitored and measured. Most of Indivior's other locations (offices in North America, Europe and Australia) do not have access to this kind of information to facilitate reporting.

Biodiversity

Indivior has a small manufacturing supply chain that is based in North America. It also owns two manufacturing sites at Hull, U.K., and Raleigh, North Carolina. Raw materials for the FCP are grown in Tasmania. All operate in highly regulated environments. None of the sites are in areas of high biodiversity importance. Indivior's Third-Party Code of Conduct requires suppliers to address environmental matters responsibly and the scrutiny of new suppliers includes an examination of their approach to environmental matters including biodiversity.

Greenhouse gas ("GHG") emissions and intensity data

Indivior calculates its GHG emissions using the GHG protocol developed by the World Resource Institute, applying emissions factors from sources including the U.S. Environmental Protection Agency ("EPA"), the U.K. Environment Agency, the U.K.'s Department for Business, Energy and Industrial Strategy, and the IPCC. GHG reporting includes all subsidiary locations, consistent with our consolidated financial reporting.

In 2023 Indivior conducted a quantitative climate risk analysis following the conduct of a similar qualitative analysis in 2022. Further information about these activities and Indivior's approach to climate change can be found in the TCFD statement on pages 47 to 51.

Managing Indivior's Business Responsibly continued

Greenhouse gas emissions and energy use data

On March 2, 2023 Indivior completed the purchase of Opiant Pharmaceuticals, Inc ("Opiant"). On November 1, 2023 Indivior completed the purchase of aseptic manufacturing facility in Raleigh, North Carolina ("Raleigh") to secure long-term production and supply of SUBLOCADE and PERSERIS.

Indivior's greenhouse gas emission data and energy consumption for 2023 is recorded below. Consistent with the Group's consolidated financial reporting, the table includes data from all of Indivior's subsidiaries.

Indivior's respective product line is evolving beyond the buprenorphine space and Indivior's management believes that the previously disclosed production metric is no longer particularly meaningful. It has therefore been replaced with a more meaningful emissions per unit of revenue intensity metric that captures the breadth of Indivior's future product line when the Raleigh site commences production of Indivior's own treatments. The per tonne of production location-based CO_2 emissions metric for 2023 was 3,154 (2022: 1,865) and the market-based equivalent was 3,217 (2022: 1,969).

Emissions type / Intensity ratio	Indivior sites at the beginning of 2023 tonnes CO₂e	Raleigh[1] tonnes 2023 CO₂e	Opiant[2] tonnes 2023 CO₂e	Total 2023 tonnes CO₂e	Total 2022 tonnes CO₂e
Scope 1	4,012	555	6	4,573	3,433
Scope 2 location-based	1,606	569	21	2,196	1,531
Scope 2 market-based	1,775	569	22	2,366	1,874
Scope 3	1,312	342	11	1,665	1,194
Total emissions location-based	**6,930**	**1,466**	**38**	**8,434**	**6,158**
Total emissions market-based	**7,099**	**1,466**	**39**	**8,604**	**6,501**
Intensity ratios					
GHG emissions tonnes per employee location-based (location-based emissions / number of employees)	**5.96**	**1.26**	**0.03**	**7.25**	**6.46**
GHG emissions tonnes per employee market-based (market-based emissions / number of employees)	**6.10**	**1.26**	**0.03**	**7.39**	**6.82**
GHG emissions per unit of revenue ($m) location-based	**6.35**	**1.34**	**0.03**	**7.72**	**6.83**
GHG emissions per unit of revenue ($m) market-based	**6.50**	**1.34**	**0.03**	**7.87**	**7.22**
Greenhouse gas emissions by territory					
Scope 1 U.K.	405	-	-	405	421
Scope 1 non-U.K.	3,607	555	6	4,168	3,012
Total Scope 1	**4,012**	**555**	**6**	**4,573**	**3,433**
Scope 2 location-based U.K.	539	-	3	542	418
Scope 2 location-based non-U.K.	1,067	569	18	1,654	1,113
Total Scope 2 location-based	**1,606**	**569**	**21**	**2,196**	**1,531**
Scope 2 market-based U.K.	697	-	4	701	758
Scope 2 market-based non-U.K.	1,078	569	18	1,665	1,116
Total Scope 2 market-based	**1,775**	**569**	**22**	**2,366**	**1,874**
Scope 3 U.K.	212	-	1	213	201
Scope 3 non-U.K.	1,100	342	10	1,452	993
Total Scope 3	**1,312**	**342**	**11**	**1,665**	**1,194**
Total emissions location-based U.K.	1,156	-	4	1,160	1,040
Total emissions location-based non-U.K.	5,774	1,466	34	7,274	5,118
Total emissions location-based	**6,930**	**1,466**	**38**	**8,434**	**6,158**
Total emissions market-based U.K.	1,314	-	5	1,319	1,380
Total emissions market-based non-U.K.	5,785	1,466	34	7,285	5,121
Total emissions market-based	**7,099**	**1,466**	**39**	**8,604**	**6,501**
Energy consumption in MWh (location- and market-based)					
Scope 1 U.K.	1,622	-	-	1,622	1,652
Scope 1 non-U.K.	14,864	3,088	33	17,986	11,421
Total Scope 1	**16,486**	**3,088**	**33**	**19,608**	**13,073**
Scope 2 U.K.	2,648	-	13	2,661	2,159
Scope 2 non-U.K.	2,714	1,950	73	4,737	2,568
Total Scope 2	**5,362**	**1,950**	**86**	**7,398**	**4,727**

1. Indivior Manufacturing LLC – from acquisition date.
2. Opiant Pharmaceuticals UK Limited – from acquisition date.

5. Provide our products

Indivior's products

Indivior's key products, which are presently available in 37 nations, consist of SUBLOCADE (buprenorphine extended release) injection known as SUBUTEX prolonged release in certain countries; SUBOXONE film (buprenorphine and naloxone sublingual film); SUBOXONE tablet (buprenorphine and naloxone sublingual tablets); and SUBUTEX® tablet (buprenorphine sublingual tablets). These treatments are for opioid dependence, while PERSERIS (risperidone) for extended-release injectable suspension is for treating schizophrenia in adults in the U.S. The availability of products may vary from country to country including in terms of dosage form, strength and indication.

In May 2023 Indivior announced that the U.S. Food and Drug Administration (FDA) had approved OPVEE (nalmefene) nasal spray for the emergency treatment of known or suspected opioid overdose induced by natural or synthetic opioids, in adults and pediatric patients aged 12 years and older. OPVEE provides fast onset and long duration reversal of opioid-induced respiratory depression. OPVEE was designed to address the challenges of today's opioid crisis. The product launch of OPVEE took place in October 2023.

Information about Indivior's product pipeline is recorded on pages 8 to 9 of this report.

Product safety

Indivior follows strict regulatory guidelines and quality standards to ensure the safety and efficacy of our products. These guidelines, such as Good Manufacturing Practice ("GMP"), require pharmaceutical companies to establish and maintain rigorous processes for product development, manufacturing, testing and distribution.

This includes using high-quality raw materials, conducting thorough testing at various stages of production, and adhering to proper storage and transportation practices.

Indivior has dedicated quality control and quality assurance teams that monitor every aspect of the manufacturing process to ensure compliance with regulations and Company standards. Indivior also has systems in place to track and trace products from production to distribution to minimize the risk of counterfeit or substandard products entering the market.

Indivior had no product recalls in 2023. Indivior has implemented management systems that include the FDA-required Risk Evaluation and Mitigation Strategies (REMS) programs. SUBLOCADE is available only through a restricted distribution program (SUBLOCADE REMS) to ensure medication is only dispensed to and administered by healthcare professionals to mitigate the potential risk of serious harm or death resulting from intravenous self-administration.

Indivior collaborates with other transmucosal buprenorphine manufacturers in the U.S. in a Shared System REMS program known as the Buprenorphine-containing Transmucosal products for Opioid Dependence (BTOD) REMS. The aim of this shared REMS program is to mitigate the risk of accidental overdose, misuse and abuse of buprenorphine sublingual film, and to inform healthcare professionals and patients of the risks associated with transmucosal buprenorphine products.

Indivior's Quality Management Program and REMS programs are among a range of topics that are presented at the Indivior Compliance Committee to help support ongoing oversight and awareness of program status and risk-mitigation controls.

Product access

Indivior has various programs in place to improve the accessibility of healthcare products and drugs including providing patient assistance to access and reimbursement support.

INSUPPORT is Indivior's patient support program for patients prescribed with Indivior's products. INSUPPORT provides information to patients about the coverage of Indivior's products as well as financial assistance. Indivior's financial assistance consists of co-pay assistance for commercially insured patients as well as the INSUPPORT Community Re-entry Program.

The INSUPPORT Community Re-entry Program is designed for patients released from the U.S. criminal justice system who are experiencing a gap in insurance coverage. Eligible patients may receive up to two months of SUBLOCADE at no cost. This is subsidized by Indivior.

The OPVEE Experience Program provides a limited number of OPVEE units to public interest entities through their state, free of charge. The program allows these entities to develop real-world experience with OPVEE as they consider integrating it into their rescue agent distribution within their respective communities.

Indivior's products are not available in many countries around the world because they have not been licensed by the relevant authorities.

Managing Indivior's Business Responsibly continued



Clinical trial diversity

Indivior believes that people may experience the same disease differently and it is therefore essential that clinical trials include people with a variety of life experiences. This includes negative ones, such as psychosocial stress and lack of basic resources and positive experiences such as educational and employment opportunities and health-promoting behaviors (e.g., adequate sleep, obtaining recommended preventive services, physical activity, healthy eating). Other factors include environmental conditions (e.g., pollution, access to healthcare or healthy foods, neighborhood segregation), genetic variation and geographic ancestry and underlying medical problems or presence of comorbidities (i.e., additional diseases or conditions).

There are also characteristics like race and ethnicity, age, gender and sexual orientation. Consideration of these factors ensures that all communities can benefit from our scientific advances.

Indivior has carefully reviewed the U.S. FDA Drug Trial Snapshot which provides a five-year summary of clinical trial participation by race, ethnicity, sex and age, plus important insights into the diversity of interventional trials for approved novel drugs in the U.S. In November 2020, the U.S. FDA published guidance to further enhance diversity in clinical trials and to promote recruitment practices that support this goal. Indivior is closely using definitions that have been used as options for participants to self-report race and ethnicity, applying the recommendations that have been outlined by the U.S. FDA, OMB Directive and NIH guidance.

Looking ahead, Indivior will include a selection of investigative sites and recruitment approaches that are informed by community, medical, and patient advocacy partners.
This will require partnering with investigative sites toward a shared goal of enhancing diverse participation in clinical trials by growing and fostering community engagement.

Indivior also aims to improve diversity across our clinical trials by introducing flexibility in trial design and conduct, provided that this flexibility is consistent with good clinical practice and the guidance published by institutional review boards and independent ethics committees.

Task Force on Climate-related Financial Disclosures ("TCFD")

Purpose of this statement

This is the third annual statement which outlines Indivior's alignment with the TCFD reporting recommendations, together with explanations of how the Group intends to extend its alignment in the future. The statement addresses the compliance requirements of Listing Rule 9.8.6.(8) R which applies to London listed issuers. Indivior's 2023 greenhouse gas emissions data for 2023 is recorded within this report on pages 43 to 44. Information which addresses the reporting requirements outlined in s414, 414CA and 414CB of the U.K. Companies Act 2006 is recorded on pages 52 to 53.

During the preparation of this statement the Group has reviewed and considered TCFD's All Sector Guidance (2021 TFCD Annex). Indivior does not operate in a sector identified by the guidance as requiring sector specific disclosures. The emphasis of the additional guidance is to provide more granular and explicit disclosures.
This is aligned with the Group's aim of progressing its transparency concerning climate change over time.

Indivior's approach to climate change

Indivior is working to better understand its environmental footprint to ensure the sustainable discovery, development and delivery of innovative medicines for patients. The approach is guided by the activities of the Intergovernmental Panel on Climate Change ("IPCC"), the UN Framework Convention on Climate Change ("UNFCCC").
It is also informed by a number of regulatory and stakeholder initiatives that aim to address climate change, reduce and eliminate global greenhouse gas ("GHG") emissions and increase transparency.

The Group's principal measured GHG emissions sources are created by the following activities:

- Indirect emissions created by energy consumption at Indivior's offices, the U.K. Fine Chemical Plant ("FCP") and at Indivior's research and development sites.
- Direct emissions produced by the salesforce automotive fleet.
- Buprenorphine manufacturing, which involves a seven-stage process utilizing hazardous chemicals and solvents at the FCP.

Manufacturing activities at the Raleigh, North Carolina, site acquired in November 2023 are expected to become a significant source of the Group's GHG emissions from 2024.

Indivior's activities also create the following Scope 3 emissions which are not currently reported or monitored:

- Purchased goods and services.
- The storage and production of finished products conducted by third-party businesses in the U.K. and U.S.
- Employee air travel.

Alignment with the TCFD recommendations

Indivior's approach to climate change is progressing with actions planned and taken in 2023 and beyond. The Group intends to enhance its reporting as its strategy matures and develops.

Indivior published its first TCFD statement within its 2021 Annual Report. This highlighted that the Group will be monitoring and further developing its climate change strategy. In 2022 the Group completed its first qualitative scenario analysis which considered the current and emerging risks and opportunities facing the business as a result of climate change. In 2023 this analysis was extended by the conduct of a quantitative analysis.

The Group will apply the results of these assessments to continue the development of its approach to climate change, including the setting of climate change targets in the short to medium-term and further aligning with the TCFD recommendations.

The Group has considered its "consistent or not consistent" obligation under the U.K.'s Financial Conduct Authority Listing Rules and has detailed its position at the end of 2023 in the following table in relation to the 11 TCFD recommendations.

Managing Indivior's Business Responsibly continued

Sections marked "not consistent"

The Group currently reports limited Scope 3 emissions and is continuing to look at ways of expanding the scope of its calculations through ongoing dialogue with its suppliers. Indivior has not set emission targets, however, it recognizes the importance of target setting and continues to evaluate their adoption as part of its approach to climate change.

11 TCFD recommendations – Indivior's position at the end of 2023

	Page	Progress
Governance		
Describe the Board's oversight of climate-related risks and opportunities	48, 49, 87	Consistent
Describe management's role in assessing and managing climate-related risks and opportunities	48, 49	Consistent
Strategy		
Describe the climate change risks and opportunities the organization has identified over the short, medium and long-term	49 to 51	Consistent
Describe the impact of climate-related risks and opportunities on the organization's business, strategy and financial planning	49 to 51	Consistent
Describe the resilience of the organization's strategy, taking into consideration different climate-related scenarios, including a 2°C or lower scenario	49 to 51	Consistent
Risk management		
Describe the organization's processes for identifying and assessing climate-related risks	51, 65	Consistent
Describe how processes for identifying, assessing and managing climate-related risks are integrated into the organization's overall risk management	51	Consistent
Metrics and targets		
Disclose the metrics used by the organization to assess climate-related risks and opportunities in line with its strategy and risk management processes	44, 51	Consistent
Disclose Scope 1, Scope 2 and, if appropriate, Scope 3 GHG emissions and the related risks	44, 51	Not consistent
Describe the targets used by the organization to manage climate-related risks and opportunities and performance against targets	51	Not consistent

Governance

The Group's governance systems include regular review of the Board and Committee composition to ensure that they have the necessary combination of skills, experience and knowledge. More information on this topic is included in the Corporate Governance Report on pages 91 and 92.

Following a detailed review, changes to the structure of Indivior's Board Committees were implemented on October 1, 2023. The changes were designed to fully align and support Indivior's key strategic priorities. The changes included re-naming Indivior's Nomination & Governance Committee which is now known as the Compliance, Ethics & Sustainability Committee. It meets at least quarterly and has Board-level oversight of the Group's Global Integrity & Compliance Program and approach to ethical, responsible, and sustainable conduct (including climate change).

Its publicly available Terms of Reference, which are available at Indivior's website, state that this Committee will receive an update on a least a half-yearly basis on the Company's approach to ethical, responsible and sustainable conduct, to include:

– Reports detailing the Group's performance against environmental goals and targets (including GHG emissions).

– Development of the Group's climate change strategy and related policies and management systems.

– Reports detailing the disclosure of climate-related information in compliance with emissions reporting requirements and other related compliance regulations.

Day-to-day management of Indivior's approach to climate change is managed by the Manufacturing & Supply Team headed by the Chief Manufacturing & Supply Officer who is a member of the Executive Committee.

The Sustainability Committee (formerly the ESG Committee) monitors the relevant regulatory developments in the U.S., U.K. and E.U. to ensure Indivior is prepared in good time for any relevant changes.

It also supplies recommendations concerning the development of Indivior's climate change approach to the Sustainability Team which is made up of management team members drawn from around the business. The Sustainability Team usually meets on a monthly basis.

Recommended steps and plans are then presented and agreed by the Sustainability Committee. Quarterly emissions reporting, introduced in 2023, is also delivered to the Sustainability Team and the Sustainability Committee.

Indivior's Chief Executive Officer is ultimately responsible for the executive management of the Group's business, including its approach to climate change, strategy implementation and delivering performance against plans.

In 2023, the Group introduced an ESG metric into the Annual Incentive Plan which is aligned with the Group's sustainability strategy. Further information can be found in the Directors' Remuneration Report on pages 117 to 144.

Actions for 2024 and beyond

The Compliance, Ethics & Sustainability Board Committee, supported by the Sustainability Committee and the Sustainability Team will continue to address the development of the Group's climate change approach and monitor projects such as the hybrid car fleet introduction. This will include improvements to internal and external reporting and consideration of impacts of the newly acquired manufacturing site.

Strategy

Indivior's Sustainability Committee led a qualitative climate change scenarios analysis supported by professional advisors in 2022.

In 2023, building on the qualitative assessment, the Group conducted a quantitative scenario analysis which was also supported by professional advisors. The aim was to quantify current and potential climate risks and opportunities to guide and inform Indivior's approach to climate change and stress test its value chain. The analysis was not designed to be a forecast of future impacts, but rather a representation of plausible scenarios, Additionally, the assessment did not account for every possible risk or opportunity that might result from climate change or any secondary effects.

It addresses the matters described as Indivior and its professional advisors considered them to be the most relevant to the Group's activities and material.

Quantitative climate-related scenario analysis methodology

A) Climate change scenarios

The three climate change scenarios applied in this analysis were broadly the same as those applied in the qualitative analysis. They are recorded below after receiving best practice recommendations from the experts. They are built upon the International Energy Agency and RCP (trajectory of emissions and land-use leading to a specific forcing level) and SSP (shared socio-economic pathway) scenarios.

Scenario A – Steady path to sustainability (1.5°C temperature rise in comparison to pre-industrial levels by 2100 SSP1/RCP2.6 combination.

Under this scenario, the world takes the measures required to meet the ambition of the 2015 Paris Agreement.

Scenario B – An unequal world (2.5°C temperature rise in comparison to pre-industrial levels by 2100 SSP2/RCP 4.5 combination).

Under this scenario, the impacts of a 2.5°C rise become more intense and significant. Larger numbers of people are expected to be affected by water shortages, food scarcity and displacement by sea-level rise and severe weather. Extreme heatwaves are expected to become about twice as common as they are currently.

Scenario C – Fossil-fueled growth (4°C rise in comparison to pre-industrial levels by 2100 SSP5/RCP 8.5 combination).

This scenario explores a plausible worse-case situation in which the world continues to use fossil fuels as the engine of economic growth, resulting in high levels of global warming. Increasingly severe and frequent extreme weather is expected to cause extensive disruption, as well as very significant changes to seasonal weather patterns.

B) Risk and opportunity selection process

The 16 climate-related risks and opportunities identified in the earlier qualitative scenario analysis were used as the starting point for the quantitative analysis. The Sustainability Team and its professional advisors assessed each of these risks and opportunities for quantification selection. This process applied factors such as data availability, geographic location of Indivior and supplier sites and the perceived significance of each risk or opportunity to Indivior. The assessment included consideration of short, medium and long-term considerations such as Indivior's strategic plans.

The assessment concluded that it was only possible to select three risks and one opportunity from those highlighted in the qualitative analysis for the quantification assessment. This was due to the availability of the meaningful data. The remainder will continue to be monitored going forward.

Emissions from the Group's new manufacturing site at Raleigh, North Carolina have been included in the Group's reported data from its acquisition on November 1, 2023. The site was not included in the Group's assessment of risks and opportunities as this analysis was conducted prior to the acquisition date. Due diligence conducted prior to the site purchase included an assessment of its environmental track record and associated risks, which included potential increases in the risk of storms and severe heat along with increased biodiversity opportunity given the land on which the site is located. The environmental and climate change risks and opportunities associated with this site will be further assessed in 2024.

C) Time horizons

The rationale and selection of the time horizons applied in the analysis are recorded below.

These are very similar to those applied in the qualitative analysis.

Managing Indivior's Business Responsibly continued

– Short term: present to 2027 (consistent with the period applied for the Viability Statement in this Annual Report and Accounts).

– Medium term: 2028 to 2035 (a midpoint between the Viability Statement time-frame and the U.K. Government's net zero target).

– Long term: 2036 to 2050 (consistent with the U.K. Government's net zero target).

D) Indivior growth target estimates

The analysis applied revenue growth estimates for the years 2027, 2035 and 2050 within the analysis after consultation with internal stakeholders. A linear relationship between revenue and emissions growth was also applied as a key assumption.

E) Other considerations

Other factors that were considered included the annual Indivior revenue associated with each site's activities, such as supplier alternatives and future investment plans. The calculations applied are in U.S. dollars at 2023 prices.

Risks selected for the quantitative analysis and data results.

The climate-related data used to underpin this assessment was the Shared Socio-environment Pathways ("SSPs"). SSPs are a function of greenhouse gas emissions, socioeconomic metrics and expected implementation of adaptation and mitigation measures. These correspond roughly to the Representative Concentration Pathways ("RCPs") of previous versions of the IPCC report.

From the risks and opportunities identified in the qualitative scenario analysis, the following risks and opportunities were selected. The table below highlights how the methodology described above was applied.

Methodology used to identify material, physical and transition risk

Risk	Description	Scope	Rationale for quantification	Maximum annual cost Expressed as % of projected NR
Transition Risk	Risk of enhanced environmental policies and legislations (e.g., carbon tax) increasing the price of transportation, raw materials and offsets.	Global (for Indivior's Scope 1, 2 and 3 emissions OECD data was used as it regionally represented nearly all of the Group's emissions).	To implement a transition plan that accounts for the increasing cost of carbon-based transportation, raw materials and offsets, it is important to understand the risk of carbon taxes on Indivior's portfolio.	To 2027: 0.09% To 2035: 0.34% To 2050: 0.73%
Physical Risk	Risk to physical structures and facilities (e.g. buildings, roads, power supplies) from catastrophic storm events (e.g. tornadoes, hurricanes, flooding) and heatwaves, disrupting the production and distribution of products to the businesses network of specialty pharmacies and distributors and/or leading to significantly increased costs.	Key sites which are directly significant to the Group's activities, such as the fine chemical plant in Hull, U.K., and a third-party owned and operated product distribution centre in Brooks, Kentucky, U.S.	Physical risks to these sites can lead to disruptions and loss of revenue. To assess the Group's resilience it is important to understand the impact of these physical risks.	To 2027: 0.25% To 2035: 0.30% To 2050: 0.36%
Physical Risk	Risk to physical structures and facilities (e.g., buildings, roads, power supplies) from catastrophic storm events (e.g., tornadoes, hurricanes, flooding) and increased heat events impacting the activities of key suppliers in the in the U.S. and the Philippines, potentially disrupting supply or increasing costs.	Key third-party supplier sites located in Tasmania (Australia), Alabama, Indiana, New Mexico and in the Philippines.	Physical risks to the regions can potentially disrupt supply and increase costs. To assess Indivior's resilience it is important to understand the impact of these physical risks.	To 2027: 0.02% To 2035: 0.01% To 2050: N/A

Opportunity selected for the quantitative analysis and data results

A similar analysis was conducted for the single opportunity identified in the analysis. This is the annual energy cost savings from the installation of solar panels at the Fine Chemical Plant (Hull, U.K.) and an upgrade of solar panels at the Chapleo R&D facility (Hull, U.K.). This analysis showed that the financial savings involved were not material in the short, medium and long term.

Conclusions and implications for Indivior's strategic approach

The qualitative analysis performed in 2022 and the quantitative analysis above indicate that Indivior has a climate resilient business with financially immaterial exposure to climate-related risks and opportunities. This analysis confirmed that climate change does not represent a principal risk to Indivior in the short- and medium-term. Indivior will continue to review long-term risks and opportunities relating to climate change. One of the main factors that underpins this conclusion is Indivior's portfolio of non-carbon intensive products that are resilient to transition risks.

> **Actions for 2024 and beyond**
> Going forward, the Group will continue to conduct quarterly reviews of its portfolio of physical assets and its supply chain to highlight opportunities to limit climate-related risk. These activities will include consideration of geographical location and working in partnership with new and existing suppliers to address physical risks and improve mitigation measures. The Group will also continue to examine opportunities to improve energy efficiency through the adoption of additional renewable energy facilities where they mitigate transition risks and save costs.

Risk management

In 2022, the Group conducted a qualitative climate change scenario analysis. In 2023 a quantitative climate change scenario analysis was conducted. Both exercises supported the Board and the executive management team in planning Indivior's climate change-related risk management approach. The main outcomes of these projects are recorded in the strategy section of this TCFD disclosure and in the TCFD disclosure recorded in the 2022 Annual Report and Accounts.

The assessments determined that climate change is not currently a short- or medium-term principal risk.

Generally, climate risks are also evaluated as part of the Group's common risk assessment approach.

The Group defines a material financial impact on the business as one which could influence economic decisions on the basis of the information provided. With the Group's strategic pillars focusing on revenue growth and diversification as well as advancing the R&D pipeline, the quantitative starting point for materiality is 1% to 1.5% of net revenue. From this objective baseline, the Group then evaluates actual or potential impacts considering subjective factors that may adjust the baseline higher or lower.

More information about Indivior's risk management is outlined on pages 64 to 73 of the Annual Report and Accounts.

> **Actions for 2024**
> The Group will continue to monitor climate risks applying its established risk assessment approach. These activities will include continuing the discussions relating to climate change risks associated with the supply chain through ongoing dialogue with major suppliers. An initial environmental assessment of the Raleigh site will be conducted in 2024. More detail is included in the strategy section of this statement.

Metrics and targets

In 2023 the Group began measuring its emissions quarterly for internal reporting and monitoring purposes. Annual emissions totals are reported publicly on page 44 of this Annual Report and Accounts and are also reported to CDP. The calculations include emissions from all Indivior locations and the emissions generated by Indivior's global sales fleet.

> **Actions for 2024 and beyond**
> The Group is in ongoing discussions with its major suppliers relating to its Scope 3 emissions with the aim of improving its reporting within its Annual Report and Sustainability Report. It will continue to monitor emissions performance and investigate Scope 1 and 2 target setting once an initial assessment of the Raleigh site will be conducted in 2024.

Non-Financial and Sustainability Information Statement

Key highlights

Page 1

Business model
An explanation of Indivior's business model

Pages 24 and 25

Responsibility
How Indivior conducts its business activities responsibly

Pages 35 to 51

Risk
A description of the principal risks and their potential impacts on the business

Pages 64 to 73

Commitment to transparency

Indivior is committed to transparent reporting and disclosure of its financial and non-financial performance, risks and opportunities where this information is relevant to shareholders and other key stakeholders. Indivior is required to comply with the reporting requirements contained in Sections 414, 414CA and 414CB of the U.K. Companies Act 2006.

The information in the table below is provided to aid understanding of Indivior's approach, policies and performance relating to non-financial and sustainability matters. No material breaches of policy were identified during 2023.

It also highlights where further information, other than that disclosed within this report, can be accessed (for instance the environmental and climate change information reported annually to CDP).

Indivior regularly conducts dialogue with investors and other stakeholders about non-financial and sustainability matters and published its second Sustainability Report in the summer of 2023.

Reporting requirement	Policies and standards which govern Indivior's approach	Where to read more in the report about Indivior's impact including the principal risks relating to these matters	Where to read more within Indivior's 2022 Sustainability Report and elsewhere
Environmental Matters	– Statement of Indivior's approach to climate change – Global Code of Conduct – Supplier Code of Conduct	– Managing Indivior's Business Responsibly pages 35 to 51	– Pages 28 to 31 – Pages 36 to 41 – Indivior.com Responsibility section
Employees	– Global Code of Conduct – Diversity and Inclusion Policy	– Stakeholder Engagement pages 26 to 32 – Managing Indivior's Business Responsibly page 35 to 51	– Pages 18 to 22 – Indivior.com Responsibility section
Social Matters	– Global Code of Conduct – Supplier Code of Conduct	– Stakeholder Engagement pages 26 to 32 – Managing Indivior's Business Responsibly pages 35 to 51 – A Global Crisis pages 2 and 3 – Social Stigma pages 4 and 5 – Addressing the Challenge pages 6 and 7 – Patient's Story pages 14 and 15 – Community Advocate Story pages 16 and 17	– Page 31 – Indivior.com Responsibility section
Human Rights	– Global Code of Conduct – Supplier Code of Conduct – Modern Slavery Statement	– A Global Crisis pages 2 and 3 – Social Stigma pages 4 and 5 – Addressing the Challenge pages 6 and 7 – Patient's Story pages 14 and 15 – Community Advocate Story pages 16 and 17 – Stakeholder Engagement pages 26 to 32 – Managing Indivior's Business Responsibly page 35 to 51	– Pages 14 to 17 – Indivior.com Responsibility section
Anti-Corruption & Anti-Bribery	– Anti-Bribery Policy – Code of Ethics	– Our Culture pages 10 to 11 – 2020 Resolution Agreement Update and Legacy Legal Matters page 33 – Managing Indivior's Business Responsibly page 35 to 51	– Pages 23 to 27
Description of the Business Model		– Business Model pages 24 and 25	
Description of Principal Risks and Impact of Business Activity		– Risk Management pages 64 to 73	
Non-Financial Key Performance Indicators		– Managing Indivior's Business Responsibly pages 35 to 51	
Climate-related Disclosures	– Statement of Indivior's Approach to Climate Change – Global Code of Conduct – Supplier Code of Conduct	– Managing Indivior's Business Responsibly pages 35 to 51	– Page 36 to 41 – Indivior.com Responsibility section – CDP website www.CDP.net

Financial Review

Year ended December 31 (as reported)

	2023 $m	2022 $m	% Change
Net revenue	1,093	901	21%
Operating loss	(4)	(85)	(95)%
Net income/(loss)	2	(53)	NM
Diluted EPS/(LPS) (dollars per share)	0.01	(0.38)	NM

NM: Not meaningful

2023 operating and financial highlights

– Net revenue of $1,093m (+21% vs. 2022). 2023 SUBLOCADE net revenue grew to $630m (+54% vs. 2022) reflecting further Organized Health Systems ("OHS") channel penetration in the U.S. and increased new U.S. patient enrollments. 2023 U.S. units dispensed were approximately 509,000 (+61% vs. 2022). Total U.S. SUBLOCADE patients on a 12-month rolling basis at the end of 2023 were approximately 136,900.

– 2023 PERSERIS net revenue of $42m (+50% vs. 2022) reflected increasing awareness of the treatment across the U.S. healthcare system.

– Reported operating loss of $4m (2022 operating loss: $85m). Adjusted operating profit[1] was $269m in 2023 (+27% vs. Adj. 2022).

– Reported net income of $2m (2022 net loss: $53m). Adjusted net income[1] of $223m in 2023 (+32% vs. Adj. 2022).

– 2023 ending cash and investments balance totaled $451m (including $27m restricted for self-insurance) (2022: $991m), reflecting net cash outflows related to litigation settlements of $610m and $124m for the Opiant acquisition.

– Acquisition of Opiant Pharmaceuticals, Inc. in March 2023 and an aseptic manufacturing facility in November 2023.



Net revenue

2023	1,093
2022	901
2021	791

U.S. dollars (m)

Adjusted net income[1]

2023	223
2022	169
2021	140

U.S. dollars (m)

Cash balance

2023	316
2022	774
2021	1,102

U.S. dollars (m)

Net cash[2]

2023	72
2022	528
2021	853

U.S. dollars (m)

1. Alternative performance measures (adjusted results). See pages 56-59 for a reconciliation to the corresponding IFRS measure.
2. See page 59 for the definition of net cash.

Operating review

Share repurchase program

On November 17, 2023, Indivior announced a third share repurchase program of up to $100m. Through December 31, 2023, the Group repurchased and canceled 1,413k Indivior ordinary shares, equivalent to approximately 1% of diluted shares outstanding, at a daily weighted average purchase price of 1,234p. The cost was approximately $22m, which includes directly attributable transaction costs. See Note 23 of the Notes to the Group financial statements for further discussion.

U.S. opioid use disorder ("OUD") market update

In 2023, U.S. buprenorphine medication-assisted treatments ("BMAT") grew in mid-single digits. The Group continues to expect long-term U.S. growth to be sustained in the mid- to high-single digit percentage range due to increased overall public awareness of the opioid epidemic and approved treatments, together with regulatory and legislative actions, such as the late 2022 enactment of the Mainstreaming Addiction Treatment Act, that have expanded OUD treatment funding and treatment capacity. The Group believes these regulatory and legislative actions will help to normalize the view of addiction as a chronic brain disease and expand access to evidence-based buprenorphine treatment in the U.S. and supports these actions.

Financial performance

Total net revenue in 2023 increased 21% to $1,093m (2022: $901m) at actual exchange rates (+21% at constant exchange rates).

2023 U.S. net revenue increased 25% to $912m (2022: $731m). Strong year-over-year SUBLOCADE and PERSERIS volume growth were the principal drivers of the net revenue increase. Price changes were not a significant driver of the increase in net revenue.

2023 Rest of World and United Kingdom (collectively "ROW") net revenue increased 6% at actual exchange rates to $181m (2022: $170m; +6% at constant exchange rates). Positive contributions from new products (SUBLOCADE / SUBUTEX® Prolonged Release and SUBOXONE film) were offset primarily by ongoing competitive pressure on legacy tablet products. 2023 SUBLOCADE/SUBUTEX Prolonged Release net revenue in ROW was $41m (2022: $27m) at actual exchange rates. Net revenue at a constant exchange rate is an alternative performance measure used by management to evaluate underlying performance of the business and is calculated by applying the 2022 average exchange rate to net revenue in the currency of the foreign entity.

Gross margin was 83% in 2023 (2022: 82%). Excluding $8m for amortization of acquired intangible assets within cost of sales, adjusted gross margin was 84%. There were no adjustments to 2022 gross margin. The increase in adjusted gross margin in 2023 primarily reflects an improved product mix from the continued growth of SUBLOCADE. These benefits were partially offset by cost inflation.

2023 SG&A expenses were $811m (2022: $763m). Adjusted SG&A expenses increased 18% to $543m (2022: $461m). This increase primarily reflects higher expenses related to increased SUBLOCADE commercial investments, the addition of the Opiant business and subsequent launch expenses for OPVEE, legacy legal defense costs and cost inflation. 2023 included $240m of exceptional costs for the increase in provisions related to the Antitrust MDL and an intellectual property-related matter and $28m of acquisition-related and U.S. listing exceptional costs. Acquisition costs related to Opiant (refer to Note 27 of the Notes to the Group financial statements) and a manufacturing facility, workforce and supply contracts (refer to Note 28 of the Notes to the Group financial statements). 2022 included $296m of exceptional legal costs and $6m of exceptional U.S. listing costs.

2023 R&D expenses were $106m (2022: $72m) and represented an increase of 47%. The increase was primarily due to a greater activity level related to post-marketing studies for SUBLOCADE, process validation testing related to long-acting injectable ("LAI") capacity expansion and phasing of ongoing early-stage pipeline activities.

2023 net other operating income was $6m (2022: $8m). 2023 included $3m of exceptional income recognized in relation to a supply agreement and 2022 included $5m of exceptional benefit related to a Directors' & Officers' insurance claim settlement.

2023 operating loss was $4m (2022: $85m loss). The change reflects the exceptional charges related to legal matters. Adjusted operating profit increased 27% to $269m (2022: $212m). The increase primarily reflected higher net revenue from the Group's LAI products, partially offset by increased SG&A and R&D expenses, as described above. Exceptional costs and other adjustments of $273m and $297m in 2023 and 2022, respectively, were primarily related to the Antitrust MDL, which was settled in 2023.

2023 net finance income as reported was $5m (2022: $10m expense). The change in net finance income (expense) reflected higher interest rates on the Group's investments. We expect investment income will not offset interest expense in the near term following the litigation cash settlement payments.

Tax benefit was $1m in 2023, or a rate of -100%, which is not meaningful as a percentage due to the profit before taxation being close to nil (2022 tax benefit/rate: $42m, 44%). Adjusted tax expense was $51m in 2023, excluding $52m in tax benefit on exceptional items and other adjustments net of exceptional tax items, an adjusted effective tax rate of 19%. Exceptional tax items are comprised of a $5m write-off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies, $3m change in estimate as to the tax benefit of legal provisions booked in the prior year, and $3m accrual for

adjustments to Opiant predecessor period taxes. Adjusted tax expense was $33m in 2022, excluding the $75m tax benefit on exceptional items and other adjustments, an adjusted effective tax rate of 16%. The movement in the effective tax rate on adjusted profits is impacted by an increase in the U.K. corporation tax rate from 19% to 23.5% and a temporary reduction in U.K. innovation incentives due to 2022 and 2023 losses.

Net income was $2m and adjusted net income was $223m (2022 reported net loss: $53m; 2022 adjusted net income: $169m). The 32% increase in adjusted net income primarily reflects higher net revenue partially offset by the increase in operating expense.

Diluted earnings per share were $0.01 and adjusted diluted earnings per share were $1.57 in 2023 (2022: $(0.38) loss per share and adjusted diluted earnings per share of $1.16).

Balance sheet and cash flow

Cash and investments were $451m at the end of 2023, a decrease of $540m versus the $991m position at the end of 2022. The decrease was primarily due to litigation settlement-related outflows of $610m and the net cash outflow of $124m for the Opiant acquisition, including the transferred cash balance, partially offset by beneficial timing of payments made on government rebates and trade payables. The litigation settlement-related outflows include the Antitrust MDL settlement payment of $103m with States (refer to Note 19 of the Notes to the Group financial statements), transfer of $415m into escrow accounts for the settlement with the Antitrust MDL end payors and direct payors, subject to final court approval (refer to Note 19 of the Notes to the Group financial statements), settlement payments of

$24m for intellectual property-related and other legal matters, in addition to the Group's scheduled litigation settlement payments totaling $68m for the Department of Justice ("DOJ"), Reckitt Benckiser ("RB") and Dr. Reddy's Laboratories ("DRL") matters.

Net working capital (defined by management as inventory plus trade receivables, less trade and other payables) was negative $347m at year-end 2023, versus negative $283m at the end of 2022. The change in the period was primarily a result of timing of payments made on government rebates and trade payables.

Cash used in operations in 2023 was $292m (2022 cash provided by operations: $63m), primarily due to payments related to the Antitrust MDL, DOJ Resolution, DRL settlement and RB settlement, partially offset by timing of payments made on government rebates and trade payables. Before these settlement-related items, cash generated from operations in the current period was $318m. Net cash outflow from operating activities was $315m in 2023 (2022 cash outflow: $4m) reflecting tax payments and interest paid on the Group's term loan facility and settlement payments, partially offset by interest received on investments.

2023 cash outflow from investing activities was $98m (2022 cash outflow: $223m) reflecting $124m for the Opiant acquisition, net of cash assumed. In the prior year period, the outflow from investing activities primarily reflected the net investment in a portfolio of investment-grade debt securities (net) and ordinary shares of Aelis Farma.

2023 cash outflow from financing activities was $46m (2022 cash outflow: $100m) reflecting shares repurchased and canceled, the extinguishment of debt assumed in the Opiant acquisition, principal portion of lease payments and quarterly amortization of the Group's

term loan facility, partially offset by proceeds received from the issuance of shares for employee compensation agreements. In the prior year period, the outflow from financing activities primarily reflects shares repurchased and canceled.

Alternative performance measures (adjusted results)[1]

Exceptional items and other adjustments represent significant expenses or income that do not reflect the Group's ongoing operations or the adjustment of which may help with the comparison to prior periods. Exceptional items and other adjustments are excluded from adjusted results consistent with the internal reporting provided to management and the Directors. Examples of such items could include income or restructuring and related expenses from the reconfiguration of the Group's activities and/or capital structure, amortization of acquired intangible assets, impairment of current and non-current assets, gains and losses from the sale of intangible assets, certain costs arising as a result of significant and non-recurring regulatory and litigation matters, and certain tax-related matters.

Adjusted results are not measures defined by IFRS and are not a substitute for, or superior to, reported results presented in accordance with IFRS. Adjusted results as presented by the Group are not necessarily comparable to similarly titled measures used by other companies. As a result, these performance measures should not be considered in isolation from, or as a substitute analysis for, the Group's reported results presented in accordance with IFRS. Management performs a quantitative and qualitative assessment to determine if an item should be considered for adjustment. The table below sets out exceptional items and other adjustments recorded in each period:

Exceptional items and other adjustments

	2023 $m	2022 $m
Exceptional items and other adjustments within cost of sales		
Amortization of acquired intangible assets[1]	(8)	—
Total exceptional items and other adjustments within cost of sales	(8)	—
Exceptional items and other adjustments within SG&A		
Legal costs/provision[2]	(240)	(296)
Acquisition-related costs[3]	(22)	—
U.S. listing costs[4]	(6)	(6)
Total exceptional items and other adjustments within SG&A	(268)	(302)
Exceptional items and other adjustments within net other operating income		
Income recognized in relation to a supply agreement[5]	3	—
Insurance reimbursement[6]	—	5
Total exceptional items and other adjustments within net other operating income	3	5
Total exceptional items and other adjustments before taxes	(273)	(297)
Exceptional items and other adjustments within tax		
Tax on exceptional items and other adjustments	63	57
Exceptional tax items[7]	(11)	18
Total exceptional items and other adjustments within taxation	52	75
Total exceptional items and other adjustments	(221)	(222)

1. With the acquisition of Opiant and approval of OPVEE, the Group reported adjusted cost of sales to exclude amortization of acquired intangible assets on a prospective basis from Q2 2023. Prior period adjusted results have not been restated as the impact is not material.

2. In 2022, the Group recognized a provision for $290m related to certain multi-district antitrust class and state claims. In 2023, the Group increased this provision by $228m. Refer to Note 21, Legal Proceedings, of the Notes to the Group financial statements, for further details. Additionally, the Group increased a provision for IP-related matters by $12m in 2023 and recognized a provision of $6m to settle a dispute over reimbursement of legal costs with a supplier in 2022.

3. In 2023, the Group recognized $16m of exceptional costs related to the acquisition of Opiant (refer to Note 27 of the Notes to the Group financial statements) and $6m of exceptional costs related to the acquisition of a business consisting of a manufacturing facility, workforce and supply contracts (refer to Note 28 of the Notes to the Group financial statements).

4. In 2023, the Group recognized $6m of exceptional costs in preparation for an additional listing of Indivior shares on the Nasdaq Global Select Market (2022: $6m).

5. In 2023, the Group recognized $3m of exceptional income related to a supply agreement where no further obligations are outstanding for the Group to deliver.

6. The Group recognized $5m of exceptional income in 2022 related to the proceeds received from a Directors' & Officers' insurance reimbursement claim.

7. Exceptional tax items are comprised of $5m write off of deferred tax assets and tax expense due to limitation on the deduction of executive compensation by U.S. publicly traded companies, $3m change in estimate as to the tax benefit of legal provisions booked in the prior year, and $3m accrual for adjustments to Opiant predecessor period taxes.

Management provides certain adjusted financial measures which may be useful to investors. These adjusted financial measures exclude items which do not reflect the Group's day-to-day operations and therefore may help with comparisons to prior periods or among companies. Occasionally, management may use these financial measures to better understand trends in the business.

1. Adjusted results are not a substitute for, or superior to, reported results presented in accordance with IFRS.

Financial Review continued

The tables below show the list of adjustments between the reported and adjusted results for 2023 and 2022.

Reconciliation of gross profit to adjusted gross profit:

	2023 $m	2022 $m
Gross profit	907	742
Exceptional items and other adjustments in cost of sales	8	—
Adjusted gross profit	915	742

We define adjusted gross margin as adjusted gross profit divided by net revenue.

Reconciliation of selling, general and administrative expenses to adjusted selling, general and administrative expenses:

	2023 $m	2022 $m
Selling, general and administrative expenses	(811)	(763)
Exceptional items and other adjustments in selling, general and administrative expenses	268	302
Adjusted selling, general and administrative expenses	(543)	(461)

Reconciliation of operating loss to adjusted operating profit:

	2023 $m	2022 $m
Operating loss	(4)	(85)
Exceptional items and other adjustments in cost of sales	8	—
Exceptional items and other adjustments in selling, general and administrative expenses	268	302
Exceptional items and other adjustments in net other operating income	(3)	(5)
Adjusted operating profit	269	212

We define adjusted operating margin as adjusted operating profit divided by net revenue.

Reconciliation of profit/(loss) before taxation to adjusted profit before taxation:

	2023 $m	2022 $m
Profit/(loss) before taxation	1	(95)
Exceptional items and other adjustments in cost of sales	8	—
Exceptional items and other adjustments in selling, general and administrative expenses	268	302
Exceptional items and other adjustments in net other operating income	(3)	(5)
Adjusted profit before taxation	274	202

Reconciliation of tax benefit to adjusted tax expense:

	2023 $m	2022 $m
Tax benefit	1	42
Tax on exceptional items and other adjustments	(63)	(57)
Exceptional tax items	11	(18)
Adjusted tax expense	(51)	(33)

We define adjusted effective tax rate as adjusted tax expense divided by adjusted profit before taxation.

Reconciliation of net income/(loss) to adjusted net income:

	2023 $m	2022 $m
Net income/(loss)	2	(53)
Exceptional items and other adjustments in cost of sales	8	—
Exceptional items and other adjustments in selling, general and administrative expenses	268	302
Exceptional items and other adjustments in net other operating income	(3)	(5)
Tax on exceptional items and other adjustments	(63)	(57)
Exceptional tax items	11	(18)
Adjusted net income	223	169

Adjusted diluted earnings per share

Management believes that diluted earnings/(loss) per share, adjusted for the impact of exceptional items and other adjustments after the appropriate tax amount, may provide meaningful information on underlying trends to shareholders in respect of earnings per ordinary share. A reconciliation of net income/(loss) to adjusted net income is included above.

Weighted average shares used in computing diluted earnings/(loss) per share is reconciled to weighted average shares used in computing adjusted diluted earnings per share below:

	2023 thousands	2022 thousands
Weighted average shares used in computing diluted earnings/(loss) per share	141,800	139,012
Potentially dilutive share excluded, because effect was anti-dilutive	—	6,605
Weighted average shares used in computing adjusted diluted earnings per share	141,800	145,617

Reconciliation of net cash:

	2023 $m	2022 $m
Net cash at the beginning of the year	528	853
Net decrease in cash and cash equivalents	(458)	(328)
New borrowings	(10)	—
Repayment of borrowings	12	3
Net cash at the end of the year	72	528

Analysis of net cash[1]:

	2023 $m	2022 $m
Cash and cash equivalents	316	774
Borrowings[2]	(244)	(246)
Total net cash	72	528

1. Net cash is calculated as cash and cash equivalents less total borrowings.
2. Borrowings reflect the outstanding principal amount of the term loan drawn before debt issuance costs of $5m (2022: $6m).

Legal Proceedings

Antitrust litigation and consumer protection

Multi-district antitrust class and state claims

Indivior Inc. has entered into settlement agreements to resolve all claims of all plaintiff groups in the Company's previously-disclosed antitrust multi-district litigation ("Antitrust MDL"). In the Antitrust MDL, civil antitrust claims had been filed by three classes of Plaintiffs—namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors and (iii) direct purchasers (collectively, the "Plaintiffs"). The Plaintiffs generally alleged, among other things, that Reckitt Benckiser Pharmaceuticals, Inc. ("RBPI," now known as Indivior Inc.) violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE tablets. Plaintiffs further alleged that RBPI unlawfully acted to lower the market share of these products.

After engaging in informal settlement discussions and formal mediation, Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. Indivior Inc. entered into a settlement agreement with the end payor class for $30m on August 14, 2023 and received final court approval on December 5, 2023. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m, which received final court approval on February 27, 2024.

Other antitrust and consumer protection claims

In 2013, RBPI (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs included approximately 79 entities, most of which appeared to be insurance companies or other providers of health benefits plans. The Carefirst plaintiffs' claims were resolved in connection with final approval of the end payor settlement in the Antitrust MDL, and the Carefirst action accordingly was dismissed on February 14, 2024.

Humana, Inc. filed a complaint in state court in Kentucky on August 20, 2021 with substantially the same claims as were raised in the Antitrust MDL. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). The court lifted a stay on October 30, 2023. Indivior moved to dismiss the complaint in February 2024. Separately, Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior demurred to the complaint and asserted pleas in bar in early February 2024.

Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. were filed in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). In July 2023, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. The remaining plaintiffs asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. The Group filed demurrers, which the court sustained in part and overruled in part. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. The court overruled HCSC's demurrer but sustained the demurrers of the remaining plaintiffs named in Indivior Inc.'s counterclaims. A jury trial on the Group's pleas in bar to the remaining plaintiffs' fraud claims was held on October 30 – November 3, 2023. The jury rendered a verdict finding that the plaintiffs' fraud claims are not barred by the statute of limitations. A jury trial on the merits has been set for July 15, 2024 – August 15, 2024.

The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time.

Civil opioid litigation

The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation ("the Opioid MDL") in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed. Motions to remand have been denied or withdrawn in more than 50 cases to which the Group is a party (among numerous other defendants). Motions to remand remain pending in additional cases to which the Group is a party.

The Court in the Opioid MDL has indicated that it does not intend to set additional bellwether trials for Tier 2 and Tier 3 manufacturer and distributor defendants, provided that those defendants remain actively engaged in mediation. The plaintiffs' executive committee indicated that it may seek leave to amend complaints to name additional defendants based on ARCOS data concerning opioid products. The court held a status conference on February 14, 2024, but did not rule on whether such amendment will be permitted.

Separately, Indivior Inc. was named as one of numerous defendants in civil opioid cases that are not part of the Opioid MDL:

In 2017, Indivior Inc. was named as one of numerous defendants in International Brotherhood of Electrical Workers Local 728 Family Healthcare Plan v. Allergan, PLC et al., Case ID: 190303872 (C.P. Phila. Cnty). That case was consolidated with Lead Case No. 2017-008095 in Delaware County and stayed. The Delaware County court held a hearing on September 29, 2023 regarding the status of settlement discussions and other issues in various groups of cases in the consolidated action. On December 29, 2023, the court issued an order remanding all third-party payor cases, including the case involving Indivior, back to the Philadelphia Court of Common Pleas. The parties agreed that preliminary objections to the complaints would be due on the later of April 26, 2024, or one week after the remand order is docketed. The remand order has not yet been docketed. However, the Philadelphia Court of Common Pleas held a status conference for all remanded cases on February 28, 2024, during which the court indicated that it does not intend to further stay proceedings.

Indivior also was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, and Georgia. The plaintiffs filed motions to remand the New York cases, which remain pending. The plaintiffs in the case filed in the Northern District of Alabama have voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, and Indivior is not yet required to substantively respond to the complaints.

Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involved claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023. Appellate briefing in the cases involving Indivior has been stayed.

Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions, no estimate of possible loss in the opioid litigation can be made at this time.

False Claims Act allegations

In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys' fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior's deadline to respond to the sixth amended complaint is March 18, 2024.

In May 2018, Indivior Inc. received an informal request from the United States Attorney's Office ("USAO") for the Southern District of New York, seeking records relating to the SUBOXONE film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE film. There has been no communication regarding this matter with the USAO since 2022.

U.K. shareholder claims

On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King's Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 ("FSMA 2000") by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals.

The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Tooth damage allegations

The Group has been named as a defendant in more than 40 lawsuits that have been consolidated into a multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.). The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that SUBOXONE products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys' fees and costs. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages. The Group is evaluating the claims and its defenses, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time. These lawsuits follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products.

Indivior's Approach to Risk

Principal risks and risk management

Effective management of existing and emerging risks is critical to the success of our Group and the achievement of our strategic objectives. Risk must be accepted to a reasonable degree for our Group to execute our strategic objectives and pursue business opportunities aligned with our mission. Risk management is therefore an integral component of our culture and governance.

Managing risks

Our Enterprise Risk Management ("ERM") process is designed to identify, assess, manage, report and monitor risks and opportunities that may impact the achievement of the Group's strategy and objectives. The Board defines the Group's risk appetite. This enables the Group to define both quantitative and qualitative criteria, and considering likelihood and risk impact, to ultimately determine the level of risk it is prepared to take in pursuing its strategic objectives.

An effective ERM process is fundamental to our ability to meet our operational and strategic objectives. The competitive market in which we operate has industry-specific risks, particularly those relating to new product development and commercialization, intellectual property enforcement and legal proceedings, and compliance with laws and regulations. This requires that existing and emerging business risks are effectively assessed, appropriately measured, regularly monitored, and addressed through mitigation plans.

Our Board of Directors oversees Indivior's risk management, determines the Group's risk appetite, carries out an assessment of the Group's principal and emerging risks and oversees the governance of Indivior's principal risks	Our Executive Committee monitors the effectiveness of risk management activities and reviews Indivior's principal risks	Our Risk Management Team coordinates the ERM process
Board of Directors	**Executive Committee**	**Risk Management Team**

Risk Mitigation

Integrity & Compliance Department	**Business unit and corporate functional leadership**	**Internal Audit Team**
Our Integrity & Compliance Department develops and implements an effective compliance management program	Our business unit and corporate functional leadership executes day-to-day risk management activities and manages risk mitigation actions within their respective functions or areas	Indivior Audit Services provides independent assurance of the effectiveness of governance, risk management and controls

Our ERM process fosters and embeds a Group-wide culture of risk management that is responsive, forward-looking, consistent and accountable.

Examples of our 2023 risk management activities include: a quantitative assessment of climate-related risks; development of climate risk taxonomy; and select resilience tabletop exercises as part of the Group's business resilience program.

Governance and responsibilities

The Board has overall responsibility for the Group's risk management. The Audit & Risk Committee assists the Board in overseeing the Group's risk management activities, including reviewing the Group's principal and emerging risks with a focus on key risk areas. In addition, the Board's Committees regularly review risks relevant to their area of focus. This includes, but is not limited to, risks relating to legal, financial, commercial, regulatory, and compliance matters.

The Executive Committee has been tasked by the Board to manage the Group's risk management activities. Quarterly, the Executive Committee reviews enterprise risks as part of its regular business reviews. It also assesses any changes impacting the Group, including emerging risks and impacts to Indivior's principal risks, as well as underlying mitigating plans.

Business unit and functional leadership executes day-to-day risk management activities, including risk identification. They also manage risk mitigation actions within their respective areas, in alignment with the ERM framework.

The Risk Management Team facilitates the ERM program, including the implementation of processes and tools to identify, assess, measure, monitor and report risks.

Our principal risks

The Board has carried out a robust risk assessment so that principal risks are effectively managed and/or mitigated to help ensure the Group remains viable. The Board considers the principal risks to be the most significant faced by the Group; these include those that could threaten the Group's business model, future performance, solvency, or liquidity.

While the Group aims to identify and manage such risks, no risk management strategy can provide absolute assurance against loss.

The tables on pages 66 to 73 provide insight into the Group's principal risks, outlining why effective management of these risks is important, how we manage them, how the risks relate to the Group's strategic priorities, and changes to the status of these risks compared to prior year. Additional risks, not listed here, that the Group cannot presently predict or does not believe to be equally significant, may also adversely affect the Group's business, results of operations and financial condition. The principal risks and uncertainties are not listed in order of significance.

Principal risks remain broadly unchanged compared to the prior year, except for two principal risks. The Commercialization principal risk has increased for two reasons; the continued worldwide pricing and reimbursement pressure on pharmaceutical products, combined with the entrance of another long-acting injectable for the treatment of OUD in the U.S. market caused this change. Conversely, the Supply principal risk has decreased, given the FDA regulatory approval of an alternate third-party filling site for SUBLOCADE® and PERSERIS® and the acquisition of the Group's sterile manufacturing site in November 2023, which although not able to manufacture our products today, will provide an opportunity for the Group to bring such manufacturing in-house in the future.

Any single risk or combination of the risks listed below could impact the Group's viability (see our Viability Statement on pages 74 and 75).

Emerging risks

Emerging risks are risks whose effects have not yet been substantially realized in the enterprise, but have the potential to be a challenge for the Group. These risks are unlikely to impact the business next year; however, they can rapidly change and/or are nonlinear. There is a continuous focus on identifying and assessing potential emerging risks. The Risk Management and Financial Planning & Analysis teams, in partnership with the business functions, monitor potential disruptions that could dramatically impact our industry and business from a risk and opportunity perspective. The Board and Executive Committee carry out a robust review of emerging risks.

The identification and assessment of climate-related risk is part of the ERM process mentioned above. Following our recent scenario assessment (see our TCFD disclosure on pages 47 to 51, we have determined that climate change is not currently a principal risk to our business, but we will continue to monitor it as an emerging risk.

Risk Management continued

Business operations	Trend versus prior year:



The Group's operations rely on complex processes and systems, strategic partnerships, as well as specially qualified and high-performing personnel to develop, manufacture and sell our products. Failure to continuously maintain operational and compliance processes and systems, as well as retain and/or recruit qualified personnel, could adversely impact product availability and patient health, and ultimately the Group's performance and financials. Additionally, we operate in an ever-evolving regulatory, political, and technological landscape. We therefore need the right priorities, capabilities, and structures in place to successfully execute on our business strategy and adapt to this changing environment.

Cybersecurity

Cyberattacks are a global and cross-industry threat with the number, severity, and sophistication of attacks continuing to rise, including ransomware. The pharmaceutical industry remains a primary target for various cybercriminal groups. Cyberattacks can be initiated from a variety of sources and target the Group in several ways, including network, systems, and applications used by the Group or third-party partners. Furthermore, the Group does not have control over the cybersecurity systems of its third-party partners. The Group continuously assesses cyber risks and dedicates significant resources, including systems and training, to effectively defend against cyberattacks, but cannot provide absolute security against cyberattacks.

Examples of risks
– Failure, disruptions, or significant performance issues experienced with our key processes, Information Technology ("IT") systems, and/or by our critical third-party partners.
– Cybersecurity breaches could have a significant impact on our operations and/or result in loss of intellectual property, confidential data, and personally-identifiable information ("PII").
– Failure to motivate, retain and recruit qualified workforce and key talent.

Management actions
– Business operating standards, monitoring processes, and business resilience program.
– IT strategy, governance, policies, processes, systems, and disaster recovery plans supporting overall business continuity are in place, including cyber incidence response readiness.
– Processes and tools to secure systems and protect data are deployed, including virtual private network ("VPN"), and security information and event management ("SIEM").
– Continued security awareness, including e-learning and phishing exercises.
– Updated crisis communication plan and procedures and conducted resilience tabletop exercises.
– Talent management and culture development programs are in place, including talent review and retention programs focused on identifying key roles and successors.
– Hybrid work policy enabling flexible ways of working.

Link to strategic priorities:

1 Grow SUBLOCADE® to >$1.5bn

2 Diversify Revenue

3 Build & Progress the Pipeline
4 Optimize Our Operating model

Product pipeline, regulatory and safety	Trend versus prior year:



The research and development ("R&D") of new products and technologies are inherently uncertain and lengthy. They require significant and continuous financial and resource investments, and strategic partnerships without any guarantee of success. Any stage of the R&D process is susceptible to failure. Promising new product candidates may never make it to market or may only experience limited commercial success because of issues related to efficacy or safety, poor clinical outcomes, difficulty obtaining regulatory approvals, narrow range of approved uses, prohibitively high manufacturing costs, inability to create or protect intellectual property rights, or infringement on the intellectual property of others. Therefore, the failure to successfully advance our product pipeline could have a material effect on the Group's long-term performance and prospects.

The Group is developing its early-stage assets (i.e., preclinical to Phase 2 assets). Our nonclinical and clinical activities are primarily outsourced, and the majority of our clinical studies are carried out by independent third-party contract research organizations ("CROs"). This includes pre-study visits, training, program management, document preparation, site identification, screening and preparation. We have no direct control over the CROs' activities. Delays and/or interruptions in the CROs' activities may delay or postpone the progress of our clinical studies. Furthermore, we depend on the reliability and validity of the activities carried out by the CROs to support our regulatory filings. If any of the CROs' work products were to be erroneous or insufficient, it might negatively impact our own clinical data, results and corresponding regulatory approvals.

Research, development, manufacturing and distribution is governed by complex, strict and multi-jurisdictional regulations, including the U.S. FDA. Regulatory approvals may not be given at all, or in a timely manner, for new products or for additional indications or uses of already approved ones. Patient safety depends on our ability to perform robust safety assessment and interpretation and to ensure that appropriate decisions are made regarding the benefit/risk profiles of our products. Deviations from these quality and safety practices could impact patient safety and market access, which can have a material effect on the Group's performance and prospects.

In addition, strong competition exists for strategic collaborations, licensing arrangements and acquisition targets. If we are unable to execute strategic transactions – or if such transactions do not yield the expected product development, synergies or financial performance – our business prospects may suffer.

Examples of risks
– Failure to advance the development and/or obtain regulatory approval of pipeline products.
– Failure to identify R&D assets and/or merger and acquisitions ("M&A") targets, conduct effective due diligence, or to integrate newly-acquired business effectively and/or achieve expected potential due to integration challenges.
– Potential liability and/or additional expenses associated with ongoing regulatory obligations and oversight.
– Unexpected changes to the benefit/risk profiles of our products.

Management actions
– Business development strategy aligned with the Group's strategy.
– Product development process, including a stage-gate process to continually evaluate R&D investment decisions.
– Incorporated assets from the Opiant acquisition into the Group's pipeline.
– Integration plan and team for M&A-related activities.
– Post-marketing study and real-world evidence programs.
– Market valuation and financial modeling.
– Comprehensive cross-functional due-diligence process, supported by external experts.
– Ongoing Quality, Safety and Regulatory monitoring and auditing programs.
– Policies and standards governing scientific interactions and communication.
– Strategies to defend against and pursue appropriate resolution of potential product liability claims.
– Rigorous pharmacovigilance processes for ongoing evaluation of data collected from multiple sources related to patient safety are in place. These include Risk Evaluation & Mitigation Strategy ("REMS") programs in the U.S. and Risk Management Plans ("RMP") outside the U.S.

Link to strategic priorities:

1 Grow SUBLOCADE® to >$1.5bn

2 Diversify Revenue

3 Build & Progress the Pipeline

∧ **Increased risk**

◇ **No change**

∨ **Decreased risk**

Risk Management continued

Commercialization	Trend versus prior year:

Successful commercialization of our products is a critical factor for the Group's sustained growth and robust financial position. New products involve substantial investment in marketing, market access and sales activities, product stocks and other investments. Certain factors, if different than anticipated, can significantly impact the Group's performance and position. These factors include: final label claims; healthcare professionals ("HCP")/patient adoption and adherence; generic and brand competition; pricing pressures; private and government reimbursement schemes and systems; negotiations with payors; erosion and/or infringement of intellectual property ("IP") rights; product availability; and political and socioeconomic factors.



The overall risk increased, given continued pricing and reimbursement pressure and competition in the U.S. market.

Pricing and reimbursement pressure

Governments across the world continue to consider and take actions to reduce expenditure on drugs and to implement various cost-control measures. In the U.S., there is bi-partisan support for drug pricing reforms at both federal and state levels, which include potential legislative and regulatory actions. Examples of such actions include: encouraging the import of drugs; pricing drugs according to a defined international pricing reference; encouraging more competition; implementing drug pricing provisions of the Inflation Reduction Act of 2022; establishing state-based registration and disclosure requirements; and undertaking other initiatives. These, together with federal and state government fiscal constraints, pose direct and indirect downward pressure risk on drug prices and cost containment measures. The Group continues to monitor potential legislative and regulatory changes and their impacts, advocating for the Group's products based on scientific studies and patient-centered outcomes. However, certain potential legislative and regulatory drug pricing changes could have an adverse impact on the Group's financial performance and results in the future.

The entrance of long-acting injectables produced by competitors for OUD and schizophrenia treatments in the U.S. is likely to create pricing pressure as payors will try to negotiate higher rebates to maintain SUBLOCADE's and PERSERIS' respective position on their formulary.

Examples of risks	Management actions	Link to strategic priorities:
– Launch of competing branded and/or generic products. – Lower CJS facility adoption and patient enrollments and/or adherence to SUBLOCADE, including the decrease linked to limited/restricted patient visits and HCP interactions. – Unexpected changes to government and/or commercial reimbursement levels, government pricing and/or funding pressures, and market access. – Revenue diversification in the U.S. (i.e., PERSERIS, OPVEE) and outside the U.S.	– Creation of three dedicated U.S. sales force and marketing teams (i.e., Addiction Sciences ("AS"), Behavioral Health ("BH"), and Overdose Reversal Sciences ("ORS")) and expansion of both AS and BH sales forces. – Continued access investments in organized health systems, including the expansion of the dedicated CJS team. – Expansion of point of care (i.e., patient injection pharmacy) for OUD treatment by partnering with a U.S. grocery store company. – Emphasizing value of products and health economics tailored to commercial and government payors through market access activities, medical education and enhanced real-world evidence. – Patient platforms supporting provider location, reimbursement support and co-pay assistance for eligible patients; and other tools (e.g., community re-entry providers). – Ongoing training and development for field-based employees. – Policies and standards governing commercial activities, including pricing. – Monitoring of government and commercial pricing and reimbursement-related trends/measures and development of mitigation strategies, as well as advocacy programs. – International growth, pipeline development, marketing and business development strategies.	 **1** Grow SUBLOCADE® to >$1.5bn **2** Diversify Revenue

 ⌃ **Increased risk**

⌄ **No change**

⌄ **Decreased risk**

Economic and financial	Trend versus prior year:

The pharmaceutical business includes inherent risks and uncertainties, requiring the Group to make significant financial investments to develop and support the success of our product portfolio. Generating cash flow from our approved products, together with external financing, sustains our financial position, allows development of new products and funds business growth. Realizing value on those investments is dependent upon regulatory approvals, market acceptance (including pricing reimbursement levels), strategic partnerships, competition and legal developments. Together with potential pressure on our level of net working capital, our ability to comply with our debt covenants in the long term could be negatively impacted. As a global business, we are also subject to political, economic, capital markets and tax regulation changes.



Inflationary pressures and monetary tightening

The combination of central banks measures and progress in addressing supply chain challenges has reduced inflation. However, globally, inflationary pressures (e.g., labor, energy, shipping costs) and monetary tightening measures will continue, given tight labor market conditions and geopolitical conflicts and tensions.

Examples of risks	Management actions	Link to strategic priorities:
– Inability to raise capital, or execute business development and alliance opportunities. – Failure to meet financial obligations and performance. – Changes to international tax environment and regulations, including potential tax increases as governments seek to fund public finances. – Inflationary pressures impacting labor, materials, freight costs and monetary tightening.	– Process to optimize cost and finance structures and active expense management. – Ongoing monitoring of financial performance and compliance with financial covenants. – Strategies supporting expansion opportunities and diversification. – Regular appraisals of debt and capital market conditions with advisors and counterparties. – Ongoing monitoring of potential changes in tax legislations and their related impacts. – Proactive supply chain planning and cost monitoring activities.	 **1** Grow SUBLOCADE® to >$1.5bn **2** Diversify Revenue **3** Build & Progress the Pipeline **4** Optimize Our Operating Model

Risk Management continued

Supply

Trend versus prior year:

The manufacturing and supply of our products are highly complex processes. They depend on a combination of internal manufacturing capabilities and third parties for the timely supply of our finished drug and combination drug products. The Group almost exclusively relies on third parties, including contract manufacturing organizations ("CMOs"), to manufacture, test and distribute our finished products. The manufacturing of oral solid dose, film products, aseptically filled injectables and nasal sprays is subject to stringent global regulatory, quality and safety standards, including Good Manufacturing Practice ("GMP"). Major delays or interruptions in the supply chain and/or product quality failures could significantly disrupt patient access, adversely impact the Group's financial performance, and lead to product recalls and/or potential regulatory actions against the Group, along with potential reputational damage.



Outsourcing partners

The Group's products are filled and packaged by CMOs in the U.S. and U.K. and some are single-sourced. The Group's supply development and monitoring and contingency planning processes include: additional and redundant capacity (e.g., qualification of additional sites and building extra capacity at an existing supplier); proactive management of inventories throughout the supply-to-patient delivery process; and initiatives to identify and qualify alternative sites and/or suppliers. In Q4 2023, an alternative high-volume CMO site was approved by the U.S. FDA. The Group also acquired a facility in Raleigh, North Carolina, which will become a critical hub for sterile injectable manufacturing in the future. Despite these additional capacities and mitigating measures, if major delays, interruptions or quality events occur at those CMOs, the delivery of products to our patients could be significantly disrupted.

The overall risk decreased, given de-risking of manufacturing capabilities by the regulatory approval of an alternative filling CMO site for SUBLOCADE and acquisition of a sterile manufacturing site. The acquired site will not be available for the manufacture of SUBLOCADE and PERSERIS for a few years.

Examples of risks

- Disruptions at our critical CMOs and/or at supply chain partners, including freight and logistics providers.
- Inability to supply compliant-finished products in a continuous and timely manner.

Management actions

- Business continuity, disaster recovery, emergency response plans and enhanced communication protocols across the supply chain network.
- Acquisition of a sterile manufacturing plan in the U.S.
- Periodic risk-based reviews for critical vendors are in place and development of a second/third-tier supplier risk analysis is underway.
- Contingency plans (including qualification of alternative suppliers/providers) and management of safety stocks.
- Comprehensive product quality and control processes and manufacturing performance monitoring across the supply chain network.
- Ongoing monitoring of inventory levels, detailed production prioritization and monitoring of CMO execution.

Link to strategic priorities:



1 Grow SUBLOCADE® to >$1.5bn



2 Diversify Revenue



Increased risk



No change



Decreased risk

Legal and intellectual property

Trend versus prior year:

Our pharmaceutical operations, which include the use of controlled substances, are subject to a wide range of laws and regulations. Perceived or actual non-compliance with these laws and regulations can result in investigations or proceedings leading to civil or criminal sanctions, fines and/or damages as well as reputational damages.

IP rights protecting our products may be challenged by external parties, including generic pharmaceutical manufacturers. Although we have developed patent protection for our products, including SUBLOCADE, we are exposed to the risk that courts may decide that our IP rights are invalid and/or that third parties do not infringe our asserted IP rights.

In connection with the agreements entered in 2020 to resolve criminal charges and civil complaints related to SUBOXONE film, the Group has specific requirements to fulfill. These are in addition to the Group's pre-existing obligations to comply with applicable laws and regulations associated with its U.S. pharmaceutical operations. The Group could be subject to penalties if it fails to fulfill the requirements within the stated agreements (for more information, see the Compliance principal risk on pages 72 to 73).

The Group is also a party to seven legacy lawsuits filed by private plaintiffs alleging violations of civil antitrust laws, fraud, and other claims relating to the Group's marketing of SUBOXONE film that have not been settled (see Legal Proceedings section on pages 60 to 63).

The Group is also a defendant in more than 400 civil lawsuits brought by state and local governments and public health agencies; among others. It is alleged that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to promote opioids as safe and effective for the treatment of long-term chronic pain to increase the market and their respective market shares for opioids, or alleging personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation ("the Opioid MDL"). Nearly 2/3 of the cases in the Opioid MDL were filed by cities and counties, while nearly 1/3 of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Indivior Inc., a subsidiary of the Group, was separately named as a defendant in five individual personal-injury NAS actions in the West Virginia state court. Litigation against the Group in the Opioid MDL is stayed, and the state-court cases are in preliminary stages (for more information, see the Legal Proceedings section on pages 60 to 63).

The Group is a defendant in over 40 lawsuits in which individual plaintiffs claim that SUBOXONE® film caused them to suffer dental caries, tooth loss, or other damage to their teeth. The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that SUBOXONE film products were defectively designed. The cases have been consolidated and are pending in a federal multi-district litigation ("the Dental MDL"). Litigation against the Group in the Dental MDL is stayed (for more information, see the Legal Proceedings section on page 63).

Indivior Inc. is a defendant in a *qui tam* lawsuit complaint, alleging causes of action under the Federal and state False Claims Acts and other laws related to best price issues and claims of retaliation. The suit also seeks reasonable attorneys' fees and costs. On October 17, 2023, the court granted in part and denied in part the Motion to Dismiss, with leave to amend. The relator filed a sixth amended complaint against only Indivior Inc on December 7, 2023 (for more information, see the Legal Proceedings section on page 62).

Unfavorable outcomes in any of these legal proceedings could have a material adverse impact on the Group's business, financial condition and/or operating results (see the Legal Proceedings section on pages 60 to 63).

Examples of risks

- Legal proceedings related to antitrust, state, shareholders, product liability claims, government enforcement and/or private litigation associated with the manufacturing, marketing and distribution of our products.
- Inability to obtain, maintain and protect patents and other proprietary rights.

Management actions

- Quality, patient safety, monitoring and compliance are embedded in the Group's processes and culture.
- Cooperation with government authorities in connection with ongoing litigations, utilizing internal and external counsel.
- Insurance coverage, financial modeling and monitoring activities.
- Ongoing active review, management and enforcement of our product patents, marketing exclusivity and other IP rights.
- Strategies to defend against and pursue appropriate resolution of potential IP claims.
- Revenue diversification strategy.

Link to strategic priorities:



1 Grow SUBLOCADE® to >$1.5bn

2 Diversify Revenue

3 Build & Progress the Pipeline

Risk Management continued

Compliance	**Trend versus prior year:**

Our Group operates globally and the pharmaceutical industry is both highly competitive and regulated. Complying with all applicable laws and regulations, including engaging in activities that are consistent with legal and industry standards, and with our Group's Code of Conduct, are core to the Group's mission, culture and practices. The Group has processes and procedures to identify, analyze and investigate any potential or actual violations of policy or law and, if necessary, take appropriate remedial or corrective actions. Effective procedures and controls are necessary to provide reliable information and prevent and detect potential fraud and/or misconduct. Failure to comply with applicable laws and regulations may subject the Group to civil, criminal and administrative liability, including the imposition of substantial monetary penalties, fines and damages. Non-compliance may also result in the restructuring of the Group's operations through the imposition of compliance or integrity obligations, with a potential adverse impact on the Group's prospects, reputation, results of operations and financial condition.

Compliance with government agreements

In 2020, as part of the Group's resolution of federal criminal and civil charges related to its legacy products (see Legal Proceedings section on pages 60 to 63), the Group also entered into a Corporate Integrity Agreement ("CIA") with the U.S. Department of Health & Human Services Office of Inspector General ("HHS-OIG"). The five-year CIA requires, among other things, that the Group implement measures designed to ensure compliance with the statutes, regulations and written directives of U.S. Medicare, U.S. Medicaid and all other U.S. Federal health care programs, as well as with the statutes, regulations and written directives of the FDA. The Group is subject to additional periodic reporting and monitoring requirements related to the Agreements.

In addition, the CIA requires reviews by an independent review organization, a compliance expert to advise the Board, compliance-related certifications from the Group's executives and certain Board members, and the implementation of a risk assessment and mitigation process. The CIA sets out specified monetary penalties that may be imposed on a per-day basis for failure to comply with the obligations specified in the CIA. The CIA also includes specific procedures under which the Group must notify HHS-OIG if it fails to meet the requirements under the CIA. In the event that HHS-OIG determines the Group to be in material breach of certain requirements of the CIA (including repeated violations or any flagrant obligations under the CIA, a failure by the Group to report a reportable event and/or take corrective action, a failure to engage and use an independent review organization, or a failure to respond to certain requests from HHS-OIG), the Group may be excluded from participating in the U.S. Federal health care programs. This would have a severe impact on the Group's ability to comply with the financial covenants in the Group's debt facility, maintain sufficient liquidity to fund its operations, pay off its debt in 2026 and generate future revenue. It would therefore impact the Group's viability.

The Resolution Agreement with the U.S. Attorney's Office for the Western District of Virginia and Consumer Protection Branch contains certain requirements. These requirements include various reporting obligations and specify that the Group's Chief Executive Officer must (a) certify on an annual basis that, to the best of their knowledge, after reasonable inquiry, the Group is in compliance with the U.S. Federal Food, Drug and Cosmetic Act and has not committed health care fraud, or (b) provide a list of all non-compliant activities and steps taken to remedy the activity. The U.S. Federal Trade Commission ("FTC") Stipulated Order contains specific notice and reporting requirements over a 10-year period related to certain activities (e.g., follow-on drug product, filing of a citizen petition). The Group is subject to contempt prosecution if it fails to comply with any terms of the Resolution Agreement.

As part of the Group's Global Integrity & Compliance Program ("I&C Program"), comprehensive policies, processes and systems have been implemented to educate, monitor, report, and embed compliance, ethics, and integrity-related matters. The Group's Chief Executive Officer is responsible for the day-to-day operation of the I&C Program, with the oversight of the Group's Board and the support of an independent compliance expert. The Group's Chief Integrity & Compliance Officer ("CICO") leads the I&C Program administration, supported by a global team of compliance professionals.

U.S. listing reporting requirements

Following the Nasdaq listing in the U.S., the Group is subject to the reporting requirements of the Securities Exchange Act of 1934 (as amended), the Sarbanes-Oxley Act of 2002, the listing requirements of the Nasdaq Stock Market, and other applicable securities rules and regulations.

 **Increased risk**

 **No change**

 **Decreased risk**

Compliance continued	**Trend versus prior year:**

Examples of risks
– Failure to meet the requirements of the government agreements (i.e., CIA, DOJ and FTC).
– Non-compliance with our Code of Conduct, anti-corruption, healthcare, data privacy or local laws and regulations across all geographies.
– Inability to adequately respond to changes in laws and regulations, including data privacy.
– Failure to comply with payment and reporting obligations under U.S. and foreign government programs.
– Inability to meet all requirements related to a U.S. stock listing.

Management actions
– Oversight, monitoring and reporting of compliance requirements with government agreements have been implemented, including a management certification and defined sub-certification process.
– I&C Program and development of compliance capabilities, guided by a defined strategic plan and learnings from program operations and continuous evolution.
– Code of Conduct promoting and upholding ethical conduct of employees: environmental and climate change; human rights; diversity and inclusion; anti-bribery and corruption.
– Supplier Code of Conduct defining standards of conduct expected for the Group's suppliers.
– Compliance policies and processes, including Code of Conduct and an enhanced risk assessment, and related mandatory employee training programs.
– Confidential independent reporting process with multiple avenues for employees to report concerns (including anonymous reporting where local law permits).
– Oversight and monitoring of controls, including regional compliance committees.
– Data privacy governance, management framework, and training.
– Continuous review and assessment of developments in the law, applicable industry standards, and business practices.
– Ongoing monitoring of controls over government pricing and reporting.
– Internal processes and procedures for reporting under applicable U.S. securities rules and regulations.

Link to strategic priorities:


1 Grow SUBLOCADE® to >$1.5bn

2 Diversify Revenue

3 Build & Progress the Pipeline

Viability Statement

The Group's viability depends upon successful execution of our business strategy, with a focus on:

– continued growth of SUBLOCADE toward its potential of >$1.5bn in annual net revenue,

– diversification of net revenue, including OPVEE, PERSERIS and rest of world net revenues,

– building and progressing our new product pipeline, and

– optimizing our operating model, including management of our remaining litigation risks.

The Directors evaluate the Group's future business prospects as part of the strategic plan process. This process is led by the Chief Executive Officer through the Executive Committee and involves all relevant functions such as R&D, manufacturing & supply chain, commercial, legal, integrity & compliance, human resources and finance. Development of the strategic plan includes a thorough examination of the principal risks and potential actions to manage and mitigate those risks.

The strategic plan summarizes the Group's strategic priorities, the relevant and material principal risks that could prevent the priorities from being realized, and the financial budget covering the following year. The Board reviews and approves the strategic plan, including the financial budget, which involves challenging key assumptions and risk mitigation plans included therein.

In accordance with the U.K. Corporate Governance Code, the Directors have assessed the viability of the Group. In determining the appropriate time period for assessing viability, the Directors considered the Group's strategic plan; impact of current and potential future competition including the expected patent protection of our products; ongoing legal proceedings; and liquidity forecast including the maturity of the term loan and final payment of our DOJ Resolution Agreement. The Directors believe a four-year period to the end of 2027 appropriately addresses these considerations. This assessment period provides a reasonable horizon for the financial impact of these developments to be reasonably considered. Uncertainty in financial forecasts increases over the time period covered by our viability assessment.

The strategic plan reflects the Directors' best estimate of the Group's future business prospects. The plan builds on our near-term expectations for 2024 reflecting a limited reduction in market share for SUBOXONE film in the U.S. with further gradual reversion to observed generic analogs after 2024. The plan was then "stress tested," exploring resilience of the Group to potential impacts of the principal risks set out on pages 64 to 73.

This sensitivity reflects 'severe but plausible' concurrent circumstances the Group could experience, specific to commercialization risks as follows:

– the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modeling a 10% decline on forecasts; and

– an accelerated decline in global sublingual product sales, including reversion to generic analogs for SUBOXONE film in the U.S.

Having considered these risks along with other principal risks set out on pages 64 to 73, the Directors have assessed the Group's ability to comply with the liquidity covenant and repay the Group's term loan, fulfil obligations under litigation settlements and the DOJ Resolution Agreement and maintain sufficient liquidity to fund its operations and pipeline investments.

Other principal risks on pages 64 to 73 were also considered, but the above financial risks were considered the most immediate and significant that could prevent the Group from delivering on its strategic priorities and remaining viable. A number of other aspects of the principal risks, including possible changes to government pharmaceutical pricing and reimbursement and further litigation could also threaten the Group's viability in its current form. Due to their nature and/or potential impact, if they were to occur, these were not modeled because the range of reasonably possible impacts are unknown.

The stress testing showed the Group would be able to withstand the impact of the 'severe but plausible' scenario over the period of the viability assessment, with excess liquidity to absorb reasonably possible risks not modeled. Although cuts to the Group's operating costs and planned strategic investments were not required in the scenario planning, various actions can be executed to ensure ongoing viability of the Group.

The Group's viability during the assessment period could be impacted by sensitivities discussed above which are beyond 'severe but plausible' or by impacts that are currently unknown. In the early portion of the viability period, the Director's control over certain matters, such as the strategy to respond to and/or settle legal proceedings, including potential appeals of adverse decisions, helps mitigate risk to the Group's viability. However, over the full viability period, the Directors' ability to influence the outcome of such matters is more limited. The impacts of government pharmaceutical pricing and reimbursement changes, competition, further litigation and development of our pipeline may present further risks after the viability assessment period.

Based on their assessment of the Group's business prospects and viability, the Directors confirm their reasonable expectation that the Group will continue in operation and meet its liabilities as they come due over the four-year period ending December 31, 2027.

The Strategic Report on pages 1 to 75 was approved by the Board on March 5, 2024.

By Order of the Board

Kathryn Hudson
Company Secretary

Introduction to Governance

Chair's Governance Statement

Graham Hetherington
Chair of the Board

Dear Shareholder,

On behalf of the Board, I am pleased to introduce our Corporate Governance Report for the year ended December 31, 2023. This report sets out our approach to governance and how the Board and its Committees operate. We also provide an overview of the important areas of the Board's focus and key decisions and actions taken by the Board during the year.

Governance and purpose

Indivior's purpose, to bring science-based, life-transforming treatment to patients, is underpinned by high standards of governance and compliance. As a Board, we recognize the importance of a strong governance and compliance framework which supports the business and facilitates good decision-making. We also recognize the critical role we play in leading the Group in a way that promotes its long-term success, where integrity is integral to everything we do, where risks can be properly assessed and managed and where our policies and practices are consistent with our values. We believe that these are the best foundations on which

to achieve long-term value creation for our shareholders.

Board and Committee composition and succession planning

Last year I reported that a process was underway to replace Dr. Tom McLellan as he approached the end of his nine-year term in November 2023. Tom had a specific skill set and expertise which we wanted to retain on the Board and therefore finding the right successor was a key priority for us during the year. Following an extensive search, led by the Nomination Committee, we were pleased to announce, in November 2023, the appointment of Dr. Keith Humphreys as an Independent Non-Executive Director.

This was a significant appointment for the Board; Keith is one of the leading minds in the substance abuse space and his research addresses addictive disorders and translation of science into public policy. Keith is already proving to be a tremendous asset as we continue to focus on our purpose of bringing science-based, life-transforming treatments to patients and expanding our portfolio of pipeline assets.

Tom retired from the Board in February 2024 having supported a smooth transition. I would like to take this opportunity to thank Tom for his significant contribution and commitment to Indivior over the last nine years, and his dedication to the furtherance of our and the public's

understanding of the substance use disorder disease space.

At the end of September 2023, Daniel J Phelan, Senior Independent Director and Chair of our Remuneration Committee, and Lorna Parker, Independent Non-Executive Director, retired from the Board at the end of their nine-year terms. Together with Tom, Dan and Lorna were our longest-serving Board members, having joined the Board at its inception in 2014. They made an enormous contribution to the Board during their tenure and I would also like to thank them for their dedication and significant contribution to Indivior. The roles of Senior Independent Director and Chair of the Remuneration Committee have been ably filled by Juliet Thompson and Jo Le Couilliard respectively. I am pleased to report that Juliet and Jo have settled well into their new roles.

In anticipation of the departure of Dan and Lorna and following feedback from our annual Board evaluation, we made changes to our Board Committee structure and to the composition of some of our Board Committees, effective October 1, 2023.

These changes, which refined the remit and focus of the Committees, mean that we now better utilize the Committees' time and reduce duplication; we are already starting to see the benefits of this more efficient structure.

Culture

Indivior's culture is considered one of its key strengths. It drives the delivery of our strategy and long-term success. We all contribute to our culture, but it is the Board's responsibility to oversee and monitor the Group's culture and to ensure that the Group's practices and policies are aligned with it. The Board was extremely pleased with the results of this year's annual employee Culture Survey which had an extremely high participation rate (92% of employees took part) and produced the most positive scores to date, as well as exceeding the industry benchmark. However, we recognize that culture is dynamic and therefore the role we play as a Board in ongoing monitoring is crucial.

Diversity

The reduction in Board size during the year has resulted in female representation falling slightly to 30% currently, from 33% as at December 31, 2022. However, we remain committed to improving diversity on the Board in the longer term. We are highly cognizant that this falls below the targets set by the U.K. Listing Rules for public companies and furthering diversity remains a key priority in our succession plans.

Listing structure

Indivior PLC has been listed on the London Stock Exchange ("LSE") since 2014. In 2023, one of the Board's key priorities was the successful execution of the additional U.S. listing, following consultation with and approval by shareholders in 2022. In the first half of the year, we received detailed updates at every Board meeting on the progress of the preparations for the additional U.S. listing.

The additional U.S. listing became effective on June 12, 2023, which means Indivior now trades on both the LSE as a primary listing and the Nasdaq Global Select Market as an additional listing. This was a major milestone for the Group and was the culmination of many months of hard work and diligence. It was with great pride that Mark Crossley, along with a number of patients and their families and

employees, rang the Opening Bell at the Nasdaq MarketSite in Times Square to celebrate the additional U.S. listing and to raise awareness of the millions of people affected by substance use disorders and mental health challenges.

The Board has continued to assess the optimal listing structure of Indivior's shares and has concluded that relocating Indivior's primary listing to the U.S. would further elevate Indivior's visibility and profile in its largest market and would help attract a broader group of biopharma investors. Throughout this process, the Board has been mindful of the importance of acting in the best interest of shareholders as a whole and recognizes that some shareholders have mandates that will restrict their continued long-term ownership.

We intend to consult shareholders in the first quarter of 2024, and if we believe shareholders are supportive, intend to move forward with seeking shareholder approval to relocate our primary listing in the summer of 2024.

Our strategic priorities

In September we held our annual Board strategy day which was an opportunity to review our strategic priorities and consider whether they remained the right priorities going forward. Our culture of openness and debate in the Boardroom meant that the Non-Executive Directors were energetic in providing constructive challenge and feedback. We concluded that our four strategic priorities remain the right ones to drive the success of our business, but we will explore opportunities to widen our focus to take a more holistic view of patient treatment towards recovery.

During the year, the Board had close oversight of the acquisition of Opiant Pharmaceuticals, Inc. which completed in March 2023 and, subsequently, the commercial launch of OPVEE (nalmefene) nasal spray, a key product in the acquired portfolio, in October 2023. This was an important milestone in our strategic focus to diversify revenue. Also during the year, we approved the acquisition of an aseptic manufacturing facility in Raleigh,

North Carolina, which we expect will secure the long-term production and supply of SUBLOCADE and PERSERIS.

The Board spent significant time throughout the year monitoring developments in the Group's legacy antitrust multi-district litigation and in determining next steps. This required the Board to meet an additional four times outside of scheduled meetings, either as a full Board or as a special non-executive committee appointed by the Board to oversee the Group's mediation strategy and discussions. The Board approved the entry into mediation discussions leading to settlements with each of the three classes of plaintiffs. These were challenging deliberations which included, at their heart, a robust focus on acting in the best interests of the Group as a whole taking into account the impact of that decision in the long term and wider stakeholder interests. The Board believes that entering into these settlements was the right course of action as it has significantly reduced the Group's legal and financial exposure and provided greater certainty for Indivior's stakeholders.

Looking ahead

As we reflect on 2023, we are pleased with the progress made across all four strategic priorities and we believe we have excellent foundations in place to enable us to continue to deliver against them.

We enter 2024 with a proven strategy, strong business momentum and a thriving culture. I speak on behalf of all my fellow Board members when I say we are excited about the journey ahead.

Graham Hetherington
Chair of the Board

March 5, 2024



Board of Directors













Board Committee membership key

○ Committee Chair
Ⓐ Audit & Risk Committee
Ⓒ Compliance, Ethics & Sustainability Committee
Ⓝ Nomination Committee
Ⓡ Remuneration Committee
Ⓢ Science Committee

1. Graham Hetherington 🇬🇧 Ⓝ Ⓒ Ⓡ
Chair
Appointed to the Board
November 2019

Skills and experience
− Graham was appointed a Non-Executive Director in November 2019 and Chair of the Board in November 2020. He brings substantial financial and industry experience having served as Chief Financial Officer of two FTSE 100 companies. Graham has a wide knowledge of international financial management and planning, including M&A and audit and risk management, coupled with an in-depth understanding of the U.S. market. This broad mix of skills and experience allows him to make an effective and valuable contribution to the Board.
− Graham is a Fellow of the Chartered Institute of Management Accountants (CIMA).

Current external appointments
− None

Previous external appointments
− BTG plc: Non-Executive Director & Senior Independent Director (2016-2019)
− Shire plc: Chief Financial Officer (2008-2014)
− Bacardi: Chief Financial Officer (2007-2008)
− Allied Domecq plc: Chief Financial Officer (1999-2005)

2. Mark Crossley 🇺🇸
Chief Executive Officer
Appointed to the Board
February 2017

Skills and experience
− Mark was appointed Chief Executive Officer in June 2020. He was appointed to the Board as Chief Financial Officer in February 2017. In July 2019, Mark took on additional responsibilities and was appointed Chief Financial & Operations Officer. He joined the Group in 2012 as Global Finance Director and served as Chief Strategy Officer between 2014 and 2017.
− Mark has a wealth of financial and pharmaceutical industry experience and knowledge. His extensive career experience across multiple disciplines covering strategy, finance, information technology and systems, treasury, supply and procurement allows him to bring a valuable perspective to the Board. This, complemented with an understanding of the risks and opportunities within the pharmaceutical industry, is highly valued by the Board.
− Mark graduated from the United States Coast Guard Academy with a BS in Management and Economics, and from Boston College with an MBA.

Current external appointments
− None

Previous external appointments
− Procter and Gamble: Associate Director Female Beauty Strategy and Business Planning (2008-2012)
− Procter and Gamble: Associate Director Corporate Portfolio Finance (2007-2008)

3. Ryan Preblick 🇺🇸
Chief Financial Officer
Appointed to the Board
November 2020

Skills and experience
− Ryan was appointed Chief Financial Officer and Executive Director in November 2020, having served as Interim Chief Financial Officer since June 2020. He has been in a financial leadership capacity since joining Indivior in 2012 as U.S. Commercial Controller and then serving as Vice President, U.S. Finance and Senior Vice President, Global Finance & Commercial Operations.
− Ryan has a wealth of financial and pharmaceutical industry knowledge and experience across multiple disciplines covering strategy, finance, information technology, commercial and supply, which allows him to bring a valuable perspective to the Board.
− Ryan holds a BS in Finance from Penn State University and an MBA from the University of Richmond.

Current external appointments
− None

Previous external appointments
− Altria Corporation (formerly Philip Morris): Senior Manager Financial Planning & Analysis (2010-2012)
− Honeywell International: Corporate Finance (1998-2000)

4. Peter Bains 🇬🇧 Ⓢ Ⓝ Ⓡ
Independent Non-Executive Director
Appointed to the Board
August 2019

Skills and experience
− Peter has over 30 years of experience in the pharmaceutical and biotechnology industries including a 23-year career at GlaxoSmithKline where he held numerous senior operational and strategic roles. His background provides international experience and a deep commercial understanding of sustained delivery coupled with investment appraisal and contracting. The Board values his experience in understanding the risks and opportunities present in these industries.
− Peter has a BSc (Combined Honours) in Physiology/Zoology from Sheffield University.

Current external appointments
− Apterna Limited: Non-Executive Director
− Biocon Limited: Group CEO (non-Board appointment, formerly Non-Executive Director)
− ILC Therapeutics Limited: Non-Executive Chair
− MiNA Therapeutics Limited: Non-Executive Director

Previous external appointments
− Sosei Group Corporation: Chief Executive Officer (2010-2018)
− Syngene International: Chief Executive Officer (2010-2016)

5. Dr. Keith Humphreys 🇺🇸 Ⓒ Ⓝ Ⓢ
Independent Non-Executive Director
Appointed to the Board
November 2023

Skills and experience
− Keith has over 30 years of experience in the field of clinical psychology and substance use disorders. He was previously a Senior Policy Advisor in the White House Office of National Drug Control Policy in the Obama Administration.
− Awarded an OBE in September 2022 for his services to science and policy on addiction.

Current external appointments
− Department of Psychiatry and Behavioral Sciences, Stanford University: Esther Ting Memorial Professor
− Institute of Psychiatry, King's College, London: Honorary Professor of Psychiatry

Previous external appointments
− None

6. Jerome Lande 🇺🇸 Ⓒ Ⓝ
Non-Executive Director
Appointed to the Board
March 2021

Skills and experience
− Jerome has over 20 years of experience as a professional investor, including substantial investing in medical device, pharmaceutical and healthcare services companies. He currently serves as Deputy Chief Investment Officer and Managing Partner at Scopia Capital Management. Jerome co-founded Coppersmith Capital Management, where he was managing partner and portfolio manager until it combined with Scopia in 2016. Jerome became a Non-Executive Director in connection with the Relationship Agreement between the Group and Scopia.
− Jerome has a BA from Cornell University.

Current external appointments
− Scopia Capital Management: Deputy Chief Investment Officer and Managing Partner
− CONMED Corporation: Member of Board of Directors
− Itron, Inc.: Member of Board of Directors
− R&Q Insurance Holdings Ltd: Non-Executive Director

Previous external appointments
− Forest City Realty Trust, Inc.: Director (2018)
− MCM Capital Management, LLC: Partner (1998-2011)

7. Jo Le Couilliard 🇬🇧 Ⓡ Ⓐ Ⓝ
Independent Non-Executive Director
Appointed to the Board
March 2021

Skills and experience
− Jo was appointed a Non-Executive Director in March 2021 and Chair of the Remuneration Committee in October 2023. She is a healthcare industry veteran with 25 years' healthcare management experience gained in Europe, the U.S. and Asia. Much of her career has been in pharmaceuticals at GlaxoSmithKline where, amongst other roles, she headed the U.S. vaccines business and Asia Pacific Pharmaceuticals business and led a program to modernize the commercial model.
− Jo is a Chartered Accountant holding an ACA from the Institute of Chartered Accountants and holds a Masters in Natural Sciences from the University of Cambridge.

Current external appointments
− Recordati S.p.A.: Non-Executive Director, Chair of Remuneration & Nominations Committee
− NIOX Group plc: Non-Executive Director, Chair of Audit & Risk Committee

Previous external appointments
− Alliance Pharma plc: Non-Executive Chair, Chair of Nomination Committee (2018-2024)
− Cello Health PLC: Non-Executive Director (2018-2020)
− Duke NUS Medical School in Singapore: Non-Executive Director (2013-2016)
− Frimley Park NHS Foundation Trust: Non-Executive Director (2009-2012)
− BMI Healthcare: Chief Operating Officer (2006-2008)

8. Barbara Ryan 🇺🇸 Ⓐ Ⓝ Ⓡ Ⓢ
Independent Non-Executive Director
Appointed to the Board
June 2022

Skills and experience
− Barbara was a Wall Street sell-side research analyst covering the U.S. Large Cap Pharmaceutical Industry for more than 30 years before founding Barbara Ryan Advisors, a capital markets and communications firm, in 2012. Barbara is the Founder of Fabulous Pharma Females, a non-profit organization whose mission is to advance women in the biopharmaceutical industry. She is currently a Senior Advisor at Ernst & Young (a part-time role). Barbara has deep experience in equity and debt financings, M&A, valuation, SEC reporting, financial analysis and corporate strategy across a broad range of life sciences companies.

Other current appointments
− Azitra, Inc.: Board Member, Chair of Compensation Committee
− INVO Bioscience, Inc.: Non-Executive Director
− MiNK Therapeutics, Inc.: Non-Executive Director, Chair of Audit Committee
− OcuTerra Therapeutics, Inc.: Board Member
− Safecor Health, LLC: Board Member (non-public company)

Previous external appointments
− None

9. Mark Stejbach 🇺🇸 Ⓒ Ⓐ Ⓝ Ⓢ
Independent Non-Executive Director
Appointed to the Board
March 2021

Skills and experience
− Mark was appointed as Chair of the Compliance, Ethics & Sustainability Committee in October 2023. He has over 30 years of experience in biotech and pharmaceuticals, including senior roles in a broad range of commercial functions including marketing, sales, economic affairs, managed care and finance. Mark most recently served as Senior Vice President and Chief Commercial Officer at Alkermes plc, a publicly traded global biopharmaceutical company, focused on development and commercialization of addiction and schizophrenia treatments.
− Mark holds an M.B.A. from the Wharton School, University of Pennsylvania and a B.S. in Mathematics from Virginia Tech.

Current external appointments
− None

Previous external appointments
− Flexion Therapeutics, Inc.: Non-Executive Director (2016-2021)
− EIP Pharma Inc.: Senior Commercial Advisor (2019-2020)
− Alkermes plc: Senior Vice President and Chief Commercial Officer (2012-2018)
− Tengion, Inc.: Chief Commercial Officer (2008-2012)

10. Juliet Thompson 🇬🇧 Ⓐ Ⓒ Ⓝ
Senior Independent Director
Appointed to the Board
March 2021

Skills and experience
− Juliet was appointed as Chair of the Audit & Risk Committee in May 2021 and as Senior Independent Director in October 2023. She has over 30 years of finance, banking and board experience with significant focus in the healthcare sector. Juliet is a proven FTSE 250 audit chair and a former investment banker who has spent her career advising pharmaceutical and biotech companies.
− Juliet played a leading role in setting up Code Securities, an investment banking firm focusing on the healthcare sector, which was later acquired by Nomura (becoming Nomura Code). At Nomura Code, Juliet was a member of the Board and head of corporate finance. As Managing Director, she worked on over 50 transactions including IPOs, secondary offerings, private placements and M&A.
− Juliet holds a BSc in Economics from the University of Bristol and qualified as a Chartered Accountant and held an ACA from the Association of Chartered Certified Accountants.

Current external appointments
− Novacyt S.A.: Non-Executive Director, Chair of Audit Committee
− OrganOx Limited: Non-Executive Director, Chair of Audit Committee
− Angle PLC: Non-Executive Director, Chair of Audit Committee

Previous external appointments
− Stifel: headed up the life sciences where she advised CEOs and CFOs in the healthcare sector (2013-2015)
− Vectura plc: Non-Executive Director (2017-2021)
− GI Dynamics: Non-Executive Director (2017-2020)

Executive Committee

























1

2

3

4

5

6

7

8

9

10

1. Mark Crossley
D C S

Chief Executive Officer

See biography on page 78.

2. Ryan Preblick
C S M

Chief Financial Officer

See biography on page 78.

3. Jeff Burris
D C S M

Chief Legal Officer

Skills and experience

- 25+ years
- Over 15 years as head of the legal function at various life sciences companies

Key previous roles

- Arbor Pharmaceuticals: Vice President, General Counsel, Chief Compliance Officer and Secretary
- Alimera Sciences: Vice President, General Counsel, Chief Compliance Officer and Secretary
- CryoLife (now known as Artivion): Vice President, General Counsel and Chief Compliance Officer
- University of Chicago Law School: JD

4. Cindy Cetani
D C S

Chief Integrity and Compliance Officer

Skills and experience

- 35+ years
- Certification: Leadership Professional in Ethics and Compliance

Key previous roles

- Novartis Pharmaceuticals Corp.: Chief Compliance Officer and U.S. Country Compliance Head
- Novartis International AG: Head of Compliance Operations, Group Integrity & Compliance
- Pharmacia Corp.: Director of Operations, Managed Markets
- Prudential Healthcare: Manager, Advertising Compliance
- U.S. Life: Assistant Vice President, Commissions and Compensation

5. Jon Fogle
D C S

Chief Human Resources Officer

Skills and experience

- 25+ years
- Senior certified professional in human resources

Key previous roles

- Reckitt Benckiser Pharmaceuticals Inc.: Global Human Resources Director
- Reckitt Benckiser Pharmaceuticals Inc.: Human Resources Director for the U.S.
- Capmark Finance (formerly GMAC Commercial): SVP of Human Resources, North America

6. Christian Heidbreder
D C S M

Chief Scientific Officer

Skills and experience

- 30 years' leadership in neurosciences
- 450+ publications
- Affiliate Professor, Dept. of Pharmacology & Toxicology of the VCU School of Medicine
- Member of the National Advisory Council on Drug Abuse
- Member of the Helping to End Addiction Long-term (HEAL) Multi-Disciplinary Working Group

Key previous roles

- Reckitt Benckiser Pharmaceuticals Inc.: Global R&D Director
- Altria: Health Sciences
- GlaxoSmithKline: R&D Centre of Excellence for Drug Discovery in Psychiatry
- SmithKline Beecham: R&D Neuroscience
- Swiss Federal Institute of Technology (ETH): Biology
- National Institute on Drug Abuse: Intramural Research Program
- University of Louvain: Psychopharmacology

7. Kathryn Hudson
D C S M

Company Secretary

Skills and experience

- 20+ years of experience as a Company Secretary and Chartered Governance Professional
- Fellow of the Chartered Governance Institute

Key previous roles

- Kingfisher plc: Company Secretary
- Burberry Group plc: Deputy Company Secretary
- ICAP plc: Deputy Company Secretary

Other current appointments

None

8. Vishal Kalia
D C S

Chief Impact and Strategy Officer

Skills and experience

- 20+ years of global experience across multiple industries
- 10 + award-winning campaigns; initiated, launched and managed several multi-billion-dollar brands
- Masters degree in International Marketing Management

Key previous roles

- Indivior: Senior Vice President, U.S. Commercial Access
- Indivior: Business Unit Head, U.S. Addiction Sciences
- Indivior: U.S. Marketing and New Asset Commercialization Head
- Reckitt Benckiser: Regional Marketing Director, Turkey
- Reckitt Benckiser: Global Brand Director, NA, Europe

9. Richard Simkin
D C S M

Chief Commercial Officer

Skills and experience

- 20+ years

Key previous roles

- Reckitt Benckiser Pharmaceuticals Inc.: President, North America
- Reckitt Benckiser: General Manager Portugal
- Reckitt Benckiser: Marketing Director U.K. Healthcare
- Reckitt Benckiser: Two Global Category roles and a number of General Management positions

10. Hillel West
D C S

Chief Manufacturing and Supply Officer

Skills and experience

- 25+ years

Key previous roles

- Teva Pharmaceuticals: VP, Integration & Separation Management
- Teva Pharmaceuticals: Exec. Director, Head of Specialty Medicines Supply Chain
- Teva Pharmaceuticals: Exec. Director, Global Supply Chain and Operations Strategy
- PwC Consulting Europe: Head of Supply Chain Strategy, Emerging Markets
- PwC Consulting U.S.: Senior Director, Supply Chain Transformation

Executive Committee membership key

- C Compliance Committee
- D SEC Disclosure Committee
- S Sustainability Committee
- M U.K. MAR Disclosure Committee

Corporate Governance

Board leadership and company purpose

Role of the Board

The primary role of the Board is to lead Indivior in a way that promotes its long-term sustainable success for the benefit of all its stakeholders, creating value for shareholders and contributing to wider society. The Board provides strategic leadership and oversight of the Group's operations, either directly or through the work of its principal Committees, within a framework of prudent and effective controls. It has ultimate responsibility for the supervision and monitoring of the Group's governance, principal risks and control framework. The Board is responsible for setting the long-term business strategy and establishing Indivior's purpose, vision and values, which together underpin the culture of the business.

The Board is responsible for ensuring there is a robust and transparent governance framework in place. This framework defines the responsibilities and accountabilities of Board members, both collectively and individually, as well as those of the principal Committees established by the Board to support its leadership and oversight role.

Chair
The Chair leads the Board and is responsible for ensuring its overall effectiveness. He works with the Chief Executive Officer and the Company Secretary to set the Board's agenda and ensure that all Directors receive timely and clear information. The Chair also works closely with the Senior Independent Director and the Non-Executive Directors. A part of each Board meeting is reserved for a private session of the Chair and the Non-Executive Directors.

Chief Executive Officer
The Chief Executive Officer has delegated responsibility from the Board for the day-to-day leadership of the business. He is supported in this role by the Executive Committee.

Chief Financial Officer
The Chief Financial Officer is responsible for overseeing financial-related activities including the development of financial strategies, financial reporting, audit and risk. He attends all Audit & Risk Committee meetings.

Senior Independent Director
The Senior Independent Director acts as a sounding board for the Chair and can be an intermediary for the other Directors and shareholders when required. She leads the other Non-Executive Directors in the annual performance evaluation of the Chair.

Non-Executive Directors
Through their broad range of skills and experience, the Non-Executive Directors bring judgment, oversight and constructive challenge to the Executive Directors, holding their performance to account against agreed performance objectives.

Company Secretary
The Company Secretary ensures that the Board receives appropriate and timely information and provides advice and support to the Chair, Board and senior management on regulatory and governance matters.

Principal Board Committees

Audit & Risk Committee (A)
Oversight of financial reporting, audit and risk.

Compliance, Ethics & Sustainability Committee (C)
Oversight of the Group's Global Integrity & Compliance Program and approach to ethical, responsible and sustainable conduct.

Nomination Committee (N)
Oversight of Board and Committee composition and succession planning.

Remuneration Committee (R)
Oversight of the link of reward to strategy.

Science Committee (S)
Oversight of R&D strategy and pipeline development.

Executive Committees

Executive Committee (E)
Comprises key functional leaders from the business and is chaired by the Chief Executive Officer.

Meets monthly and its purpose is to assist the Chief Executive Officer in discharging his duties and to have oversight of the implementation of the Group's strategic plan.

Biographical details of the members of the Executive Committee are on pages 80 to 81.

Compliance Committee (C)
Comprises all members of the Executive Committee and is chaired by the Chief Integrity & Compliance Officer. The meetings are attended by the independent Compliance Expert to the Board.

Meets monthly and is responsible for overseeing compliance with applicable laws and rules and regulations related to certain Indivior business operations. The Committee has oversight of Group's Global Integrity & Compliance Program.

SEC Disclosure Committee (D)
Comprises key functional leaders, including, but not limited to, representation from finance, investor relations and legal functions.

Meets as necessary and assists the Chief Executive Officer and the Chief Financial Officer in fulfilling their responsibility for oversight of the accuracy and timeliness of disclosures made by the Company to the U.S. Securities and Exchange Commission.

U.K. MAR Disclosure Committee (M)
Comprises the Chief Financial Officer, the Chief Commercial Officer, the Chief Legal Officer, the Chief Scientific Officer and the Company Secretary and is chaired by the Chief Financial Officer.

Meets as necessary and oversees disclosures in accordance with the U.K. Market Abuse Regulation and the U.K. FCA's Disclosure Guidance and Transparency Rules.

Sustainability Committee (E)
Comprises all members of the Executive Committee and is co-chaired by the Chief Impact and Strategy Officer and Chief Manufacturing & Supply Officer.

Meets quarterly and has responsibility for the development, implementation and monitoring of the Group's sustainability strategy.

Matters reserved for the Board

The Board has a schedule of matters specifically reserved for its decision-making and approval which is regularly reviewed. The key areas reserved to the Board include:

Purpose, values and culture	– Establish the Group's purpose, values and strategy and satisfy itself that these are aligned with the Group's culture.
	– Assess and monitor the Group's culture.
Strategy and risk assessment	– Determine the Group's overarching strategy.
	– Determine the nature and extent of the principal risks the Group is willing to take in order to achieve its long-term strategic objectives.
	– Carry out a robust assessment of the Group's principal and emerging risks and opportunities.
Operational and financial management	– Approval of annual budget and corporate plans.
	– Approval of the Company's dividend policy.
	– Approval of any increase in, or significant variation in, the terms of the borrowing facilities of the Group.
	– Approval of major capital projects, acquisitions or divestments.
	– Approval of capital expenditure projects outside the scope of the approved annual budgets and plans.
Financial reporting and internal controls	– Approval of annual, half-yearly and quarterly financial reports and the reports included therein.
	– Ensure the maintenance of a sound system of internal control and risk management.
Board composition and succession planning	– Review the structure, size and composition of the Board and its Committees.
	– Consider recommendations from the Nomination Committee regarding appointments to the Board and its Committees.
	– Consider reports from the Nomination Committee regarding Non-Executive and Executive succession plans and, within that context, the plans to support and further diversity.
Governance and compliance	– Undertake a formal and rigorous annual review of the Board's performance and that of its Committees and individual Directors.
	– Approval of Directors' conflicts of interest.
	– Oversee the Group's Global Integrity & Compliance Program.
Ethics & sustainability	– Review the Group's confidential reporting hotline facility (EthicsLine) and ensure that arrangements are in place for investigations and follow-up action.
Stakeholder engagement	– Establish an effective method for gathering the views of the Group's workforce and keep this mechanism under review.
	– Consider the interests of the Group's shareholders and other key stakeholders in its discussions and decision-making.

Compliance with the 2018 U.K. Corporate Governance Code

The 2018 U.K. Corporate Governance Code, published by the Financial Reporting Council (the "Code"), sets out the standards of good practice in relation to: board leadership and company purpose; division of responsibilities; composition, succession and evaluation; audit, risk and internal control; and remuneration. The Group has a comprehensive range of policies and procedures in place to ensure that it is well managed, with effective oversight and controls.

The Board is supportive of the standards set by the Code and is committed to high standards of corporate governance. This Governance Report describes how the Board has applied the Principles of the Code.

The Board is pleased to report that in 2023 it was in full compliance with the provisions of the Code.

Corporate Governance continued

Board and Committee attendance

Directors are expected to attend all Board meetings, except for in exceptional circumstances. The Board met six times during the year in accordance with its scheduled meeting calendar. Of these meetings, four were held in person (two in the U.S. and two in the U.K.) and two by video conference. In addition, the Board met a further seven times by video conference to consider other matters, including financial results and the Group's legacy antitrust multi-district litigation.

Board and Committee attendance 2023

	Independent	Date appointed to the Board	Board	Audit & Risk[1]	Nomination & Governance[2,3]	Compliance, Ethics & Sustainability[4]	Remuneration	Science[5]
Graham Hetherington	n/a	November 2019	13/13	–	5/5	1/1	5/5	–
Peter Bains	Yes	August 2019	11/13[10]	–	–	–	5/5	6/6
Mark Crossley	n/a	February 2017	13/13	–	–	–	–	–
Dr. Keith Humphreys[6]	Yes	November 2023	2/2	–	–	1/1	–	1/1
Jerome Lande	No	March 2021	12/13[10]	–	4/5	1/1	–	–
Jo Le Couilliard	Yes	March 2021	12/13[10]	7/7	–	–	5/5	–
Ryan Preblick	n/a	November 2020	13/13	–	–	–	–	–
Barbara Ryan[7]	Yes	June 2022	12/13[10]	7/7		–	1/1[7]	6/6
Mark Stejbach	Yes	March 2021	13/13	7/7	–	1/1	–	6/6
Juliet Thompson	Yes	March 2021	12/13[10]	7/7	4/5[11]	1/1		–
Retired Directors								
Dr. A. Thomas McLellan[8]	n/a	November 2014	11/13[10]	–	5/5	1/1	–	6/6
Lorna Parker[9]	n/a	November 2014	8/9[10]		5/5	–	4/4	–
Daniel J. Phelan[9]	n/a	November 2014	7/9[10]		5/5	–	4/4	–

1. On October 1, 2023, the Audit Committee was renamed the Audit & Risk Committee.
2. On October 1, 2023 the Nomination & Governance Committee was renamed the Compliance, Ethics & Sustainability Committee and its nomination-related responsibilities were transferred to a newly formed Nomination Committee.
3. A new Nomination Committee was formed on October 1, 2023. The Nomination Committee did not meet between October 1, 2023 and December 31, 2023.
4. From October 1, 2023 when the Nomination & Governance Committee was renamed the Compliance, Ethics & Sustainability Committee.
5. Until September 30, 2023 the Committee was called the Science & Policy Committee. On October 1, 2023, the Committee was renamed the Science Committee and policy matters became part of the Board's remit.
6. Dr. Keith Humphreys was appointed an Independent Non-Executive Director on November 9, 2023.
7. Barbara Ryan was appointed a member of the Remuneration Committee on October 1, 2023.
8. Dr. A. Thomas McLellan retired as a Non-Executive Director on February 29, 2024. Dr. McLellan was considered independent up to November 4, 2023 (when he reached the ninth anniversary of his appointment).
9. Lorna Parker and Daniel J. Phelan retired from the Board on September 30, 2023. They were considered independent throughout their tenures.
10. All Directors attended all scheduled Board meetings. Non-attendance relates to those Directors who were unable to attend ad-hoc Board meetings which were called at short notice. In these cases, Directors were given the opportunity to discuss the subject matter with the Chair ahead of the meetings and provide their feedback for consideration.
11. Juliet Thompson did not attend a Nomination & Governance Committee meeting held to consider the successor to Daniel J. Phelan as Senior Independent Director as she had an interest in the matter to be discussed.



Non-Executive Director independence[1]

14%
86%

- Independent
- Not independent

1. As at March 5, 2024 (excluding Chair)

Non-Executive Director tenure[1]

14%
86%

- Up to 3 years
- 3 to 6 years

Attendance

100%

- Attended all scheduled Board meetings in 2023

All directors, including the Chair and Executive Directors

Providing strategic leadership

Our four strategic priorities provide the backdrop against which every item of business is considered, and every decision is made, by the Board.



Our four strategic priorities for value creation:

1. Grow SUBLOCADE® >$1.5bn
2. Diversify Revenue
3. Build & Progress the Pipeline
4. Optimize Our Operating Model

2023 Annual strategy day

In September 2023, the Board held its annual strategy day. Ahead of this, the Chief Impact and Strategy Officer, who was appointed to the newly-created role in February 2023, had one-to-one briefings with the Chair and Non-Executive Directors to gather their inputs and feedback and to develop the agenda and content for the day.

1 Attendees

All Directors were in attendance for the strategy day discussions. Executive Committee members, other senior leaders and external speakers including a physician, corporate brokers, a sell-side analyst and advisors attended for parts of the session as appropriate. The external speakers provided their perspectives and gave their input on addressing patients' needs, external perceptions of Indivior and the evolution of the biopharma market.

2 What the Board considered

How Indivior is viewed in the market and impact of legacy legal issues on stock valuation, macro trends affecting the biopharma industry, a presentation on work undertaken by management to develop a deeper understanding of addiction and the complex challenges faced by SUD patients in seeking treatment and staying in recovery, and progress against strategic priorities.

3 Outcomes

The Board concluded that the four strategic priorities remain appropriate and have the potential to promote the long-term success of the Company. Continuing to drive towards our goal of SUBLOCADE net revenues of >$1.5bn remains a key priority and this will be supported by continuing to break down barriers to treatment and expanding access to treatment within the OHS environment, including the U.S. justice system. The need to focus on new pipeline projects that could provide material revenue contribution in the long term is critical to the Group's long-term success. Within the boundaries of the Group's key strategic priorities, it was agreed that management would explore the development of a more holistic approach to treating addiction towards recovery and this will be explored in greater depth in 2024.

Read more on our strategic priorities on page 21.

2023 Strategic highlights

Month	Highlight	Link to strategy
January	—	–
February	Completed 2nd $100m share repurchase program	4
March	Completed the purchase of Opiant Pharmaceuticals, Inc.	2, 3
April	—	–
May	U.S. FDA approval of OPVEE	3
June	Additional U.S. listing on Nasdaq Global Select Market	4
	Reached agreement with States and the District of Columbia in the Antitrust MDL	
July	Continued focus on growth of SUBLOCADE, resulting in increase to FY 2024 guidance	1
August	Reached agreement with end payors in the Antitrust MDL	4
	Executed agreement with C4X Discovery to take full ownership of INDV-2000	3
September	Approved changes to Board Committee structure	4
October	Reached agreement with direct purchasers in the Antitrust MDL	4
	Launched OPVEE	2
	Entered exclusive licensing agreement with Alar Pharmaceuticals to secure global rights to its portfolio in connection with ALA-1000	3
November	Completed the acquisition of a manufacturing facility	1
	Commencement of 3rd $100m share repurchase program	4
	Awarded contract by BARDA with a value of up to $110m	2, 3
December	–	–

Corporate Governance continued

Principal activities undertaken by the Board in 2023

The Directors consider that they met sufficiently frequently to enable them to discharge their duties effectively. Details of the principal matters discussed and decisions made during the year are shown in the following table. Consideration of all of the Group's stakeholders is an integral part of the Board's decision-making and is predicated on discussions held with stakeholders. Further information on the Group's engagement with stakeholders can be found in the Strategic Report on pages 26 to 32.

Matters considered	Board action
Purpose, values and culture	– The Board reviewed and discussed the results of the 2023 employee Culture Survey and noted the highest participation rates to date. The Chief Human Resources Officer attended the July Board meeting to provide insights from the survey. The results demonstrated how employees have embraced their ownership of culture. Further information can be found on page 88.
	– Daniel J. Phelan, the Non-Executive Director with responsibility for workforce engagement, provided feedback to the Board on the employee engagement event he led with members of the Culture and Inclusion Champions Network. This event was also attended by Jo Le Couilliard and Mark Stejbach as part of their induction as designated Non-Executive Directors for workforce engagement. Further information can be found on page 89.
Strategy and risk assessment	– The Board held a strategy day session in September 2023. Further information can be found on page 85.
	– The Board received regular updates on the acquisition and subsequent integration of the Opiant Pharmaceuticals business following its acquisition in March 2023. Further information can be found on page 18.
	– The Board received regular updates on the anticipated timetable for the U.S. FDA review of OPVEE, part of the acquired Opiant portfolio, and the plans for its commercialization and launch in the U.S. following its approval. Further information can be found on page 18.
	– The Board considered various business development opportunities to further build the pipeline in line with its strategic priorities; this included securing global rights to ALA-1000, potentially the first three-month long-acting injectable for OUD, and taking full ownership of INDV-2000, potentially a non-opioid treatment for OUD. Further information can be found on page 23.
	– The Board reviewed and monitored the preparedness for the additional U.S. listing, which became effective in June 2023. It reviewed and approved the legal and governance documentation needed to effect the listing including documents to be filed with the U.S. Securities & Exchange Commission, the appointment of a transfer agent, the termination of the ADS program and updates to the Group's share dealing code.
	– The Board approved the entry into mediation discussions and proposed settlements with the plaintiffs in the legacy antitrust multi-district litigation. Further information can be found on page 60.
	– The Board reviewed, with counsel, the Group's litigation and legal strategy.
	– The Board approved the acquisition of an aseptic manufacturing facility in Raleigh, North Carolina to secure long-term production and supply of SUBLOCADE and PERSERIS. This acquisition completed in November 2023. Further information can be found on page 20.
	– The Board undertook a robust assessment of the Company's emerging and principal risks. Further information can be found on page 93.
	Further information regarding the Group's approach to risk management, including the management of its principal and emerging risks, can be found on pages 64 to 73.
Financial and operational performance	– The Board received an update on the operational performance of the business at each scheduled meeting.
	– The Board received updates from the Chief Manufacturing & Supply Officer regarding the Group's supply chain, the processes in place to ensure continuous supply and plans to increase the supply of SUBLOCADE and PERSERIS in line with projected increases in demand.
	– The Board reviewed the Group's use of capital and approved the implementation of a further $100m share repurchase program, which commenced in November 2023. Further information can be found on page 55.
Financial reporting and internal controls	– The Board reviewed and approved the FY 2022 preliminary announcement, the 2023 Q1 results announcement, the 2023 half-year results announcement and the Q3 2023 results announcement.
	– On the recommendation of the Audit & Risk Committee, the Board agreed to recommend the re-appointment of PricewaterhouseCoopers LLP ("PwC") as the External Auditor.

Matters considered	Board action
Financial reporting and internal controls continued	– Supported by the Audit & Risk and Disclosure Committees, the Board reviewed the Annual Report and Accounts and concluded that, when taken as a whole, it is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's position, performance, business model and strategy. Please also refer to the Viability Statement on page 74 and the Statement of Directors' Responsibilities on pages 150 and 151 for further information.
	– Supported by the Audit & Risk Committee, a request was submitted to the U.K. Financial Reporting Council (FRC) for a two-year extension to PwC's audit engagement. The FRC approved the application which means that PwC will continue as the External Auditor until December 31, 2025. For more information see page 101.
	– All matters discussed by the Audit & Risk Committee were summarized to the Board for consideration or approval. Further information regarding the work of the Audit & Risk Committee, including any significant internal audit findings in 2023, can be found on pages 94 to 103.
Board composition and succession planning	– The Board approved the appointment of Dr. Keith Humphreys as an Independent Non-Executive Director in November 2023. Keith was also appointed as a member of the Compliance, Ethics & Sustainability Committee, Nomination Committee and Science Committee.
	– The Board approved changes to the structure of its Committees as well as changes to some of the Committees' membership. Further information on these changes can be found on page 76.
	– In all of the above cases, the matters were recommended to the Board by the Nomination Committee. All matters discussed by the Nomination Committee were summarized to the Board for consideration or approval. Further information regarding those items discussed can be found on pages 104 to 109.
Governance and compliance	– The Board, supported by the Nomination & Governance Committee (now the Compliance, Ethics & Sustainability Committee), reviewed the continued progress of the Group's Global Integrity & Compliance Program and approved the submission of the Annual Board of Directors' Resolution as required by the U.S. Department of Justice ("DOJ") Resolution Agreement.
	– The Board approved changes to the Group's Code of Conduct to support the evolution of social media activities.
Ethics and sustainability	– The Board received updates on Indivior's ESG and sustainability strategy and noted in particular the detailed work plan developed for 2023 which included initiatives against the E, S and G pillars as well as the program of direct engagement with investors and ESG ratings agencies to increase the understanding and accuracy of Indivior's risk management and positive social impact.
	– The Board received an ESG regulatory update from an external expert which considered the current regulatory landscape, ESG trends, industry expectations and how Indivior compares to its peers.
	– The Board, supported by the Nomination & Governance Committee (now the Compliance, Ethics & Sustainability Committee), reviewed and approved the Group's Modern Slavery Statement, a copy of which can be found on www.indivior.com.
	– The Board reviewed and approved the disclosures against the TCFD framework for inclusion in the 2022 Annual Report. Please refer to the Task Force on Climate-related Financial Disclosures within the Managing Indivior's Business Responsibly section on pages 47 to 51 for more information on activities during 2023.
Stakeholder engagement	– Mark Stejbach, Non-Executive Director, accompanied a Clinical Specialist for a day in the field visiting HCPs who treat patients with SUBLOCADE and provided feedback to the Board on his observations.
	– The Board took part in a Q&A session with a physician as part of gathering stakeholder insights at its annual strategy day.
	– The Chief Executive Officer and Chief Financial Officer provided an update on feedback from investors following each quarterly results announcement.
	– The Board was kept abreast of the views of shareholders during the year by management and presentations from the Group's brokers and sell-side analyst.
	– The Board agreed to extend its Relationship Agreement with Scopia Capital Management LP and extend Jerome Lande's tenure as a Non-Executive Director until December 31, 2024.

Corporate Governance continued



Our culture

It is critical to Indivior's strategy and long-term success that there is a culture and set of values that are widely understood and that guide the organization in everything it does and indeed the Group's culture is considered one of its key strengths. Our culture, driven by our Guiding Principles, puts our purpose into action. Our Guiding Principles shape our decision-making process and provide a blueprint for all our activities. We strive to cultivate a culture of integrity and commit to high standards of governance, while putting the needs of our patients front and center.

Our Guiding Principles

 **Focus on patient needs to drive decisions**

 **Seek the wisdom of the team**

 **Believe that people's actions are well intended**

 **Care enough to coach**

 **See it, own it, make it happen**

 **Demonstrate honesty and integrity at all times**

The Board has responsibility for assessing, embedding and monitoring the culture of the Group and ensuring that it is aligned with its policies and practices.

How the Board assesses and monitors culture

The Board recognizes that a thriving culture is an enabler for the delivery of our vision and strategic priorities. It assesses and monitors culture through the following:

In-depth review of annual Culture Survey

Each year the Group undertakes an externally-facilitated employee Culture Survey. The results of the 2023 Culture Survey were presented to the Board at its meeting in July 2023 by the Chief Human Resources Officer. This gave the Board an opportunity to take a deeper-dive assessment into culture. The Board was pleased with the excellent participation rate; of the 970 employees invited to participate, 896 (92%) completed the Survey. This was the highest completion rate since our first Culture Survey in 2015 and exceeded industry norms. The Survey measured employees' views on 22 essential behaviors and the results for each behavior were compared to our scores in prior years and those of a life sciences industry benchmark. For all 22 behaviors, the scores exceeded both those of previous years and the benchmark.

Review of cultural integration of acquired businesses

During the year, the Board received regular updates on the Opiant Pharmaceuticals business following its acquisition in March 2023, which included the cultural aspects of the integration.

The Board recognized the importance of ensuring that retained employees in the Opiant business received effective culture and compliance induction and training.

Engagement with our Culture and Inclusion Champions

During the year, Daniel J. Phelan, Jo Le Couilliard and Mark Stejbach, Non-Executive Directors, attended a session with members of the Culture and Inclusion Champions Network at our Richmond site. The outcomes from that event were discussed at the July 2023 Board meeting. For more information on this event see page 89.

The Board believes that Indivior's culture is thriving. However, notwithstanding the health of Indivior's culture, the Board recognizes that embedding and monitoring culture is an ongoing process if culture is to remain a key competitive advantage enabling Indivior to drive sustainable and strategic business growth.

Recognition of Indivior's culture

We were delighted to be awarded the "Great Place to Work" certification for the second time across all countries entered: Australia, Canada, France, Germany, Italy, Sweden, the U.K. and the U.S. As a bonus, this year our "Great Place to Work" scores have also qualified us to be named for the first time in the Fortune Best Workplaces in BioPharma 2023.

The "Great Place to Work" certification utilizes company culture as the global benchmark for measuring outstanding employee experience, including engagement, leadership, wellbeing and fairness. Please refer to the Strategic Report on page 38 for further information on this and other external workplace recognition.

We were also honored to be recognized by the Richmond Times-Dispatch as Top Workplace in the large company category as a result of our mission to help the stigmatized patient population.

Engaging with our stakeholders

As part of its decision-making processes, the Board considers the interests of shareholders, key stakeholders and wider society. Further information regarding the Board's stakeholder engagement activities can be found in the "Stakeholder Engagement" section set out on pages 26 to 32 of the Strategic Report and the "Managing Indivior's Business Responsibility" section on pages 35 to 51. Further information regarding the Board's activities during the year, including examples of how it considered the interests of stakeholders, is provided in the "Principal activities undertaken by the Board in 2023" section on pages 86 to 87.

Workforce engagement

As announced in February 2023, and in anticipation of Daniel J. Phelan's prospective retirement from the Board on September 30, 2023, Jo Le Couilliard and Mark Stejbach were appointed the designated Non-Executive Directors for workforce engagement with effect from October 1, 2023. Two Non-Executive Directors were appointed to this role as the Board wanted representation in both the U.S. and Rest of World region. Jo and Mark were chosen given their willingness and enthusiasm to take on the role.

Prior to his retirement, Dan led an employee engagement event in the Richmond office, where he met with members of the Culture and Inclusion Champions Network. The event was also attended by Jo Le Couilliard and Mark Stejbach as part of their induction. At the next Board meeting, Dan reported his findings – members of the Champions Network had engaged well and had reported that the wider workforce rated highly the Group's focus on Diversity & Inclusion, wellbeing and excellent benefits. There were, however, two areas of opportunity – enhancement of personal development (such as the expansion of the mentoring program) and the development of community programs.

The July 2023 Board meeting was held in the Richmond office which gave all Board members the opportunity to engage with a wide range of employees. An invitation to have lunch with the Board was extended to all employees on site that day which allowed the Non-Executive Directors to hear employees' views first-hand.

The Board also held a dinner with members of the Executive Committee and a number of their direct reports; this allowed the Board to get a sense of bench strength in the management tier below Executive Committee-level. Informal feedback was sought from attendees after the event and attendees reported that they felt energized and motivated by their contact with the Board.

Workforce policies and practices

The Board keeps workforce policies and practices under review to ensure they are consistent with the Group's values and support the long-term sustainable success of the Group. The Group's Code of Conduct ("Doing the Right Things Right") sets out standards expected of the workforce and how these standards align with the Group's culture and Guiding Principles.

During the year, the Chief Integrity & Compliance Officer updated the Board on the continued focus on the Group's Global Integrity & Compliance Program, including key program enhancements and compliance with the Resolution Agreement entered into with the U.S. Attorney's Office for the Western District of Virginia and the U.S. Department of Justice's Consumer Protection Branch in 2020 (the "Resolution Agreement"). Pursuant to the Resolution Agreement, members of the Group are subject to certain ongoing reporting and compliance requirements, including to the DOJ, FTC and HHS-OIG. Further information on the Resolution Agreement and the ongoing reporting and compliance requirements can be found in the "Commitment to Transparent Disclosure" section on page 33.

The Chief Integrity & Compliance Officer provided an overview of reports received via the confidential reporting hotline facility (EthicsLine), which provides a facility for members of the workforce to raise concerns in confidence and (where local regulations permit) anonymously.

In 2023, the Group evolved its "Speak Up Program" for the reporting and handling of potential concerns. As part of this evolution, workforce members are encouraged to present ideas, raise concerns and ask questions through a number of different channels: through their immediate supervisor, through the Integrity & Compliance, Human Resources or Legal functions or by using the EthicsLine confidential reporting facility. Managers and functions are responsible for maintaining an "open door" for workforce members who may need or want to reach out to them. This initiative has had a positive impact on reporting, including individuals self-reporting issues that have arisen.

The Compliance, Ethics & Sustainability Committee (formerly the Nomination & Governance Committee) routinely reviews reports received via the EthicsLine and monitors the case management and investigation process at each meeting. The Board has ultimate responsibility for the Group's confidential reporting facility and there is a process in place for promptly escalating significant reports. During the year, the Board reviewed a summary of the reports received through the confidential reporting facility and the arrangements in place for investigation and follow-up action.

Further information regarding the Group's Global Integrity & Compliance Program, including the 2023 program highlights, can be found in the "Managing Indivior's Business Responsibly" section on pages 35 to 51.

The Remuneration Committee is responsible for reviewing workforce remuneration and related policies and the alignment of incentives with culture. Further information regarding the Remuneration Committee's review in 2023 can be found on page 141.

Corporate Governance continued

Engagement with shareholders

The Board recognizes the importance of regular, effective and constructive communications with its shareholders.

The principal opportunity for shareholders to engage with the Board is at the AGM. The 2023 AGM was held in person at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN.

The AGM provides an opportunity for shareholders to put questions to the Board and to vote on the resolutions set out in the Notice of Meeting. All resolutions are voted on by way of poll, with one vote for each share held, which the Board considers a more democratic method of voting. The results of the poll were announced to the LSE and published on Indivior's website shortly after the end of the AGM.

Prior to the AGM, the Board receives and considers corporate governance and voting guidelines issued by the Company's major institutional shareholders, representative bodies and proxy advisory organizations.

The Group announces its financial results on a quarterly basis, and these were released to the LSE via an authorized Regulatory Information Service, and subsequently published on the Group's website. In addition, and following the additional U.S. listing, the results have also been furnished to the U.S. Securities and Exchange Commission. Results announcements were accompanied by a presentation for analysts and investors from the Chief Executive Officer, Chief Financial Officer and other executives; these were webcast live and archived on the Group's website. These presentations included dedicated question and answer sessions, where attendees were invited to ask questions.

The Chair seeks engagement with major shareholders when appropriate. During the year, this included engagement with Two Seas Capital LP, the Company's largest shareholder.

The Chair of the Remuneration Committee also engaged with shareholders during the year as part of the development of the proposed 2024 Remuneration Policy.

2024 Annual General Meeting

The 2024 AGM will be held at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN on May 9, 2024.

Division of responsibilities

Board balance and independence

There is a clear division of responsibilities between the leadership of the Board and the executive leadership of the business. The roles of Chair, Chief Executive Officer and Senior Independent Director are clearly separated and set out in writing. Their division of responsibilities, plus the matters reserved for the Board and the Terms of Reference for each principal Committee, ensure that no single individual can have unfettered powers of decision-making.

At December 31, 2023, the Board comprised the Chair, two Executive Directors and eight Non-Executive Directors.

The Board considers the independence of its Non-Executive Directors annually, based on the criteria in the Code and following consideration by the Nomination Committee. The Board considers that all current Non-Executive Directors, with the exception of Jerome Lande, are independent. Jerome is not considered to be independent as he is a partner of Scopia Capital Management LP ("Scopia"), a significant shareholder of the Company. There is a Relationship Agreement in place between the Company and Scopia to manage any conflicts of interest that arise from Jerome's connection with Scopia. This Agreement was amended during the year, as part of which, Jerome's tenure was extended for a further year to December 31, 2024. More information on the Relationship Agreement can be found on page 148.

During the period from November 4, 2023, when he reached the end of his third three-year term, up to his retirement from the Board on February 29, 2024, the Board considered that Dr. Tom McLellan was not independent.

Graham Hetherington, the Chair of the Board, was considered to be independent upon his appointment as a Non-Executive Director in November 2019 and remained independent upon his appointment as Chair of the Board in November 2020.

The Non-Executive Directors bring an external perspective to Board discussions. The Company has benefited from the broad range of skills and experience that the Non-Executive Directors provide from different businesses and fields, including the pharmaceutical, financial and research sectors.

They offer specialist advice, constructive challenge and strategic guidance to the Executive Directors as well as holding them to account.

Throughout the year the Non-Executive Directors helped to shape the Group's strategy, scrutinized the performance of management, agreed goals and objectives and monitored the Group's risk profile and reporting of performance.

Board processes and the role of the Company Secretary

The Company Secretary ensures that the Board receives appropriate and timely information and provides advice and support to the Chair, Board and senior management on regulatory and governance matters. All Directors have access to the Board portal, which is used to distribute Board and Committee materials and governance resources.

Board meetings are scheduled well in advance. Where it is necessary to call meetings at short notice, efforts are made to find suitable times when all Directors can attend. Where this is not possible, Directors are provided with briefing materials and can discuss any agenda item with the Chair, Chief Executive Officer or relevant Committee Chair. In addition, updates and analysts' notes are uploaded to the Board portal to ensure that Directors are kept apprised of developments. All Directors have direct access to the advice and services of the Company Secretary. Directors may also obtain independent professional advice as required at the Company's expense.

Time commitment

The letters of appointment for the Chair and Non-Executive Directors state the expected time commitment to fulfill their roles. The Chair and Non-Executive Directors are expected to set aside sufficient time to prepare for meetings. The Board is satisfied that all Directors continue to devote sufficient time to discharge their duties effectively.

Composition, succession and evaluation

Appointment and reappointment of Directors

There is a formal, rigorous and transparent procedure for the appointment of new Directors. The process for new appointments is led by the Nomination Committee, which makes recommendations to the Board.

In accordance with Provision 18 of the Code, all Directors will stand for reappointment at the 2024 AGM. The 2024 Notice of AGM includes a biography for each Director setting out the skills they bring to the Board and why their contribution is, and continues to be, important to the long-term success of the Group.



Board induction and training

New Directors receive a comprehensive, tailored induction program, which takes into account their background, skills and their position on the Board and Committees. The Company Secretary facilitates the induction of Directors and monitors ongoing training needs for the Board. Where an existing Director takes on new responsibilities, they receive additional training relevant to their new role.

Board induction of Dr. Keith Humphreys

Dr. Keith Humphreys was appointed as an Independent Non-Executive Director in November 2023. His induction program contained a number of core elements, including:

Induction pack

A comprehensive induction pack was provided, containing key corporate documents, governance documents and copies of recent press releases and analysts' notes.

Business induction

Meetings were scheduled with members of the Executive Committee and key employees to provide an understanding of the Group's financial, R&D and commercial operations.

Corporate governance

Keith attended a Corporate Governance induction session, which was delivered by external counsel and covered the role, duties and responsibilities of a director and U.K. and U.S. legislative and regulatory matters.

Integrity & compliance

Keith completed compliance training modules relating to Indivior's Code of Conduct, CIA and DOJ Compliance Measures.

Legal induction

The Chief Legal Officer provided an overview of the key litigation matters impacting the Group.

Corporate Governance continued

Further information regarding the process for the appointment of the Chair, Executive and Non-Executive Directors can be found in the Nomination Committee Report on page 108.

Succession planning and diversity

The Nomination Committee is responsible for developing and overseeing the succession plans for the Board and senior management and, as part of this review, takes consideration of the length of service of each Director. The Committee also considers the skills and experience of each of the Directors and maintains a skills matrix. Appointments and succession plans are based on merit and objective criteria and, within this context, are intended to support and further diversity.

Further information regarding the review of succession planning, diversity and inclusion in 2023 can be found in the Nomination Committee Report on pages 106 to 109.

Board Committees

A key finding of our 2022 Board and Committee performance review was that, given the expected reduction in size of the Board with the prospective retirement of Daniel J. Phelan and Lorna Parker in 2023, it would be timely and beneficial to re-evaluate the structure of the Board's Committees, their remit and composition. We acted upon this finding and, at our September 2023 meeting, approved the following changes which took effect on October 1, 2023:

– The Nomination & Governance Committee was renamed the Compliance, Ethics & Sustainability Committee with responsibility for the oversight of the Group's Global Integrity & Compliance Program and approach to ethical, responsible and sustainable conduct. Mark Stejbach was appointed as an additional member and Chair of this Committee.

– The nomination-related responsibilities previously undertaken by the Nomination & Governance Committee were transferred to a new Nomination Committee which has oversight of Board and Committee composition and succession planning. This Committee comprises Graham Hetherington as Chair and all Non-Executive Directors.

– The Science & Policy Committee was renamed the Science Committee. This Committee has oversight of the Group's R&D strategy and pipeline development. Policy matters, which previously fell under this Committee's remit, are now part of the Board's remit. There were no changes to the membership of this Committee.

– The Audit Committee was renamed the Audit & Risk Committee to better reflect the role it plays in the oversight of internal control and risk management activities. There were no changes to the membership of this Committee.

– Barbara Ryan was appointed as an additional member of the Remuneration Committee.

We believe these changes better support our strategic priorities and ensure an appropriate distribution of workload to the Board Committees with the requisite skills and experience. Furthermore, they allow us to further target engagement on sustainability matters.

Membership of all the Board Committees can be found in the relevant Committee reports.

Board performance review

2023 performance review

The Board recognizes the benefits of undertaking a rigorous evaluation of its own performance and that of its Committees and individual Directors.

In 2023, the scope of the review included considering the performance of the Board, its Committees and individual Directors during the year. The objective was to conduct a comprehensive review of all aspects of Board and Committee effectiveness and to consider progress made during the year. The review was internally facilitated by the Chair, supported by the Company Secretary and Lintstock, an independent consultancy.

The review comprised an online survey, which was completed by each Director and the Company Secretary. The online survey focused on a number of key areas, including Board composition, stakeholder oversight, purpose and culture, Board dynamics, Board support, Board Committees, focus of meetings, strategic oversight, risk oversight, succession planning and people oversight and priorities for change. In addition, there was a survey for each of the Board Committees.

The responses to the survey were collated and reports for the Board and each of its Committees were prepared by Lintstock and distributed to all Directors. This was followed by individual meetings with the Chair and each Director.

The review reflected that the overall performance of the Board and its Committees was positively rated. The review highlighted a number of areas of focus and/or improvement, including:

– the importance of replacing the skill set of Dr. A. Thomas McLellan;

– adding additional R&D, pipeline development and addiction sciences experience;

– agreement that continuing to support the furtherance of diversity must remain a priority;

– bringing a wider range of external insights into the Boardroom, including the development of a broader understanding of key stakeholder groups including patients, suppliers and healthcare professionals;

– focusing the Board's agenda on core strategic issues and reducing duplication between the Board and its Committees; and

– resolving legacy litigation issues to create greater certainty for shareholders.

During the remainder of the year, the Board implemented the following actions in response to matters highlighted:

– Following an extensive search process, Dr. Keith Humphreys was appointed as an Independent Non-Executive Director in November 2023. Dr. Humphreys is one of the leading minds in the substance abuse space and his research addresses addictive disorders and translation of science into public policy. His appointment ensures that the Board continues to have input from a research and addiction sciences perspective. Dr. McLellan retired from the Board in February 2024 following a transition period.

– The Board remains committed to bringing diverse external insights into the Boardroom.

  • In September 2023, a U.S. physician attended a Board meeting to share her perspectives on treating patients suffering from SUDs.

  • In November 2023, Mark Stejbach shadowed a Clinical Specialist for a day in the field, visiting healthcare professionals. Mr Stejbach subsequently shared his feedback on the day with the Board.

  • In February 2024, a patient attended a Board meeting to share his perspectives of his journey from addiction to recovery.

– In response to an outcome from the 2022 Board and Committee review, considered and implemented significant changes to the structure of the Board's Committees (further information can be found on page 92).

– During the year, the Group settled the legacy antitrust multi-district litigation.

Audit, risk and internal control

The Board has ultimate responsibility for internal control and risk management systems and considers regular reviews, at least annually, carried out by the Audit & Risk Committee, which has responsibility for monitoring such systems.

Further information about the role and work of the Audit & Risk Committee is set out in the Audit & Risk Committee Report on pages 94 to 103.

Further information regarding the Group's approach to risk management, including the management of principal and emerging risks, can be found on pages 64 to 73.

Board accountability

The Board is responsible for the integrity of the Group's Annual Report and Accounts and recognizes its responsibility to present a fair, balanced and understandable assessment of the Group's position and prospects.

The Board has assessed, together with the Audit & Risk and Disclosure Committees, all information available in considering the overall drafting of the Group's Annual Report and Accounts and the process by which it was compiled and reviewed. In doing so, the Board ensured that adequate time was dedicated to the drafting process so that linkages and consistencies were worked through and tested. Drafts were reviewed by knowledgeable executives and senior management not directly involved in the year-end process.

The Board recognizes that this responsibility extends to interim and other inside information, information required to be presented in relation to statutory requests and reports to regulators. In relation to these requirements, reference is made to the Statement of Directors' Responsibilities for preparing the Annual Report and financial statements, set out on pages 150 and 151.

Remuneration

Further information about our approach to remuneration and the role and work of the Remuneration Committee is set out in the Directors' Remuneration Report on pages 117 to 144.

Audit & Risk Committee

At December 31, 2023, the membership of the Committee was as follows:

– Juliet Thompson (Chair)
– Jo Le Couilliard
– Barbara Ryan
– Mark Stejbach

> Details of attendance at Committee meetings can be found on **page 84**



On behalf of the Board, I am pleased to present the Audit & Risk Committee Report for the financial year ended December 31, 2023.

This report provides an insight into the activities undertaken by the Committee during the year and the key governance responsibility which the Committee continues to fulfill in ensuring the integrity of the Group's published financial information and the effectiveness of its risk management, controls, and related processes. This report should be read in conjunction with the separate section of compliance under the Code on page 83.

On October 1, 2023, the Audit Committee was renamed the Audit & Risk Committee to better reflect the role the Committee plays in the oversight of the Group's internal controls and risk management activities.

The Committee will continue to work closely with the Board to drive stakeholder value, to support the strategic ambitions of the Group and address the opportunities and challenges that 2024 will bring.

Juliet Thompson
Chair of the Audit & Risk Committee

Members and meetings

Throughout the year, Juliet Thompson and Jo Le Couilliard were both considered to have recent and relevant financial experience and competence in auditing and accounting. The Committee as a whole has financial and commercial competence relevant to the sector in which the Group operates, and each member of the Committee satisfies the relevant independence requirements of the Code. Further information on the skills, expertise, and experience of the Committee members can be found on pages 78 to 79.

The Committee, throughout the course of the year, invited the Chair of the Board, Chief Executive Officer, Chief Financial Officer, Senior Vice President-Group Controller, Vice President-Chief Audit Executive, Company Secretary, Chief Legal Officer, Vice President-Tax, External Audit Partners, and other representatives from management and the External Auditor to attend Committee meetings. The Deputy Company Secretary acts as the secretary to the Committee.

The Committee reserves the right to meet without any of these individuals present.

The Chair of the Committee reports to the Board, as a separate Board agenda item, on the activity of the Committee and matters of relevance. The Board has access to the Committee's papers and receives copies of the minutes of the Committee's meetings.

For part of each Committee meeting, the members meet separately with each of the Chief Financial Officer, Vice President-Chief Audit Executive, and the External Auditor. The Committee regularly meets privately without management present. The Committee has unrestricted access to Group documents, information, employees, and the External Auditor. The Committee may also take independent professional advice on any matters covered by its Terms of Reference at the Group's expense.

Role and responsibilities

The Committee has an extensive agenda focused on its responsibility to oversee and give assurance to the Board regarding the integrity of financial reporting, internal controls over financial reporting, risk management, and audit arrangements. In discharging this responsibility, the Committee, with the assistance of management and Indivior Audit Services (the Group's internal auditor), and interactions with the External Auditor, focused its attention in the following areas:

Financial oversight and reporting

– Monitoring the integrity of the Group's financial reporting, including all formal announcements relating to financial results and compliance with accounting standards.

– Informing the Board of the outcome of the Group's internal and external audits and explaining how they contribute to the integrity of financial reporting.

– Reviewing the Group's strategy for management of key financial risks and obtaining assurances that the Group has followed appropriate accounting policies and made appropriate estimates and judgments.

– Challenging, where necessary, the consistency of, and any changes to, accounting and treasury policies, the clarity and completeness of disclosures including exceptional items and other adjustments, any adjustments resulting from the external audit, the going concern assumption, the viability statement, and compliance with accounting standards.

– Reviewing the content of the quarterly, half-yearly, and annual financial results and advising the Board of the integrity of each. Further information is set out on page 96.

Narrative reporting

– Reviewing a draft copy of the Committee's Report for inclusion in the Annual Report and Accounts.

– Considering whether, taken as a whole, the Annual Report and Accounts is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model, and strategy.

– Reviewing and approving the going concern assumption and viability statement to be included in the Annual Report and Accounts.

Risk management

– Assisting the Board in relation to its robust assessment of the principal and emerging risks facing the Group and the prospects of the Group for the purposes of disclosures required in the Annual Report and Accounts and the interim financial statements issued across the year.

– Monitoring the Group's policies, procedures, and controls for preventing fraud, bribery and money laundering.

Internal controls

– Reviewing the effectiveness of the Group's internal controls over financial reporting, including the policies and overall processes for assessing financial control and effectiveness of corrective action taken by management. Further information is set out on page 97.

Internal audit

– Monitoring and reviewing the effectiveness of the Indivior Audit Services function in the context of the Group's overall governance, risks, and controls framework.

– Considering and reviewing the remit of the Indivior Audit Services function, ensuring it has adequate resources and access to all information necessary to enable the effective performance of the function. Further information can be found on page 100.

– Reviewing progress against the Indivior Audit Services plan along with any significant findings and the tracking of remedial actions.

External audit

– Overseeing the relationship between the Group and the External Auditor, advising the Board how the External Auditor has contributed to the integrity of the Group's financial reporting process, and reporting to the Board whether the audit contract should be put out to tender to comply with the mandatory tender requirements or otherwise. Further information is set out on pages 101 to 103.

– Reviewing and monitoring the External Auditor's objectivity and independence, agreeing the scope of their work, negotiating and approving fees paid for the external audit, overseeing the assessment of the effectiveness of the audit process, and agreeing the policy in relation to the provision of non-audit services.

The Committee's Terms of Reference are available to view on the Company's website at www.indivior.com.



Activities during the year

The Committee has an annual work plan linked to events in the Group's financial calendar including standing items the Committee considers, in addition to any specific matters requiring the Committee's attention. The Committee met a total of seven times during the year and considers that it met with sufficient frequency to enable it to discharge its duties effectively. Details of the principal matters discussed during the year are set out below.

Financial oversight and reporting

– The Chief Financial Officer provided an update on the financial performance of the business at each scheduled meeting, including market guidance where appropriate.

– Reviewed and recommended to the Board the quarterly, half-yearly, and annual financial results, including any recommended updates to market guidance.

– Matters relating to going concern, with supporting analysis, were reviewed throughout the year.

– Reviewed key accounting matters to ensure the Group followed appropriate accounting policies and made appropriate estimates and judgments.

– At scheduled Committee meetings, the Senior Vice President-Group Controller presented a treasury operations update, including the application of the Group Treasury Investment Policy. In November 2023, the Committee supported the Board in reviewing capital allocation priorities and recommending a further share repurchase program.

– Received a presentation from the Vice President-Tax regarding proposed updates to the annual tax strategy, which were approved by the Committee. A copy of the Group's tax strategy is available on the Group's website.

– Reviewed a preliminary draft of the 2024 financial plan.

– Received a presentation on U.S. Gross-to-Net margin analysis from the Vice President-U.S. Finance outlining the Group's approach, processes, estimates used, and judgments taken with respect to rebates and similar arrangements when determining the ultimate amount of net revenue to be recorded.

– Reviewed the draft Form 20-F Registration Statement prior to filing with the U.S. Securities and Exchange Commission ("SEC").

– Reviewed and approved updates to the Group's policies regarding Non-GAAP Measures and reviewed new malus and clawback requirements.

– The Committee met privately with the Chief Financial Officer following each scheduled meeting.

Narrative reporting

– Reviewed and approved a draft copy of the Committee's Report for inclusion in the Annual Report and Accounts. In addition, and supported by the U.K. MAR and SEC Disclosure Committees, considered whether, taken as a whole, the Annual Report and Accounts is fair, balanced, and understandable and provides the information necessary for shareholders to assess the Group's position and performance, business model, and strategy.

– Reviewed and approved the going concern assumption and viability statement to be included in the Annual Report and Accounts.

– Considered and approved management's assessment of the Group's prospects and longer-term viability. The viability statement can be found on pages 74 to 75.

Risk management

– Reviewed the Group's principal and emerging risks for inclusion in the Annual Report and Accounts and financial results announcements. Further information regarding the Group's principal risks can be found on pages 64 to 73.

– Reviewed the Group's Enterprise Risk Management ("ERM") program and process.

– Reviewed the Group's approach to cybersecurity and the threats posed to the Group and discussed the same with the Group's Chief Information & Innovation Officer and Senior Information Security Head.

– Reviewed climate-related risks as part of the Group's common risk assessment approach.

Internal controls

– Reviewed the effectiveness of the Group's risk management and internal control systems covering all material controls, including financial, operational, and compliance controls. The internal control systems were in place throughout the year under review and up to the date of approval of the Annual Report and Accounts.

Internal audit

– Agreed the Indivior Audit Services plan for 2023 and reviewed and approved the 2024 internal audit plan. Both plans factored key risks to the Group, including any potential impact of global events on the Group's strategic goals, with a particular focus on the additional processes and controls developed in readiness for compliance with the U.S. Sarbanes-Oxley Act ("SOX").

– Received presentations from the Vice President-Chief Audit Executive on progress and delivery against the Indivior Audit Services plan and results of Indivior Audit Services activities, including significant findings and remediation plans (where necessary).

– Reviewed the effectiveness of the Indivior Audit Services function, including the annual quality assessment, which was externally facilitated.

– The Committee met privately with the Vice President-Chief Audit Executive following each scheduled meeting.

External audit

– Agreed the External Auditor engagement and audit fee for 2023 as well as the external audit plan for 2023.

– Considered accounting and audit matters from the External Auditor's reports issued throughout the year.

– Reviewed the independence of the External Auditor and approved the provision of non-audit services by the External Auditor pursuant to the Group's policy on non-audit fees.

– The annual quality assessment of the External Auditor was undertaken and reviewed by the Committee (see page 101).

– Oversaw management's audit tender process for the 2024 year-end audit. Further information regarding the audit tender process can be found on page 103.

– Recommended to the Board the reappointment of PwC as the External Auditor.

– The Committee regularly meets privately with the External Auditor without management present.

Other matters

– Received an update from the Group's Chief Integrity & Compliance Officer on the work of the Group's Integrity & Compliance function, including the Speak Up program.

– Recommended to the Board a further share repurchase program, which was implemented in November 2023 and is expected to be completed no later than August 30, 2024.

– Reviewed the Group's insurance program and made various recommendations regarding the 2023/24 renewal planning process.

– Reviewed the Directors' & Officers' Insurance program for the Group and recommended an expansion of coverage concurrent with the additional U.S. listing.

– The Committee had oversight of ongoing work related to the additional U.S. listing, including preparations for compliance with SOX and ensuring that reports and information received were developed to reflect the move towards additional governance requirements.

The Terms of Reference for the Committee were reviewed and amendments were approved by the Board.

Matters relating to Climate-related Financial Disclosures are detailed on pages 47 to 51.

Audit & Risk Committee continued

Significant judgments

In preparation for each meeting, management produced briefing papers on significant matters for review and discussion by the Committee. Management are invited to attend Committee meetings to respond to Committee inquiries. The following areas of focus in relation to the Group's Annual Report and Accounts and other judgmental accounting areas were considered and discussed with both management and the External Auditor:

Going concern

– The Group regularly prepares an assessment detailing available resources to support the going concern assumption and the long-term viability statement. These assessments also consider ongoing compliance requirements with respect to the Corporate Integrity Agreement and provisions relating to litigation and IP-related claims and other legal settlements, including the DOJ. These assessments underpin management's analysis of the sufficiency and adequacy of future funding requirements, detailing sufficiency of the Group's liquidity over possible near-term trading and litigation outcomes.

– Cash outflows both during and after the going concern period (until June 2025) under different forecasting scenarios were assessed by the Committee. To assist, management provided detailed financial planning analyses detailing sufficiency of the Group's liquidity over possible near-term trading and litigation outcomes and payments under agreed settlements. Against this background, the Committee considered the Group's flexibility to deploy cash back into the business and return cash to shareholders through the share repurchase program.

– The Committee assessed the going concern and viability assessment period, the current trends and net revenue forecasts for the Group's business worldwide including reasonably possible downside scenarios for SUBLOCADE and SUBOXONE film.

– The Committee continued to review and challenge management regarding accounting processes to support management's litigation strategy, including changes to the strategy adopted, such as entering into a settlement agreement in respect of multi-district antitrust claims, and to ensure the accounting is consistent with the adopted strategy.

– The Committee was supportive of management's decision to recognize a material uncertainty in the second quarter of 2023 related to the outcome of the multi-district antitrust cases. The Committee agreed that entering into the settlement agreement with the remaining plaintiffs in the multi-district antitrust cases in the third quarter of 2023 resolved the material uncertainty.

– The Committee approved the disclosures in relation to both the going concern and viability assessment and recommended to the Board the preparation of the financial statements under the going concern basis.

Viability statement

– Following on from the going concern assessment, the Committee assessed the prospects and challenges facing the Group. The Committee considered scenarios that could impact future financial projections and the ability of the Group to remain viable.

– The Committee discussed with management the dependencies on which the viability statement was reliant, which included, amongst other items, the future growth of SUBLOCADE and PERSERIS, payment of existing liabilities and debts as they come due, the Group's overall legal strategy associated with remaining litigation matters and expectations for the Group's base business.

– The Committee reviewed management's business plan including net revenue and cash flow forecasts and the possible use of cash reserves during the viability period.

– The Committee probed management's business strategy and judgment regarding the execution and continued annual net revenue growth for SUBLOCADE, management of litigation risk, the building and progression of a new product pipeline, and the diversification of net revenue through product offerings, including PERSERIS and OPVEE, and Rest of World geographic growth outside the U.S. These financial risks and operational considerations were considered by the Committee the most immediate and significant considerations in delivering the Group's strategic priorities and remaining viable.

– The Committee discussed the appropriate timeframe applicable for the Group over which to make the viability statement. The Committee agreed that a four-year period remains an appropriate timeframe over which to make the viability statement. While the Committee has no reason to believe that the Group will not be viable over a longer period, a four-year period allows the Directors to make a viability statement with reasonable confidence while providing shareholders with an appropriate longer-term outlook.

– Based on the Committee's assessment of the Group's prospects, management's approach to the challenges facing the business, including appropriate and detailed financial disclosures in the Annual Report and Accounts referencing possible scenarios that could impact the Group's viability during the assessment period, the Committee agreed there was a reasonable expectation that the Group will be able to continue to operate and meet its liabilities as they fall due over the next four years. Further information on the Group's principal risks, including the viability statement, are detailed on pages 64 to 75.

Critical accounting judgments and disclosures, and key sources of estimation

When applying the Group's accounting policies, management must make a number of key judgments on the application of applicable accounting standards, estimates, and assumptions. These judgments and estimates are based on relevant factors.

The Committee considered and challenged management on key judgments and sources of estimation covering a number of areas underlying the Group's financial statements and results. The Committee discussed the uncertainty and potential outcome of ongoing litigation matters the Group faced in order to support judgments taken by management regarding maintaining provisions and/or contingent liabilities, which represent the best estimate of potential outcome. The Committee considered management's conclusion related to the resolution of a material uncertainty related to the outcome of the multi-district antitrust claims involving the Group, which was recognized earlier in the year.

Accruals for returns, discounts, incentives, and rebates were also discussed with the Committee. Further information can be found in Note 22 to the Group financial statements.

Management's growth forecasts for both SUBLOCADE and PERSERIS were also considered by the Committee in conjunction with the cash flows utilized for going concern, viability, and inventory and other asset impairment and recoverability judgments. The Committee considered the judgments and estimates management used in their impairment assessment in respect of products in development and intangibles acquired during the year, specifically related to the Opiant acquisition.

Given that certain matters disclosed in the Annual Report and Accounts are highly judgmental, the Committee has reviewed management's assumptions and inputs into their analysis and development of the judgments, estimates, and disclosures and discussed the critical nature of each with both management and the External Auditor.

The Committee has satisfied itself that the Group's accounting policies and their application by management are appropriate. The Committee is also satisfied with both the appropriateness of analysis performed by management, including the judgments made and estimates used, and the related disclosures.

Fair, balanced and understandable assessment

At the request of the Board, the Committee assessed whether the content of the 2023 Annual Report and Accounts, full-year results announcement, and the full-year results presentation were, taken as a whole, fair, balanced, and understandable.

In its assessment, consideration was given to whether key information and messaging were included consistently across the announcement, results presentation, and Annual Report and Accounts. Drafts of the Annual Report and Accounts were received by the relevant Board and Committee members during the drafting process in sufficient time to allow for challenge to the disclosures. Management also reported describing the approach taken in the preparation of the Annual Report and Accounts and highlighting the key messages and information.

The Committee advised the Board it was satisfied that, taken as a whole, the Annual Report and Accounts is fair, balanced, understandable and provides the information necessary for shareholders to assess the Group's position, performance, business model and strategy.

Global events, including the continuing Russian invasion of Ukraine and the Israel-Hamas conflict, among others, had the potential to cause a range of implications for risk management and corporate reporting during the year. Key risk factors and trends have been considered in the assessment of the Group's principal and emerging risks and uncertainties.

Monitoring the integrity of reported financial information

Ensuring the integrity of the financial statements and associated announcements is a fundamental responsibility of the Committee. During the year the Committee reviewed the Group's FY 2022 preliminary results announcement, the 2022 Annual Report and Accounts, the 2023 half-yearly and quarterly financial results. Further, as at the date of this report, the Committee also reviewed the FY 2023 preliminary results announcement, and this 2023 Annual Report and Accounts. In doing so, these reviews considered:

– the accounting principles, policies, and practices adopted in the Group's financial statements, any proposed changes to them, and the adequacy of their disclosure;

– the description of performance to ensure it was fair, balanced, and understandable;

– accounting matters or areas of complexity, the actions, estimates, and judgments of management in relation to financial reporting, and the assumptions underlying the going concern and viability statements;

– any significant adjustments to financial reporting identified by the External Auditor;

– cybersecurity threats posed to the overall operating effectiveness of controls;

– tax contingencies, compliance with statutory tax obligations, and the Group's tax strategy;

– litigation and contingent liabilities affecting the Group;

– treasury policies; and

– long-term funding options.

Internal Audit

Indivior Audit Services, which reports functionally to the Committee, provides assurance and advisory services to senior management and the Board primarily on the Group's governance, risks, and controls, in line with an agreed audit plan.

Indivior Audit Services, led by the Vice President-Chief Audit Executive, is composed of appropriately qualified and experienced professionals. The Committee recognized that throughout the year the Indivior Audit Services function had the necessary blend of skills, experience, and quality of leadership to understand all aspects of the Group worldwide. Third parties may be engaged to support audit engagements as appropriate.

The Vice President-Chief Audit Executive has direct access to and regular meetings with the Committee Chair and prepares reports for Committee meetings on key activities and significant observations, together with the status of management's implementation of audit remediations. The Committee has unrestricted access to all of Indivior Audit Services' reports.

During the year, the Committee monitored progress with the audit plan and approved changes to the plan. Indivior Audit Services and management work closely together to deliver the audit plan and develop actions to remediate audit observations.

The Committee noted Indivior Audit Services' continued contributions in supporting and delivering value to the Group and the Committee during the year, including in the implementation and assessment of the Group's SOX control framework. The Committee was satisfied with Indivior Audit Services' organization and structure and the quality, experience, and expertise of the function and concluded it was effective throughout the year and remained appropriate for the requirements of the Group.

Internal control over financial reporting and risk management

The Committee acknowledges its duty to assist the Board to fulfill its responsibilities for the Group's risk management and internal control systems, including the adequacy and effectiveness of the control environment, internal control over financial reporting, and the Group's compliance with the Code.

During the year, all business areas prepared annual operating plans and budgets. These are regularly reviewed and updated as necessary. Performance against budget is monitored centrally and is discussed at Committee and Board meetings. The cash position of the Group is monitored daily by the treasury function.

Clear policy guidelines are in place for capital expenditure and investment decisions. These include budget preparation, appraisal, and review procedures and delegated authority levels.

Effective controls ensure the Group's exposure to avoidable risk is minimized, and the Committee is cognizant of the material controls within the Group, including, among other things, that proper accounting records are maintained, financial information used within all business areas is reliable and up-to-date, and the financial reporting processes comply with relevant regulatory reporting requirements.

Internal control systems are in place in relation to the Group's financial reporting processes for preparation of consolidated accounts. Accordingly, the Committee confirms that there is a process for identifying, evaluating, and managing the risks faced by the Group and the operational effectiveness and monitoring of related controls, all of which have been in place for the year under review and up to the date of approval of the Annual Report and Accounts. The Committee also confirms that it has regularly monitored the effectiveness of risk management and internal control.

This encompasses policies and procedures that relate to the maintenance of records, which accurately and fairly reflect transactions, provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements, require representatives of the Group to certify that their reported information gives a true and fair view of the state of affairs of the business and its results for the period, and review and reconcile reported data. The Senior Vice President-Group Controller regularly updates the Committee on the Group's internal control over financial reporting.

The Committee, having regard to the above referenced controls coupled with support from Indivior Audit Services, is of the view that the Group has an effective system of internal control. The additional U.S. listing exposes the Group's internal control environment to an enhanced audit regime in future years. The Committee is cognizant of the increasing level of detail in documenting control procedures, in particular relating to the definition and precision of certain controls, including entity level controls, management review procedures, and oversight of external specialists. The Committee will continue to monitor sufficiency of the control environment to meet regulatory requirements.

Control processes are designed to manage, rather than eliminate, the risk of assets being unprotected and guard against their unauthorized use, culminating in the failure to achieve business objectives. Internal controls provide reasonable and not total assurance against material misstatement or loss.

The Group's Enterprise Risk Management process is designed to identify, assess, manage, report, and monitor risks and opportunities that may impact the achievement of the Group's strategy, objectives, and future success. This includes adjusting the risk profile in line with the Group's risk tolerances to respond to new threats and opportunities.

To fulfill its duties, the Committee reviewed:

– medium- and longer-term strategic plans, reports on key operational issues, tax, treasury, risk management, and Indivior Audit Services reports;

– presentations from the Chief Information & Innovation Officer outlining the Group's approach to IT and cybersecurity;

– reports from Indivior Audit Services at each scheduled Committee meeting covering key audit areas and any deficiencies in the control environment covering internal financial control, operational, IT, and risk management;

– reports from management on the oversight and progress of ongoing work to ensure all aspects of financial reporting are compliant with the requirements of differing regulatory regimes; and

– the external auditor's reports to the Committee.

Accordingly, the Committee confirms its oversight of the process for identifying, evaluating and managing risks faced by the Group and the operational effectiveness of the appropriate controls, all of which have been in place throughout the year and up to the date of approval of the 2023 Annual Report and Accounts. The Committee considered whether any matter required disclosure as a significant failing or weakness in internal control during the year; no such matters were identified.

Misstatements

Throughout the year, management reported to the Committee that they were not aware of any material or immaterial misstatements made intentionally to achieve a particular result.

External auditor

PwC were appointed as the Group's external auditor on demerger in December 2014 and were last re-appointed by shareholders at the AGM in May 2023.

The U.K. External Audit team is led by Darryl Phillips (U.K. audit partner), who was appointed following the conclusion of the 2021 year-end audit. The U.S. External Audit team was led by James Connolly (U.S. audit partner) for the 2023 year-end. For the period beginning January 1, 2024, Alison Mount (U.S. audit partner) will take over the responsibilities of leading the U.S. External Audit team. Both the U.K. and U.S. External Audit teams interact on a regular basis to share ideas, utilize the work performed between each other where possible, and jointly communicate responses to any key matters.

The Committee oversees the work undertaken by the external auditor and is responsible for the development, implementation and monitoring of policies and procedures on the use of the external auditor for non-audit services in accordance with professional and regulatory requirements. These policies are reviewed to ensure the Group benefits, in a cost-effective manner, from the cumulative knowledge and experience of the external auditor while ensuring the external auditor maintains the necessary degree of objectivity and independence.

The Committee considers the objectivity and independence of the external auditor at least twice a year. It receives reports from the external auditor on its internal quality controls and independence rules and considers carefully the extent of non-audit services provided. Accordingly, the Committee is of the view that the external auditor was objective and independent throughout 2023.

During the year, the Committee continued to meet with the external auditor following Committee meetings, without members of management being present, and reviewed key issues within their scope of interest and responsibility. Such meetings provided a forum for open dialogue and feedback.

External auditor effectiveness

On behalf of the Board, the Committee is responsible for assessing the effectiveness of the audit process. This process was in place throughout the year and post year-end up to and including the date of approval of the Annual Report and Accounts.

In fulfilling its responsibilities in assessing the effectiveness of the external auditor, the Committee reviewed:

– the fulfillment by the external auditor of the agreed audit plan and variations from it;

– reports highlighting the significant risks and key judgments that arose during the audit and their resolution;

– a report from the external auditor at each Committee meeting; and

– fees charged for execution of the external audit.

The Committee also monitors audit effectiveness by reviewing the Audit Quality Implementation reports published by the United Kingdom Financial Reporting Council ("FRC"), with particular reference to the FRC 2022/23 Audit Quality Inspection and Supervision report into the largest U.K. audit firms, published in July 2023. The Committee is also aware of, acknowledges, and seeks to implement the FRC Audit Committees and the External Audit: Minimum Standard, published May 2023 ("Minimum Standard").

As in previous years, the Committee received feedback from key internal stakeholders in assessing the effectiveness of the external auditor. This assessment was undertaken by Lintstock, an independent evaluation consultancy, on the quality of the external auditor's communication, delivery, and interaction with key internal stakeholders and included work undertaken by the external auditor in relation to the additional U.S. listing.

Audit & Risk Committee continued

The results were discussed with the Committee and the External Auditor at the Committee meeting held in February 2024. The Committee concluded that the overall working relationship with the External Auditor was effective and that the audit had been undertaken in an independent, constructive, and professional manner with appropriate challenge.

To fulfill its responsibilities for oversight of the external audit process, the Committee reviewed:

– the terms, remuneration, areas of responsibility, associated duties, and scope of the audit as set out in the engagement letter with the External Auditor;

– the Minimum Standard to ensure there was nothing of note therein that differs from how the Committee operates;

– the overall audit plan and fee proposal;

– key accounting and audit judgments and how the External Auditor applied constructive challenge and professional skepticism when dealing with management;

– recommendations made by the External Auditor to the Committee and the adequacy of management's response;

– recent and historical performance of the External Auditor in relation to the Group's audits including the quality and probity of communication with the Committee;

– the depth of understanding of the Group's business, operations and systems, and accounting policies and practices; and

– the demonstration of professional integrity and objectivity to rotate and select other key engagement partners at least every five years or as otherwise required by applicable law or regulation.

During the year, the External Auditor challenged management's judgments and assertions regarding:

– contingent liabilities and the value of the provisions recognized in respect of the outstanding litigation matters and the conclusions around the recognition and resolution of a material uncertainty during the year;

– U.S. sales rebate adjustments and accruals; and

– focus on management's forecasts used to support going concern, asset recognition, and recoverability of assets.

The Committee continues to review annually the appointment of the External Auditor, taking into account the External Auditor's effectiveness, independence, and Audit Partner rotation, and makes a recommendation to the Board accordingly.

Any decision to open the external audit to tender would be taken on the recommendation of the Committee. To date, there are no contractual obligations that restrict the Group's current choice of External Auditor. PwC has completed their tenth year as External Auditor to the Company. Further information on the audit tender process carried out during the year can be found on page 103.

Further details of the responsibilities of the Committee regarding the engagement of the External Auditor and the supply of non-audit services can be found in the Committee's Terms of Reference, which are available on the Group's website.

External Auditor independence

Indivior has a formal policy in place to safeguard the independence of the External Auditor. The Committee and the Chief Financial Officer keep the independence of the External Auditor under review, and during the year the Committee formally reviewed the independence of the External Auditor and believes it remained independent throughout the year. Separately, the External Auditor has reported to the Committee confirming its independence throughout the year within the meaning of the regulations on this matter and in accordance with its professional standards.

To fulfill its responsibilities to ensure the independence of the External Auditor, the Committee reviewed:

– a report from the External Auditor describing arrangements to identify, report, and manage any conflict of interest, and policies and procedures for maintaining independence and monitoring compliance with relevant requirements; and

– the extent of non-audit services provided by the External Auditor.

The Committee has reviewed the nature and level of non-audit services undertaken by the External Auditor during the year to satisfy itself that there is no effect on their independence.

Non-audit services

The Committee and the Board place great emphasis on the objectivity of the Group's External Auditor in reporting to shareholders. The Group's policy relating to the Provision of Non-Audit Services recognizes the criticality of the objectivity and independence of the External Auditor and the need to ensure independence is not impaired by the provision of non-audit services.

The Committee, in keeping under review the nature and level of non-audit services undertaken by the External Auditor, recognizes it may be more beneficial for the External Auditor to provide certain services because of its existing knowledge of the business or because the information required is a by-product of the audit process. In these circumstances, the External Auditor is permitted to provide certain non-audit services where these are not, and are not perceived to be, in conflict with its independence.

The Committee considers non-audit services when it is in the best interests of the Group to do so, provided they can be undertaken without jeopardizing the independence of the External Auditor.

The Group's policy on non-audit fees states that, on an annual basis, non-audit fees by the External Auditor must not exceed 70% of the average of the Group's external audit fees billed over the last three-year period. The Group's policy also requires Committee approval of all services prior to engagement of the External Auditor, except the Committee Chair may approve services costing less than $0.25m. The Chief Financial Officer may approve fees less than $0.05m for engagements that have already been pre-approved by the Committee.

Total fees charged by the External Auditor during the year were $6.0m (2022: $6.4m; 2021: $3.6m), comprising $5.2m (2022: $3.6m; 2021 $2.7m) for audit services and $0.8m (2022: $2.8m; 2021: $0.9m) for audit-related assurance services as set out in Note 4 to the Group financial statements. The ratio of non-audit fees for the year over the last three year's average audit fee is 27%.

In conclusion, taking into account the nature of the Group's Provision of Non-Audit Services Policy, the Committee was satisfied that the External Auditor was independent at all times during the year under review.

External Auditor reappointment and audit tender process

The Committee has recommended to the Board that PwC be proposed for reappointment by shareholders as the External Auditor at the AGM in May 2024. PwC has completed their tenth year as External Auditor to the Company. Pursuant to current regulatory provisions, the external audit contract would ordinarily be put out to tender at least every 10 years.

As noted in the 2022 Annual Report and Accounts, the Committee had determined that it was in the best interests of shareholders to undertake a competitive tender of external audit services for 2024. Management, with oversight by the Committee, sought to initiate a competitive tender process in 2023 for the 2024 year-end audit. Following engagement with six accounting firms, only one, the incumbent firm, submitted a proposal in response to the audit tender. The Committee was therefore unable to identify first and second choice candidates for appointment in respect of its 2024 audit.

Accordingly, the Group applied to the FRC for an extension of the audit engagement of the External Auditor for a further two years. The FRC approved the Group's application in August 2023, and the Group intends to carry out a tender process for the 2026 year-end audit. The Committee has concluded that a competitive tender for the 2026 year-end audit is in the best interests of the Company's shareholders as it will allow the Company sufficient time to solicit, review, respond to, and appoint the audit firm that will provide the highest-quality and most effective and efficient audit.

Compliance with the CMA Order

The Company continues to comply with the Statutory Audit Services for Large Companies Market Investigation (Mandatory Use of Competitive Tender Processes and Audit Committee Responsibilities) Order 2014 for the financial year under review.

Juliet Thompson
Chair of the Audit & Risk Committee

March 5, 2024

Nomination Committee


At December 31, 2023,
the membership of the Committee
was as follows:

– Graham Hetherington (Chair)

– Peter Bains

– Jo Le Couilliard

– Dr. Keith Humphreys

– Jerome Lande

– Dr. A. Thomas McLellan

– Barbara Ryan

– Mark Stejbach

– Juliet Thompson

▶ Details of attendance at Committee meetings can be found on **page 84**




On behalf of the Board, I am pleased to present the Nomination Committee Report for the financial year ended December 31, 2023.

During the year, the Committee played a key role in the search process for a successor to Dr. A. Thomas McLellan who reached the end of his nine-year term of office in November 2023. Given Tom's specific skill set and extensive background in addiction sciences, this was an important role to fill.

Following that search process, we were pleased to announce in November the appointment of Dr. Keith Humphreys with immediate effect. With over 30 years of experience in the field of clinical psychology and substance use disorders, Keith will be a tremendous asset as we continue to focus on our purpose of bringing science-based, life-transforming treatments to patients.

Also during the year, we made some important changes to our Board Committee structure to better align and support the Group's key strategic priorities.

As part of these changes, this Committee was formed on October 1, 2023, when it took over the nomination-related responsibilities of the Nomination & Governance Committee (which was renamed the Compliance, Ethics & Sustainability Committee).

This means that we now have a committee dedicated to nomination-related matters and whose membership comprises all the Non-Executive Directors and myself as Chair. We also now have a separate committee – the Compliance, Ethics & Sustainability Committee – dedicated to the oversight of the Group's Global Integrity & Compliance Program and approach to ethical, responsible and sustainable conduct.

This report provides an insight into the activities of both of these Committees during the year in so far as they related to nomination-related matters.

These, and the Committee's other activities during the year, are described more fully in this report.

Graham Hetherington
Chair of the Nomination Committee

Members and meetings

At the invitation of the Committee, the Chief Executive Officer, the Chief Human Resources Officer and the Company Secretary attended meetings of the Committee. The Company Secretary is secretary to the Committee.

The Chair of the Committee reports on the activities of the Committee at the following Board meeting, and copies of the minutes of Committee meetings are circulated to all Directors.

The Committee has delegated authority from the Board, which is set out in its Terms of Reference, and has authority to appoint search consultants and other advisors at its discretion.

Role and responsibilities

The principal role and responsibilities of the Committee include:

Board and Committee composition and performance

– Reviewing the structure, size, composition of the Board and its Committees. In doing so, the Committee has regard to the diversity of skills, knowledge, experience, expertise, gender, social and ethnic backgrounds, and cognitive and personal strengths of individual Board and Committee members.

– Reviewing the process for monitoring and evaluating the performance and effectiveness of the Board and its Committees.

Board and Committee appointments

– Overseeing the appointment process for Directors and making recommendations to the Board regarding appointments to the Board and its Committees.

Succession planning

– Overseeing succession plans for the Board, its Committees and for senior management positions, and ensuring that these support the development of a diverse pipeline for succession.

Conflicts of interest

– Reviewing and evaluating additional external appointments for the Directors of Indivior PLC and members of the Executive Committee and conflicts of interest notified by Directors, and making recommendations to the Board.

Corporate governance

– Keeping under review the Group's compliance with the 2018 U.K. Corporate Governance Code and related U.K. corporate governance regulatory requirements, and monitoring external corporate governance developments.

Director independence and conflicts of interest

Processes exist for actual or potential conflicts of interest to be reviewed and disclosed and to ensure Directors do not participate in any decisions where they may have a conflict or potential conflict.

External appointments

In accordance with Provision 15 of the 2018 Code, the Company's External Appointments Policy requires that the Directors of Indivior PLC receive approval from the Board prior to accepting an external appointment.

In reviewing an additional appointment, consideration will be given to the Director's existing commitments, the likely time commitment of the new role (having regard to "overboarding" guidelines) and if the appointment is likely to give rise to a conflict of interest.

Executive Directors may hold one non-executive appointment and members of the Executive Committee may hold one non-executive appointment subject to the approval of the Executive Committee. The Executive Directors do not hold any external directorships.

Nomination Committee continued

Activities during the year

During the year, the Committee considered, among other items, the following matters:

Succession planning

Non-Executive

– In anticipation of the retirement of Daniel J. Phelan on September 30, 2023, the Committee considered succession for the roles of Senior Independent Director, Chair of the Remuneration Committee and designated Non-Executive Director for workforce engagement. The Committee agreed that there were a number of potential candidates among serving Directors and therefore recommended to the Board that an external search was not necessary.

Members of the Committee met separately with internal candidates and provided their feedback on those meetings to the Committee. The Committee agreed to recommend the appointment of Juliet Thompson as Senior Independent Director, Jo Le Couilliard as Chair of the Remuneration Committee and Jo Le Couilliard and Mark Stejbach as the designated Non-Executive Directors for workforce engagement, all effective October 1, 2023.

– The Committee oversaw the search process for a new Non-Executive Director to replace the expertise of Dr A. Thomas McLellan who was due to reach the end of his nine-year term of office in November 2023. Given Tom's specific skill set and extensive background in addiction sciences, a global search process was activated in 2022 and this continued into 2023.

The Committee engaged Russell Reynolds, an external search consultancy, to assist with the search process. Russell Reynolds do not have any other connection with the Group or any individual Director.

Following the development of a diverse candidate list, a number of candidates met with Non-Executive Directors virtually. Following these meetings, two candidates were shortlisted and both met with the Chair, Chief Executive Officer, Chief Scientific Officer and Committee members. The Committee subsequently agreed to recommend to the Board the appointment of Dr. Keith Humphreys OBE, PhD as an Independent Non-Executive Director. Keith is one of the leading minds in the substance abuse space and his research addresses addictive disorders and translation of science into public policy.

– The Committee considered the re-appointment of Dr. Tom McLellan who was due to reach the end of his third three-year term in November 2023. Noting the benefits of Tom remaining on the Board to ease a smooth transition to his successor, the Committee recommended to the Board that he be re-appointed for a further one-year term. The Committee noted that, for the purpose of the 2018 U.K. Corporate Governance Code, Tom would no longer be considered independent once he reached the ninth anniversary of the date of his first appointment.

Board Committee structure and composition

– The Committee reviewed the existing Board Committee structure to ensure that it fully aligned and supported the Company's key strategic priorities. A number of opportunities were identified to better utilize the Committees' time, reduce duplication and refine the remit and focus of each Board Committee.

– The Committee also considered the membership of each Board Committee given the anticipated departures of Lorna Parker and Daniel J. Phelan in September 2023, and to ensure that the membership of each Board Committee supported any new structure.

The Committee recommended to the Board the following changes which were approved by the Board in September 2023 and implemented effective October 1, 2023:

  – The Nomination & Governance Committee was renamed the Compliance, Ethics & Sustainability Committee with responsibility for the oversight of the Group's Global Integrity & Compliance Program and approach to ethical, responsible and sustainable conduct. Mark Stejbach was appointed as an additional member and Chair of this Committee.

  – The nomination-related responsibilities undertaken by the Nomination & Governance Committee were transferred to a new Nomination Committee with oversight of Board and Committee composition and succession planning. All Non-Executive Directors were appointed to this Committee and Graham Hetherington was appointed as Chair.

  – The Science & Policy Committee was renamed the Science Committee. This Committee has oversight of the Group's R&D strategy and pipeline development. Policy matters, which previously fell under this Committee's remit, are now part of the Board's remit. There were no changes to the membership of this Committee.

  – The Audit Committee was renamed the Audit & Risk Committee to better reflect the role it plays in the oversight of internal control and risk management activities. There were no changes to the membership of this Committee.

  – Barbara Ryan was appointed as an additional member of the Remuneration Committee.

Executive succession

– The Committee received a presentation from the Chief Executive Officer and Chief Human Resources Officer on the talent assessment of members of the Executive Committee and the succession plans in place for each of them.

Corporate governance

The Committee was kept abreast of developments in corporate governance by the Company Secretary. In particular, the Committee:

– received an update on developments and publications on gender and ethnic diversity, including the recommendations and targets set by the Parker Review and the FTSE Women Leaders Review and the introduction of new U.K. Listing Rules requiring reporting against targets;

– reviewed the Group's diversity and inclusion policy and the diversity and inclusion statement for inclusion in the 2023 Annual Report and Accounts;

– reviewed the Terms of Reference of the Committee and the Compliance, Ethics & Sustainability Committee, in light of the Board Committee restructuring, and recommended them to the Board;

– reviewed the External Appointments Policy. This policy requires that all Directors of Indivior PLC receive approval from the Board and that Executive Committee members receive approval from the Nomination Committee prior to accepting an additional external appointment. The Committee determined that no changes to the Policy were required;

– considered the independence of the Non-Executive Directors and their other commitments and if these were likely to give rise to a potential conflict of interest. On the recommendation of the Committee, the Board confirmed that each of the Non-Executive Directors, with the exception of Jerome Lande (who is a representative of the Group's largest shareholder, Scopia Capital Management LP), remained independent;

– reviewed the Register of Directors' Conflicts of Interests; and

– reviewed and approved the Group's U.K. Modern Slavery Statement and recommended to the Board that it be approved and published on the Group's website (www.indivior.com).

Board and Committee effectiveness review

– In accordance with the Code, the Board undertook a review of the effectiveness of its performance and of its Committees and individual Directors during the year. The review was internally facilitated by the Chair, supported by the Company Secretary and Lintstock, an independent consultancy. Further information regarding the Board and Committee effectiveness review undertaken during the year can be found on page 92.

Approach to succession planning

When considering succession planning, the Committee takes a phased and orderly approach by regularly reviewing short-, medium- and long-term Board and Board Committee requirements. These activities take into account good practice guidelines addressing diversity, the various legal and regulatory requirements concerning Board composition, Board and Board Committee performance reviews and Indivior's strategic priorities and planned business developments. The aim is to support the development of a diverse pipeline of talented people to ensure the continuation of Indivior's success.

In 2020, in recognition of the fact that there had been a number of departures from the Board and that the majority of the remaining Non-Executive Directors would reach the end of their third three-year term in 2023, the Committee commenced a search for additional Non-Executive Directors. These appointments were of particular significance given the new appointees would likely ultimately assume the roles of Chair of the Audit & Risk and Remuneration Committees, and Senior Independent Director. By taking a long-term view of the Company's succession planning needs, the Committee was able to ensure that any risks associated with the departure of the majority of Non-Executive Directors could be carefully managed. Following the search, the appointment of additional Non-Executive Directors (Jo Le Couilliard, Mark Stejbach and Juliet Thompson) in 2021 immediately bolstered the Board at a time for significant strategic change for Indivior and also gave the new appointees time to successfully embed themselves well ahead of the impending Board departures in 2023.

When considering Executive Director succession, the Committee undertakes an annual review of Executive Committee members' performance, strengths and development opportunities and, where appropriate, considers their potential for succession to the Board.

Corporate Governance continued

The Committee also receives insights from external search firms on the external landscape, including the availability of potential candidates and the typical lead time from start of search to close.

At least annually, the Committee undertakes a review of Executive Committee direct reports and considers their potential for succession to the Executive Committee. Where employees are identified as potential successors, the Committee considers their readiness in the near and long term.

Directors of Indivior PLC



- 27%
- 73%

- ● Female
- ● Male

Executive Committee



- 27%
- 73%

- ● Female
- ● Male

Senior leadership



- 38%
- 62%

- ● Female
- ● Male

Appointments to the Board

There is a formal process in place for the recruitment of new Directors. This process will normally include the appointment of an external search consultancy to support the Committee in the development of a candidate specification, development of long and shortlists, conducting of screening interviews and taking up references. Candidate specifications are developed by reference to a skills matrix, which is regularly reviewed and updated by the Committee.

Prior to recommendation, there is an assessment of the proposed Director's existing commitments and a review is undertaken of any actual or potential conflicts. Following these steps, the Committee makes a recommendation to the Board regarding the appointment of the preferred candidate to the Board and relevant Committees.

Diversity & inclusion

Indivior's approach to diversity and inclusion is set out in our Code of Conduct and Diversity & Inclusion Policy, both of which are available on the Group's website (www.indivior. com). The Diversity & Inclusion Policy applies to all appointments and the Group's commitments are always considered, along with the recommendations and guidelines contained in the Parker Review, the FTSE Women Leaders Review and U.K. Listing Rule 9.8.6R(9) when the composition and performance of the Board and the Board's Committees are assessed and considered by the Committee.

The Policy commits Indivior to supporting and furthering diversity within the workforce through:

- targeted sourcing of people from diverse backgrounds and cultures;
- accelerated development of key talent within the organization; and
- an ongoing focus on creating an environment that allows all of our talented people to prosper.

The Board recognizes the advantages that are derived from diversity of membership through bringing different perspectives to ensure effective decision-making.

All Board and senior management appointments are based on merit and objective criteria, seeking to maintain and enhance the effectiveness of the Board and senior leadership.

The Committee endeavors to enhance the Board and Committees' overall effectiveness and, within this context, consider diversity of age, gender, social and ethnic backgrounds, sexual orientation, disability, education, profession and cognitive and personal strengths. Candidate long and shortlists for appointments are drawn from diverse sources and include a broad range of characteristics.

Where appropriate, the Committee engages external search firms to assist with Board appointments. Whenever an external search firm is used, the brief includes the development of a slate of candidates with a broad range of diverse characteristics.

The Committee has considered the recommendations of the Parker Review Report 2023 and is supportive of its aims of increasing equality of opportunity in business. The Committee believes that the Group's approach to furthering diversity and inclusion supports its ambitions and has determined that it will not set specific ethnicity targets for senior management.

Disclosures required by U.K. Listing Rule 9.8.6R(10)

The tables below set out the diversity data required to be disclosed in accordance with U.K. Listing Rule 9.8.6R(10):

Gender as at December 31, 2023:

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[1]	Percentage of executive management
Men	8	73%	3	8	73%
Women	3	27%	1	3	27%
Not specified / prefer not to say	–	–	–	–	–

Ethnic background as at December 31, 2023:

	Number of Board members	Percentage of the Board	Number of senior positions on the Board (CEO, CFO, SID and Chair)	Number in executive management[1]	Percentage of executive management[1]
White British or other White (including minority-White groups)	11	100%	4	8	73%
Mixed / Multiple Ethnic Groups	–	–	–	2	18%
Asian / Asian British	–	–	–	1	9%
Black / African / Caribbean / Black British	–	–	–	–	–
Other ethnic group, including Arab	–	–	–	–	–

1. In accordance with the U.K. Listing Rules definition, executive management comprises the Executive Committee. Details of Executive Committee membership as at the date of this report can be found on pages 80 to 81.

The above data was collected by each Board and Executive Committee member completing a questionnaire on a confidential and voluntary basis through which they self-reported their gender and ethnicity. In each case, the data was aligned to the definitions set out in the U.K. Listing Rules.

The Company has selected December 31, 2023 as its chosen reference date for the purpose of the above disclosures.

On February 29, 2024, Dr. A. Thomas McLellan retired from the Board which means that, as at the date of this Annual Report and Accounts, the Board comprises seven men (70%) and three women (30%).

As at December 31, 2023, the Company had met one of the three diversity targets set out in U.K. Listing Rule 9.8.6R(9). On October 1, 2023, Juliet Thompson was appointed as the Senior Independent Director which meets the target to have by a woman at least one senior level Board position held by a woman.

The remaining two targets not yet met by the Company are as follows:

- at least 40% of Board members are women; and
- at least one Board member is from a minority ethnic background.

Since January 1, 2021, there have been six appointments to the Board, of which three are women. As a result, gender diversity at Board level has increased from 13% to 30% as at the date of this Annual Report and Accounts.

In November 2023, and as part of the Board's succession plan announced in March 2021, Dr. Keith Humphreys was appointed to replace Dr. A. Thomas McLellan. Dr. Humphrey's appointment was the culmination of an extensive search process, which commenced in October 2022, to identify an individual with a very specific skill set and background in addiction sciences. Throughout the search process, the Committee was cognizant of ensuring

that the appointment was based on merit and objective criteria. Dr. Humphreys was selected due to his very significant experience in the substance abuse space and background in research into addictive disorders.

While the Company has made good progress toward meeting the targets set out in the U.K. Listing Rules, we recognize that there is more to do. As further vacancies arise, the furtherance of diversity and inclusion will remain a key area of focus for the Committee.

The Committee is committed to supporting and furthering diversity and inclusion throughout the organization, including at Board and senior management level, and this will remain a key pillar of our succession plans.

Graham Hetherington
Chair of the Nomination Committee

March 5, 2024

Compliance, Ethics & Sustainability Committee

At December 31, 2023, the membership of the Committee was as follows:

– Mark Stejbach (Chair)

– Graham Hetherington

– Jerome Lande

– Dr. A. Thomas McLellan

– Juliet Thompson

– Dr. Keith Humphreys

❯ Details of attendance at Committee meetings can be found on page 84



On behalf of the Board, I am pleased to present the Compliance, Ethics & Sustainability Committee Report for the financial year ended December 31, 2023.

During the year, we made some important changes to our Board Committee structure to better align and support the Group's key strategic priorities. As part of these changes, the Nomination & Governance Committee was renamed the Compliance, Ethics & Sustainability Committee.

This Committee retains the responsibility for oversight of the Group's Global Integrity & Compliance Program and, in addition, has taken on broader responsibility for oversight of the Group's approach to ethical, responsible and sustainable conduct. This includes responsibility for assessing effectiveness of the Group's Global Integrity & Compliance Program and oversight of the Group's Sustainability Framework, which includes the Group's climate change strategy.

This report covers the work undertaken by the Committee relating to compliance, ethics and sustainability matters undertaken during the year.

The nomination-related activities were transferred to a newly formed Nomination Committee and the nomination-related work undertaken during the year is contained within the Nomination Committee's Report.

I was honored to be asked to act as Chair of this Committee and to oversee this important work.

Mark Stejbach
Chair of the Compliance, Ethics & Sustainability Committee

Members and meetings

At the invitation of the Committee, the Chief Executive Officer, the Chief Legal Officer and the Company Secretary attended meetings of the Committee.

The Chief Integrity & Compliance Officer and Compliance Expert to the Board attend the relevant section of each Committee meeting that relates to integrity and compliance matters. For part of each meeting, the Committee meets privately with the Chief Integrity & Compliance Officer and the Compliance Expert to the Board and then also separately meets with the Compliance Expert to the Board only.

The Deputy Company Secretary is secretary to the Committee.

The Chair of the Committee reports on the activities of the Committee at the following Board meeting, and copies of the minutes of Committee meetings are circulated to all Directors.

The Committee has delegated authority from the Board, which is set out in its Terms of Reference.

Role and responsibilities

The principal role and responsibilities of the Committee include:

Integrity & Compliance

– Oversight of the Group's Global Integrity & Compliance Program which includes review of compliance program standards and resourcing levels and development and maintenance of internal systems and controls to support the Group's policies and procedures relating to compliance matters.

– Receiving regular reports from the Chief Integrity & Compliance Officer (on at least a quarterly basis) on corporate compliance matters.

– Receiving reports on the findings of internal investigations including management's response, and on any material inquiries received from regulators or governmental agencies.

Ethics & Sustainability

– Oversight of the development of the Group's Sustainability Framework and objectives and performance against those objectives.

– Review of the Group's performance against environmental goals and targets (including greenhouse gas emissions).

– Oversight of the development of the Group's climate change strategy and related policies and management systems, and the disclosure of climate-related information required by emissions reporting requirements and other related regulations.

– Review of sustainability and related environmental, social and governance disclosures (including disclosures recommended by the Task Force on Climate-related Financial Disclosures).

Activities during the year

During the year, the Committee considered, among other items, the following matters:

Integrity & Compliance

Ahead of each meeting, the Committee receives the Integrity & Compliance dashboards, which show performance across all program areas, including:

– progress against the Integrity & Compliance key strategic priorities for the year;

– key program enhancements, including developments to policies and process enhancements supported by external advisors;

– risk assessments and mitigation plans;

– details of training and workforce education activities;

– field monitoring activities;

– transparency reporting;

– reports received via the Group's confidential reporting hotline (EthicsLine) and subsequent investigations; and

– staffing and resourcing of the Integrity & Compliance Department.

To support it in its oversight of the Integrity & Compliance Program, the Board appointed an independent consultancy, Epsilon Life Sciences, as Compliance Expert to the Board.

Further information regarding the Group's Integrity & Compliance Program can be found on pages 40 to 42.

Ethics & Sustainability

In November 2023 (the first meeting at which the Committee met under its revised scope), the Committee received an update on progress made on Indivior's ESG and sustainability strategy and activities. This included details of key milestones achieved in 2023, which included:

– development of a program of regular contact with investors and rating agencies and increased engagement to enable a greater understanding of our commitment to sustainability;

– confirmation that the 2022 Sustainability Report, published in August 2023, had been proactively shared with stakeholders;

– update on an integrated Corporate Social Responsibility Program, to include the further development of the volunteering program in 2024;

– confirmation that an external quantitative assessment of Indivior's top climate risks had reported an overall low risk rating;

– overview of initiatives implemented during the year to reduce the Group's carbon emissions, which included:

  • commercial sales fleet transition program to hybrid vehicles.

  • solar panels and air source heat pump installed at Lewis Building (Hull).

– R&D/Medical contribution to furthering the understanding of the OUD disease space through real-world evidence studies centered on health disparity, recovery and harm reduction as well as peer-reviewed publications and conference presentations.

– continued Diversity & Inclusion training.

Science Committee

At December 31, 2023, the membership of the Committee was as follows:

– Peter Bains (Chair)

– Dr. Keith Humphreys

– Dr. A. Thomas McLellan

– Barbara Ryan

– Mark Stejbach

▶ Details of attendance at Committee meetings can be found on page 84



On behalf of the Board, I am pleased to present the Science Committee Report for the financial year ended December 31, 2023.

During the year, the Committee has continued to focus support in delivering to the Board the Group's R&D and Medical Affairs and Safety ("MA&S") strategies and considered future developments in medical science and technology within the sphere of substance use disorder. This has given the Committee further insight and understanding of the issues encountered in areas of substance use disorder and patient treatment.

At October 1, 2023, the Science & Policy Committee was renamed the Science Committee as part of a top-down committee realignment. The Committee retained oversight of the Group's R&D and MA&S strategy as well as pipeline development, but policy matters, which previously fell under the Committee's remit, are now part of the Board's remit.

The Committee will continue to assist the Board in pursuing its strategic objectives, and I look forward to working with all stakeholders both current and future.

Peter Bains
Chair of the Science Committee

Members and meetings

During the year, there was a change to the composition of the Committee. On November 9, 2023, Keith Humphreys was appointed as a member of the Committee.

The Committee typically meets before scheduled meetings of the Board. At the invitation of the Chair of the Committee, the Chief Scientific Officer and Chief Commercial Officer regularly attend meetings of the Committee. Prior to October 1, 2023, the Chief Global Impact Officer also regularly attended meetings of the Committee. Additionally, members of the Commercial and Government Affairs teams have attended meetings of the Committee during the year on an ad hoc basis.

The Deputy Company Secretary is secretary to the Committee.

Role and responsibilities

The principal role and responsibilities of the Committee include:

– Provide assurance to the Board regarding the quality, competitiveness and integrity of the Group's R&D and MA&S activities;

– Review the scientific technology, R&D, and MA&S capabilities deployed within the business; and

– Assess the decision-making processes for R&D projects and programs, to include a review of benchmarking against industry and scientific best practice, where appropriate.

Activities during the year

During the year, the Committee:

– monitored the strategic priorities of the R&D, MA&S and Government Affairs teams to ensure continued alignment with the strategic objectives of the Group;

– received detailed presentations, including but not limited to SUBLOCADE label updates, data collection through the RECOVER long-term study, Phase IV studies, expansion of the U.S. Field Medical team, the integrated use of data and data analytics and focused investment in other sub-disease areas of substance use disorder;

– received comprehensive briefings on scientific initiatives associated with substance use disorder, including but not limited to cravings, rapid induction onto buprenorphine in fentanyl-exposed individuals and recovery research encompassing pharmacogenetics;

– continued to monitor and review the planning and execution of the Group's Phase IV clinical studies, including SUBLOCADE rapid induction, alternative injection sites, long-term recovery outcomes, treatment cessation guidance and comparative effectiveness, as well as a platform for data integration/sharing with the scientific/medical communities (Recovery from OUD Open Access Data ("OAD"));

– reviewed OPVEE post-marketing requirements, real world evidence studies, and an RFP from the Biomedical Advanced Research and Development Authority ("BARDA") to invest Project Bioshield funds;

– continued to monitor and review the progress and development of the Group's product pipeline growth strategy and early-stage asset development opportunities, including INDV-2000: selective OX-1 receptor antagonist, INDV-1000: selective GABA-B positive allosteric modulator, AEF0117: cannabinoid-1 negative allosteric modulator, INDV-4002: intranasal naltrexone for AUD, INDV-5004: drinabant for acute cannabinoid overdose, INDV-6001: 3-month LAI buprenorphine, CT-102: digital therapeutics; and other asset opportunities associated with the Group's strategic objectives;

– received comprehensive briefings on the Group's public policy strategies with emphasis on the federal and state landscape in the U.S., including potential government funding, legislative developments focused on substance use disorder and the provision of patient treatment;

– reviewed strategy for controlled product involvement in the U.S. criminal justice system including greater investment and embedded policy initiatives coupled with greater participation and delivery to health ecosystems;

– reviewed progress of regulatory filings outside the U.S. with particular emphasis on SUBOXONE film and SUBUTEX PRO;

– agreed the 2024 real-world evidence and regulatory priorities, including new and ongoing studies, for SUBLOCADE, PERSERIS and OPVEE; and

– throughout the year, the Chief Scientific Officer updated the Committee on progress of peer-reviewed publications in which the Group was involved and approved the 2024 Peer-Reviewed Publication Plan and 2024 Key Conference Presentation Plan.

The Committee has delegated authority from the Board, which is set out in its Terms of Reference and available to view on the Group's website at www.indivior.com.

The Committee has authority to appoint consultants and other advisors at its discretion.

The Committee holds a private session at each meeting without members of the management team being present.

The Chair of the Committee reports on the activities of the Committee to the Board and copies of the minutes of Committee meetings are circulated to all Directors.

Remuneration at a Glance

2023 in numbers

3.5% ↑
2023 Executive Director salary increase

5.4% ↑
2023 wider-workforce salary increase

21% ↑
Net revenue growth in 2023

(35.7)% ↓
Share price performance over AIP performance period
January 1, 2023 to December 31, 2023

128% ↑
Share price performance over LTIP performance period
January 1, 2021 to December 31, 2023

Remuneration Committee Key Highlights

Review of executive remuneration arrangements in line with 2021 Remuneration Policy and consideration and development of 2024 Remuneration Policy

Consideration of design of incentives for 2024, including incorporation into AIP of measures relating to U.S. OPVEE and pipeline KPIs

Consideration of the alignment of Executive Directors' remuneration with the wider workforce and shareholder experience

Review and approval of revised share plan rules to address U.S. securities law and Nasdaq listing standards

Approval of a clawback policy for the mandatory recovery of excess incentive-based compensation in line with new SEC requirements

Consideration of new LTIP and U.K. savings-related share plan rules, due to expiry of existing rules, for approval at 2024 AGM

Remuneration Policy

The table below sets out a summary of how the Remuneration Policy will apply during 2024:

 For more information see pages 118 to 119

Remuneration element	Application of the Remuneration Policy
Base salary	No maximum salary is set. Salary increases for Executive Directors are normally aligned with workforce increases across the Group. The salaries for Executive Directors increased by 4.5% in 2024, in line with the wider workforce.
Annual Incentive Plan (AIP)	The maximum award level under the AIP is 200%. For 2024, there is no change to maximum bonus opportunities of: – Chief Executive Officer 200%; and – Chief Financial Officer 120%. 75% of any bonus payable is delivered in cash and 25% is deferred into conditional shares, vesting after two years.
Long-Term Incentive Plan (LTIP)	The maximum annual LTIP award is the lower of 300,000 shares and 400% of base salary.
Pension benefits	Maximum levels of contributions for Executive Directors are in line with rates available to the wider U.S. workforce.
Benefits	Executive Directors receive market-competitive benefits, which may include: a company car (or cash equivalent), travel allowance, private medical and dental insurance, travel accident policy, disability and life assurance.
Shareholding guidelines	Executive Directors are expected to acquire and retain shares equivalent to the lower of 400% of salary or 300,000 shares within five years of appointment. A two-year post-cessation shareholding requirement also applies.

Summary of Executive Directors' total remuneration

Fixed pay



Year ended December 31, 2023	Mark Crossley $000	Ryan Preblick $000	Implementation for 2024	Mark Crossley $000	Ryan Preblick $000
Base salary	834.2	516.7		871.7	539.9
Pension	28.0	28.0			
Benefits	64.2	66.8			

Base salary increases of 4.5% are aligned with the wider workforce

No changes to pension and benefit arrangements. The pension benefits of the Executive Directors are aligned with the wider U.S. workforce

Variable pay



Annual bonus paid in cash	1,063.6	395.3	 Read more on page 133
Annual bonus deferred into shares	354.5	131.8	
LTIP	5,230.1	3,724.9	
Total remuneration	**7,574.6**	**4,863.4**	

Variable pay – performance targets



AIP

Year ended December 31, 2023	Weighting %	Outturn (% of maximum)	Implementation for 2024	Weighting %
Global net revenue - SUBLOCADE	80	100%	Global net revenue - SUBLOCADE	56
U.S. net revenue - PERSERIS	20	25%	U.S. net revenue - PERSERIS	16
			U.S. net revenue - OPVEE	8
			2024 Pipeline KPIs	20
Total Outturn		85%		100
ESG modifier	Up to 10% reduction	Not applied	ESG modifier	Up to 10% reduction

LTIP

Year ended December 31, 2023	Weighting %	Outturn (% of maximum)	Implementation for 2024	Weighting %
TSR (FTSE 250)	50	100%	TSR (FTSE 250)	50
TSR (S&P 1500 Pharma & Biotech)	50	100%	TSR (S&P 1500 Pharma & Biotech)	50
Total Outturn		100%		100

Directors' Remuneration Report

Annual Remuneration Statement

Jo Le Couilliard
Chair of the
Remuneration Committee

Dear Shareholders,

On behalf of the Board, I am pleased to present our Directors' Remuneration Report for the financial year ended December 31, 2023.

This report is split into three sections:

– **The Annual Remuneration Statement**, which summarizes the remuneration outcomes in 2023 and how the Remuneration Policy will be operated in the current financial year.

Read more on **pages 116 to 119**

– **The proposed Directors' Remuneration Policy**, which will be put to shareholders for approval at the Annual General Meeting on May 9, 2024 (the '2024 AGM')

Read more on **pages 120 to 130**

– **The Annual Report on Remuneration**, which describes how the Directors' Remuneration Policy was implemented for 2023 and how it is intended to operate in 2024.

Read more on **pages 131 to 144**

I was delighted to be appointed as Chair of the Remuneration Committee in October 2023. I would like to thank Daniel J. Phelan, who was Chair of the Committee from 2014 to 2023, for his excellent stewardship during his tenure.

My colleagues on the Committee and I hope that you find the report clear, transparent and informative, and we look forward to your support at our 2024 AGM. The Committee believes that the proposed Directors' Remuneration Policy will continue to support and drive our long-term growth ambitions and deliver returns to shareholders.

2024 Directors' Remuneration Policy

During 2023 and early 2024, the Committee undertook a comprehensive review of the Directors' Remuneration Policy, taking into account Indivior's strategy, culture and values, evolving shareholder expectations and the impact of the additional U.S. listing on Nasdaq, which became effective in June 2023.

Our approach to Directors' remuneration continues to be the careful balancing of our position as a U.K. primary listed company and compliance with U.K. governance, alongside our primarily U.S.-focused business. It is therefore paramount that our remuneration arrangements are attractive and competitive in comparison with the transatlantic biopharmaceutical sector with which we compete for talent.

Following this review and in consultation with our major shareholders, the Committee determined that the current Policy remains broadly fit for purpose and is aligned with shareholders' interests. As a result, the Committee is not intending to make any significant changes to the current Policy. Only minor changes have been made to improve its operation, and the proposed 2024 Remuneration Policy is presented in full in this report, for shareholder consideration and approval.

Remuneration policies and practices

We continued to implement the current Remuneration Policy approved at the 2021 AGM with the remuneration philosophy of aligning the incentives of senior executives with the Group's strategic priorities. Our Remuneration Policy is designed to support our strategic priorities, the long-term sustainable success of the Group, and our purpose of pioneering life-transforming treatments.

All payments to Directors during the year were made in accordance with the Remuneration Policy.

We regularly review our practices against our peer group and, as mentioned above, our approach carefully balances our position as a primarily U.S.-based business that competes for talent in a global market, but one which operates within the U.K. governance framework. We recognize that our remuneration structure is different in some respects from a "typical" U.K. company; however, the Committee has carefully designed the structure to balance these factors and to support the attraction and retention of the talent needed to deliver on our strategic growth ambitions.

2023 business performance

The strong operational results enabled net revenue to increase by 21% to $1,093m and adjusted net income to increase by 32% to $223m[1] (net income of $2m on an unadjusted basis).

During 2023, the Group continued to make good progress against our strategic priorities. Post acquisition, Opiant Pharmaceuticals was successfully integrated into the business, with Opiant's lead asset, OPVEE, subsequently receiving U.S. FDA approval and launched onto the market in October 2023. The Group's pipeline was bolstered by the addition of a number of promising assets, including securing the global rights to Alar Pharmaceuticals' portfolio of long-acting injectable formulations.

2023 remuneration outcomes

The Group's strong operational results in 2023 resulted in a positive outturn in respect of the 2021-2023 LTIP and 2023 AIP.

The Committee believes that the outcomes of the 2021-2023 LTIP and 2023 AIP accurately reflected the strong underlying operating performance and strategic progress over the relevant performance periods. In considering remuneration outcomes, the Committee was highly cognizant of shareholders' experience during the year.

The Committee recognizes that near-term concerns regarding ongoing litigation and settlement payments related to the antitrust multi-district litigation impacted the Group's share price in 2023. We believe that the resolution of these legacy issues has created greater certainty for our stakeholders and will enable the business to focus on delivering against our strategic priorities.

The Group delivered impressive share price growth of 128% over the performance period of the 2021-2023 LTIP. In addition, the Executive Directors are closely aligned to Shareholders' experience through the features of the Group's remuneration framework, including significantly higher than U.K. market practice shareholding guidelines.

Factoring in the above and subsequent increase in share price since the start of 2024, the Committee concluded that it was not necessary to exercise discretion to override the formulaic outcomes under the 2021-2023 LTIP and 2023 AIP.

AIP

The 2023 AIP measures were focused on financial performance: global net revenue for SUBLOCADE and U.S. net revenue for PERSERIS, weighted 80%/20% respectively, reflecting the key strategic focus on SUBLOCADE. The 2023 AIP included a modifying metric, which was tied to the achievement of certain environmental, social and governance objectives.

The Group continued to make significant progress in driving the growth of SUBLOCADE, delivering consistent quarter-on-quarter net revenue growth, achieving global net revenue of $630m in 2023 (2022: $408m), resulting in maximum achievement for this element. PERSERIS continued to make progress with U.S. net revenue of $42m (2022: $28m) resulting in achievement between threshold and target. Overall, this resulted in an outturn of 85% of the maximum bonus payable. All objectives under the ESG modifier were achieved or exceeded, resulting in a 1.0 multiplier (i.e., no downward adjustment to overall AIP attainment). Further detail regarding performance against objectives set under the ESG metric can be found on page 134.

In line with our Remuneration Policy, 75% of the bonus will be delivered in cash, and 25% will be deferred into conditional shares for a period of two years under the Deferred Bonus Plan, subject to continuous employment and malus provisions.

1. Alternative performance measures. Please refer to the information on p. 56-59 following the caption "Alternative performance measures" for a reconciliation to the corresponding IFRS measure.

Directors' Remuneration Report continued

LTIP

For LTIP awards granted in 2021, the year ended December 31, 2023, was the final year of the three-year performance period. These awards were subject to two separate measures of equal weighting: 1) relative TSR versus the constituents of the FTSE 250 (excluding investment trusts); and 2) relative TSR versus the constituents of the S&P 1500 Pharmaceutical and Biotech Index. Indivior ranked significantly above the 75th percentile against both of these TSR peer groups, resulting in the vesting of 100% of the maximum award.

At the time of grant in 2021, the Committee considered if an adjustment was necessary to reduce the quantum of awards to avoid potential windfall gains (as it had in 2019 and 2020). Given that the share price had recovered by over 150% compared to the prior year's grant, the Committee did not consider that a reduction was necessary in 2021. Furthermore, the maximum award under the Policy was applied such that the normal award was reduced from 400% of salary to 348% of salary (300,000 shares) for Mark Crossley.

In considering the appropriateness of the formulaic vesting outcome, the Committee was cognizant of potential windfall gains arising on vesting, and the alignment with shareholders' experience over the performance period.

Concerns regarding ongoing litigation and settlement payments related to the antitrust multi-district litigation impacted the Group's share price in 2023. However, over the course of the three-year performance period, Indivior's shares have significantly outperformed and their value has increased by 128%. Consequently, the Committee determined that a discretionary adjustment was not necessary. The Committee was also pleased to see the partial recovery in the Indivior share price, with the press release on February 22, 2024 of the 2023 full year results.

The 2021-2023 LTIP awards held by Executive Directors will vest in March 2024 and will be subject to a two-year post-vesting holding period.

The Committee believes that the Remuneration Policy operated as intended and considers that the Executive Directors' remuneration in respect of the 2023 financial year was appropriate in the context of the underlying adjusted results of the Group and the experience of shareholders and the workforce.

Further information regarding the targets and remuneration outcomes are set out in the Annual Report on Remuneration on page 117.

Implementation of Remuneration Policy for Executive Directors in 2024

Base salary

After careful consideration, and following recent years of salary adjustments for the Executive Directors lagging those for the wider workforce, it was agreed that base salary increases for the Executive Directors would be 4.5%, effective January 1, 2024. The Committee concluded that these increases were appropriate in the context of operational and individual performance over 2023, and are aligned with the average increase of 4.5% for the wider workforce.

AIP

The structure of the AIP remains unchanged in 2024, with 75% of any bonus delivered in cash and 25% to be deferred into conditional shares for a period of two years.

Operational metrics will remain focused on the key strategic growth drivers. The Committee was pleased to expand this year's metrics to include 1) net revenues for OPVEE, which was launched in the U.S. in October 2023 and 2) key metrics related to the advancement of our pipeline assets. The expansion of these operational metrics will support and measure progress against these strategic drivers.

In 2024, 80% of the AIP will be based on net revenues for SUBLOCADE (56%), PERSERIS (16%) and OPVEE (8%), and 20% will be based on performance against pipeline KPIs.

Once again, a metric aligned with our sustainability strategy, will act as a modifier to the AIP, potentially reducing the overall outturn by up to 10%. The specific targets for the 2024 AIP, including the ESG metric, are considered commercially sensitive and will be disclosed retrospectively in next year's Annual Report on Remuneration.

LTIP

Awards granted in 2024 will be subject to relative TSR versus the constituents of the FTSE 250 (excluding investment trusts) and relative TSR versus the constituents of the S&P 1500 Pharmaceutical and Biotech Index, each with equal weighting.

The Committee believes that relative TSR remains a relevant metric as it is directly aligned with the interests of shareholders. The use of two relative TSR comparator groups is intended to balance the fact that Indivior is a FTSE 250 listed company with an additional listing on Nasdaq. The awards granted to the Executive Directors in 2024 will be subject to an additional two-year holding period following the end of the three-year performance period. Further details can be found on page 137.

Shareholding requirements and post-cessation holding requirements

Our executive shareholding requirements are significantly higher than U.K. market practice. Executive Directors are required to build a shareholding of 300,000 shares or shares with a value equivalent to 400% of salary (whichever is the lower), aligned with the annual LTIP opportunity. They are expected to achieve this holding within five years of the date of appointment to their current role. Executive Directors are also required to hold Indivior shares equal to their in-post shareholding requirement (or actual shareholding if lower) for two years post departure.

At December 31, 2023, the Chief Executive Officer held shares with a value equivalent to 965% of base salary and the Chief Financial Officer held shares with a value of 252% of base salary. The Chief Financial Officer, Ryan Preblick, has until November 2025 to achieve his shareholding requirement.

Workforce remuneration and engagement

During the year, the Committee considered the structure of remuneration arrangements and related policies for the wider workforce.

The Committee also considered the feedback from an employee focus group session on executive remuneration. Further information can be found on page 141.

All-employee plans

The Group recognizes the importance of employee share ownership and operates all-employee share plans in the U.S. and U.K., its two largest employee bases.

Participation levels in the Group's all-employee share plans are strong. In December 2023, 55% of eligible U.S. employees elected to participate in the January-June 2024 enrollment under the U.S. Employee Stock Purchase Plan and 40% of eligible U.K. employees chose to participate in the invitation under the U.K. Sharesave Plan.

In March 2023, U.K.-based employees benefited from the maturity of Sharesave options granted in March 2020. Participants saving up to £500 per month over a three-year contract benefited from an average potential gain of £82k and participants who were saving at the maximum made a potential gain of £142k. The Group put in place an extensive communication program to support employees through the maturity process. We were delighted to be awarded a ProShare award in December 2023 for the 'Most Effective Communication of an Employee Share Plan: 501 – 5,000 employees' category', in recognition of our exceptionally clear and engaging communication strategy.

The Executive Directors do not meet the current eligibility criteria to participate in either the U.S. Employee Stock Purchase Plan or the U.K. Sharesave Plan.

Share Plan renewals

The rules of the LTIP and the U.K. Sharesave Plan were adopted in 2014 upon listing and consequently will reach their 10-year limit in December 2024. We will seek shareholder approval to renew these plans at the AGM in May 2024. No major changes are proposed to the plan rules. A summary of their terms can be found in the Notice of AGM.

Shareholder engagement

The Committee is committed to aligning the interests of the Executive Directors with shareholders and will continue to take into account their feedback when making decisions in respect of our remuneration practices, as we did during 2023 in relation to the proposed renewal of our Remuneration Policy.

2024 AGM

We hope to receive your support for the Directors' Remuneration Report, the Directors' Remuneration Policy and the share plan renewals at our AGM in May 2024.

Jo Le Couilliard
Chair of the Remuneration Committee

March 5, 2024

Directors' Remuneration Report continued

Directors' Remuneration Policy

The following tables and accompanying notes in this section of the report set out the proposed Remuneration Policy for Directors of the Company (the "2024 Remuneration Policy"). The 2024 Remuneration Policy will be put to a binding shareholder vote and, subject to approval by shareholders, will become effective from the Annual General Meeting to be held on May 9, 2024.

Summary of decision-making process and changes to policy

A full review of the existing Policy was undertaken during the course of 2023 to ensure the approach continued to be aligned with the Company's strategy and values and evolving shareholder expectations, while taking into account the impact of the additional listing on Nasdaq. In designing the 2024 Remuneration Policy, the Remuneration Committee (the "Committee") followed a robust process, which included discussions on its proposed content at the Committee meetings throughout the period. The Committee considered input from management (while ensuring that conflicts of interests were suitably mitigated) and our independent advisors. The Committee also consulted with Indivior's major shareholders and considered the feedback received as part of the review process.

Following the review, the Committee believes that the structure of our existing Policy remains largely appropriate and therefore only minor wording changes have been made to improve its operation, which are reflected in the 2024 Remuneration Policy.

Policy table – Executive Directors

Purpose and link to strategy	Operation	Maximum opportunity	Framework used to assess performance
Base salary To provide an appropriate level of fixed remuneration to attract and retain Executive Directors of the caliber required to deliver the Group's strategic objectives.	Base salaries are normally reviewed annually, with any increase usually being applied with effect from January 1 each year. Base salary levels/increases may take account of: – the scope and responsibility of the role. – progression within the role. – individual and overall business performance. – salary increases awarded across the Group as a whole. – the competitive practice in the Group's remuneration peer group.	The current salaries of the Executive Directors are disclosed in the Annual Report on Remuneration. To avoid setting expectations of Executive Directors and other employees, no maximum salary is set under the 2024 Remuneration Policy. However, salary increases will normally be aligned with increases awarded across the Group as a whole. Increases may be made outside the level of increases awarded across the Group to take account of individual circumstances, which may include (but are not limited to): – increase in the size or scope of the role or responsibilities. – increase to reflect the individual's development and performance in role. For example, where a new incumbent is appointed on a below-market salary. Where increases are awarded in excess of the wider employee population, the Committee will explain the rationale in the relevant year's Annual Report on Remuneration.	N/A
Pension benefits To provide Executive Directors with an appropriate allowance for retirement planning as part of a remuneration package designed to attract and retain the best global talent.	Executive Directors may receive contributions into a defined contribution scheme, a cash allowance, pension benefits in the form of profit-sharing contributions into the U.S. qualified 401(K) plan, Group matching on 401(K) elected deferrals, or a combination thereof.	Maximum levels of contributions for Executive Directors will be in line with the rates currently available to the wider workforce in the Executive Director's local market.	N/A
Benefits To provide a market competitive level of benefits that assists in attracting, rewarding and retaining Executive Directors	Executive Directors may receive various market-competitive benefits, which may include: a company car (or cash equivalent), travel allowance, private medical and dental insurance, travel accident policy, and disability and life assurance. Where appropriate, other benefits (including the tax thereon) may be provided to take account of individual circumstances, such as but not limited to expatriate allowances, relocation expenses, housing allowance and education support. The Company provides Directors' and Officers' liability insurance and an indemnity, to the extent permitted by law.	Benefits for Executive Directors are set at a level which the Committee considers to be appropriate against relevant market data for comparable roles in companies of equivalent size and complexity in similar sectors and geographical locations to the Group.	N/A

Policy table – Executive Directors continued

Purpose and link to strategy	Operation	Maximum opportunity	Framework used to assess performance
Annual incentive plan (AIP) To drive strong financial performance and reward the delivery of the business strategy on an annual basis. Deferral of 25% of any bonus for two years promotes longer-term alignment of Executive Directors' interests with shareholders' interests.	Performance is assessed on an annual basis with measures and targets normally set by the Committee at the start of the performance year. At the end of the performance year, the Committee determines the extent to which these have been achieved. Bonuses are paid after the end of the performance year. Normally, 75% of the annual bonus is delivered in cash and 25% is deferred into shares. During the deferral period, which is usually a period of two years, deferred share awards are subject to continued employment and may be reduced or canceled in certain circumstances. Dividends or dividend equivalents may be paid, normally in the form of additional shares, on deferred share awards up to the end of the deferral period, where relevant. The Committee has discretion to adjust the formulaic bonus outcomes both upward and downward (including to zero) taking into account factors including, but not limited to, the underlying performance of the Group.	The maximum annual bonus payable under the AIP is 200% of base salary. The current maximum bonus level applying to each individual Executive Director is set out in the Annual Report on Remuneration.	Bonuses are based on stretching annual financial and/or non-financial/strategic performance measures. Usually the majority of the bonus will be assessed against the financial performance metrics. The Committee retains the discretion to change the measures and their respective weightings from year to year to ensure alignment with business priorities. Bonus measures will usually be based at least 50% on financial and no more than 50% on non-financial and strategic measures. For threshold performance, normally up to 12.5% of the maximum bonus opportunity may be received; and for target performance, up to 50% of the maximum bonus opportunity may be received. Further details, including the performance measures and weightings in respect of the relevant financial year, are disclosed in the Annual Report on Remuneration. Annual bonus payments are subject to malus and clawback arrangements as detailed in the notes following this table.

Purpose and link to Strategy	Operation	Maximum opportunity	Framework used to assess performance
Long-term incentive plan (LTIP) To incentivize and reward longer-term performance, and align the interests of Executive Directors with those of shareholders through share-based awards.	Awards under the LTIP may consist of grants of conditional share awards, nil cost options or market value share options which normally vest subject to the achievement of stretching performance targets measured over a performance period of at least three years. Vested LTIP awards are subject to an additional holding period following the performance period. For awards with a three-year performance period, this holding period will normally be two years. The LTIP opportunity is reviewed annually with reference to market data and the associated cost to the Group is calculated using an expected value methodology. The performance conditions are reviewed before each award cycle to ensure they remain appropriate and targets are suitably stretching. In accordance with the terms of the LTIP, performance conditions applicable to subsisting awards may be amended if the Committee reasonably considers it appropriate, provided that the amended performance conditions are not materially easier or more difficult to satisfy than when originally set. Dividends or dividend equivalents may be paid, normally in the form of additional shares, on LTIP awards that vest up to the end of the post-vesting holding period, where relevant. The Committee has discretion to adjust the formulaic LTIP outcomes both upward and downward (including to zero) taking into account factors including, but not limited to, the underlying performance of the Group.	The maximum annual award that may be made to any individual in respect of any financial year will be the lower of 300,000 shares and 400% of base salary. The value for this purpose is normally the aggregate grant market value of the shares. Details of the maximum LTIP award in respect of each year will be disclosed in the Annual Report on Remuneration.	Vesting of the awards granted under the LTIP is subject to continued employment and the achievement of key financial and/or strategic performance conditions which are aligned to the Group's strategic plan. The Committee retains the discretion to change the measures and their respective weightings from year to year to ensure alignment with business priorities. In any event, LTIP measures will normally be based at least 50% on shareholder return based measures and no more than 50% on other non-financial and strategic measures. Threshold performance will normally result in up to 12.5% of the maximum award vesting and 100% of the award will vest at maximum. Further details, including the performance targets attached to the LTIP in respect of each year, are disclosed in the Annual Report on Remuneration. Awards are subject to malus and clawback arrangements as detailed in the notes following this table.
All-employee share plans To align the interests of employees including Executive Directors and shareholders.	Executive Directors may participate in all-employee share plans offered by the Group on the same basis as is offered to the Group's other eligible employee	Maximum opportunity for awards will be in line with the savings limits set by local regulations.	N/A

Directors' Remuneration Report continued

Notes to the Remuneration Policy table

Executive Director shareholding guidelines

The Committee recognizes the importance of aligning Executive Directors' and shareholders' interests through executives building up significant shareholdings in the Company. Executive Directors are expected to acquire a significant number of shares and retain these until retirement from the Board. The shareholding requirement is the lower of 300,000 shares or the number of shares equivalent to 400% of base salary for the Executive Directors, in line with the overall LTIP maximum annual opportunity. This is generally expected to be achieved within five years of the date of appointment. Details of the Executive Directors' current shareholdings are provided in the Annual Report on Remuneration.

Executive Directors are also subject to a post-cessation shareholding policy. Executive Directors will normally be expected to maintain a holding of Indivior shares at a level equal to the lower of the in-post shareholding guideline or the individual's actual shareholding at the time of cessation for a period of two years from the date the individual ceases to be a Director. The specific application of this shareholding policy will be at the Committee's discretion. The Committee has the discretion to waive this requirement in certain circumstances (e.g. compassionate circumstances).

Payments outside 2024 Remuneration Policy

The Committee reserves the right to make any remuneration payments and payments for loss of office (including exercising any discretions available to it in connection with such payments) notwithstanding that they are not in line with the 2024 Remuneration Policy set out above where the terms of the payment were agreed (i) before May 13, 2015 (the date the Company's first shareholder-approved directors' remuneration policy came into effect); (ii) before the 2024 Remuneration Policy set out above came into effect, provided that the terms of the payment were consistent with the shareholder-approved Directors' remuneration policy in force at the time they were agreed; or (iii) at a time when the relevant individual was not a Director of the Company and, in the opinion of the Committee, the payment was not in consideration for the individual becoming a Director of the Company. For these purposes 'payments' includes the Committee satisfying awards of variable remuneration and, in relation to an award over shares, the terms of the payment are 'agreed' at the time the award is granted.

Malus and clawback

Malus and clawback provisions apply to the AIP and LTIP if, in the Committee's opinion, any of the following has occurred:

- there has been a material misstatement of the Company's or the Group's results;
- an individual's conduct has amounted to serious misconduct; or
- in the event of serious reputational damage to the Company.

Amounts in respect of deferred AIP awards may be subject to malus and clawback for a period, which is usually two years post vesting. LTIP awards may be subject to malus and clawback up to the fifth anniversary of the grant of awards.

Share plan terms

Share-based awards will typically be settled in shares, but may be settled in cash in certain circumstances (for example, where the Committee determines that it is not possible or practical to settle awards with shares).

The terms of awards may be adjusted in the event of a variation of the Company's share capital, a demerger, special dividend or distribution or any other circumstances as the Committee considers appropriate.

Performance measure selection and approach to target setting

The AIP performance measures are selected to provide an appropriate balance between incentivizing Executive Directors to meet financial targets for the year and incentivizing them to further the Group's strategic objectives.

The particular measures each year are selected to ensure focus on the key objectives for that particular financial year.

In respect of the LTIP, the Committee annually reviews the performance measures which apply to awards to ensure that they are aligned with the Group's strategy and with shareholders' interests over the longer term.

Measures and targets for both the AIP and LTIP are reviewed annually against a number of internal and external reference points. Measures and targets are set on a sliding scale at levels the Committee considers to be appropriately stretching for the level of performance delivered.

Remuneration policy for the wider workforce

The Remuneration Policy for Executive Directors in general is more heavily weighted towards variable pay than for other employees.

The majority of employees participate in an annual incentive plan, but LTIP awards are only made to certain senior executives in the Group.

The Group's approach to annual base salary reviews is consistent across the business, with consideration given to the level of experience, responsibility, individual performance and salary levels for comparable roles in comparable companies.

The Group also operates all-employee shares plans that are open to eligible employees in the relevant jurisdictions.

Employees are also entitled to taxable and non-taxable benefits (including eligibility to participate in defined contribution pension arrangements), with employees being entitled to substantially the same benefit structure (such as pension contribution rates) as Executive Directors.

Discretions

The Committee retains discretion as to the operation and administration of the AIP and LTIP, including with respect to:

- who participates;
- the timing of grant and/or payment;
- the size of an award and/or payment (within the plan limits approved by shareholders);
- discretion to set appropriate measures and their respective weightings to ensure alignment with business priorities;
- discretion to adjust the targets and/or set different measures and alter weightings for incentives if events occur (e.g. material divestment of a Group business or changes to accounting standards) which cause the Committee to determine that an adjustment or amendment is appropriate so that the conditions achieve their original purpose;
- discretion to adjust the formulaic outcomes under the AIP and LTIP, both upward and downward (including to zero), taking into account factors including, but not limited to, the underlying performance of the Group;
- discretion relating to the measurement of performance in certain circumstances (e.g. a variation of share capital, change of control, special dividend, distribution or any other corporate event which may affect the current or future value of an award);
- determination of a good leaver (in addition to any specified categories) for incentive-plan purposes, based on the plan rules and the appropriate treatment under the plan rules; and
- adjustments required in certain circumstances (e.g. rights issues, share buybacks, special dividends, other corporate events, etc.).

All discretions available under share plan rules will be available under the 2024 Remuneration Policy, except where explicitly limited under the 2024 Remuneration Policy.

Any use of the above discretions would, where relevant, be explained in the Annual Report on Remuneration. As appropriate, the Committee may also seek consultation with the Company's major shareholders.

In the event of a temporary base salary reduction, the Committee retains the discretion to apply the limits in the 2024 Remuneration Policy table relating to pension, AIP and LTIP to the base salary prior to any such reduction. Where such temporary base salary reductions are made, the Committee reserves the ability (either in part or in full) to reimburse at a later date taking into account all factors deemed relevant.

Minor amendments

The Committee may make minor amendments to the 2024 Remuneration Policy (for example, for regulatory, exchange control, tax or administrative purposes or to take account of a change in legislation) without obtaining shareholder approval.

Scenario analysis

The charts below provide an estimate of the potential future reward opportunities for the Executive Directors, and the potential split between the different elements of remuneration under four different performance scenarios: 'Minimum', 'Target', 'Maximum' and 'Maximum plus 50% share price growth'.

CEO – Mark Crossley


$9,000k
$8,000k
$7,000k
$6,000k
$5,000k
$4,000k
$3,000k
$2,000k
$1,000k
$964k
100%
$3,579k
49%
24%
27%
$6,194k
56%
28%
16%
$7,938k
22%
44%
22%
12%
Minimum
Target
Maximum
Maximum + share price growth (50%)
Fixed pay
AIP
LTIP
Share price growth

CFO – Ryan Preblick


$4,500k
$4,000k
$3,500k
$3,000k
$2,500k
$2,000k
$1,500k
$1,000k
$500k
$635k
100%
$2,039k
53%
16%
31%
$3,442k
63%
19%
18%
$4,522k
24%
48%
14%
14%
Minimum
Target
Maximum
Maximum + share price growth (50%)
Fixed pay
AIP
LTIP
Share price growth

Directors' Remuneration Report continued

Performance Scenario	Basis of Valuation
Minimum performance below threshold	Fixed pay only – base salary, benefits (using the figures as reported for the 2023 financial year) and pension benefits
Target performance	Fixed pay plus AIP at target performance (50% of maximum) and 50% vesting under the LTIP
Maximum performance	Fixed pay plus maximum AIP and full vesting under the LTIP (all performance conditions met)
Maximum performance plus 50% share price growth	Fixed pay plus maximum AIP and full vesting under the LTIP (all performance conditions met) plus 50% share price appreciation over the performance period

The charts, unless stated otherwise, are based on the face value of awards and do not include the value of any dividends.

Policy table – Chair and Non-Executive Directors

The Chair and Non-Executive Directors do not have service agreements, but are engaged on the basis of a letter of appointment. In line with the U.K. Corporate Governance Code, all Directors including Non-Executive Directors are each subject to re-appointment annually at the Annual General Meeting.

The Chair and Non-Executive Directors are not eligible to participate in the Group's AIP, LTIP or pension schemes, or other incentive arrangements.

Details of the 2024 Remuneration Policy on fees paid to the Chair and Non-Executive Directors are set out in the table below:

	Fees and other arrangements
Component and objective	To attract and retain Non-Executive Directors, including the Chair, of the highest caliber with broad commercial experience relevant to the Group.
Approach of the Company	Fees are usually paid in cash. A portion of the fees paid to Non-Executive Directors, including the Chair, may be applied, on a post-tax basis, in the delivery of Company shares.
	The fees paid to Non-Executive Directors are determined by the Board of Directors, with recommendations provided by the Chair and Chief Executive Officer.
	The fees of the Chair are determined by the Committee.
	Additional fees may be payable for acting as Senior Independent Director, as Chair of a Board Committee (including the Audit & Risk, Compliance, Ethics & Sustainability, Nomination, Remuneration, and Science Committees) and as members of those Board Committees.
	Additional fees may be paid for additional time commitments, including, for example, international travel.
	Fee levels are reviewed from time to time. Fees are reviewed by taking into account external advice on best practice and competitive levels, in particular at FTSE 250 companies. Time commitment and responsibility are also taken into account when reviewing fees. Chair and Non-Executive Directors' fees are not subject to performance conditions.
	Aggregate fees are currently limited to £1.5m by the Company's Articles of Association.
	The Chair and Non-Executive Directors may also be reimbursed for their travel and accommodation costs incurred in the pursuance of their duties (including any tax which may be payable in respect of such costs). The maximum reimbursement is expenses reasonably incurred (including any taxes thereon).
	The Chair and Non-Executive Directors are expected to hold an interest in Company shares.
	The Company provides Directors' and Officers' liability insurance, and an indemnity to the extent permitted by law.

Chair and Non-Executive Directors' letters of appointment

The Chair and Non-Executive Directors have letters of appointment setting out their duties and the time commitment expected which are available for inspection at the Company's registered office. The Chair and Non-Executive Directors' appointments can be terminated by one month's notice by either party. Appointments are terminated automatically if the director is not elected/re-elected by the shareholders or otherwise in accordance with the Company's Articles. The Chair and Non-Executive Directors have no entitlement to compensation on termination. Details of the date of appointment and length of service are set out on page 144.

Approach to recruitment remuneration

External appointment

When determining the remuneration package for a new Executive Director, the Committee will take into account all relevant factors based on the circumstances at that time. This may include factors such as the caliber of the individual, market practice in the candidate's location or locations and scope of the role to which they are being appointed.

Typically, the package will be aligned to the 2024 Remuneration Policy as set out above. However, should there be a commercial rationale for doing so, the Committee has the discretion to include any other remuneration elements, to vary the composition of the remuneration package, which are not included in the policy table on pages 120 to 123, subject to the overall limit on variable remuneration set out below. The Committee does not intend to use this discretion to make non-performance related awards and is always mindful of the need to pay no more than is necessary.

The overall limit of variable remuneration will be as set out in the policy table on pages 120 to 123 taking into account the maximum value under the AIP and the maximum awards under the LTIP (i.e. 600% of base salary).

The Committee may make an award in respect of a new appointment to 'buy out' incentive arrangements forfeited on leaving a previous employer, i.e. over and above the maximum limit on variable remuneration set out above. In doing so, the Committee will consider relevant factors including any performance conditions attached to these awards and the likelihood of those conditions being met with the intention that the value awarded would be no higher than the expected value of the forfeited arrangements and made on a like-for-like basis.

Internal promotion

When appointing a new Executive Director by way of internal promotion, the policy will be consistent with that for external appointees, as detailed above. Where an individual has contractual commitments made prior to their promotion to Executive Director and, in the opinion of the Committee, the commitment was not in consideration for the individual becoming a Director of the Company, the Company will continue to honor these arrangements even in instances where they would not otherwise be consistent with the prevailing Executive Director remuneration policy at the time of appointment or payment.

Chair and Non-Executive Directors

In recruiting a new Chair or Non-Executive Director, the Committee will use the policy as set out in the table on page 126. A basic fee in line with the prevailing fee schedule would be payable for membership of the Board, with additional fees payable for additional time commitments, including but not limited to acting as Senior Independent Director, as Chair of the Audit & Risk, Compliance, Ethics & Sustainability, Nomination, Remuneration, and Science Committees, and for being a member of such Board Committees.

Service contracts and exit payment policy

Executive Directors' service contracts, including arrangements for termination, are carefully considered by the Committee. In accordance with general U.K. market practice, each of the Executive Directors has a rolling service contract which is terminable on 12 months' notice and this practice will also apply for any new Executive Directors. In such an event, the compensation commitments in respect of their contracts could amount to one year's remuneration based on base salary and benefits in kind and pension rights during the notice period.

The treatment of awards under the AIP, DBP and LTIP is set out below.

Termination payments may take the form of payments in lieu of notice (consisting of base salary only), payable in a lump sum or in installments.

The Company's policy on any termination payment is to consider the circumstances on a case-by-case basis, taking into account the relevant contractual terms in the Executive Director's service contract, incentive plan rules and the circumstances of the termination. The Committee reserves the right to make any other payments in connection with an Executive Director's cessation of office or employment where the payments are made in good faith in discharge of an existing legal obligation (or by way of damages for breach of such an obligation) or by way of settlement of any potential claim arising in connection with the cessation of a Director's office or employment. Any such payments may include but are not limited to paying any fees for outplacement assistance and/or the Director's legal and/or professional advice fees in connection with their cessation of office or employment.

Copies of Executive Directors' service contracts are available to view at the Company's registered office.

Directors' Remuneration Report continued

The table below summarizes how unvested awards under the AIP and LTIP are typically treated in specific circumstances, with the final treatment remaining subject to the Committee's discretion as provided under the rules of the plans:

	Reason for cessation	Timing of vesting/payment	Calculation of vesting/payment
Annual incentive plan (AIP)	Voluntary resignation or termination with 'cause'.	Not applicable.	No bonus to be paid for the financial year. Deferred share awards are normally forfeited if the Executive Director resigns or is terminated with 'cause'.
	All other circumstances.	Following the end of the financial year at the usual bonus payment date. Normal vesting date of deferred share awards.	Annual bonus will be paid only to the extent that objectives set at the beginning of the plan year have been met. Any such bonus will be paid on a pro-rata basis to the termination date. In the event of death or other exceptional circumstances, the Committee may determine that deferred share awards will vest early.
Long-term incentive plan (LTIP)	Voluntary resignation or termination with 'cause'.	Not applicable.	Unvested awards lapse.
	Ill-health, injury, permanent disability, the sale of the individual's employing company or business out of the Group, redundancy or any other reason that the Committee determines in its absolute discretion.	After the end of the relevant performance period, or at the discretion of the Committee, after the end of the financial year in which the cessation of employment occurs.	The Committee determines whether and to what extent unvested awards vest based on the extent to which performance conditions have been achieved (either over the full performance period, or to the end of the financial year in which cessation of employment occurs) and unless the Committee determines otherwise the proportion of the performance period elapsed.
	Death.	As soon as possible after date of death.	The Committee will normally apply performance conditions (measured over the period to the date of death) and reduce unvested awards to reflect the proportion of the performance period worked.
	Change of control of the Company.	Upon change of control.	Unvested awards will vest to the extent that any performance conditions have been satisfied (unless the Committee determines that the performance conditions should not apply). Awards will also be reduced pro-rata to take into account the proportion of the performance period elapsed, unless the Committee decides otherwise. Awards may alternatively be exchanged for new equivalent awards in the acquirer, where appropriate.

Consideration of conditions elsewhere in the Group

The Committee considers the feedback from focus group sessions attended by members of Indivior's Culture and Inclusion Champion Network and considers pay practices when determining executive remuneration policies and outcomes. The Committee is also mindful of salary increases and pay practices applying across the rest of the business in relevant markets when considering salaries for Executive Directors. The Committee did not consult with employees when developing the 2024 Remuneration Policy.

Consideration of shareholders' views

The Committee is committed to maintaining an open and consultative dialogue with shareholders and shareholder bodies. As part of the review of the Remuneration Policy, the Committee consulted with shareholders and shareholder bodies to understand their views on remuneration practices at Indivior and receive feedback on the proposed approach.

This feedback, and any additional feedback received from time to time, is also considered as part of the Company's annual review of remuneration. It is the Committee's intention to consult with major shareholders in advance of making any material changes to remuneration arrangements.

Jo Le Couilliard
Chair of the Remuneration Committee

March 5, 2024

Directors' Remuneration Report continued

U.K. Corporate Governance Code: Provision 40

When developing the 2024 Remuneration Policy and considering its proposed operation in 2024, the Committee was mindful of, and feels it has appropriately addressed, the following factors set out in the U.K. Corporate Governance Code:

Clarity

The Committee welcomes open and frequent dialogue with shareholders on our approach to remuneration.

A focus group session involving members of Indivior's Culture & Inclusion Champions Network was held during 2023 to review executive remuneration arrangements and their alignment with wider pay policy. The feedback from that session was considered by the Committee and will be used to guide future engagement sessions.

In August 2023, the Chair of the Remuneration Committee wrote to our top 16 shareholders and certain proxy agencies outlining the approach to the proposed new Remuneration Policy and invited shareholders to engage with the Chair and Chair Designate. The significant majority of responses received were supportive of the approach.

Simplicity

We believe the remuneration arrangements for Executive Directors, as well as those throughout the organization, are simple in nature and well understood by both participants and shareholders.

The purpose, structure and strategic alignment have been clearly laid out in the existing and proposed new Remuneration Policies.

Risk

The Committee considers that the structure of incentive arrangements does not encourage inappropriate risk-taking. Performance targets for incentive arrangements are set to reward the delivery of the Group's strategy, which is set in line with the Group's risk appetite.

AIP deferral, the LTIP holding period and our shareholding requirement, including post-cessation holding, provide a clear link to the ongoing performance of the business and the experience of our shareholders. Malus and clawback provisions also apply to the AIP and LTIP.

Predictability

The Remuneration Policy contains details of threshold, target and maximum opportunity levels under our AIP and LTIP, with actual outcomes dependent on the performance achieved against predetermined measures and target ranges. This is illustrated by the scenario charts, which can be found on page 125.

Proportionality

Our performance measures and target ranges under the AIP and LTIP are aligned with the Group's strategy and with shareholders' interests over the longer term.

Under the AIP and LTIP discretion may be applied where formulaic outturns are not considered reflective of underlying Group or individual performance. The Committee exercised discretion in recent years to reduce the outcomes under the 2018 AIP, the 2017-2019 LTIP and 2018-2020 LTIP to zero.

The Committee reduced the quantum of awards granted under the LTIP in 2019 and 2020 to 325% and 225% of base salary respectively to mitigate against any potential windfall gains.

Alignment to culture

The Remuneration Policy have been designed to support the delivery of the Group's key strategic priorities and is aligned to Indivior's purpose, values and culture.

As part of the Group's commitment to a culture of compliance and integrity, all employees are required to complete mandatory compliance training each year. Timely completion of the mandatory training is reflected in the governance component of an individual's personal development review ("PDR") objectives. This objective also includes such things as: adhering to all terms of our government agreements, ensuring timely reporting of adverse events and prescriber concerns, adhering to the Code of Conduct and other policies and procedures, and following our "Speak-Up" culture for reporting concerns and elevating compliance risk. Failure to complete the mandatory compliance training or to meet other compliance objectives can impact any merit base salary increase and/or annual bonus that may be awarded.

Annual Report on Remuneration

This Directors' Remuneration Report has been prepared in accordance with the provisions of the Companies Act 2006 and Schedule 8 of the Large and Medium-sized Companies and Groups (Accounts and Reports) Regulation 2008 (as amended), the U.K. Corporate Governance Code (the "Code") and the U.K. Financial Conduct Authority's Listing Rules and Disclosure Guidance and Transparency Rules.

The following report outlines our remuneration framework, how the Remuneration Policy was implemented in 2023, and how the Committee intends to apply the Policy in 2024. This Annual Report on Remuneration, together with the Annual Remuneration Statement from the Chair of the Committee, will be submitted to an advisory shareholder vote at the 2024 AGM.

There were no deviations from the procedure for the implementation of the Remuneration Policy during the year.

The Remuneration Committee

All members of the Committee are considered to be independent for the purposes of the Code, with the exception of the Chair of the Board, Graham Hetherington, who was independent on appointment. All members of the Committee exercise independent judgment and discretion when authorizing remuneration outcomes, and they do not have a personal financial interest, other than as shareholders, in the matters considered by the Committee. The Committee's Terms of Reference require that the Chair of the Committee should have served on a remuneration committee for at least 12 months prior to appointment.

Meetings

Only members of the Committee have the right to attend Committee meetings. The Company Secretary acts as secretary to the Committee. At the invitation of the Committee, the Chief Executive Officer, Chief Human Resources Officer, Global Compensation and Benefits Director and the Company Secretary attended meetings and provided advice to the Committee. The Committee meets with the advisors to the Committee at each meeting without management present.

Members of the Committee and any person attending its meetings do not participate in and are not involved in deciding their own remuneration outcomes.

The Chair of the Committee reports on the activities of the Committee at the following Board meeting, and copies of the minutes of Committee meetings are circulated to all Directors.

Advice provided to the Remuneration Committee

The Committee appointed Deloitte LLP ("Deloitte") as its advisor in December 2014 following a review undertaken in advance of the Company's listing on the London Stock Exchange. Deloitte is a member of the Remuneration Consultants Group and, as such, voluntarily operates under the code of conduct in relation to executive remuneration consulting in the U.K. Fees for advice provided to the Committee for the year, charged on a time spent basis, were £99.4k.

Deloitte also provided advisory services supporting climate-related disclosures as well as other employee and tax-related services to the Group during the year. This included payroll support for the Non-Executive Directors and tax-return support in respect of the Executive Directors' U.S. and U.K. taxable income.

As at December 31, 2023 the membership of the Committee was as follows:

– Jo Le Couillard (Chair)
– Peter Bains
– Graham Hetherington
– Barbara Ryan

> ❯ Details of attendance at Committee meetings can be found on **page 84**

Willis Towers Watson ("WTW") was engaged by the Company to provide the Committee with benchmarking information during the year. The fees for the advice provided were $59.7k and were charged on a time spent basis. WTW also provided benefits consulting support in the U.S. during the year.

The Committee reviews its relationships with its advisors periodically and is satisfied that the advice provided by Deloitte and WTW is objective and independent. During the year, the Committee reviewed Deloitte's processes and internal protocols and concluded that they continued to remain objective and independent.

Directors' Remuneration Report continued

Role and responsibilities

Indivior's remuneration policies and practices are designed to promote the Group's purpose and its long-term sustainable success. The Committee's role is to assist the Board of Directors in fulfilling its oversight responsibility by ensuring that the Remuneration Policy and practices reward fairly and responsibly, are linked to corporate performance, and take account of the generally accepted principles of good governance.

The Committee has delegated authority from the Board for determining the policy for Executive Director remuneration and setting remuneration for the Chair, Executive Directors and senior management. This delegated authority is set out in the Committee's Terms of Reference.

On behalf of and subject to approval by the Board, the Committee primarily:

– sets and regularly reviews the Group's overall remuneration strategy;

– determines the Remuneration Policy for senior management;

– in respect of senior management sets, reviews and approves:

 • remuneration policies, including the AIP and LTIP;

 • individual remuneration and compensation arrangements;

 • participation in the AIP and LTIP; and

 • the targets for the AIP and LTIP.

Key activities during the year

During the year, the Committee:

– reviewed the Group's executive remuneration arrangements in line with the 2021 Remuneration Policy and considered and developed the proposed 2024 Remuneration Policy, taking into account Shareholders' views, for approval by shareholders at the 2024 AGM (May, July, September, November)

– reviewed performance in respect of the outcome for the AIP for the 2022 financial year and 2020-2022 LTIP awards (February)

– reviewed and approved revised share plan rules of the LTIP, the DBP and the all-employee plans to address U.S. securities law and Nasdaq listing standards (February)

– approved the 2022 Directors' Remuneration Report (February)

– reviewed and approved the targets and measures in respect of the 2023 AIP and the 2023-2025 LTIP awards (granted in March 2023) (February)

– reviewed participation rates for the Group's all-employee share plans, and considered the gains to be made under the U.K. Sharesave Plan and the implementation of a detailed communication and financial education plan to support affected employees (February)

– considered the independence of the Remuneration Committee's advisor (May)

– considered the design of incentives for 2024, including the structure of the AIP and the LTIP, the incorporation of measures relating to U.S. OPVEE revenues and in-year pipeline milestones in the 2024 AIP (July, September, November)

– reviewed Indivior's proxy peer group (July)

– considered the Committee's effectiveness and priorities for the forthcoming year (July)

– reviewed and approved a clawback policy for the mandatory recovery of excess incentive-based compensation in line with Nasdaq rules (July).

– reviewed proposed changes to the Committee's terms of reference and recommended to the Board that they be approved (September)

– considered Executive Committee remuneration relative to the market (September)

– reviewed the progress of the Executive Directors and members of the Executive Committee against their shareholding requirements (September)

– reviewed workforce remuneration arrangements and related policies and their alignment with Indivior's culture and executive remuneration arrangements, and considered feedback from an employee focus Group Session on the Group's remuneration structures (September)

– considered and approved Executive Committee salary reviews for 2024 (November)

– considered the Chair's fees for 2024, following a benchmarking review and agreed not to make any changes (November)

– considered that the rules of the LTIP and the U.K. Sharesave Plan would expire in 2024 and reviewed and considered draft new rules to be submitted to shareholders for approval at the 2024 AGM (November)

Single total figure of remuneration for the Executive Directors (audited)

The table below sets out the remuneration of the Executive Directors for the financial year ended December 31, 2023, and comparative figures for the financial year ended December 31, 2022.

Executive Directors	Mark Crossley		Ryan Preblick	
	2023 $'000	2022 $'000	2023 $'000	2022 $'000
Fixed pay				
Base salary	834.2	806.0	516.7	499.2
Taxable benefits[1]	64.2	60.6	66.8	59.0
Pension benefits	28.0	25.9	28.0	25.9
Total fixed pay	**926.4**	892.5	**611.5**	584.1
Variable pay				
AIP[2]	1,418.1	1,217.1	527.0	452.3
LTIP [3, 4]	5,230.1	7,864.5	3,724.9	1,175.5
Total variable pay	**6,648.2**	9,081.6	**4,251.9**	1,627.8
Total pay	**7,574.6**	9,974.1	**4,863.4**	2,211.9

Note: Totals may not sum up due to rounding.
1. Taxable benefits included car allowances ($19.5k each for Mark Crossley and Ryan Preblick) and medical cover ($19.3k for Mark Crossley and $29.8k for Ryan Preblick).
2. The AIP is paid 75% in cash, with the remaining 25% deferred into conditional shares for two years under the DBP (subject to continued employment as well as malus provisions).
3. The LTIP awards granted to Mark Crossley and Ryan Preblick in March 2021 vested on March 1, 2024 and are subject to a two-year post-vesting holding period and will be released on March 1, 2026. The value of the awards has been estimated based on the number of vested shares (300,000 and 213,665 for Mr Crossley and Mr Preblick respectively) at the three-month average share price of Indivior shares for the last quarter of the 2023 financial year (1405.2p) and converted to US$ using the average GB£/US$ exchange rate over the same period (GB£1:US$1.24066). The value generated through share price appreciation is $4,339k ($2,534k for Mark Crossley and $1,805k for Ryan Preblick).
4. The value of the 2020-2022 LTIP awards, which vested on March 9, 2023, has been updated to reflect the share price (1500.0p) and converted to US$ using the exchange rate (GB£1:US$1.1832) on the vesting date.

Base salary (audited)

The Executive Directors received a base salary increase of 4.5% effective January 1, 2024. Senior executives were awarded base salary increases aligned with those for the wider workforce. The annual base salaries for the Executive Directors as at January 1, 2024 and January 1, 2023 are set out below.

Executive Directors	Base salary at January 1, 2024 $'000	Base salary at January 1, 2023 $'000	% increase on prior year
Mark Crossley	871.7	834.2	4.5%
Ryan Preblick	539.9	516.7	4.5%

Taxable benefits (audited)

Taxable benefits consist primarily of healthcare, car allowance, life and disability insurance and professional support for the completion of U.S. and U.K. tax returns.

Pension benefits (audited)

Mark Crossley and Ryan Preblick received pension contributions consisting of profit-sharing contributions of $13.2k (4% of eligible compensation) and a Company match of $14.9k (75% on elected deferrals up to 4.5% of eligible compensation) as participants of the Indivior Profit Sharing and 401(k) Plan. Contributions are subject to the limits set by the Internal Revenue Service. The Executive Directors do not have a prospective entitlement to a defined benefit or cash balance pension by reason of qualifying service.

No changes have been made to the pension arrangements for 2024. The pension benefits of the Executive Directors remain fully aligned with those of the wider U.S. workforce.

Annual Incentive Plan

AIP 2023 (audited)

The maximum AIP opportunity for the Chief Executive Officer is 200% of base salary. The maximum AIP opportunity for the Chief Financial Officer is 120% of base salary.

The Committee set stretching performance targets in the context of the business plan for 2023 and taking account of external forecasts. These targets were set by reference to the key strategic drivers for the business: global net revenues for SUBLOCADE and U.S. net revenues for PERSERIS. For threshold performance 12.5% of the maximum bonus would be paid, for target performance 50% of the maximum bonus would be paid, and 100% of the maximum bonus would be paid for the delivery of exceptional performance significantly above both internal and external expectations. The outturn is calculated on a straight-line basis between threshold and target and between target and maximum.

The table below provides an overview of the performance against the targets set by the Committee in respect of the two financial metrics.

Measure	Weighting	Performance targets Threshold $m	Target $m	Maximum $m	Achieved $m	Outturn as a % of maximum
Global net revenue – SUBLOCADE	80%	550	590	630	630	**80.0%**
U.S. net revenue – PERSERIS	20%	39	49	59	42	**5.0%**
Total	**100%**	–	–	–	–	**85.0%**

In addition, an ESG metric was introduced for 2023, which acted as a potential modifier to the overall AIP outturn, reducing the overall AIP outturn by up to 10% if certain ESG targets were not met during the year. ESG metrics focused on how we drove forward our understanding of the disease state and created new science to pave the way for an even deeper understanding of patient needs. We honored our commitment to maintaining a robust and reasonable approach at all times, and minimized our impact on the environment.

The ESG targets were as follows:

Pillar	Measure	Achievement
Environment	Initiatives that will lead to a reduction in long-term Scope 1 and 2 carbon emissions	A number of key carbon emission reduction initiatives were implemented through the year. This included the installation of renewable energy generation and energy efficient heating systems at sites in the U.K., the development of a comprehensive carbon reduction plan for operations in the U.S. and the implementation of quarterly internal emissions reporting.
Social	Real-World Evidence (RWE) studies and data generation plan	All planned studies targeting the collection of RWE were completed in the year.
Social	2023 publication strategy & presentation at scientific conferences	All targeted submissions of peer-reviewed publications and conference presentations were delivered.
Governance	Compliance with Government Agreements & promotion of 'Speak Up' culture	Compliance with Government Agreements was maintained and achievements against targets relating to the 'Speak Up' culture, as demonstrated through survey results, were well above benchmark.
Overall		

Overall performance resulted in a formulaic outturn of 85% of maximum. 25% of the 2023 AIP bonus payment will be deferred into conditional shares for two years under the Deferred Bonus Plan (DBP) (subject to continued employment as well as malus provisions).

The Committee considered the formulaic outcome to be appropriate in the context of the underlying performance of the business and the wider context of the operating environment and our shareholders and stakeholders and therefore did not exercise its discretion.

AIP 2024

The Chief Executive Officer and Chief Financial Officer will have a maximum bonus opportunity under the AIP of 200% and 120% of base salary respectively.

The Committee has considered the key strategic objectives for the business and has aligned the performance measures for the AIP 2024 with these. The targets remain focused on accelerating the global growth of SUBLOCADE and advancing PERSERIS in the U.S. and have been expanded to include OPVEE revenues in the U.S., and the advancement of pipeline assets. The majority of the weighting remains focused on global net revenues for SUBLOCADE. The ESG metric will act as a modifier to the overall AIP outturn, potentially reducing the overall AIP outturn by up to 10% if certain ESG targets are not met. The ESG targets are closely tied to our mission and ESG maturity journey, and include initiatives linked to; 1) the long-term reduction of Scope 1 and 2 carbon emissions; 2) increasing the understanding of substance use disorders to pave the way for a deeper understanding of patient needs and treatment innovation; and 3) maintaining high standards of compliance.

Bonuses for 2024 will be based on the following measures and weightings:

Measure	Weighting
Global net revenue – SUBLOCADE	56%
U.S. net revenue - PERSERIS	16%
U.S. net revenue – OPVEE	8%
2024 Pipeline KPIs	20%
ESG modifier	(up to -10%)

The performance targets for 2024, including the ESG modifier, have not been disclosed as they are considered to be commercially sensitive. However, we commit to disclosing the performance targets retrospectively in next year's Annual Report on Remuneration. In line with our Remuneration Policy, 75% of the Executive Directors' bonus will be delivered in cash and 25% will be deferred into conditional shares for two years under the DBP (subject to continued employment as well as malus provisions).

Deferred Bonus Plan awards (audited)

In line with the Remuneration Policy, the Executive Directors deferred 25% of their 2022 bonus into conditional shares under the DBP. The deferred conditional share awards were granted on March 16, 2023 and vest after two years subject to continued employment as well as malus provisions.

Executive Directors	Date of grant	No. of shares under award	Closing share price at date of grant	Face value $'000[1]	Vesting date
Mark Crossley	Mar 16, 2023	18,169	1392.0p	304.3	Mar 16, 2025
Ryan Preblick	Mar 16, 2023	6,752	1392.0p	113.1	Mar 16, 2025

1. The face value of the awards was calculated using the average mid-market closing price of Indivior's shares on the business day immediately preceding the date of grant (1389.0p) and converted to US$ using the closing exchange rate on the day immediately preceding the date of grant (GB£1: US$1.2056).

Long-Term Incentive Plan awards (audited)

2021-2023 LTIP awards

Conditional awards were granted under the LTIP to the Executive Directors on March 1, 2021. The awards vested on March 1, 2024 and are subject to a two-year holding period before the shares are released; clawback provisions apply during this holding period.

Executive Director	Date of grant	No. of shares under award at maximum[1]	Closing share price at date of grant[1]	Face value $'000[2]	Performance Period	Vesting date	Release date
Mark Crossley	Mar 1, 2021	300,000[3]	646.0p	2,695.8	Jan 2021 – Dec 2023	Mar 1, 2024	Mar 1, 2026
Ryan Preblick	Mar 1, 2021	213,665[4]	646.0p	1,920.0	Jan 2021 – Dec 2023	Mar 1, 2024	Mar 1, 2026

1. The number of shares under award and closing share price at date of grant have been restated to reflect the Company's 5:1 share consolidation, which became effective on October 10, 2022.
2. The face value of the awards was calculated using the average mid-market closing price of Indivior's shares on the five business days immediately preceding the date of grant (644.1p) and converted to US$ using the closing exchange rate on the day immediately preceding the date of grant (GB£1: US$1.3951).
3. The number of shares awarded to Mark Crossley reflects the maximum LTIP award opportunity under the 2021 Remuneration Policy, which is the lower of 400% of base salary or 300,000 shares.
4. The number of shares awarded to Ryan Preblick reflects the maximum LTIP award opportunity under the 2021 Remuneration Policy of 400% of base salary.
5. Participants are entitled to receive any dividends paid (or cash equivalent of dividends paid) during the vesting and post-vesting holding period when the shares are released; no dividends were paid between the date of grant and the date of this report.

Directors' Remuneration Report continued

The measures set and performance against those measures for the awards granted to Mark Crossley and Ryan Preblick were as follows:

Measure	Weighting of award	Outturn (as a % of maximum)
Relative TSR vs. the constituents of the FTSE 250 (excluding investment trusts)	50%	100%
Relative TSR vs. the constituents of the S&P 1500 Pharmaceutical and Biotech Index	50%	100%
Outcome		**100%**

Due to the absolute cap on the LTIP opportunity under the 2021 Remuneration Policy of 300,000 shares, Mark Crossley was granted an award over shares with a value less than 400% of base salary in 2021. These awards were subject to two separate measures of equal weighting: 1) relative TSR versus the constituents of the FTSE 250 Index (excluding investment trusts) and 2) relative TSR versus the constituents of the S&P 1500 Pharmaceutical and Biotech Index. 12.5% of the maximum awards vested where Indivior was ranked at median in comparison to the respective peer group, and 100% of the maximum awards vested where Indivior was ranked upper quartile or above. The awards vested on a straight-line basis between median and upper quartile, with none of the award vesting if Indivior had been ranked below median. Indivior ranked above the upper quartile against both of the TSR peer groups, resulting in the vesting of 100% of the maximum award.

2023-2025 LTIP awards

Under the 2021 Remuneration Policy, conditional awards with a value of 400% of base salary or a maximum of 300,000 shares may be granted to the Executive Directors each year. On March 3, 2023, the Chief Executive Officer and Chief Financial Officer were granted conditional awards over shares with a value of 400% of base salary.

Executive Director	Date of grant	No. of shares under award at maximum[1]	Closing share price at date of grant	Face value $'000	Performance period	Vesting date	Release date
Mark Crossley	Mar 3, 2023	183,271	1512.0p	3,336.8	Jan 2023–Dec 2025	Mar 3, 2026	Mar 3, 2028
Ryan Preblick	Mar 3, 2023	113,510	1512.0p	2,066.7	Jan 2023–Dec 2025	Mar 3, 2026	Mar 3, 2028

1. The face value of the awards was calculated using the average mid-market closing price of Indivior's shares on the five business days immediately preceding the date of grant (1518.40p) and converted to US$ using the closing exchange rate on the day immediately preceding the date of grant (GB£1:US$1.1991).

The Committee considered the LTIP measures and determined that the performance measures for 2023-2025 LTIP awards would remain focused on shareholder returns. One half is based on relative ranked TSR versus the FTSE 250 (excluding investment trusts), and the other half is based on relative ranked TSR versus the S&P 1500 Pharmaceutical & Biotech Index. The use of two relative TSR comparator groups is intended to balance the fact that Indivior is a U.K.-listed company with an additional U.S. listing, and also recognizes that Indivior operates within a specialized sector, where the majority of its peers are listed in the U.S.

Measure	Weighting	Rationale for metric
Relative TSR vs. FTSE 250 (excluding investment trusts)	50%	Provides alignment with shareholders through the relative outperformance of other U.K.-listed companies
Relative TSR vs. S&P 1500 Pharmaceutical and Biotech Index	50%	Provides alignment with shareholders through the relative outperformance of direct sector peers who are subject to similar market influences

Relative TSR performance against each comparator group will be measured over three financial years (2023-2025). The 2023-2025 LTIP awards are subject to an additional two-year holding period following the end of the three-year performance period. 12.5% of the maximum award will vest for Indivior being ranked median in comparison to the respective peer group, and 100% of the maximum award will vest for being ranked upper quartile. The award will vest on a straight-line basis between median and upper quartile, with none of the awards vesting if Indivior is ranked below median.

2024-2026 LTIP awards

Under the 2021 Remuneration Policy, the Executive Directors may be granted annual LTIP awards with a face value of 400% of base salary; the LTIP quantum under the proposed 2024 Remuneration Policy is unchanged.

The Committee has considered the LTIP measures in the current business context and determined that the performance measures for 2024-2026 LTIP awards will remain focused on shareholder returns. One half will be based on relative ranked TSR versus the FTSE 250 excluding investment trusts, and the other half will be based on relative ranked TSR versus the S&P 1500 Pharmaceutical & Biotech Index. The use of two relative TSR comparator groups is intended to balance the fact that Indivior is a U.K.-listed company with an additional U.S. listing, and also recognizes that Indivior operates within a specialized sector, where the majority of its peers are listed in the U.S.

Measure	Weighting	Rationale for metric
Relative TSR vs. FTSE 250 excluding investment trusts	50%	Provides alignment with shareholders through the relative outperformance of other U.K.-listed companies
Relative TSR vs. S&P 1500 Pharmaceutical and Biotech Index	50%	Provides alignment with shareholders through the relative outperformance of direct sector peers who are subject to similar market influences

Relative TSR performance against each comparator group will be measured over three financial years (2024-2026). 12.5% of the maximum award will vest for Indivior being ranked median in comparison to the respective peer group, and 100% of the maximum award will vest for being ranked in the upper quartile or above. The award will vest on a straight-line basis between median and upper quartile, with none of the awards vesting if Indivior is ranked below the median.

In line with the 2021 Remuneration Policy, under the 2024 Remuneration Policy the 2024 LTIP awards are subject to an additional two-year holding period following the end of the three-year performance period.

Malus and clawback

The Remuneration Committee has the discretion to scale back or cancel LTIP awards, extend the performance period or defer the exercise period prior to the satisfaction of awards or after the end of any relevant holding period in the event; that results are materially misstated for part of the performance period applicable to an award, an individual's conduct has amounted to gross misconduct or in the event of serious reputational damage to Indivior. Where LTIP awards have vested, the Committee has the discretion to "claw back" awards or reduce amounts of other payments due to the individual up to the fifth anniversary of the grant of awards in the circumstances described above.

Indivior PLC Executive Compensation Clawback Policy

During the year, the Company adopted an Executive Compensation Clawback Policy to comply with new SEC requirements for U.S. listed companies (including foreign private issuers such as Indivior) to adopt a policy requiring them to recover incentive-based compensation paid to covered executives in certain circumstances. The new policy, which requires clawback in circumstances that are wider than those currently provided for by the Company's existing clawback provisions, requires Indivior to recover incentive-based compensation if (i) there is a restatement of the Company's financial statements due to material non-compliance with any financial reporting requirement under securities laws, or that would result in a material misstatement if not corrected for prior periods; and (ii) a covered executive has received incentive-based compensation in excess of what they should have received if such compensation was instead calculated using the corrected Company financial statements.

Executive Financial Recoupment Program

As part of the Group's Corporate Integrity Agreement with the Office of the Inspector General of the U.S. Department of Health and Human Services, an Executive Financial Recoupment Program was implemented in 2020 (the "Recoupment Program"). Under the terms of the Recoupment Program, up to two years of performance pay may be put at risk of forfeiture and/or recoupment for certain U.S.-based executives (which includes both serving Executive Directors).

Forfeiture and/or recoupment may be applied in the event that it is determined that there has been a "Triggering Event"; a Triggering Event includes significant misconduct (violation of law or regulation or a significant violation of an Indivior policy) related to covered activities or significant misconduct related to covered activities by subordinate employees in the business unit for which the relevant executive had responsibility that is not an isolated incident and which the relevant executive knew or should have known was occurring. Forfeiture and/or recoupment under the Recoupment Program may be applied to awards granted after November 20, 2020 and will cease to apply to awards on July 24, 2025 or the date on which the Group's obligations under the Corporate Integrity Agreement expire (if later).

A copy of the Corporate Integrity Agreement can be found on the Group's website www.indivior.com.

Directors' Remuneration Report continued

Outstanding share awards under the LTIP and DBP (audited)

Details of conditional awards over shares held by the Executive Directors at December 31, 2023 are shown below.

Plan	Date of grant	Normal vesting date	Normal release date[1]	No. of shares under award at January 1, 2023[2]	Granted during the year[2]	Released for net settlement during the year[2]	Vested and released during the year[2]	Vested and subject to holding period[1, 2]	Unvested awards at December 31, 2023	Performance period
Mark Crossley										
LTIP	Mar 3, 2023	Mar 3, 2026	Mar 3, 2028	–	183,271	–	–	–	183,271	2023–2025
LTIP	Mar 1, 2022	Mar 1, 2025	Mar 1, 2027	175,699	–	–	–	–	175,699	2022–2024
LTIP	Mar 1, 2021	Mar 1, 2024	Mar 1, 2026	300,000	–	–	–	–	300,000	2021–2023
LTIP	Nov 6, 2020[3]	Mar 9, 2023	Mar 9, 2025	31,596	–	1,296	–	30,300	–	2020–2022
LTIP	Mar 9, 2020[3]	Mar 9, 2023	Mar 9, 2025	411,522	–	16,873	–	394,649	–	2020–2022
LTIP	Aug 8, 2019	Mar 5, 2022	Mar 5, 2024	5,750	–	–	–	5,750	–	2019–2021
LTIP	Mar 5, 2019	Mar 5, 2022	Mar 5, 2024	153,561	–	–	–	153,561	–	2019–2021
DBP	Mar 16, 2023	Mar 16, 2025	n/a	–	18,169	–	–	–	18,169	n/a
DBP	Mar 15, 2022	Mar 15, 2024	n/a	19,215	–	–	–	–	19,215	n/a
Total				**1,097,343**	**201,440**	**18,169**	**-**	**584,260**	**696,354**	
Ryan Preblick										
LTIP	Mar 3, 2023	Mar 3, 2026	Mar 3, 2028	–	113,510	–	–	–	113,510	2023–2025
LTIP	Mar 1, 2022	Mar 1, 2025	Mar 1, 2027	108,820	–	–	–	–	108,820	2022–2024
LTIP	Mar 1, 2021	Mar 1, 2024	Mar 1, 2026	213,665	–	–	–	–	213,665	2021–2023
LTIP	Mar 9, 2020[4]	Mar 9, 2023	n/a	52,987	–	23,898	29,089	–	–	2020–2022
LTIP	Mar 9, 2020[4]	Mar 9, 2023	n/a	13,246	–	5,974	7,272	–	–	n/a
DBP	Mar 16, 2023	Mar 16, 2025	n/a	–	6,752	–	–	–	6,752	n/a
DBP	Mar 15, 2022	Mar 15, 2024	n/a	7,140	–	–	–	–	7,140	n/a
Total				**395,858**	**120,262**	**29,872**	**36,361**	**-**	**449,887**	

1. Awards granted to the Executive Directors under the LTIP are subject to a two-year post-vesting holding period, after which time the vested shares are released to the Executive Director. The LTIP awards granted to Ryan Preblick in 2020 were granted prior to his appointment as Chief Financial Officer and, consequently, are not subject to a two-year post-vesting holding period.
2. Where applicable, the number of shares under award has been restated to reflect the Company's 5:1 share consolidation, which became effective on October 10, 2022.
3. Mark Crossley was granted an LTIP award with a value of 225% of base salary in March 2020. He was granted an additional award under the LTIP on November 6, 2020, to reflect his increased base salary for 2020 following his appointment as Chief Executive Officer. On vesting, a proportion of the awards were released to enable the settlement of U.S. social taxes due. The award remains subject to a two-year post-vesting holding period. The vested shares will be released on March 9, 2025.
4. Ryan Preblick's 2020-22 LTIP awards, which were granted to him before his appointment as Chief Financial Officer, were settled on a net settled basis, resulting in a reduction in the number of shares delivered with a value equivalent to the taxes due on vesting.
5. Awards granted under the LTIP and the DBP are made in the form of conditional awards over shares. Participants are entitled to receive an amount equivalent in value to any dividends payable on the number of vested shares between the dates of grant and vesting (or release date for awards subject to a post-vesting holding period).

Executive Directors' shareholding and share interests (audited)

Indivior's remuneration schemes have been designed to promote long-term shareholdings by Executive Directors. Awards granted under the LTIP vest subject to the achievement of stretching performance targets measured over a performance period of at least three years and are then subject to a two-year post-vesting holding period. In addition, 25% of any annual bonus paid under the AIP is deferred into conditional shares for two years under the DBP.

Aligned with the maximum opportunity under the LTIP, the Executive Directors are required to build a shareholding with a value equivalent to 400% of base salary or 300,000 shares, whichever is lower. For the purposes of this requirement the following count towards the Executive Directors' shareholding: 1) shares held outright by the Executive (and where applicable shares held by persons closely associated with them); 2) vested LTIP awards that are subject to a post-vesting holding period (adjusted to take account of the estimated tax liability arising on release); 3) unvested DBP awards (adjusted to take account of the estimated tax liability arising on vesting); and 4) vested but unexercised options (adjusted to take account of the exercise price and estimated tax liability arising on exercise). Executive Directors have five years from the date of appointment to their current role in which to achieve this shareholding requirement. Members of the Executive Committee are expected to build a shareholding of 150% of base salary within the same time-frames.

Once the requirement has been met, Executive Directors are not expected to buy additional shares in the open market to rebuild their shareholding where the market value of their shares has subsequently reduced as a result of share price decline and/or exchange rate fluctuations. In such circumstances, the Executive Directors would be expected to retain a proportion of shares arising from future vestings or releases of shares to rebuild their holding.

The table below shows the shareholding of each of the Executive Directors (together with interests held by persons closely associated with them) as at December 31, 2023 and as at the date of this report, and a summary of outstanding awards as at December 31, 2023. The change in interests of Mark Crossley between December 31, 2023 and March 5, 2024 is detailed in the table below.

	Number of shares owned outright		LTIP awards		DBP awards	Market-value options				
Executive Directors	At March 5, 2024	At December 31, 2023	Vested and subject to two-year post-vesting holding period	Unvested and subject to performance conditions and continued employment	Unvested and subject to certain conditions	Vested but not exercised	Shareholding requirement (% of base salary)	Shareholding at December 31, 2023 (% of base salary)[1]	Date by which shareholding requirement to be achieved[2]
Mark Crossley	181,236[3]	90,032	584,260	658,970	37,384	42,123[4]	400%	965%	Achieved
Ryan Preblick	64,466	64,466	–	435,995	13,892	–	400%	252%	Nov 2025

1. In line with Indivior's executive shareholding requirements, the Executive Directors' shareholdings as a % of base salary have been calculated based on the aggregate value of: 1) shares held outright; 2) vested LTIP awards that are subject to a post-vesting holding period (adjusted to take account of the estimated tax liability arising on release); 3) unvested DBP awards (adjusted to take account of the estimated tax liability on vesting); and 4) vested but unexercised options adjusted for the exercise price and estimated tax liability arising on exercise). Calculations were made using the three-month average share price to December 31, 2023 (1405.2p); an estimated tax rate of 45% was assumed in calculating the net value of awards where a tax liability will arise upon exercise, vest or release.
2. Executive Directors have five years from date of appointment in which to achieve their shareholding requirement.
3. Mark Crossley received 91,204 shares on March 5, 2024 following the release of LTIP awards granted to him in 2019. The release of the award was settled on a net settled basis, with 68,107 shares canceled to enable the settlement of taxes due.
4. Mark Crossley holds a vested but unexercised market-value option over 42,123 shares. This option was granted under the rules of the LTIP in December 2014 (on demerger) at an option price of 555.0p per share. The option vested on May 11, 2016 and is scheduled to lapse on December 28, 2024 (i.e. on the tenth anniversary of the award date).

Payments to past Directors (audited)

There were no payments to past Directors.

Payments for loss of office (audited)

There were no payments for loss of office.

External appointments

Subject to the prior approval of the Board, Executive Directors are able to accept an external appointment to a corporate board outside the Company. The Executive Directors do not hold any external appointments.

Review of past performance

Historical TSR performance

The graph below shows the TSR of the Company and the FTSE 250 Index over the period from admission to the London Stock Exchange on December 23, 2014, to December 31, 2023. The FTSE 250 Index was selected on the basis that the Company was a member of the FTSE 250 Index for the majority of the period.



Directors' Remuneration Report continued

Chief Executive Officer remuneration

The historical total remuneration for the Chief Executive Officer for the period from January 1, 2014, to December 31, 2023, is set out in the table below. The AIP payout and LTIP vesting level as a percentage of the maximum opportunity are also shown.

	Shaun Thaxter 2014	Shaun Thaxter 2015	Shaun Thaxter 2016	Shaun Thaxter 2017	Shaun Thaxter 2018	Shaun Thaxter 2019	Shaun Thaxter[1] 2020	Mark Crossley[1] 2020	Mark Crossley 2021	Mark Crossley 2022	Mark Crossley 2023
Single figure of total remuneration ($'000)	1,968.1	4,317.9	5,024.8	9,215.7	1,009.6	2,138.7	557.3	760.5	5,185.0	9,974.1	7,574.6
AIP (outturn as a % of maximum)	100%	94.5%	94.5%	78.5%	0%	65.5%	0%	0%	88.5%	75.5%	85%
LTIP (outturn as a % of maximum)	n/a	93.3%	100%	73.5%	0%	0%	0%	0%	67.8%	100%	100%

1. Mark Crossley was appointed Chief Executive Officer on June 29, 2020. Shaun Thaxter was Chief Executive Officer from the date of listing in 2014 until June 27, 2020.

The Group has fewer than 250 employees in the U.K. and is therefore not required to publish Chief Executive Officer pay ratio information as set out by The Companies (Miscellaneous Reporting) Regulations 2018.

Percentage change in the remuneration of Directors and employees

The following table sets out the change in remuneration, excluding LTIP and pension contributions, paid to the Directors who served on the Board in 2020, 2021 and 2022, compared with the average percentage change for the U.S. employee population; the majority of the Group's employees are based in the U.S.

Year-on-year change in remuneration of Directors compared to U.S. employee population												
	2023			2022			2021			2020		
	Base salary/ fees	Taxable benefits	Annual bonus	Base salary /fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus	Base salary/ fees	Taxable benefits	Annual bonus
U.S. Employee Population[1]	6.8%	(7)%	23.1%	3.6%	14.2%	(7.23)%	1.0%	(11.0)%	106%	4.8%	13.0%	(38.0)%
Executive Directors												
Mark Crossley[2]	3.5%	5.9%	16.5%	4.0%	12.8%	(11.3)%	14.8%	(12.5)%	n/a	27.7%	32.7%	(100)%
Ryan Preblick[3]	3.5%	13.2%	16.5%	4.0%	14.6%	(11.3)%	766.7%	711.9%	n/a	–	–	–
Non-Executive Directors												
Graham Hetherington	0%	n/a[10]	–	0%	–	–	157.5%	–	–	754.4%	–	–
Peter Bains	2.9%	n/a[10]	–	0%	–	–	0%	–	–	172.0%	–	–
Dr. Keith Humphreys[4]	n/a	n/a[10]	–	–	–	–	–	–	–	–	–	–
Jerome Lande[5]	(2.4)%	n/a[10]	–	19.3%	n/a	–	–	–	–	n/a	–	–
Jo Le Couilliard[5]	6.7%	n/a[10]	–	29.4%	–	–	–	–	–	n/a	–	–
Dr. A. Thomas McLellan[6]	3.3%	n/a[10]	–	0%	n/a	–	0%	(100)%	–	(10.7)%	1.0%	–
Barbara Ryan[7,9]	n/a	n/a[10]	–	–	–	–	–	–	–	–	–	–
Mark Stejbach[5]	9.95%	n/a[10]	–	29.4%	n/a	–	–	–	–	–	–	–
Juliet Thompson[5,8]	8.8%	n/a[10]	–	32.2%	–	–	–	–	–	–	–	–
Former Non-Executive Directors												
Lorna Parker[11]	–	n/a[10]	–	(4.2)%	–	–	(7.9)%	–	–	0%	(1.1)%	–
Daniel J. Phelan[11]	–	n/a[10]	–	–	–	–	–	–	–	–	–	–

1. Indivior PLC is not an employing company and therefore the remuneration of the U.S. employee population (on a full-time equivalent basis) has been included as the comparator group as this is where the majority of the Group's employees are based.
2. Further details of Mark Crossley's remuneration arrangements can be found on page 133.
3. Further details of Ryan Preblick's remuneration arrangements can be found on page 133.
4. Dr. Keith Humphreys was appointed to the Board on November 9, 2023.
5. Jerome Lande, Jo Le Couilliard, Juliet Thompson and Mark Stejbach were appointed to the Board on March 24, 2021.
6. Dr. A. Thomas McLellan retired from the Board on February 29, 2024.
7. Barbara Ryan was appointed to the Board on June 1, 2022.
8. Juliet Thompson was appointed Senior Independent Director on October 1, 2023.
9. "n/a" refers to a nil value or part-year in the previous year which means that a year-on-year change cannot be calculated.
10. Benefits provided to Non-Executive Directors comprised the grossed-up cash value of travel and subsistence costs incurred in the normal course of business in relation to attendance at Board meetings and in fulfilling their roles, and the cost of providing professional support for the completion of U.K. tax returns for U.S. tax residents. A directly comparable percentage change compared to the previous year is not possible. The amount of taxable benefits received by Non-Executive Directors in 2023 is shown on page 142.
11. Daniel J. Phelan and Lorna Parker retired as Non-Executive Directors on September 30, 2023.

Workforce remuneration and engagement on executive remuneration

During the year, the Committee undertook a review of the remuneration arrangements and related policies for the wider workforce. This comprised a review of the Group's core compensation programs, including the base salary merit increase process, benefits, and short- and long-term incentive arrangements. Variable remuneration schemes are designed to drive performance and behaviors consistent with the Group's purpose, values and strategy. Performance measures under the AIP are designed to align to the key strategic drivers for the year ahead and are developed alongside the Group's annual financial plans. Performance measures for awards granted to senior leaders under the LTIP are subject to relative TSR measures and are therefore directly aligned with the interests of shareholders.

In July 2023, representatives from Indivior's Culture and Inclusion Champions Network took part in a focus group session on executive remuneration. The focus group consisted of eight employees, each representing different functions and levels of the organization. The session included a presentation which explained the various principles, policies and practices involved in setting executive remuneration and how these aligned with Indivior's strategy, culture and the wider workforce.

Following the session, a pulse survey was conducted to obtain feedback from the employee focus group. Overall feedback was very positive, with all attendees agreeing that Indivior's pay principles, policies and practices are aligned with the Group's strategy and culture and that the principles, policies and practices for executives are aligned with the wider workforce. Areas for enhancement were primarily focused on improving clarity and transparency. Feedback from the session will be used to guide future employee engagement on executive remuneration, which will include executive remuneration as an element of discussion at engagement sessions with the designated Non-Executive Directors for workforce engagement.

The results of the pulse survey were discussed at the workforce engagement event hosted by Daniel J. Phelan, Jo Le Couilliard and Mark Stejbach. The results of the pulse survey and feedback from the workforce engagement event were discussed at the Committee's meeting in September 2023. Further information on workforce engagement can be found on page 89.

Relative importance of spend on pay

The following table shows total employee pay compared with shareholder distributions and research and development expenses for 2023 and 2022. Research and development expenses have been selected as a comparator as this measure is considered to be an indicator of investment in the future performance of the business.

	2023 $m	2022 $m	% change
Total employee pay[1]	309	240	29%
Shareholder distributions[2,3]	33	90	(63)%
Research and development expenses[4]	106	72	47%

1. See Note 5 to the financial statements on page 179 for further information regarding employee costs.
2. In line with the Dividend Policy approved by the Board in 2016, there were no dividends paid in respect of the 2022 and 2023 financial year.
3. The Group commenced a $100m share repurchase program in May 2022 which was completed in May 2023. A further share repurchase program of up to $100m or 13,632k shares commenced in November 2023; from 1 January 2023 to December 31, 2023 the Company repurchased and cancelled 1,897k shares in connection with these programs. See Note 23 to the financial statements on page 201 for further information regarding share capital.
4. See Note 4 to the financial statements on page 178 for further information regarding research and development expenses.

Directors' Remuneration Report continued

Dilution limits

The rules of Indivior's share plans provide that awards can be satisfied by newly issued shares, the transfer of treasury shares, or existing shares (purchased in the market and held in an employee benefit trust). The rules state that the aggregate number of shares that may be issued to satisfy awards made under these plans must not exceed 10% of the Company's issued share capital in any ten-year period.

The Committee reviewed the number of shares subject to award to ensure that these limits were not breached by the granting of awards during the year.

Single total figure of remuneration for the Chair and Non-Executive Directors (audited)

The table below sets out the total remuneration received by the Chair and the Non-Executive Directors for the year ended December 31, 2023.

	Role as at December 31, 2023	2023 Fees '000[1]	2022 Fees '000[1]	2023 Benefits '000[2]	2022 Benefits '000[2]	2023 Total '000	2022 Total '000
Graham Hetherington[3]	Chair	£275.0	£275.0	£5.8	–	£280.8	£275.0
Peter Bains	Independent Non-Executive Director	£87.5	£85.0	£2.8	–	£90.3	£85.0
Dr. Keith Humphreys[3,4]	Independent Non-Executive Director	£17.8	–	-	-	£17.8	-
Jerome Lande[3,5]	Non-Executive Director	$97.4	$99.8	$5.6	$1.8	$103.0	$101.7
Jo Le Couilliard[3,6]	Independent Non-Executive Director	£80.0	£75.0	£2.3	–	£82.3	£75.0
Dr. A. Thomas McLellan[3]	Independent Non-Executive Director	$111.9	$108.3	$8.5	$1.8	$120.4	$110.0
Barbara Ryan[3,7]	Independent Non-Executive Director	$115.5	$58.3	$5.5	–	$121.0	$58.3
Mark Stejbach[3,8]	Independent Non-Executive Director	$119.0	$108.3	$6.1	$1.8	$125.1	$110.0
Juliet Thompson[3,9]	Senior Independent Director	£92.5	£85.0	£2.9	–	£95.4	£85.0
Former Non-Executive Directors							
Lorna Parker[10,11]		£56.3	£75.0	–	–	£56.3	£75.0
Daniel J. Phelan[10]		$113.7	$151.6	$10.4	$1.9	$124.1	$153.4

Note: Totals may not sum up due to rounding.
1. Fees paid to the Chair and the Non-Executive Directors are paid in their local currency. In 2016, a fixed exchange rate (GB£1:US$1.4434) was applied to translate U.K. amounts into U.S. dollars, effectively setting fees at that time, on both a U.K. and U.S. basis.
2. Benefits comprise the grossed-up cash value of travel and subsistence costs incurred in the normal course of business in relation to attendance at Board meetings held in the U.K. and in fulfilling the Non-Executive Director's role, and the cost of providing professional support for the completion of U.K. tax returns for U.S. tax residents. These costs were translated to US$ using the average exchange rate for the 2023 financial year (GB£1:US$1.2435).
3. The Chair and the Non-Executive Directors were appointed to the newly formed Nomination Committee on October 1, 2023.
4. Dr. Keith Humphreys was appointed to the Board on November 9, 2023. He had no taxable benefits during 2023.
5. Jerome Lande stood down as a member of the Audit & Risk Committee with effect from April 25, 2022; his fees were adjusted accordingly.
6. Jo Le Couilliard was appointed as Chair of the Remuneration Committee on October 1, 2023; her fees were adjusted accordingly.
7. Barbara Ryan was appointed as a Non-Executive Director on June 1, 2022 and was appointed as a member of the Audit & Risk and Science Committees on July 27, 2022. The fee shown for 2022 is from the date of her appointment to December 31, 2022. As Ms. Ryan was appointed after the end of the 2021-2022 tax year, she did not incur a U.K. tax liability and did not need support to file a U.K. tax return. Ms. Ryan was appointed as a member of the Remuneration Committee on October 1, 2023.
8. Mark Stejbach was appointed as Chair of the Compliance, Ethics & Sustainability Committee on October 1, 2023.
9. Juliet Thompson was appointed as Senior Independent Director on 1 October 2023; her fees were adjusted accordingly.
10. Lorna Parker and Dan Phelan retired from the Board on September 30, 2023.
11. Lorna Parker's reportable taxable benefits during 2023 were de minimis and are not shown in the table above.

Chair and Non-Executive Directors' fees (audited)

The current fee levels for the Chair and Non-Executive Directors are set out in the table below.

	Fee in GB£[1]	Fee in US$[1]
Chair fee[2]	£275,000	n/a
Non-Executive Director fee	£55,000	$79,387
Additional Senior Independent Director fee	£20,000	$28,868
Additional Committee Chair fee	£20,000	$28,868
Additional Committee membership fee	£10,000	$14,434

1. Fees paid to the Chair and the Non-Executive Directors are paid in their local currency. In 2016, a fixed exchange rate (GB£1:US$1.4434) was applied to translate U.K. amounts into U.S. dollars, effectively setting fees at that time, on both a U.K. and U.S. basis.
2. The Chair of the Board does not receive additional fees for being a member of the Committees or for chairing any Committee.

The fees paid to the Chair and Non-Executive Directors were determined at the time of listing in 2014 and have not been increased since that time. The Chair and Non-Executive Directors' fees were reviewed in November 2023 and the fees are next scheduled to be reviewed in November 2024.

The Chair and the Non-Executive Directors are not eligible to participate in the Company's annual bonus, long-term incentives, or pension schemes.

Chair and Non-Executive Directors' share interests (audited)

The Chair and Non-Executive Directors are expected to acquire an interest in Indivior shares over the course of their appointment. The following table shows the shareholdings of each of the Chair and Non-Executive Directors (together with the interests of persons closely associated with them) as at December 31, 2023 (or up to the date they stepped down from the Board) and as at the date of this report.

	Total number of shares held at March 5, 2024	Total number of shares held at December 31, 2023	Total number of shares held at December 31, 2022
Peter Bains	10,800	10,800	10,800
Graham Hetherington	20,296	20,296	15,844
Dr. Keith Humphreys	1,604	1,604	–
Jerome Lande	63	63	63
Jo Le Couilliard	–	–	–
Barbara Ryan	–	–	–
Mark Stejbach	12,584	12,584	9,684
Juliet Thompson	–	–	–
Former Non-Executive Directors			
Dr. A. Thomas McLellan[1]	–	1,509	1,509
Lorna Parker	–	5,173[2]	5,173
Daniel J. Phelan	–	12,063[2]	12,063

1. Dr. A. Thomas McLellan retired from the Board on February 29, 2024.
2. Lorna Parker and Daniel J. Phelan retired from the Board on September 30, 2023. Their interests are shown as at that date.

Executive Directors' service agreements

The Executive Directors have service agreements that set out the contract between them and the Group.

	Date of appointment	Notice period from Group	Notice period from individual	Expiry of Current term
Mark Crossley	June 2020	12 months	12 months	Rolling contract
Ryan Preblick	November 2020	12 months	12 months	Rolling contract

Directors' Remuneration Report continued

Chair and Non-Executive Directors' letters of appointment

The terms of service of the Chair and the Non-Executive Directors are contained in letters of appointment. In accordance with the Code, the Chair and Non-Executive Directors are appointed subject to reappointment by shareholders at the Company's next AGM following their appointment and reappointment at each subsequent AGM. Neither the Chair nor the Non-Executive Directors are entitled to receive compensation for loss of office.

The table below sets out the dates of appointment of the Chair and the Non-Executive Directors and their length of service as at December 31, 2023.

	Date of appointment	Length of service at December 31, 2023 in years	Notice period
Peter Bains	August 2019	4	1 month
Graham Hetherington[1]	November 2019	4	1 month
Dr. Keith Humphreys	November 2023	–	1 month
Jerome Lande[2]	March 2021	2	1 month
Jo Le Couilliard	March 2021	2	1 month
Dr. A. Thomas McLellan[3]	November 2014	9	1 month
Barbara Ryan	June 2022	1	1 month
Mark Stejbach	March 2021	2	1 month
Juliet Thompson	March 2021	2	1 month

1. Graham Hetherington was appointed a Non-Executive Director in November 2019. He was appointed Chair of the Board in November 2020.
2. Jerome Lande was appointed a Non-Executive Director in March 2021; his appointment is subject to the terms of the Relationship Agreement between the Company and Scopia Capital Management LP. Further information regarding the Relationship Agreement can be found on page 148.
3. Dr. A. Thomas McLellan retired from the Board on February 29, 2024 following the end of his nine-year term and the completion of a transition period with Dr. Keith Humphreys, who was appointed in November 2023.

Summary of voting outcomes for the 2021 Remuneration Policy and 2022 Directors' Remuneration Report

The Remuneration Policy was last put to shareholders for a vote at the 2021 AGM with 95.2% of shareholders voting in favor.

The votes cast by proxy and at the meeting in respect of the 2022 Directors' Remuneration Report and 2021 Remuneration Policy were as follows:

Resolution	Votes for	Votes for (%)	Votes against	Votes against (%)	Votes withheld (abstentions)
Approve the 2022 Directors' Remuneration Report (2023 AGM)	85,979,331	93.02%	6,449,241	6.98%	15,510
Approve the Remuneration Policy (2021 AGM)[1]	520,455,001[1]	95.20%	26,236,873[1]	4.80%	398,798[1]

1. The number of shares voted is stated on a pre-consolidation basis. In October 2022, the Company consolidated its share capital on a 5:1 basis.

This report was approved by the Board and signed on its behalf by:

Jo Le Couilliard
Chair of the Remuneration Committee

March 5, 2024

Directors' Report

The Directors present their Annual Report and Accounts which includes the audited Group financial statements and audited Parent Company financial statements for the year ended December 31, 2023.

Corporate governance statement

Given that the Company's securities are admitted to listing on the Official List of the U.K. Financial Conduct Authority ("FCA"), the FCA's Listing Rules require the Company to apply the Principles and comply or explain non-compliance with the Provisions of the U.K. Corporate Governance Code 2018 ("Code"). The Code is available on the U.K. Financial Reporting Council's website (www.frc.org.uk).

The Directors' Report on pages 145 to 151 which includes the Corporate Governance disclosures on pages 76 to 144, together with the Strategic Report on pages 1 to 75, when taken together constitute the management report as required by Rule 4.1.8R of the FCA's Disclosure Guidance and Transparency Rules ("DTRs").

The Statement of Directors' Responsibilities on page 150 to 151 is incorporated into the Directors' Report by reference.

The following information, fulfilling the further disclosure requirements contained in the Companies Act 2006, Schedule 7 of the Large and Medium-Sized Companies and Groups (Accounts and Reports) Regulations 2008 and the U.K. Listing Rules and DTRs, has been included elsewhere within the Annual Report and Accounts and is incorporated into the Directors' Report by reference:

Disclosure	Location
Future business developments and R&D activities	Strategic Report (pages 1 to 75)
Going concern	Statement of Directors' Responsibilities (page 150 to 151)
Greenhouse gas emissions	Strategic Report (pages 43 to 44)

Results and dividends

The consolidated income statement is on page 163.

The net profit for the financial year attributable to equity shareholders amounted to $2m (2022: $53m loss).

In line with the Board's approved dividend policy, the Directors do not recommend payment of a dividend in respect of the financial year ended December 31, 2023.

Directors and their interests

The Directors of the Company who served during the financial year ended December 31, 2023, and up to the date of signing the financial statements, appear on pages 78 and 79. Details of Directors' interests (and those of their Persons Closely Associated) in the Company's ordinary shares, including any interest in share awards and long-term incentive plans, are set out in the Directors' Remuneration Report on pages 117 to 144.

Powers of Directors

The Directors are responsible for managing the business of the Company and may exercise all the powers of the Company, subject to the provisions of the Company's Articles of Association in respect of the liability incurred as a result of their office. Powers relating to the issuing of shares are also included in the Articles of Association, and such authorities are put to shareholders for renewal at the AGM each year.

Directors' Report continued

Appointment and replacement of Directors

The Company's Articles of Association give the Directors power to appoint and replace Directors. Under the Terms of Reference of the Nomination Committee, any appointment will be recommended by that Committee for approval by the Board of Directors.

The Articles of Association require Directors to retire and submit themselves for reappointment at the first AGM following their appointment. The Articles also require all Directors who have held office at the date of the two preceding AGMs and who did not retire at either of them to submit themselves for reappointment at the AGM. Notwithstanding these provisions of the Articles of Association, in compliance with the Code and in line with previous years, all Directors wishing to continue in office will offer themselves for reappointment by shareholders at the 2024 AGM.

Details of Directors' service contracts and length of service are set out in the Directors' Remuneration Report on page 144.

Director indemnities and insurance cover

In accordance with the Articles of Association, the Company has granted its Directors an indemnity to the extent permitted by law, in respect of the liability incurred as a result of their office. This indemnity was in place for Directors that served during 2023 and also for each serving Director as at the date of approval of this report. Also, throughout the year, the Company purchased and maintained Directors' and Officers' liability insurance for its Directors and Officers, which remained in force at the date of the approval of the Directors' Report. Neither the qualifying third-party indemnity nor the insurance provides cover in the event that a Director is found to have acted dishonestly or fraudulently.

Articles of Association

The Articles of Association may be amended by special resolution of the shareholders.

Stakeholder engagement

How the Directors have had regard to the need to foster business relationships with stakeholders, including suppliers, customers and others, can be found on pages 26 to 32 of the Strategic Report.

Further information regarding the Board's engagement with the workforce can be found on page 29.

The Directors acknowledge that stakeholders and shareholders provide valuable feedback and help shape the Group's overall approach to governance. For further information, please refer to the Stakeholder Engagement section on pages 26 to 32 and specifically to the Section 172(1) Statement within this on page 27.

Branches

The Group has branches in Finland, Norway and Sweden.

Shares

Share capital

Details of the Company's share capital are set out in Note 23 to the financial statements.

The Company has one class of ordinary share which carries no rights to fixed income. Each share carries the right to one vote at general meetings of the Company. The ordinary shares are admitted to listing on the Official List and admitted to trading on the main market of the London Stock Exchange and, since June 12, 2023, on the Nasdaq Global Select Market. The ordinary shares trade on both exchanges under the ticker symbol "INDV".

As of December 31, 2023, the Company had 136,526,357 ordinary shares of $0.50 each in issue. The Company does not hold any Treasury shares.

There are no restrictions on the voting rights attaching to the Company's ordinary shares or the transfer of securities in the Company. No person holds securities in the Company which carry special voting rights with regards to control of the Company. The Company is not aware of any agreements between holders of securities that may result in restrictions on the transfer of securities or on voting rights.

American Depositary Receipt Program

The Company's Sponsored Level 1 American Depositary Receipt program was terminated on June 12, 2023, upon the listing of the Company's ordinary shares on the Nasdaq Global Select Market.

Authority to allot shares

At the 2024 AGM, the Directors will ask shareholders to renew the authority last granted to them at the 2023 AGM to allot shares up to a maximum amount equivalent to two-thirds of the shares in issue, provided that any amount in excess of one-third is only used to allot shares in connection with a fully pre-emptive offer to existing shareholders. The renewed authority, if granted, will apply until the conclusion of the 2025 AGM.

Two special resolutions will be proposed at the 2024 AGM to authorize the Directors to allot equity shares in the Company for cash, without regard to the pre-emption provisions of the Companies Act 2006.

The Board currently intends to ask shareholders to renew these authorities annually in line with institutional shareholder guidance.

Disapplication of pre-emption rights

Following the Pre-Emption Group's issuance of a new Statement of Principles in 2022 which raised the threshold for non-pre-emptive issuances and in line with the authority sought at the 2023 AGM, the Company will be seeking shareholder approval for a disapplication threshold of 20% of the Company's issued share capital, representing:

– 10% of the issued share capital for general purposes; and

– an additional 10% of issued share capital, to be used only in connection with an acquisition or capital investment.

Further information on these resolutions can be found in the 2024 Notice of AGM.

Authority to purchase own shares

At the 2023 AGM, shareholders approved a resolution for the Company to make purchases of its own shares up to a maximum number of ordinary shares, being approximately 10% of the issued share capital.

The authority is renewable annually and shareholders will be asked to approve an equivalent resolution at the 2024 AGM.

The Directors consider it desirable for these general authorizations to be available in order to maintain an efficient capital structure but will only purchase the Company's shares in the market if they believe it is in the best interests of shareholders generally.

As announced in March 2023, the Company completed its 2022 share repurchase program to purchase its ordinary shares of $0.50 each. In aggregate, the Company purchased 5.3m shares for a total consideration of $100m; all purchased shares were subsequently canceled.

In November 2023, the Company announced a new share repurchase program under which it would repurchase its ordinary shares of $0.50 each for up to a maximum consideration of $100m. As at March 1, 2024, the Company had purchased 2,906,692 shares for a total consideration of $48m. All purchased shares were subsequently canceled.

In aggregate, the total number of shares purchased in the year ended December 31, 2023 was 1,897,178, which represented 1.4% of called-up share capital as at December 31, 2023, for a total consideration of $33m.

Shares held in the Indivior PLC Employee Benefit Trust

The trustee of the Indivior PLC Employee Benefit Trust ("EBT") has agreed not to vote using any shares held by the EBT at any general meeting. If any offer is made to shareholders to acquire their shares the trustee will not be obliged to accept or reject the offer in respect of any shares which are at that time subject to subsisting awards, but will have regard to the interests of the award holders and will have power to consult them to obtain their views on the offer. Subject to the above, the trustee may take action with respect to the offer it thinks fair. The trustee of the EBT has waived its right to receive dividends on shares held in the EBT.

Substantial shareholdings

As at December 31, 2023 and March 1, 2024, the Company had been notified under Rule 5 of the DTRs of the following major interests in the voting rights in the capital of the Company:

	At December 31, 2023 Number of shares	At December 31, 2023 (% of total voting rights)[1]	At March 1, 2024 (% of total voting rights)[1]
Two Seas Capital LP	13,779,205	10.08%	9.97%
Scopia Capital Management LP	9,590,921	6.96%	6.96%
BlackRock, Inc.	7,028,620	5.08%	5.58%
Societe Generale	6,887,437	5.04%	6.00%
Madison Avenue Partners LP	4,625,619	3.35%	3.35%

1. Percentage of total voting rights at the date of notification to the Company.

Relationship Agreement with Scopia Capital Management LP

In March 2021, the Company entered into a Relationship Agreement with its largest shareholder, Scopia, and in July 2022, April 2023, and November 2023 entered into amended agreements (the "Relationship Agreement"). The Relationship Agreement, the original and as amended, is not a relationship agreement which is required under the U.K. Listing Rules and as such does not contain the provisions so required by the U.K. Listing Rules. It does contain certain standstill, voting and governance terms.

This includes commitments from Scopia:

– not to exercise voting rights in excess of 15% of the Company's total voting rights;

– to vote on ordinary course resolutions in accordance with the Board's recommendation; and

– not to exercise shareholder rights in a manner inconsistent with the Board's recommendations (other than in respect of certain non-ordinary course resolutions).

The Relationship Agreement also provides for Scopia to have one representative director appointed to the Board (currently Jerome Lande).

The Relationship Agreement will remain in force until December 31, 2024, unless extended or terminated earlier in accordance with its terms, including (as amended) in the event that Scopia publicly discloses that it has ceased to hold directly or indirectly at least 3% of the issued share capital of the Company.

Significant agreements – change of control

In the event of a change of control of the Company following a takeover bid, the Company's borrowings under its Credit Agreement (which was last amended and restated on April 27, 2022) could become repayable. There are no other significant agreements to which the Company is a party that take effect, alter or terminate upon a change of control of the Company following a takeover bid.

There are no significant agreements between the Company and its Directors or employees providing for compensation for loss of office or employment that occurs due to a takeover, save that provisions of the Company's share plans may cause options and awards to vest on a takeover, and if the employment of an Executive Director or other employee is terminated by the Company following a takeover then there may be an entitlement to appropriate notice and/or compensation as provided in applicable contracts or terms of employment.

Contracts of significance

There are no contracts of significance (as defined in the U.K. Listing Rules) to which the Company, or one of its subsidiaries, is a party and in which a Director is materially interested.

Political donations

The Company's U.S. subsidiaries do make "political donations" as defined under U.K. law, but these donations are not subject to that law. Donations by U.S. subsidiaries did not exceed $500,000. No other company in the Group made a political donation during the year.

Workforce

Our workforce includes employees, interns and contingent workers. During the year, the Group employed an average of 1,051 people worldwide (2022: 928). The Group's business priority remains to safeguard the wellbeing, development and safety of its workforce. It also wants its workforce to have opportunities to grow and progress as part of an enjoyable career.

The Group is an inclusive and equal opportunities employer that relies on human resources specialists throughout its worldwide locations to ensure compliance with all applicable laws governing employment practices and to advise on all human resources policies and practices, including for example recruitment and selection, training and development, promotion and retirement.

Group policies seek to create a workplace that has an open atmosphere of trust, honesty and respect. Harassment or discrimination of any kind is not tolerated. This principle applies to all aspects of employment from recruitment and promotion, through to termination and all other terms and conditions of employment. It is the Group's policy not to discriminate on the basis of any unlawful criteria, and its practices include the prohibition on the use of child or forced labor. Employment policies are fair and equitable and consistent with the skills and abilities of the employee and the needs of the business.

The Group is committed to offering equal opportunities in recruitment, training, career development and promotion to all people, including those with disabilities, having regard to their individual aptitudes and abilities. As a matter of policy, full and fair consideration is given to applicants with disabilities and every effort is made to give employees who become disabled while employed by the Group an opportunity for retraining and for continuation in employment.

It is the Group's policy that the training, career development and promotion of disabled persons should, as far as possible, be the same as that of other employees.

The workforce is regularly updated on the financial and economic factors affecting the performance of the Group. Information relevant to the employees is provided to them and, where appropriate, to employee trade union representatives. More information on the action taken by the Company to provide such information to employees can be found on page 38.

The Group also supports the wider fundamental human rights of its employees.

Further information regarding our people can be found on pages 37 to 39.

External Auditor

PwC have agreed to be reappointed as the External Auditor of the Company. Resolutions for their reappointment, and to authorize the Audit & Risk Committee to determine their remuneration, will be proposed at the forthcoming AGM.

For information relating to the audit tender process and the FRC's approval of PwC's audit engagement for a further two years until December 31, 2025, please see page 103.

Financial risk management

Details of the Group's use of financial instruments, together with information on the Company's risk objectives, policies and exposure to price, credit, liquidity, cash flow and interest rate risks, can be found in Note 15.

Disclosures required under Listing Rule 9.8.4

There are no disclosures required to be made under Listing Rule 9.8.4. Details of long-term incentive plans can be found in the Directors' Remuneration Report on page 118.

2024 AGM

The AGM will be held at 12.00pm (U.K. time) on Thursday, May 9, 2024, at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN. A full description of the business to be conducted at the meeting is set out in the Notice of AGM, available from the Company's website www.indivior.com.

Disclosure of information to External Auditor

Each of the persons who are Directors at the time when this Directors' Report is approved confirms that:

– so far as he/she is aware, there is no relevant audit information of which the Group's and Parent Company's External Auditor is unaware; and

– each Director has taken all reasonable steps that he/she ought to have taken as a Director to make themselves aware of any relevant audit information and to establish that the Group's and Parent Company's External Auditor is aware of that information.

For these purposes, relevant audit information means information needed by the Company's External Auditor in connection with the preparation of their report on pages 152 to 162.

By Order of the Board

Kathryn Hudson
Company Secretary of Indivior PLC

234 Bath Road, Slough, Berkshire, SL1 4EE

Company registration number: 09237894

March 5, 2024

Statement of Directors' Responsibilities in Respect of the Financial Statements

The Directors are responsible for preparing the Annual Report and Accounts and the financial statements in accordance with applicable law and regulation.

Company law requires the Directors to prepare financial statements for each financial year. Under that law, the Directors have prepared the Group financial statements in accordance with U.K.-adopted international accounting standards and the Parent Company financial statements in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, comprising FRS 101 "Reduced Disclosure Framework", and applicable law).

Under company law, Directors must not approve the financial statements unless they are satisfied that they give a true and fair view of the state of affairs of the Group and Parent Company and of the profit or loss of the Group for that period. In preparing the financial statements, the Directors are required to:

– select suitable accounting policies and then apply them consistently;

– state whether applicable U.K.-adopted international accounting standards have been followed for the Group financial statements and United Kingdom Accounting Standards, comprising FRS 101 have been followed for the Parent Company financial statements, subject to any material departures disclosed and explained in the financial statements;

– make judgments and accounting estimates that are reasonable and prudent; and

– prepare the financial statements on the going concern basis unless it is inappropriate to presume that the Group and Parent Company will continue in business.

The Directors are responsible for safeguarding the assets of the Group and Parent Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

The Directors are also responsible for keeping adequate accounting records that are sufficient to show and explain the Group's and Parent Company's transactions and disclose with reasonable accuracy at any time the financial position of the Group and Parent Company and enable them to ensure that the financial statements and the Directors' Remuneration Report comply with the Companies Act 2006.

The Directors are responsible for the maintenance and integrity of the Parent Company's website. Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

Directors' confirmations

The Directors consider that the Annual Report and Accounts and accounts, taken as a whole, is fair, balanced and understandable and provides the information necessary for shareholders to assess the Group's and Parent Company's position and performance, business model and strategy.

Each of the Directors, whose names and functions are listed in the Annual Report and Accounts, confirm that to the best of their knowledge:

– the Group financial statements, which have been prepared in accordance with U.K.-adopted international accounting standards, give a true and fair view of the assets, liabilities, financial position and profit of the Group;

– the Parent Company financial statements, which have been prepared in accordance with United Kingdom Accounting Standards, comprising FRS 101, give a true and fair view of the assets, liabilities and financial position of the Parent Company; and

– the Directors' Report includes a fair review of the development and performance of the business and the position of the Group and Parent Company, together with a description of the principal risks and uncertainties that it faces.

Disclosure of information to auditors

A Directors' statement in relation to disclosure of relevant audit information can be found in the Directors' Report on page 149.

Going concern

The Group's business model, strategy and viability assessment are set out in the Strategic Report on pages 1 to 75, along with the Group's risk management strategy and the principal risks that could threaten the Group's business model, future performance and solvency or liquidity. The Group and Parent Company's financial position, cash flows and liquidity position are discussed in the notes to the Group and Parent Company financial statements, along with the Group and Parent Company's objectives, policies and processes for managing its financial risks and the Group and Parent Company's exposure to liquidity risk and capital risk.

The Directors have considered the Company's and the Group's financial plan, in particular with reference to the period to June 2025 (the going concern period).

The Directors have assessed the Group's ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 19 and comply with the minimum liquidity covenant in the Group's term loan for the going concern period. A base case model was produced reflecting:

– Board reviewed financial plans for the period; and

– settlement of liabilities and provisions in line with contractual terms, which are expected to be fully approved by the courts as agreed.

The Directors also assessed a "severe but plausible" downside scenario which included the following key changes to the base case within the going concern period:

– the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modeling a 10% decline on forecasts;

– an accelerated decline in U.S. SUBOXONE film sales to generic analogues; and

– a further decline in rest of the world sublingual product net revenues.

Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these financial statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these financial statements.

By Order of the Board
Kathryn Hudson

Company Secretary of Indivior PLC
234 Bath Road
Slough, Berkshire, SL1 4EE
Company Registration
Number: 09237894

March 5, 2024

Independent auditors' report to the members of Indivior PLC

Report on the audit of the financial statements

Opinion

In our opinion:

– Indivior PLC's Group financial statements and Parent Company financial statements (the "financial statements") give a true and fair view of the state of the Group's and of the Parent Company's affairs as at 31 December 2023 and of the Group's profit and the Group's cash flows for the year then ended;

– the Group financial statements have been properly prepared in accordance with UK-adopted international accounting standards as applied in accordance with the provisions of the Companies Act 2006;

– the Parent Company financial statements have been properly prepared in accordance with United Kingdom Generally Accepted Accounting Practice (United Kingdom Accounting Standards, including FRS 101 "Reduced Disclosure Framework", and applicable law); and

– the financial statements have been prepared in accordance with the requirements of the Companies Act 2006.

We have audited the financial statements, included within the Annual Report and Accounts (the "Annual Report"), which comprise: Consolidated and Parent Company Balance Sheets as at 31 December 2023; the Consolidated Income Statement, the Consolidated Statement of Comprehensive Income, the Consolidated Cash Flow Statement and the Consolidated and Parent Company Statements of Changes in Equity for the year then ended; and the notes to the financial statements, which include a description of the principal accounting policies.

Our opinion is consistent with our reporting to the Audit & Risk Committee.

Basis for opinion

We conducted our audit in accordance with International Standards on Auditing (UK) ("ISAs (UK)") and applicable law. Our responsibilities under ISAs (UK) are further described in the Auditors' responsibilities for the audit of the financial statements section of our report. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Independence

We remained independent of the Group in accordance with the ethical requirements that are relevant to our audit of the financial statements in the UK, which includes the FRC's Ethical Standard, as applicable to listed public interest entities, and we have fulfilled our other ethical responsibilities in accordance with these requirements.

To the best of our knowledge and belief, we declare that non-audit services prohibited by the FRC's Ethical Standard were not provided.

Other than those disclosed in Note 4 of the Group financial statements, we have provided no non-audit services to the Parent Company or its controlled undertakings in the period under audit.

Our audit approach

Overview

Audit scope

– Our scope included conducting work in two key territories in which the Group operates. This included having one component in the US as a full scope component which contributes the majority of the Group's net revenue. In addition, we scoped in the audit of specific financial statement line items including tax related balances for certain components in the UK and the US. The group engagement team also carried out audit procedures over ongoing litigation and claims, consolidation adjustments, share based payments and the Group's external term loan.

– The components where we performed audit work, taken together with our work on central corporate functions, accounted for approximately 83% of the Group's net revenue and approximately 70% of the Group's profit before tax adjusted for exceptional items (on an absolute basis).

Key audit matters

– Valuation of provision for, and disclosure and presentation of, ongoing Multidistrict Antitrust Class and State Claims (Group)

– Accuracy and valuation of sales rebate accruals recognised in the US business in relation to Medicaid for SUBOXONE and SUBLOCADE (Group)

– Valuation of investments in subsidiaries (Parent Company)

Materiality

– Overall Group materiality: US$11.0m (2022: US$9.0m) based on approximately 1% of net revenue.

– Overall Parent Company materiality: US$16.1m (2022: US$16.3m) based on approximately 1% of total assets.

– Performance materiality: US$8.3m (2022: US$6.8m) (Group) and US$12.1m (2022: US$12.2m) (Parent Company).

The scope of our audit

As part of designing our audit, we determined materiality and assessed the risks of material misstatement in the financial statements.

Key audit matters

Key audit matters are those matters that, in the auditors' professional judgement, were of most significance in the audit of the financial statements of the current period and include the most significant assessed risks of material misstatement (whether or not due to fraud) identified by the auditors, including those which had the greatest effect on: the overall audit strategy; the allocation of resources in the audit; and directing the efforts of the engagement team. These matters, and any comments we make on the results of our procedures thereon, were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

This is not a complete list of all risks identified by our audit.

The key audit matter on 'Multidistrict claims' focuses only on the Multidistrict Antitrust class and State claims as opposed to wider ongoing litigation and claims in the prior year. Similarly, the key audit matter on 'Sales rebate accruals' focuses on accuracy and valuation of these accruals, whereas in the prior year it also included completeness of these accruals. These key audit matters were refined to reflect our risk assessment in the current year. Otherwise, the key audit matters below are consistent with last year.

Independent Auditors' Report continued

Key audit matter	How our audit addressed the key audit matter
Valuation of provision for, and disclosure and presentation of, ongoing Multidistrict Antitrust Class and State Claims (Group) **Refer to Notes 19 and 21 to the Group financial statements** During the year the Group entered into: – A settlement agreement with the States for US$103m which was paid during the year. – A settlement agreement with the end payor class for US$30m, which was deposited into an escrow account by the Group. As at 31 December 2023, this settlement agreement was finally approved by the court. – A settlement agreement with the direct purchaser class for US$385m, which was deposited into an escrow account by the Group. As at 31 December 2023, this agreement was preliminarily approved by the court and was subject to a fairness hearing and final court approval. To reflect the expected payouts under the above settlement agreements, an expense of US$228m was recorded during the year on top of the provision previously recognised in 2022. Although settlement agreements have been reached as at 31 December 2023, during the year there was judgement involved as to whether this will be settled, the timing of approval of the settlement and if any adjustment will be required to the provision recorded as a result. In addition as at the balance sheet date the direct purchaser settlement agreement was only preliminarily approved. This area required a significant amount of audit effort during the year, involving senior members of the audit team. As such we have considered this to be a key audit matter. In February 2024, the settlement agreement with the direct purchasers was finally approved by the court.	Our audit procedures included, but were not limited to, the following: We obtained and read the settlement agreements in respect of each plaintiff class, and assessed whether appropriate amounts have been recorded in the Group financial statements. We have verified the payments made into the escrow accounts in respect of the end payor class and direct purchaser class. We also verified the payment made under the settlement agreement with the States. We have obtained confirmation for the balance held in the escrow account for the direct purchasers settlement as at 31 December 2023. We have obtained and read the final court approval of the settlement agreement with the end payors and direct purchasers. We have obtained legal confirmations from the Group's external legal counsel and read minutes of the Group's board meetings and did not identify any contradictory information. Finally, we have assessed the sufficiency and appropriateness of disclosures included in the Group financial statements. Based on our underlying work, we determined that disclosures and amounts based on settlement agreements are appropriately included in Notes 19 and 21 to the Group financial statements.

Key audit matter	How our audit addressed the key audit matter
Accuracy and valuation of sales rebate accruals recognised in the US business in relation to Medicaid for SUBOXONE and SUBLOCADE (Group) **Refer to Notes 2 and 22 to the Group financial statements** In the US, the Group sells products through both wholesalers into pharmacies and through specialty pharma distributors. These sales are subject to a number of different rebate schemes, including the Medicaid Drug Rebate Program. There is a time lag between delivery to wholesalers (when revenue is recognised) and the receipt of claims from those entitled to rebates and chargebacks, and accordingly an estimate of the net amount to be received is necessary at the point of revenue recognition. At 31 December 2023, accruals in respect of sales rebates, discounts and returns totalled $507m; 96% of which originated in the US (31 December 2022: $428m of which 97% originated in the US). We focused our audit procedures on the Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE, as there is significant estimation and judgement in calculating this accrual, as well as uncertainty around the invoicing by certain US states and therefore this accrual may have volatility in the future. Given the level of judgement and estimation and the magnitude of the Medicaid sales rebate accrual balance this was deemed to be an area at risk of increased risk of potential management bias.	We have performed the following audit procedures on management's estimate: › Understood and evaluated the end-to-end process around Medicaid sales rebate accruals, including authorisation, approval and subsequent payments; › Performed a retrospective review of the 2022 Medicaid sales rebate accruals by comparing accruals recognised in previous periods to actual rebate claims received in order to test the historical accuracy in calculating these accruals; › Assessed the reasonableness of management's accrual by developing independent point estimates for SUBOXONE and SUBLOCADE. Specifically, we evaluated management's accrual utilising evidence such as the inventory in the wholesale and retail channel (for SUBOXONE) and specialty distributor/specialty pharmacy channel (for SUBLOCADE), historical claims/payments, historical product utilisation based on prescriptions, and pricing changes. › Engaged our government pricing experts in the US to assess management's government pricing policies for reasonableness and reperformed management's calculations of certain pricing inputs to the estimate for SUBOXONE and SUBLOCADE for selected periods. › Verified a sample of payments issued to US states and assessed consistency with the state invoices received. The Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE recognised in the Group financial statements were in line with our internally generated expectations and based on the work performed we have identified no indications of management manipulation or bias in relation to these accruals.

Independent Auditors' Report continued

Key audit matter	How our audit addressed the key audit matter
Valuation of investments in subsidiaries (Parent Company) **Refer to Notes 1 and 2 to the Parent Company financial statements** As at 31 December 2023, the Parent Company had a carrying value of investment in subsidiaries of $1,551m (2022: $1,550m). This investment is accounted for at cost less provision for impairment in the Parent Company's financial statements. Management has performed an analysis of impairment indicators which shows that the Group's market capitalisation (adjusted for net cash) is higher than the carrying value of investment in subsidiaries. Management also noted that there were no other indicators of impairment and as such concluded that no further assessment for impairment is required.	We have considered the market capitalisation and enterprise value of the Group as at 31 December 2023 and note that both exceed the carrying value of investments in subsidiaries of $1,551m as at 31 December 2023. In addition, we have considered other internal and external factors and no impairment triggers have been identified. We concluded that it is appropriate that no impairment assessment is required to be performed by management.

How we tailored the audit scope

We tailored the scope of our audit to ensure that we performed enough work to be able to give an opinion on the financial statements as a whole, taking into account the structure of the Group and the Parent Company, the accounting processes and controls, and the industry in which they operate.

The Group operates as a single business activity and therefore has one reportable segment. The Group financial statements are a consolidation of 30 legal entities comprising the Group's operating businesses and consolidation adjustments. The Group consolidation, financial statements disclosures and corporate functions were audited by the group engagement team. This included our work over ongoing litigation and claims, recoverability assessment of intangible assets, tax related balances in the UK, borrowings, net finance expense, share-based payments, investments in debt and equity securities and equity.

In addition to centralised Group audit procedures, we conducted our audit by concentrating our work on those parts of the Group that make up the most significant proportions of the financial statements. We identified one component in the US which was considered financially significant to the Group as it contributes to the majority of the Group's net revenue and required a full scope audit due to its size. Audit procedures over specific financial statement line items were performed for certain other components in the UK and US, and the external term loan which is held in an entity in Jersey. The tax related balances were audited on aggregated numbers for entities located in the UK and the US respectively. The key changes in our scope from the prior year was the exclusion of one component in Ireland and changing the scope of one component in the UK from a full scope audit to audit of specific financial statement line items. The Parent Company is not in Group audit scope as it is a holding company and predominantly eliminates on consolidation which is tested centrally. We were able to obtain sufficient coverage across all financial statement line items. For the audit of the US component, we utilised our Richmond, Virginia based component audit team which possesses the relevant knowledge and experience of the pharmaceuticals industry and regulations in its respective location.

The group engagement team carried out site visits to the US in the current year in addition to the remote reviews and oversight of the work performed by the component team. We held numerous meetings with our component team, including via video conference and in person, and performed reviews of the key working papers associated with the component team's audit in the US. This helped to ensure that the group audit team was sufficiently involved in the component auditors' planned response to the key audit matter in respect of the sales rebate accruals recognised in the US business in relation to Medicaid for SUBOXONE and SUBLOCADE.

Taken together, the component and corporate functions where we conducted audit procedures accounted for approximately 83% of the Group's net revenues and approximately 70% of the Group's profit before tax adjusted for exceptional items (on an absolute basis). This provided the evidence we needed for our opinion on the Group financial statements taken as a whole. This was before considering the disaggregated Group level analytical review procedures, which covered certain of the Group's smaller and lower risk components that were not directly included in our Group audit scope.

The impact of climate risk on our audit

As part of our audit, we have focused on two aspects with respect to the impact of climate change, being how climate-related risk has impacted the financial statements and the consistency of disclosures between the financial statements and other parts of the Annual Report.

We made enquiries of management to understand the Group's process of identifying and assessing the impact of climate-related risks. We also understood how management has considered the impact of the identified climate-related risks in the underlying assumptions and estimates used within the financial statements.

During 2023, the Group engaged external advisors to complete a quantitative scenario analysis considering the current and emerging risks and opportunities linked to climate change; however no material risks to the Group's operations were identified. The Group has made no external commitments to take any actions with respect to climate change, however, there are projects set up for consideration going forward.

In addition to enquiries with management, we have read the report prepared by management's external advisors, other external reporting by the Group such as the CDP public submission and the Group's sustainability report. We challenged the completeness of management's climate risk assessment by checking the consistency of the above with management's plans and committee minutes.

Management has not identified any material risk which can be expected to have an impact on the disclosures included in the financial statements. We have assessed the estimates and assumptions made by management in preparing the financial statements, and did not identify any areas where any of the climate-related risks would have a material impact.

We also considered the consistency of the disclosures in relation to climate change (including the disclosures in the Task Force on Climate-related Financial Disclosures ("TCFD") section) within the Annual Report with the financial statements and our knowledge obtained from our audit.

Materiality

The scope of our audit was influenced by our application of materiality. We set certain quantitative thresholds for materiality. These, together with qualitative considerations, helped us to determine the scope of our audit and the nature, timing and extent of our audit procedures on the individual financial statement line items and disclosures and in evaluating the effect of misstatements, both individually and in aggregate, on the financial statements as a whole.

Based on our professional judgement, we determined materiality for the financial statements as a whole as follows:

	Financial statements – Group	Financial statements – Parent Company
Overall materiality	US$11.0m (2022: US$9.0m).	US$16.1m (2022: US$16.3m).
How we determined it	Approximately 1% of net revenue.	Approximately 1% of total assets.
Rationale for benchmark applied	As the Group's net revenue is considered to be the key metric for growth, we have considered net revenue to be the most appropriate benchmark for materiality.	As explained in the scoping section and based on our professional judgement, the Parent Company is not in Group audit scope as it is a holding company which is predominantly eliminated on consolidation. We believe total assets is the primary measure used by the shareholders in assessing the financial position of the entity, and this is a generally accepted benchmark for calculating materiality for holding companies.

For each component in the scope of our Group audit, we allocated a materiality that is less than our overall Group materiality. The range of materiality allocated across components was between US$5.0m and US$8.9m.

We use performance materiality to reduce to an appropriately low level the probability that the aggregate of uncorrected and undetected misstatements exceeds overall materiality. Specifically, we use performance materiality in determining the scope of our audit and the nature and extent of our testing of account balances, classes of transactions and disclosures, for example in determining sample sizes. Our performance materiality was 75% (2022: 75%) of overall materiality, amounting to US$8.3m (2022: US$6.8m) for the Group financial statements and US$12.1m (2022: US$12.2m) for the Parent Company financial statements.

In determining the performance materiality, we considered a number of factors - the history of misstatements, risk assessment and aggregation risk and the effectiveness of controls - and concluded that an amount at the upper end of our normal range was appropriate.

We agreed with the Audit & Risk Committee that we would report to them misstatements identified during our audit above US$0.5m (Group audit) (2022: US$0.5m) and US$1.6m (Parent Company audit) (2022: US$1.6m) as well as misstatements below those amounts that, in our view, warranted reporting for qualitative reasons.

Conclusions relating to going concern

Our evaluation of the directors' assessment of the Group's and the Parent Company's ability to continue to adopt the going concern basis of accounting included:

– obtaining management's model, agreeing the underlying cash flow projections to Board approved forecasts and understanding how these forecasts are compiled;

– testing the mathematical accuracy of the spreadsheet used to model future financial performance and determine whether the cash liquidity covenant and minimum cash threshold for operations set by management will be met;

– verifying that assumptions used are consistent with those modelled in relation to impairment assessments and deferred tax recoverability and understanding the rationale behind any differences where noted;

– evaluating the key assumptions within management's forecasts, including assessing the appropriateness of these forecasts by comparing to third-party data for revenue streams and historical actual data;

– assessing whether the downside model prepared by management considered the risks facing the business and appropriately models assumptions which are 'severe but plausible';

– performing additional sensitivities on the downside model by incorporating a further decline in revenues; and

– obtaining and reading the final court order in respect of direct purchasers settlement to assess there is no additional cash payout required in this matter.

Based on the work we have performed, we have not identified any material uncertainties relating to events or conditions that, individually or collectively, may cast significant doubt on the Group's and the Parent Company's ability to continue as a going concern for a period of at least twelve months from when the financial statements are authorised for issue.

In auditing the financial statements, we have concluded that the directors' use of the going concern basis of accounting in the preparation of the financial statements is appropriate.

However, because not all future events or conditions can be predicted, this conclusion is not a guarantee as to the Group's and the Parent Company's ability to continue as a going concern.

In relation to the directors' reporting on how they have applied the UK Corporate Governance Code, we have nothing material to add or draw attention to in relation to the directors' statement in the financial statements about whether the directors considered it appropriate to adopt the going concern basis of accounting.

Our responsibilities and the responsibilities of the directors with respect to going concern are described in the relevant sections of this report.

Reporting on other information

The other information comprises all of the information in the Annual Report other than the financial statements and our auditors' report thereon. The directors are responsible for the other information. Our opinion on the financial statements does not cover the other information and, accordingly, we do not express an audit opinion or, except to the extent otherwise explicitly stated in this report, any form of assurance thereon.

In connection with our audit of the financial statements, our responsibility is to read the other information and, in doing so, consider whether the other information is materially inconsistent with the financial statements or our knowledge obtained in the audit, or otherwise appears to be materially misstated. If we identify an apparent material inconsistency or material misstatement, we are required to perform procedures to conclude whether there is a material misstatement of the financial statements or a material misstatement of the other information. If, based on the work we have performed, we conclude that there is a material misstatement of this other information, we are required to report that fact. We have nothing to report based on these responsibilities.

With respect to the Strategic report and Directors' Report, we also considered whether the disclosures required by the UK Companies Act 2006 have been included.

Based on our work undertaken in the course of the audit, the Companies Act 2006 requires us also to report certain opinions and matters as described below.

Strategic report and Directors' Report

In our opinion, based on the work undertaken in the course of the audit, the information given in the Strategic report and Directors' Report for the year ended 31 December 2023 is consistent with the financial statements and has been prepared in accordance with applicable legal requirements.

In light of the knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit, we did not identify any material misstatements in the Strategic report and Directors' Report.

Directors' Remuneration

In our opinion, the part of the Directors' Remuneration Report to be audited has been properly prepared in accordance with the Companies Act 2006.

Independent Auditors' Report continued

Corporate governance statement

The Listing Rules require us to review the directors' statements in relation to going concern, longer-term viability and that part of the corporate governance statement relating to the Parent Company's compliance with the provisions of the UK Corporate Governance Code specified for our review. Our additional responsibilities with respect to the corporate governance statement as other information are described in the Reporting on other information section of this report.

Based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit, and we have nothing material to add or draw attention to in relation to:

– The directors' confirmation that they have carried out a robust assessment of the emerging and principal risks;

– The disclosures in the Annual Report that describe those principal risks, what procedures are in place to identify emerging risks and an explanation of how these are being managed or mitigated;

– The directors' statement in the financial statements about whether they considered it appropriate to adopt the going concern basis of accounting in preparing them, and their identification of any material uncertainties to the Group's and Parent Company's ability to continue to do so over a period of at least twelve months from the date of approval of the financial statements;

– The directors' explanation as to their assessment of the Group's and Parent Company's prospects, the period this assessment covers and why the period is appropriate; and

– The directors' statement as to whether they have a reasonable expectation that the Parent Company will be able to continue in operation and meet its liabilities as they fall due over the period of its assessment, including any related disclosures drawing attention to any necessary qualifications or assumptions.

Our review of the directors' statement regarding the longer-term viability of the Group and Parent Company was substantially less in scope than an audit and only consisted of making inquiries and considering the directors' process supporting their statement; checking that the statement is in alignment with the relevant provisions of the UK Corporate Governance Code; and considering whether the statement is consistent with the financial statements and our knowledge and understanding of the Group and Parent Company and their environment obtained in the course of the audit.

In addition, based on the work undertaken as part of our audit, we have concluded that each of the following elements of the corporate governance statement is materially consistent with the financial statements and our knowledge obtained during the audit:

– The directors' statement that they consider the Annual Report, taken as a whole, is fair, balanced and understandable, and provides the information necessary for the members to assess the Group's and Parent Company's position, performance, business model and strategy;

– The section of the Annual Report that describes the review of effectiveness of risk management and internal control systems; and

– The section of the Annual Report describing the work of the Audit & Risk Committee.

We have nothing to report in respect of our responsibility to report when the directors' statement relating to the Parent Company's compliance with the Code does not properly disclose a departure from a relevant provision of the Code specified under the Listing Rules for review by the auditors.

Responsibilities for the financial statements and the audit

Responsibilities of the directors for the financial statements

As explained more fully in the Statement of Directors' Responsibilities in Respect of the Financial Statements, the directors are responsible for the preparation of the financial statements in accordance with the applicable framework and for being satisfied that they give a true and fair view. The directors are also responsible for such internal control as they determine is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, the directors are responsible for assessing the Group's and the Parent Company's ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless the directors either intend to liquidate the Group or the Parent Company or to cease operations, or have no realistic alternative but to do so.

Auditors' responsibilities for the audit of the financial statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with ISAs (UK) will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these financial statements.

Irregularities, including fraud, are instances of non-compliance with laws and regulations. We design procedures in line with our responsibilities, outlined above, to detect material misstatements in respect of irregularities, including fraud. The extent to which our procedures are capable of detecting irregularities, including fraud, is detailed below.

Based on our understanding of the Group and industry, we identified that the principal risks of non-compliance with laws and regulations related to pharmaceutical regulatory requirements (including, but not limited to, those of the Federal Trade Commission, US Food and Drug Administration, the European Medicines Agency and the UK Medicines and Healthcare products Regulatory Agency) in addition to the on-going compliance requirements with respect to the 'Corporate Integrity Agreement' ("CIA") with the Office of Inspector General of the U.S. Department of Health and Human Services (refer to the Risk Management section of the Annual Report), and we considered the extent to which non-compliance might have a material effect on the financial statements. We also considered those laws and regulations that have a direct impact on the financial statements such as the Companies Act 2006 and US, UK and European tax legislation. We evaluated management's incentives and opportunities for fraudulent manipulation of the financial statements (including the risk of override of controls), and determined that the principal risks were related to management bias in accounting estimates and judgements in relation to Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE, and posting inappropriate journal entries to manipulate revenue. The Group engagement team shared this risk assessment with the component auditors so that they could include appropriate audit procedures in response to such risks in their work. Audit procedures performed by the Group engagement team and/or component auditors included:

– Inquiries of management (including the Chief Executive Officer, Chief Financial Officer, VP Internal Audit, Chief Integrity and Compliance Officer and the Group's Chief Legal Officer) and external legal advisors, including consideration of known or suspected instances of non-compliance with laws and regulation and fraud;

– Reading key correspondence with regulatory authorities, including the reporting required under the terms of the CIA, and inquiries with external and internal legal counsel;

– Reviewing component auditors' working papers;

– Reading and assessing internal audit reports;

– Challenging assumptions made by management in its significant accounting estimates on Medicaid sales rebate accruals for SUBOXONE and SUBLOCADE;

– Obtaining an understanding of management's controls designed to prevent and detect irregularities;

– Assessment of matters reported on the Group's whistleblowing helpline and the results of management's investigation of such matters; and

– Identifying and testing journal entries which exhibit certain risk criteria such as unusual account combinations while recording revenue.

Independent Auditors' Report continued

There are inherent limitations in the audit procedures described above. We are less likely to become aware of instances of non-compliance with laws and regulations that are not closely related to events and transactions reflected in the financial statements. Also, the risk of not detecting a material misstatement due to fraud is higher than the risk of not detecting one resulting from error, as fraud may involve deliberate concealment by, for example, forgery or intentional misrepresentations, or through collusion.

Our audit testing might include testing complete populations of certain transactions and balances, possibly using data auditing techniques. However, it typically involves selecting a limited number of items for testing, rather than testing complete populations. We will often seek to target particular items for testing based on their size or risk characteristics. In other cases, we will use audit sampling to enable us to draw a conclusion about the population from which the sample is selected.

A further description of our responsibilities for the audit of the financial statements is located on the FRC's website at: www.frc.org.uk/auditorsresponsibilities. This description forms part of our auditors' report.

Use of this report

This report, including the opinions, has been prepared for and only for the Parent Company's members as a body in accordance with Chapter 3 of Part 16 of the Companies Act 2006 and for no other purpose. We do not, in giving these opinions, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Other required reporting

Companies Act 2006 exception reporting

Under the Companies Act 2006 we are required to report to you if, in our opinion:

– we have not obtained all the information and explanations we require for our audit; or

– adequate accounting records have not been kept by the Parent Company, or returns adequate for our audit have not been received from branches not visited by us; or

– certain disclosures of directors' remuneration specified by law are not made; or

– the Parent Company financial statements and the part of the Directors' Remuneration Report to be audited are not in agreement with the accounting records and returns.

We have no exceptions to report arising from this responsibility.

Appointment

Following the recommendation of the Audit & Risk Committee, we were appointed by the members on 23 December 2014 to audit the financial statements for the year ended 31 December 2014 and subsequent financial periods. The period of total uninterrupted engagement is 10 years, covering the years ended 31 December 2014 to 31 December 2023.

Other matter

As required by the Financial Conduct Authority Disclosure Guidance and Transparency Rule 4.1.14R, these financial statements form part of the ESEF-prepared annual financial report filed on the National Storage Mechanism of the Financial Conduct Authority in accordance with the ESEF Regulatory Technical Standard ("ESEF RTS"). This auditors' report provides no assurance over whether the annual financial report has been prepared using the single electronic format specified in the ESEF RTS.

Darryl Phillips (Senior Statutory Auditor)
for and on behalf of PricewaterhouseCoopers LLP
Chartered Accountants and Statutory Auditors
London

5 March 2024

Consolidated Income Statement

For the year ended December 31	Notes	2023 $m	2022 $m
Net revenue	3	**1,093**	901
Cost of sales		**(186)**	(159)
Gross profit		**907**	742
Selling, general and administrative expenses	4	**(811)**	(763)
Research and development expenses	4	**(106)**	(72)
Net other operating income	4	**6**	8
Operating loss		**(4)**	(85)
Finance income		**43**	19
Finance expense		**(38)**	(29)
Net finance income/(expense)	6	**5**	(10)
Profit/(loss) before taxation		**1**	(95)
Income tax benefit	7	**1**	42
Net income/(loss)		**2**	(53)
Earnings/(loss) per ordinary share (in dollars)			
Basic earnings/(loss) per share	8	**$0.01**	($0.38)
Diluted earnings/(loss) per share	8	**$0.01**	($0.38)

Consolidated Statement of Comprehensive Income

For the year ended December 31	2023 $m	2022 $m
Net income/(loss)	**2**	(53)
Other comprehensive income/(loss)		
Items that may be reclassified to profit or loss in subsequent years:		
Foreign currency translation adjustment, net	**4**	(19)
Other comprehensive income/(loss)	**4**	(19)
Total comprehensive income/(loss)	**6**	(72)

Consolidated Balance Sheet

As at December 31	Notes	2023 $m	2022 $m
Assets			
Non-current assets			
Intangible assets	9	**237**	70
Property, plant and equipment	10	**84**	54
Right-of-use assets	11	**33**	31
Deferred tax assets	7	**268**	219
Investments	12	**41**	98
Other assets	14	**28**	38
		691	510
Current assets			
Inventories	13	**142**	114
Trade receivables	14	**254**	220
Other assets	14	**457**	27
Current tax receivable		**—**	5
Investments	12	**94**	119
Cash and cash equivalents	16	**316**	774
		1,263	1,259
Total assets		**1,954**	1,769
Liabilities			
Current liabilities			
Borrowings	17	**(3)**	(3)
Provisions	19	**(407)**	(303)
Other liabilities	19	**(125)**	(79)
Trade and other payables	22	**(743)**	(617)
Lease liabilities	11	**(9)**	(8)
Current tax liabilities		**(18)**	(9)
		(1,305)	(1,019)
Non-current liabilities			
Borrowings	17	**(236)**	(237)
Provisions	19	**(12)**	(5)
Other liabilities	19	**(367)**	(428)
Lease liabilities	11	**(34)**	(29)
		(649)	(699)
Total liabilities		**(1,954)**	(1,718)
Net assets		**—**	51
Equity			
Capital and reserves			
Share capital	23	**68**	68
Share premium		**11**	8
Capital redemption reserve	24	**7**	6
Other reserves	24	**(1,295)**	(1,295)
Foreign currency translation reserve	24	**(35)**	(39)
Retained earnings		**1,244**	1,303
Total equity		**—**	51

The financial statements on pages 163 to 205 were approved by the Board of Directors on March 5, 2024 and signed on its behalf by:

Mark Crossley
Director

Ryan Preblick
Director

Consolidated Statement of Changes in Equity

	Notes	Share capital $m	Share premium $m	Capital redemption reserve $m	Other reserves $m	Foreign currency translation reserve $m	Retained earnings $m	Total equity $m
Balance at January 1, 2022		70	7	3	(1,295)	(20)	1,438	203
Comprehensive loss								
Net loss		—	—	—	—	—	(53)	(53)
Other comprehensive loss		—	—	—	—	(19)	—	(19)
Total comprehensive loss		—	—	—	—	(19)	(53)	(72)
Transactions recognized directly in equity								
Shares issued	23	1	1	—	—	—	—	2
Share-based plans	25	—	—	—	—	—	16	16
Settlement of tax on equity awards	23	—	—	—	—	—	(10)	(10)
Shares repurchased and canceled	23	(3)	—	3	—	—	(90)	(90)
Transfer to share repurchase liability	19	—	—	—	—	—	(9)	(9)
Taxation on share-based plans	7	—	—	—	—	—	11	11
Total transactions recognized directly in equity		(2)	1	3	—	—	(82)	(80)
Balance at December 31, 2022		68	8	6	(1,295)	(39)	1,303	51
Balance at January 1, 2023		68	8	6	(1,295)	(39)	1,303	51
Comprehensive income								
Net income		—	—	—	—	—	2	2
Other comprehensive income		—	—	—	—	4	—	4
Total comprehensive income		—	—	—	—	4	2	6
Transactions recognized directly in equity								
Shares issued	23	1	3	—	—	—	—	4
Share-based plans	25	—	—	—	—	—	22	22
Settlement of tax on equity awards	23	—	—	—	—	—	(22)	(22)
Shares repurchased and canceled	23	(1)	—	1	—	—	(33)	(33)
Transfer to share repurchase liability	19	—	—	—	—	—	(23)	(23)
Transfer from share repurchase liability	19	—	—	—	—	—	9	9
Taxation on share-based plans	7	—	—	—	—	—	(14)	(14)
Total transactions recognized directly in equity		—	3	1	—	—	(61)	(57)
Balance at December 31, 2023		68	11	7	(1,295)	(35)	1,244	—

Consolidated Cash Flow Statement

For the year ended December 31	Notes	2023 $m	2022 $m
Operating loss		(4)	(85)
Adjustments for:			
Depreciation and amortization of property, plant and equipment and intangible assets	9, 10	19	13
Depreciation of right-of-use assets	11	9	8
Gain on disposal of intangible assets		—	(1)
Share-based payments expense for the year	25	22	16
Impact from foreign exchange movements		(11)	(3)
Settlement of tax on employee awards	23	(22)	(10)
Increase in trade receivables		(33)	(21)
(Increase)/Decrease in current and non-current other assets		(415)	72
Increase in inventories		(21)	(25)
Increase/(Decrease) in trade and other payables		115	(98)
Increase in provisions and other liabilities[1]		49	197
Cash (used in)/provided by operations		(292)	63
Interest paid		(32)	(24)
Interest received		42	15
Tax refunds		19	—
Taxes paid		(52)	(57)
Transaction costs related to debt refinancing		—	(1)
Net cash outflow from operating activities		**(315)**	**(4)**
Cash flows from investing activities			
Acquisition of assets, net of cash acquired	27	(124)	—
Acquisition of business	28	(5)	—
Purchase of property, plant and equipment	10	(8)	(5)
Purchase of investments	12	(45)	(245)
Maturity of investments	12	129	27
Purchase of intangible assets	9	(45)	(1)
Proceeds from disposal of intangible assets	9	—	1
Net cash outflow from investing activities		**(98)**	**(223)**
Cash flows from financing activities			
Repayment of borrowings	17	(12)	(3)
Principal elements of lease payments	11	(8)	(9)
Lease incentive received	11	3	—
Shares repurchased and canceled	23	(33)	(90)
Proceeds from the issuance of ordinary shares	23	4	2
Net cash outflow from financing activities		**(46)**	**(100)**
Exchange difference on cash and cash equivalents		1	(1)
Net decrease in cash and cash equivalents		**(458)**	**(328)**
Cash and cash equivalents at beginning of the year	16	774	1,102
Cash and cash equivalents at end of the year	16	**316**	**774**

1. Changes in the line item provisions and other liabilities for 2023 include litigation settlement payments totaling $195m (2022: $108m). Refer to Note 19.

Notes to the Group Financial Statements

1. General information

Indivior PLC (the "Company") and its subsidiaries (together, "Indivior" or the "Group") are predominantly engaged in the development, manufacture and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence, and co-occurring disorders (the "Indivior Business").

The Company is a public limited company incorporated and domiciled in England, United Kingdom on September 26, 2014, and is the holding company for the Group. The address of the registered office and company number are stated on page 215.

The principal accounting policies adopted in the preparation of these financial statements are set out below. Unless otherwise stated, these policies have been consistently applied to all years presented.

2. Basis of preparation and accounting policies

Basis of preparation

The annual financial statements of the Group have been prepared in accordance with U.K.-adopted International Accounting Standards ("IAS") and with the requirements of the Companies Act 2006 as applicable to companies reporting under those standards.

The financial statements are presented in U.S. dollars ($) and are prepared on a historical cost basis except where otherwise stated. Amounts denoted in "m" represent millions and "k" represent thousands.

Following the effectiveness of the additional U.S. listing of Indivior shares, presentation of exceptional items and adjusted results has been removed from the consolidated financial statements. This change creates consistency with presentation of financial statements included in Indivior's SEC registration statement and better aligns to the market practice for companies with U.S. listings. The change has been applied to all periods presented.

In preparing the financial statements, the Group considered the potential impact of climate change. The Task Force on Climate-related Financial Disclosures ("TCFD") reporting framework consists of a list of recommendations for companies to consider. In accordance with the TCFD reporting framework, management has qualitatively and quantitatively assessed the impact of the scenario assessments on the Group's physical and transitional risks. Based on this assessment, the Group concluded that climate change did not have a significant or material impact on the Group's business or on the financial reporting judgments or estimates. The Group will continue to monitor, assess and, as appropriate, account for the impact of climate change prospectively.

Adoption of new and revised standards

The following new IFRS standards have been adopted by the Group from January 1, 2023:

International Tax Reform - Pillar Two Model Rules - Amendments to IAS 12

In December 2021, the Organisation for Economic Co-Operation and Development ("OECD") released the Global Anti-Base Erosion (Pillar Two) model rules, which provide a framework for the introduction of a global minimum effective tax rate of 15%, applicable to large multinational groups. In May 2023, the International Accounting Standards Board issued 'International Tax Reform—Pillar Two Model Rules, Amendments to IAS 12'. The amendments mandate a temporary exception to the accounting for deferred taxes arising from Pillar Two tax legislation and introduce additional disclosure requirements for affected entities. The Group has applied this IAS 12 amendment; refer to Note 7 for details.

IFRS 17 Insurance Contracts

IFRS 17 was issued in May 2017 as a replacement for IFRS 4 Insurance Contracts and applies to annual reporting periods beginning on or after January 1, 2023. IFRS 17 establishes the principles for the recognition, measurement, presentation and disclosure of insurance contracts within the scope of the standard. The Group has assessed its contractual arrangements considering the requirements of IFRS 17 and determined that all significant contracts with insurance-like features such as leases and parent-subsidiary guarantees are excluded from the scope of the standard. Accordingly, IFRS 17 did not impact the consolidated financial statements.

New accounting standards issued but not yet effective

Certain new accounting standards, amendments to accounting standards and interpretations have been published that are not mandatory for December 31, 2023 reporting periods and have not been early adopted by the Group. These standards, amendments or interpretations are not expected to have a material impact on the entity in the current or future reporting periods and on foreseeable future transactions.

2. Basis of preparation and accounting policies continued

Going concern assessment

The Directors have considered the Company's and the Group's financial plan, in particular with reference to the period to June 2025 (the going concern period).

The Directors have assessed the Group's ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 19, and comply with the minimum liquidity covenant in the Group's term loan for the going concern period. A base case model was produced reflecting:

– Board reviewed financial plans for the period; and

– settlement of liabilities and provisions in line with contractual terms, which are expected to be fully approved by the courts as agreed.

The Directors also assessed a "severe but plausible" downside scenario which included the following key changes to the base case within the going concern period:

– the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modeling a 10% decline on forecasts;

– an accelerated decline in U.S. SUBOXONE film sales to generic analogues; and

– a further decline in rest of the world sublingual product net revenue.

Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these financial statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these financial statements.

Basis of consolidation

The consolidated financial statements include the results of the Company and its subsidiaries. Subsidiaries are those investees, including structured entities, the Group controls because the Group (i) has power to direct the relevant activities of the investees that significantly affect their returns, (ii) has exposure, or rights, to variable returns from its involvement with the investees, and (iii) has the ability to use its power over the investees to affect its returns. Subsidiaries are consolidated from the date on which control is transferred to the Group (acquisition date) and are deconsolidated from the date on which control ceases. Intra-Group transactions, outstanding balances payable or receivable and unrealized income and expense on transactions between Group entities have been eliminated on consolidation. All subsidiaries have year ends which are co-terminous with the Company's. For IFRS reporting, subsidiaries' accounting policies are consistent with the policies adopted by the Group.

Accounting policies

Foreign currency translation

The financial statements of each Group entity are measured using the currency of the primary economic environment in which the entity operates (the functional currency), which is generally the local currency with the exception of treasury and holding companies where the functional currency is the U.S. dollar. The Group's presentation currency is the U.S. dollar.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the remeasurement of monetary assets and liabilities denominated in foreign currencies are recognized within SG&A in the consolidated income statement.

The exchange rates used for the translation of currencies into U.S. dollars that have the most significant impact on the Group's results were:

	2023	2022
GBP year-end exchange rate	1.2731	1.2083
GBP average exchange rate	1.2435	1.2386
EUR year-end exchange rate	1.1037	1.0698
EUR average exchange rate	1.0814	1.0545

The financial statements of subsidiaries with different functional currencies are translated into U.S. dollars on the following basis:

– Assets and liabilities at the year-end rate.

– Profit and loss account items at the weighted average exchange rate for the year.

Exchange differences arising from translation of retained earnings and the net investment in foreign entities are recognized in the statement of comprehensive income on consolidation.

Revenue

Net revenue is generated from sales of pharmaceutical products, net of accruals for returns, discounts, incentives and rebates ("allowances"). Direct customers are often wholesalers, specialty pharmacies and specialty distributors of pharmaceutical products; indirect customers are often government-sponsored programs or commercial insurers with whom the Group has separate pricing and formulary agreements.

Notes to the Group Financial Statements continued

2. Basis of preparation and accounting policies continued

Net revenue is recognized when a contractual promise to a customer (performance obligation) has been fulfilled by transferring control over pharmaceutical products to the direct customer, substantially all of which is upon receipt of the products by the customer, and therefore all revenue is recognized at a "point in time." The amount of net revenue recognized is based on the consideration expected in exchange for pharmaceutical products, including reductions in revenue for rebates expected to be paid to indirect customers. The consideration Indivior receives may be fixed or variable. Variable consideration is only recognized when it is highly probable that a significant reversal will not occur. The Group has no material contracts with more than one performance obligation.

Management is required to determine the net transaction price in respect of each of its contracts with direct and indirect customers. In making such judgment, management assesses the impact of any variable consideration in the contract due to allowances. These are estimated and recognized in the period in which the underlying performance obligation is fulfilled as a reduction of net revenue.

The following are the Group's significant categories of allowances:

– Government and commercial rebates

The Group records accruals for rebates for governmental programs as a reduction of sales when the product is sold into the distribution channel. The Group pays rebates to individual U.S. states for all eligible units purchased under the Medicaid Drug Rebate Program in the United States ("Medicaid") based on a "per unit rebate" calculation, which is based on the Group's average manufacturer prices and applicable supplemental agreements.

Management estimates expected unit sales under Medicaid and adjusts its rebate accrual based on actual unit, per unit rebate amounts and changes in trends in Medicaid utilization.

Commercial rebates include amounts payable to payers and healthcare providers under contractual arrangements and may vary by product.

Government and commercial rebates are estimated using contracted rates, historical and estimated payer mix, historical utilization trends and payment processing time lag. Additionally, in developing estimates, management considers statutory rebate requirements, estimated patient mix, known market events or trends, channel inventory data obtained from third parties and other pertinent internal or external information. Management assesses and updates estimates each

reporting period to reflect billing trends and other current information.

– Chargebacks

Chargebacks relate to discounts that occur when contracted indirect customers purchase directly from wholesalers and specialty distributors at a contracted price. The wholesaler or specialty distributor, in turn, then generally charges back to the Group the difference between the wholesale acquisition cost and the contracted price paid to the wholesaler or specialty distributor by the customer.

Management estimates the accrual for these chargebacks based on historical and expected utilization of these programs.

– Allowance for sales returns

Returns are generally made if the product is damaged, defective or otherwise cannot be used by the customer. In the United States, the Group typically permit returns six months prior to and up to twelve months after the product expiration date. Outside the United States, returns are only allowed in certain countries on a limited basis.

Accruals for product returns are estimated based primarily on analysis of the Group's historical product return patterns, expected future returns, and contractual agreement terms. Estimated returns are accrued in the period the related revenue is recognized.

– Sales discounts

Wholesalers, specialty pharmacies and specialty distributors of the Group's products are generally offered various forms of consideration, including discounts, service fees and prompt payment discounts, for distributing the products. Wholesaler and specialty distributor allowances and service fees arise from contractual agreements and are estimated as a percentage of the price at which the Group sells product to them. In addition, customers are offered a prompt pay discount for payment within a specified contractual period. Prompt pay discounts are classified as liabilities.

Management also takes account of factors such as levels of inventory in its various distribution channels, product expiry dates and information about potential entry of competing products into the market. In each case, the accruals made for allowances noted above are subject to continuous review and adjustment as appropriate, based on the most recent information available to management.

Adjustments to the accruals may be necessary based on actual utilization information submitted to the Group (in the case of accruals for rebates related to sales targets or contractual rebates), claims/invoices received (in the case of regulatory rebates and chargebacks) and actual return rates.

2. Basis of preparation and accounting policies continued

Operating segments

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer ("CEO").

Cost of sales

Cost of sales are recognized as the associated net revenue is recognized or when the asset no longer represents a probable future economic benefit. Cost of sales include manufacturing costs, movements in provisions for inventories, inventory write-offs, depreciation and impairment charges in relation to manufacturing assets, and amortization of marketed products.

Selling, general and administrative expenses

Selling, general and administrative expenses ("SG&A") comprise personnel costs, as well as marketing expenses, consulting services, depreciation of fixed assets, travel and other selling and distribution related expenses, corporate overheads, patent-related costs and other administrative expenses. Selling, general and administrative expenses also include expenses relating to recognition or release of legal provisions.

Expenses are recognized in respect of goods and services received when supplied in accordance with contractual terms. Marketing, promotional and other selling expenses are charged to the consolidated income statement as incurred.

Research and development

Research and development expenses comprise internal and external research expenses. Internal R&D expenses include employee related expenses, occupancy costs, depreciation of corresponding equipment and other costs. External R&D expenses include costs related to clinical trials, non-clinical activity and laboratory services. Research expenditure is charged to the consolidated income statement in the year in which it is incurred.

Development expenditure is expensed as incurred, unless it meets the requirements of IAS 38 to be capitalized and then amortized over the useful life of the developed product, once commercialized.

The Group has determined that filing for regulatory approval is generally the earliest point at which internal development costs can be capitalized. However, judgment is exercised when assessing the point at which it is probable the asset created will generate future economic benefits, which may not be until final regulatory approval for certain assets. All internal development expenditure incurred prior to filing for regulatory approval is therefore expensed as incurred.

Net other operating income

Net other operating income is credited to the consolidated income statement as earned.

Finance income and expense

Finance income represents interest earned on invested cash balances plus interest income from debt securities which is included in finance income using the effective interest method. Finance income on cash and cash equivalents and investments is recognized in the consolidated income statement in the period earned.

Finance costs of borrowings are recognized in the consolidated income statement over the term of those borrowings. Finance costs related to lease arrangements are recognized in the consolidated income statement over the lease period. Finance costs on significant legal matters are generally recognized in the consolidated income statement over the settlement payment period.

Income tax

Income tax for the year comprises current and deferred tax. Current tax is the expected tax payable on taxable income for the year, using tax rates enacted, or substantively enacted, at the balance sheet date, and any adjustment to tax payable in respect of previous years.

Income tax is recognized in the consolidated income statement except to the extent that it relates to items recognized in other comprehensive income or directly in equity. In this case, the tax is also recognized in other comprehensive income or directly in equity, respectively.

Current tax for the current and prior periods is recognized as a liability to the extent that it has not yet been settled, and as an asset to the extent that the amounts already paid exceed the amount due.

Deferred tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the financial statements using the balance sheet approach. Deferred tax is not recorded if it arises from the initial recognition of an asset or liability in a transaction (other than a business combination) that affects neither accounting nor taxable profit or loss at that time. Deferred tax is determined using tax rates (and laws) that have been enacted or substantively enacted at the balance sheet date and apply when the deferred tax asset or liability is expected to reverse. They are revalued for changes in tax rates when new tax rates are substantively enacted.

Notes to the Group Financial Statements continued

2. Basis of preparation and accounting policies continued

Intangible assets

Intangible assets are carried at cost less accumulated amortization and impairment.

Payments made in respect of acquired distribution rights are capitalized when it is probable that the expected future economic benefits attributable to the asset will flow to the Group. The useful life of the acquired distribution rights is determined based on legal, regulatory, contractual, competitive, economic or other relevant factors. Acquired rights with finite lives are subsequently amortized using the straight-line method over their expected useful economic lives.

Payments related to the acquisition of rights to products in development or marketed products are capitalized if it is probable that future economic benefits from the asset will flow to the Group. Probability of future economic benefit is assumed for all payments made for externally acquired products in development and therefore capitalized. Subsequent success-based milestone payments up to and including approval are capitalized when achieved. Products in development are not amortized as they are not yet in use but are assessed for impairment at the end of each reporting period. Once approved in their primary market, products in development are transferred to marketed products.

Marketed products are amortized over their useful economic life, which is generally estimated as the patent life within the product's primary market. Amortization of marketed products is recognized within cost of sales. All products are assessed for impairment indicators at the end of each reporting period and tested for impairment annually.

Acquired computer software licenses and related implementation costs are capitalized at cost. These costs are typically amortized on a straight-line basis, generally over a period of up to five years. For cloud-based software licenses, implementation costs are expensed as incurred and subscription costs are expensed ratably over the license period.

Goodwill is initially measured as any excess of the fair value of the acquired business over the fair value of the net identifiable assets acquired. Goodwill is not amortized but is assessed for impairment at the end of each reporting period.

Gains and losses on the disposal of intangible assets are determined by comparing the asset's carrying value with any sale proceeds and are included in the consolidated income statement.

The carrying values of intangible assets are reviewed for impairment annually and/or when events or changes in circumstances indicate the carrying value may be impaired depending on the intangible asset type. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of impairment loss. Where it is not possible to estimate the recoverable amount of an individual asset, management estimates the recoverable amount of the cash-generating unit ("CGU") to which it belongs. Goodwill is tested for impairment at the operating segment level, this being the level at which goodwill is monitored for internal management purposes. As discussed in Note 3, the Group is engaged in a single business activity and operates in a single reportable segment.

Property, plant and equipment

Property, plant and equipment are stated at historic cost less accumulated depreciation and impairment, with the exception of land, which is shown at cost less impairment. Cost includes expenditure that is directly attributable to the acquisition of the asset.

The cost of subsequent improvements and enhancements is included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be reliably measured.

Except for freehold land and assets under construction, the cost of property, plant and equipment is depreciated on a straight-line basis over the expected useful life of the asset. For this purpose, expected lives are determined within the following limits:

- freehold buildings: not more than 20 years;
- plant and equipment: not more than 10 years;
- motor vehicles and computer equipment: not more than 4 years; and
- leasehold improvements: up to the expected lease term.

Assets' residual values and useful lives are reviewed, and adjusted, if necessary, at each balance sheet date. Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be appropriate. Freehold land is reviewed for impairment on an annual basis.

Gains and losses on the disposal of property, plant and equipment are determined by comparing the asset's carrying value with any sale proceeds and are included in the consolidated income statement.

2. Basis of preparation and accounting policies continued

Leases and right-of-use asset

The Group leases various properties and equipment (including vehicles). Rental contracts are typically made for fixed periods of 3 to 10 years but may have termination or extension options. Management assesses whether it is reasonably certain to exercise the options at lease commencement and subsequently, if there is a change in circumstances within its control. Extension options (or periods after termination options) are only included in the lease term if the lease is reasonably certain to be extended (or not terminated). Such assessment involves management judgment and estimations based on information at the time the assessments are made.

As a lessee, management assesses whether a contract conveys the right to control use of an identified asset for a period in exchange for consideration, in which case it is classified as a lease. The Group recognizes a right-of-use asset (lease asset) and a corresponding liability at the lease commencement date, measured on a present value basis.

Leases with a term of 12 months or less (short-term leases) and low-value leases are not recognized on the balance sheet. For these short-term and low-value leases, the Group recognizes the lease payments as an operating expense on a straight-line basis over the term of the lease.

The Group's right-of-use assets are calculated based upon the following:

- the amount of the initial measurement of the lease liability;
- any lease payments made to the lessor at or before the commencement date, less any lease incentives (e.g., rent abatements, tenant improvement allowances) received; and
- any initial direct costs incurred by the Group.

Right-of-use assets are amortized on a straight-line basis from the commencement date of the lease over the shorter of the lease term or useful life of the right-of-use asset. Right-of-use assets are assessed for impairment whenever there is an indication the carrying amount may not be recoverable, generally using cash flow projections for the cash-generating unit in which the right-of-use asset belongs.

Lease liabilities are initially measured at the present value of the lease payments to be made over the lease term using the discount rate for the lease at lease commencement. If the interest rate implicit in the lease can be determined, it will be used to measure the liability. If an interest rate is not implicit in the lease, the incremental borrowing rate for the respective loan type at the date of commencement will be used, which ranged from 3.9% to 11.8%. The incremental borrowing rate is determined by referencing the cost of borrowing in recent debt issuances for entities with comparable credit ratings, adjusted for the term of the lease and country of origin.

The Group remeasures the lease liability (and makes a corresponding adjustment to the related right-of-use asset) whenever the lease terms or expected payments under the lease change, or a modification occurs that is not accounted for as a separate lease. Lease payments are allocated between principal and finance cost. The finance cost is charged to profit or loss over the lease period to produce a constant periodic rate of interest on the remaining balance of the liability for each period. Principal elements of lease payments are recognized as cash flows from financing activities.

Investments

Investments comprise holdings in equity and debt securities. Investments in equity securities held for trading or for which the Group has not elected to recognize fair value gains and losses through other comprehensive income are initially recorded and subsequently measured at fair value through profit or loss ("FVPL"). Investments in debt securities are initially recorded at fair value plus or minus directly attributable transaction costs and remeasured on the basis of the Group's business model and the contractual cash flow characteristics.

The Group's investments in debt securities are held at amortized cost as the Group's intention is to hold these investments to maturity and collect contractual cash flows that are solely payments of principal and interest.

The Group applies an expected credit loss impairment model to financial instruments held at amortized cost. The recognition of a loss allowance is limited to 12-month expected credit losses unless credit risk increases significantly, which would require lifetime expected credit losses to be applied. When measuring expected credit losses, investments are grouped based on similar credit risk characteristics. Management uses judgment in selecting the inputs to the impairment model based on historical loss rates for similar instruments, current conditions and forecasts of future economic conditions.

Inventories

Raw materials, stores and consumables, work in progress and finished goods are stated at the lower of cost or net realizable value. Cost comprises materials, direct labor and an appropriate portion of overhead expenses (based on normal operating capacity) required to get the inventory to its present location and condition. Inventory valuation is determined on a first in, first out basis. Selling expenses, product amortization and certain other overhead expenses are excluded from product cost. Net realizable value is the estimated selling price less applicable selling expenses. Impairment of inventory is recognized in cost of sales.

Notes to the Group Financial Statements continued

2. Basis of preparation and accounting policies continued

Trade receivables

Trade receivables are initially recognized at their invoiced amounts less estimated adjustments for deductions such as cash discounts. Trade receivables consist of amounts due from customers, primarily wholesalers and distributors, for which there is no significant history of default. The credit risk of customers is assessed, taking into account their financial positions, past experiences and other relevant factors. Individual customer credit limits are imposed based on these factors.

Provisions for expected credit losses are established using an expected credit loss model ("ECL"). The provisions are based on a forward-looking ECL, which includes possible default events on the trade receivables over the entire holding period. These provisions represent the difference between the carrying amount in the consolidated balance sheet and the estimated collectible amount. Charges for ECL are recognized in the consolidated income statement within SG&A expenses.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investments with original maturities of less than three months.

Borrowings

Interest-bearing borrowings are recognized initially at fair value less attributable transaction costs. Subsequent to initial recognition, interest-bearing borrowings are stated at amortized cost, with any difference between cost and redemption value being recognized within finance expense in the consolidated income statement over the year of the borrowings on an effective interest basis.

Borrowings are classified as a current liability unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the reporting date.

Provisions and other liabilities

Provisions are recognized when the Group has a present legal or constructive obligation as a result of past events, an outflow of resources to settle that obligation is more likely than not, and the amount can be reliably estimated. Provisions are measured at the present value of management's best estimate of the expenditure required to settle the present obligation at the reporting date. Provisions are reviewed regularly, and amounts updated where necessary to reflect the latest assumptions. The assessment of provisions can involve complex judgments about future events and can rely heavily on judgments and estimates. Given the inherent uncertainties related to these judgments and estimates, the actual outflows resulting from the realization of those risks could differ adversely and materially from management's assessments.

Other liabilities represent contractual obligations to third parties where the amount and timing of payments is fixed. Where other liabilities are not interest-bearing and the impact of discounting is significant, other liabilities are recorded at their present value, generally using a discount rate appropriate to the liability or approximating a market interest rate at the time the Group entered into the obligation.

Trade and other payables

Trade and other payables are recognized initially at fair value and, where applicable, subsequently measured at amortized cost using the effective interest method. Accrual balances are reviewed and adjusted in light of actual experience of rebates, discounts or allowances given and returns made and any expected changes in arrangements. Future events could cause the assumptions on which the accruals are based to change, which could affect the future results of the Group. Please refer to the revenue accounting policy for further details on accruals for rebates, discounts and returns.

Employee share-based plans

The Group operates three equity-settled executive and employee share plans. For all grants of share options and awards, the fair value at the grant date is calculated using appropriate pricing models. The grant date fair value is recognized over the vesting period as an expense, with a corresponding increase in retained earnings.

Employee short-term obligations

Liabilities for salaries and wages, including non-monetary benefits, vacation and accumulating sick leave expected to be settled within 12 months after the end of the period in which the employees render the related service, are recognized in respect of employees' services up to the end of the reporting period and are measured at the amounts expected to be paid when the liabilities are settled. The liability for vacation and accumulating sick leave is recognized in the provision for employee benefits. All other short-term employee benefits are included within trade and other payables.

Pension commitments

Some companies within the Group operate defined contribution and (funded and unfunded) defined benefit pension schemes. The cost of providing pensions to employees who are members of defined contribution schemes is charged to the consolidated income statement as contributions are made. The Group has no further payment obligations in respect of such schemes once the contributions have been paid.

2. Basis of preparation and accounting policies continued

Post-retirement benefits other than pensions

Some companies within the Group provide post-retirement medical care to their retirees. The costs of providing these benefits are accrued over the period of employment and the liability recognized in the consolidated balance sheet is calculated using the projected unit credit method and is discounted to its present value and the fair value of any related asset is deducted.

Business combinations and asset acquisitions

In assessing whether an acquired set of activities and assets is a business or an asset, management applies the optional concentration test to simplify the assessment. In applying the concentration test, the acquisition will be treated as an asset acquisition if substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill) is concentrated in a single identifiable asset or group of similar identifiable assets. If the concentration test is not met, or is not applied, management will perform an assessment to determine whether the acquired set of activities and assets is a business.

The acquisition method of accounting is used to account for business combinations. All identifiable assets acquired, liabilities and contingent liabilities assumed are initially measured at fair value on the acquisition date. Acquisition-related costs are expensed as incurred.

Goodwill arising from a business combination is recognized as an asset and initially measured at cost. Goodwill is calculated as the difference between 1) the acquisition date fair value of the consideration transferred and 2) the net of the acquisition date fair value of identifiable assets acquired and liabilities assumed.

The Group recognizes contingent consideration in a business combination as part of the consideration transferred at the fair value of the obligations at the acquisition date. Contingent consideration classified as a financial liability is subsequently remeasured to fair value at each balance sheet date, with changes in fair value recognized in the consolidated income statement. In an asset acquisition, the Group accounts for contingent consideration using a cost accumulation model. No liabilities are initially recognized at the date of acquisition. When an obligation associated with a variable payment is no longer uncertain, it is capitalized as part of the cost of the asset, as it represents a direct cost of the acquisition.

Accounting estimates and judgments

Management makes several estimates and assumptions regarding the future and significant judgments in applying the Group's accounting policies.

Key estimates and assumptions

Estimates and assumptions may affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities, and the reported amounts of revenues and expenses. These estimates are based on the Group's knowledge of the amount, events or actions; however, actual results may ultimately differ from those estimates. Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively. The key estimates and assumptions used in the financial statements are set out below.

Accruals for returns, discounts, incentives and rebates

The Group offers various types of reductions from list prices on its products. Products sold in the United States are covered by various programs (such as Medicare and Medicaid) under which products are sold at a discount. Rebates are granted to healthcare authorities, and under contractual arrangements with certain customers. Some wholesalers are entitled to chargeback incentives under specific contractual arrangements. Cash discounts may also be granted for prompt payment.

The discounts, incentives and rebates described above are estimated based on contractual arrangements with customers or terms of the relevant regulations and/or agreements applicable for transactions with healthcare authorities, and in some cases on assumptions about the attainment of targeted volumes. Several months may pass between the original estimate of rebates due and confirmation of the amount, which may increase the estimation risk. Please refer to the revenue accounting policy for further details.

Accruals for product returns are estimated based primarily on analysis of the Group's historical product return patterns, expected future returns, and contractual agreement terms. Estimated returns are accrued in the period the related revenue is recognized.

During 2023, net revenue was reduced by $9m from performance obligations satisfied in prior years, primarily relating to differences between invoices received from U.S. government programs as compared to the respective accruals held for those years. During 2022, net revenue was increased by $14m from performance obligations satisfied in prior years, primarily relating to resolution of aged accruals for U.S. government programs. The estimates for U.S. governmental and commercial end-payor accruals are also reasonably expected to vary due to shifts between U.S. governmental end-payor sales and U.S. commercial end-payor sales. A 1 percentage point shift between these channels would impact the accrual by $5m. Due to the number of variables contributing to the overall accruals for returns, discounts, incentives and rebates, further meaningful sensitivity is not able to be provided. Accruals for returns, discounts, incentives and rebates are disclosed in Note 22.

Financial Statements

Indivior Annual Report and Accounts 2023

174   175

Notes to the Group Financial Statements continued

2. Basis of preparation and accounting policies continued

Impairment of intangible assets

In carrying out impairment reviews, specifically in relation to products in development, significant assumptions have been made. These include the probability of success in obtaining regulatory approvals, discount rates and projected net revenue (based on future rate of market growth and market demand for the products acquired). As actual results differ and/or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. The cash flows used in the recoverable amount calculation for assets in development are inflation adjusted. Changes in the inflationary environment in 2023 did not have a significant impact on the recoverable amount calculations due to its effect on both projected cash inflows and outflows. See Note 9 for further details and sensitivity analysis.

Acquisitions

In March 2023, the Group acquired 100% of the share capital of Opiant Pharmaceuticals, Inc. ("Opiant") which has been accounted for as an asset acquisition as substantially all of the fair value of the gross assets acquired was concentrated in the value of the in-process research and development. At the acquisition date, the purchase consideration was allocated on a relative fair value basis across the acquired assets and liabilities with no goodwill recognized. Significant estimates and assumptions used in determining the valuation of the in-process research and development associated with OPVEE which was recorded as an intangible asset included the probability of approval, market potential and the net selling price per unit. Refer to Note 27 for details of the acquisition of Opiant.

In November 2023, the Group acquired an aseptic manufacturing facility consisting of a manufacturing facility, workforce and supply contracts which has been accounted for as a business combination using the acquisition method of accounting. Determining the fair value of the assets acquired and liabilities assumed involved significant estimates and assumptions, in particular in respect of the valuation of personal property and the provision for onerous contracts which was recorded to reflect the present value of expected losses from assumed contractual manufacturing obligations. Refer to Note 28 for details of net assets acquired.

Critical judgments

Management has made the following critical judgments in applying the Group's accounting policies that have the most significant effect on the amounts recognized in the Group financial statements:

Ongoing litigation

The Group is involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to compliance and trade practices, commercial claims, product liability claims, intellectual property rights, and employment and wrongful discharge claims. For each claim or grouping of similar claims, management makes judgments regarding the relative merits and risks within the claims. These judgments inform the Group's defense strategies, whether a loss or settlement from the claims is probable and whether sufficient information exists to make a reliable estimate of the likely outcome of the claims. Provisions are recognized when the Group has a present legal or constructive obligation, an outflow of resource to settle the obligation is more likely than not, and the amount can be reliably estimated. Management has assessed as "contingent" matters that cannot be reliably estimated or are not considered probable at the current time. For more details of all the outstanding legal proceedings including those that have been deemed contingent, see Note 21.

3. Segment information

The Group is engaged in a single business activity, which is predominantly the development, manufacture and sale of buprenorphine-based prescription drugs for treatment of opioid dependence and related disorders. The CEO reviews disaggregated net revenue on a geographical and product basis and allocates resources on a functional basis between Commercial, Supply, Research and Development, and other Group functions. Financial results are reviewed on a consolidated basis for evaluating financial performance and allocating resources. Accordingly, the Group operates in a single reportable segment.

Net revenue:

Revenue is attributed geographically based on the country where the sale originates. The following table represents net revenue by country.

For the year ended December 31	2023 $m	2022 $m
United States	912	731
Rest of World	176	164
United Kingdom	5	6
Total	**1,093**	**901**

On a disaggregated basis, the Group's net revenue by major product line:

For the year ended December 31	2023 $m	2022 $m
SUBLOCADE	630	408
PERSERIS	42	28
Sublingual/Other	421	465
Total	**1,093**	**901**

Significant customers

Net revenue includes amounts derived from significant customers that amount to 10% or more of the Group's revenue as follows (in percentages of total net revenue):

Customer	2023 $m	2022 $m
Customer A	19 %	22 %
Customer B	16 %	16 %
Customer C	19 %	17 %

Non-current assets:

The following table represents non-current assets, net of accumulated depreciation, amortization and impairment, by country. Non-current assets for this purpose consist of intangible assets, property, plant and equipment, right-of-use assets, investments and other assets.

At December 31	2023 $m	2022 $m
United States	214	65
United Kingdom	206	223
Rest of World	3	3
Total	**423**	**291**

Notes to the Group Financial Statements continued

4. Operating expenses and net other operating income

Operating expenses

The table below sets out selected operating costs and expense information.

	Notes	2023 $m	2022 $m
Research and development expenses		**(106)**	(72)
Selling and marketing expenses		**(236)**	(218)
Administrative and general expenses[1]		**(575)**	(545)
Selling, general and administrative expenses		**(811)**	(763)
Depreciation and amortization[2]	9, 10, 11	**(15)**	(13)

1. Administrative and general expenses include $240m and $296m in the current and prior year, respectively, related to increases in legal provisions as outlined in Note 19. The Group also incurred acquisition-related costs of $22m in 2023 related to the acquisition of Opiant and an aseptic manufacturing facility. Refer to Notes 27 and 28 for details. Medical affairs functional costs are included in administrative and general expenses.
2. Depreciation and amortization expense represents amounts included in research and development and selling, general and administrative expenses. In addition, depreciation and amortization expense of $13m (2022: $8m) for intangible assets and right-of-use assets is included within cost of sales.

Auditors' remuneration

	2023 $m	2022 $m
Audit of Parent Company and consolidated financial statements:		
Audit of the Group's consolidated financial statements	**(4.4)**	(3.3)
Audit of the Group's subsidiaries	**(0.8)**	(0.3)
Audit services	**(5.2)**	(3.6)
Audit-related assurance services	**(0.8)**	(2.8)
Total auditors' remuneration	**(6.0)**	(6.4)

Audit services for the audit of Parent Company and consolidated financial statements include the fee paid in respect of the audit carried out under U.S. auditing standards for the purpose of filing accounts in the U.S. In FY 2023, an additional fee of $0.5m in respect of the FY 2022 Group and subsidiary financial statements was approved and paid subsequent to the completion of the audit. This amount is not included in the table above.

Audit-related assurance services primarily consist of performance of quarterly reviews. Additionally, in FY 2022, audit-related services primarily pertained to the audit work carried out under the U.S. auditing standards for the years ended December 31, 2022 and 2021, respectively, for the preparation of the expected listing in the U.S. Auditors' remuneration is included in selling, general and administrative expenses.

Net other operating income

	2023 $m	2022 $m
Net proceeds from the sale of intangible assets	**—**	1
Directors' and Officers' insurance reimbursements	**1**	5
Income recognized in relation to a supply agreement	**3**	—
Other income	**2**	2
Net other operating income	**6**	8

5. Employees

Details of employee costs

(a) Staff costs	Note	2023 $m	2022 $m
The total employment costs, including Executive Directors, were:			
Wages and salaries		**(226)**	(182)
Social security costs		**(37)**	(30)
Pension costs[1]		**(14)**	(12)
Share-based payments expense for the year	25	**(22)**	(16)
Termination costs[2]		**(7)**	—
Acquisition-related employee costs[2]		**(3)**	—
Total staff costs		**(309)**	(240)

1. Pension costs predominantly reflect contributions made towards the Group's defined contribution plans.
2. Acquisition-related employee costs primarily reflect acceleration of vesting of Opiant employee share compensation and short-term retention costs. Termination costs reflects severance related to the acquisition of Opiant.

Key management is defined as the Executive Committee, a body of 11 employees (2022: 10 employees) including the CEO and the functional leads directly reporting to the CEO plus all Non-Executive Directors. Compensation awarded to key management was:

	2023 $m	2022 $m
Short-term employee benefits	**(13)**	(10)
Share-based payments expense for the year	**(13)**	(10)
Non-Executive Director remuneration	**(1)**	(1)
Total compensation awarded	**(27)**	(21)

(b) Staff numbers

The average monthly number of persons employed by the Group, including Directors, during the year was:

	2023	2022
Operations	**735**	675
Management	**208**	178
Research and development	**108**	75
Average monthly number of employees	**1,051**	928

6. Net finance income/(expense)

Finance income	2023 $m	2022 $m
Interest income on cash and cash equivalents/investments	**43**	18
Other finance income	**—**	1
Total finance income	**43**	19
Finance expense		
Interest expense on borrowings	**(27)**	(20)
Interest expense on lease liabilities	**(3)**	(2)
Interest expense on legal matters, including the effect of discounting	**(7)**	(7)
Other finance expense	**(1)**	—
Total finance expense	**(38)**	(29)
Net finance income/(expense)	**5**	(10)

Notes to the Group Financial Statements continued

7. Income tax
Income tax benefit

	2023 $m	2022 $m
Current tax	61	51
Adjustments for prior years	(6)	13
Total current tax expense	**55**	**64**
Origination and reversal of temporary differences	(63)	(72)
Adjustments for changes in tax rates	(5)	(22)
Adjustments for disallowed compensation	5	—
Adjustments for prior year deferred tax	7	(12)
Total deferred tax (benefit)	**(56)**	**(106)**
Total income tax (benefit)	**(1)**	**(42)**

The enacted U.K. Statutory Corporation Tax rate increased to 25% as of April 1, 2023, providing a blended rate of 23.5% for the year ended December 31, 2023 (2022: 19%). The Group's effective tax rate for the year ended December 31, 2023 is -100%, which is not meaningful as a percentage due to the profit before taxation being close to nil (2022: 44%).

The total tax benefit reconciles to the profit/(loss) before taxation as follows:

	2023 $m	2022 $m
Profit/(loss) before taxation	1	(95)
Tax at the notional U.K. corporation tax rate of 23.5% (2022: 19%)	—	(18)
Effects of:		
Tax at rates other than the U.K. corporation tax rate	(2)	5
Impact of rate change	(5)	(22)
Permanent differences	(2)	(3)
Benefit from innovation incentives	(3)	(3)
Adjustments for prior year	1	(1)
Recognition of previously unrecognized tax benefits	—	(1)
Current year unrecognized deferred tax asset	1	2
Adjustments to amounts carried in respect of unresolved tax matters	—	(1)
Disallowed compensation	6	—
Disallowed litigation expenses	3	—
Income tax (benefit)	**(1)**	**(42)**

The effective tax rate of -100% for 2023 (2022: 44%) was impacted by:

– Permanent difference tax benefit of $2m (2022: $3m). Permanent differences arise due to differences between financial statement income and taxable income determination that will never reverse. Current year differences resulted from income not subject to tax, offset by business expenses not deductible.

– In 2023, the Group recorded a tax expense of $6m due to limitations on the deduction of executive compensation by U.S. publicly traded companies, including the write-off of accumulated deferred tax assets of $5m.

– In 2023, the Group recorded a tax expense of $3m relating to a change in estimate as to the tax benefit of legal provisions booked in the prior year.

– In 2023, the Group recorded a tax expense of $3m relating to its acquisition of Opiant (refer to Note 27).

– In 2022, the impact of rate change includes a $22m tax benefit. Due to the impact of adjustments to prior years and the difference between the blended rate in the current year and that at which carried forward deferred tax assets are measured, in 2023, there is an additional $5m tax benefit.

7. Income tax continued
Factors affecting future tax charges

In June 2023, Finance (No. 2) Act 2023 (Pillar Two) was substantively enacted in the U.K., introducing a global minimum effective tax rate of 15% through implementation of a domestic top-up tax and a multinational top-up tax. The legislation was also enacted or substantively enacted in other jurisdictions in which the Group operates. The Pillar Two legislation will be effective for the Group's financial year beginning January 1, 2024. The Group performed an assessment of the potential exposure to Pillar Two income taxes. This assessment, which will be monitored prospectively, is based on modeling of adjusted accounting data for the period ended December 31, 2023. Based on the assessment, the Group believes it qualifies for one of the transitional safe harbors provided in the rules in all territories in which it operates. Therefore, the Group does not anticipate a material impact from Pillar Two legislation in the near future. The Group has applied the recent amendment to IAS 12 which provides temporary relief to the recognition of deferred taxes relating to top-up income taxes. Accordingly, the legislation did not impact the Group's taxes in 2023.

Tax assets and liabilities
Deferred taxes

The Group recognizes deferred tax assets to the extent that sufficient future taxable profits are probable against which these future tax deductions can be utilized. At December 31, 2023, the Group's net deferred tax assets of $268m (2022: $219m) includes $116m (2022: $120m) in the U.S. and $147m (2022: $87m) in the U.K. The U.S. deferred tax asset of $116m includes $44m of inventory (2022: $26m), $20m of litigation (2022: $31m), and $18m of short-term deferred tax assets (2022: $17m). The U.K. deferred tax assets of $147m includes $143m carry-forward losses (2022: $86m). Recognition of deferred tax assets is reliant on forecast taxable profits arising in the jurisdiction in which the deferred tax asset is recognized. The Group has assessed recoverability of deferred tax assets using consolidated budgets and forecasts consistent with those used for the assessment of viability and asset impairments, particularly in relation to levels of future net revenue. These forecasts are subject to similar uncertainties to those assessments. This is reviewed each quarter and, to the extent required, an adjustment to the recognized deferred tax asset may be made. The Group generated income before taxation of $1m in the current period (2022: loss $95m) and was profitable in each major jurisdiction excluding non-recurring costs. The deferred tax assets are expected to be used within the lifecycle of existing products. With the exception of specific assets that are not currently considered realizable, management have concluded full recognition of deferred tax assets to be appropriate and do not believe a significant risk of material change in their assessment exists in the next 12 months from the balance sheet date.

The composition of deferred tax assets is summarized in the table below.

Deferred tax assets	Unrealized profit in inventory $m	Inventory costs capitalized $m	Share-based payments $m	Short-term temporary differences $m	Long-term temporary differences $m	Litigation $m	Carry-forward losses $m	State taxes $m	Fixed assets $m	Other $m	Total $m
At January 1, 2022	8	15	20	23	9	24	—	8	(4)	2	105
Credit/(charged) to the income statement	—	11	2	(4)	(9)	7	87	5	1	6	106
Credit directly to equity	—	—	9	—	—	—	—	—	—	—	9
Exchange adjustments	—	—	—	—	(1)	—	—	—	—	—	(1)
At December 31, 2022	8	26	31	19	(1)	31	87	13	(3)	8	219
Credit/(charged) to the income statement	—	18	(2)	4	(3)	(11)	51	—	(3)	2	56
(Charged)/credit directly to equity	—	—	(21)	—	—	—	—	2	—	—	(19)
Credit/(charged) directly to balance sheet – Acquisitions	—	—	—	—	6	—	7	2	(5)	1	11
Exchange adjustments	—	—	—	—	—	—	3	—	—	(2)	1
At December 31, 2023	**8**	**44**	**8**	**23**	**2**	**20**	**148**	**17**	**(11)**	**9**	**268**

7. Income tax continued

We anticipate that $42m of deferred tax assets will be recovered within 12 months and $226m in more than 12 months after the reporting period.

Unrecognized deferred tax assets of $28m (2022: $23m) consist of $12m (2022: $12m) in respect of losses of earlier periods, $10m (2022: $9m) in respect of interest expense, and foreign tax credit carry-forward of $6m (2022: $2m). Both the losses and interest expense have an unlimited carry-forward period, and the foreign tax credits start to expire in 2031, if unused.

U.S. tax laws limit deductibility of compensation for certain management roles for U.S. listed companies. With the U.S. listing completed in June 2023, the Group wrote off deferred tax assets of $5m to tax expense and $7m to equity relating to future tax deductions of share-based compensation for which book expense has already been recognized. Additionally, the Group's current tax liabilities increased by $5m, due to disallowance of current year compensation.

The tax (credit)/charge recognized other than within the consolidated income statement was as follows:

	2023 $m	2022 $m
Other comprehensive income:		
Current tax recorded in currency translation reserve	(2)	(3)
Equity:		
Current taxation on share-based plans	(5)	(2)
Deferred taxation on share-based plans	19	(9)

The Group recognized a $2m tax benefit (2022: $3m) in relation to foreign currency translation adjustments.

Other tax matters

In 2022, the Group recorded a provision of $290m for multi-district antitrust class and state claims. The resulting tax benefit of $68m includes $12m of rate change impact. In 2023, this provision was increased by $228m with a resulting tax benefit of $57m, including $3m of further rate change impact.

Management believes it has made adequate provision for the liabilities likely to arise from periods that are open and not yet agreed by tax authorities. The ultimate liability for such matters may vary from the amounts provided and is dependent upon the outcome of agreements with relevant tax authorities or litigation where appropriate. As a multinational group, tax uncertainties remain in relation to Group financing, the location of taxable operations and certain non-recurring costs. Management have concluded tax provisions made to be appropriate and do not believe a significant risk of material change to uncertain tax positions exists in the next 12 months. Including matters under audit, an estimate of reasonably possible additional tax liabilities that could arise in later periods on resolution of these uncertainties is in the range from nil to $35m.

The Group has undistributed earnings of $13m (2022: $11m) which, if paid out as dividends, would be subject to tax in the hands of the recipient. An assessable temporary difference exists, but no deferred tax liability has been recognized as the Group is able to control the timing of distributions from this subsidiary and is not expected to distribute these profits in the foreseeable future. The potential deferred tax liability would be less than $1m (2022: less than $1m).

8. Earnings/(loss) per share

Share consolidation

In September 2022, the Company's shareholders approved a 5-for-1 share consolidation. In October 2022, the Company completed this share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each.

Presented below are the basic and diluted earnings/(loss) per share for each period:

	2023 $	2022 $
Basic earnings/(loss) per share	$0.01	($0.38)
Diluted earnings/(loss) per share	$0.01	($0.38)

Basic

Basic earnings/(loss) per share ("EPS" or "LPS") is calculated by dividing net income/(loss) for the year attributable to owners of the Company by the weighted average number of ordinary shares in issue during the year.

Diluted

Diluted earnings/(loss) per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The Group has dilutive potential ordinary shares in the form of stock options and awards. These options and awards have been adjusted to reflect the share consolidation for all periods presented, referred to above. The weighted average number of shares is adjusted for the number of shares granted to the extent performance conditions have been met at the balance sheet date and determined using the treasury stock method.

Weighted average number of shares

The weighted average number of ordinary shares outstanding (on a basic basis) includes the favorable impact of 1,897k ordinary shares repurchased in 2023, 17,815k ordinary shares repurchased prior to the share consolidation in 2022 (equivalent post consolidation: 3,563k) and 1,281k ordinary shares repurchased after the share consolidation in 2022. Refer to Note 23 for further details.

Conditional awards of 1,761k and 7,839k (equivalent post consolidation approximately 1,568k) were granted under the Group's Long-Term Incentive Plan in 2023 and 2022, respectively. For 2023, the effect of 810k (2022: nil) share awards was excluded from the computation of diluted weighted average shares because the performance criteria were not met at that date.

Weighted average number of shares	2023 thousands	2022 thousands
On a basic basis	137,306	139,012
Dilution for share awards and options[1]	4,494	—
On a diluted basis	141,800	139,012

1. As there was a loss in 2022, the effect of potentially dilutive shares of 6,605k was not dilutive.

Notes to the Group Financial Statements continued

9. Intangible assets

	Acquired distribution rights $m	Products in development $m	Marketed products $m	Goodwill $m	Software $m	Total $m
Cost						
At January 1, 2023	195	60	54	—	39	348
Additions	—	167	4	5	—	176
Transfers	—	(126)	126	—	—	—
Exchange adjustments	11	3	2	—	—	16
At December 31, 2023	**206**	**104**	**186**	**5**	**39**	**540**
Accumulated amortization and impairment						
At January 1, 2023	195	24	25	—	34	278
Amortization charge	—	—	10	—	2	12
Exchange adjustments	11	1	1	—	—	13
At December 31, 2023	206	25	36	—	36	303
Net book amount at December 31, 2023	**—**	**79**	**150**	**5**	**3**	**237**

	Acquired distribution rights $m	Products in development $m	Marketed products $m	Goodwill $m	Software $m	Total $m
Cost						
At January 1, 2022	220	66	57	—	39	382
Additions	—	1	—	—	—	1
Exchange adjustments	(25)	(7)	(3)	—	—	(35)
At December 31, 2022	**195**	**60**	**54**	**—**	**39**	**348**
Accumulated amortization and impairment						
At January 1, 2022	220	27	21	—	32	300
Amortization charge	—	—	5	—	2	7
Exchange adjustments	(25)	(3)	(1)	—	—	(29)
At December 31, 2022	195	24	25	—	34	278
Net book amount at December 31, 2022	**—**	**36**	**29**	**—**	**5**	**70**

Acquired distribution rights
Acquired distribution rights have been fully amortized in all periods presented. The remaining acquired distribution rights represent the ongoing sublingual tablet business in Europe which is still in use.

Products in development
Products in development are products in different stages of research and development which have not received regulatory approval.

In 2023, the Group acquired full ownership of INDV-2000 (oral Orexin-1 receptor antagonist) from C4X Discovery for $21m.

In 2023, the Group secured global rights to develop, manufacture and commercialize Alar Pharmaceuticals Inc.'s ("Alar") portfolio of buprenorphine-based ultra long-acting injectables, including lead asset INDV-6001, which is potentially the first three-month long-acting injectable for OUD. Under the agreement, the Group made an upfront payment of $10m, which is in addition to the $5m option payment made by the Group at the beginning of 2023. Alar is entitled to potential milestone payments if various developmental, regulatory and commercial goals are achieved and royalties in the low double digit to mid-teens as a percentage of net revenue.

9. Intangible assets continued

Marketed products
Marketed products include approved product rights for SUBLOCADE of $14m (2022: $16m), PERSERIS of $10m (2022: $13m) and OPVEE of $125m. Amortization expense of $10m (2022: $5m) was recognized in cost of sales.

The acquisition of Opiant resulted in the recognition of an intangible asset related to the in-process research and development value for OPVEE, formerly the pipeline product OPNT003, for $126m (refer to Note 27). Upon approval by the U.S. Food and Drug Administration ("FDA") in May 2023, the intangible asset became classified as a marketed product and amortization commenced over the patent life.

Goodwill
Goodwill arose through the acquisition of a business consisting of a manufacturing facility, workforce and supply contracts in November 2023 (refer to Note 28).

Impairment of intangible assets
An asset's recoverable amount is the higher of an asset's or CGU's fair value less costs of disposal or its value in use. In assessing value in use, its estimated future cash flows are discounted to their net present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. No impairment was indicated when assessing the value in use of the Group's intangible assets, therefore fair value less costs of disposal was not assessed, except for goodwill. The recoverable amount of goodwill is determined using the Company's market capitalization (adjusted for net cash), which was higher than the book value of the Group's net assets at December 31, 2023. No goodwill impairment was identified.

In carrying out impairment reviews of products in development, several significant assumptions have to be made. These include the probability of success in obtaining regulatory approvals, discount rates and projected net revenue (based on future rate of market growth and market demand for the products acquired). These assumptions, covering periods through the expected patent life of the products and a reasonable period of generic competition thereafter, are based on past experience and management's expectations of market development. If actual results should differ, or changes in expectations arise, impairment charges may be required which would have a material adverse impact on reported results and financial position. Products in development of $79m (2022: $36m) are subject to potential impairment in line with the aforementioned assumptions.

Sensitivity analysis
Management performed a sensitivity analysis by applying reasonable changes to key assumptions used in the recoverable amount calculations for its assets in development with significant carrying amounts compared to the Group's total carrying amount for intangible assets with indefinite useful lives, assuming all other factors are kept constant. Consistent with other products in early stages of development, it is probable that these products in development could fail to obtain regulatory approvals. The probability of success is factored into the risk-adjusted calculation of the recoverable amounts; however, failure to reach commercialization would result in a full impairment of the assets.

For the INDV-2000 asset which is considered a separate CGU, with a carrying value of $29m (2022: $9m), the key inputs and assumptions include the probability of success in obtaining regulatory approvals, discount rate and market demand for the products. Management determined that a reduction of peak market share by approximately 10% across weighted scenarios ranging 17% to 35% or an increase in the discount rate by approximately 5.1% to 18.9% would be required for the recoverable amount to be equal to the carrying amount. Given the risks inherent in pharmaceutical R&D and considering the current stage of development, the probability of regulatory approval is less than 25%; regulatory failure could result in a full impairment. Reasonable changes in any other individual assumption will not result in a material impairment charge.

For the AEF0117 asset which is considered a separate CGU, with a carrying value of $27m (2022: $26m), the key inputs and assumptions include the probability of success in obtaining regulatory approvals, discount rate and projected net revenue. Management determined that a reduction of projected net revenue by approximately 35% annually or an increase in the discount rate by approximately 5.4% to 19.2% would be required for the recoverable amount to be equal to the carrying amount. Given the risks inherent in pharmaceutical R&D and considering the current stage of development, the probability of regulatory approval is less than 25%; regulatory failure could result in a full impairment. Reasonable changes in any other individual assumption will not result in a material impairment charge.

Notes to the Group Financial Statements continued

10. Property, plant and equipment

	Land and buildings $m	Plant and equipment $m	Total $m
Cost			
At January 1, 2023	51	80	131
Additions	19	16	35
Disposals and asset write-offs	(2)	(2)	(4)
Exchange adjustment	1	2	3
At December 31, 2023	**69**	**96**	**165**
Accumulated depreciation and impairment			
At January 1, 2023	23	54	77
Charge for the year	3	4	7
Disposals and asset write-offs	(2)	(2)	(4)
Exchange adjustment	—	1	1
At December 31, 2023	**24**	**57**	**81**
Net book amount at December 31, 2023	**45**	**39**	**84**

	Land and buildings $m	Plant and equipment $m	Total $m
Cost			
At January 1, 2022	55	77	132
Additions	—	6	6
Disposals and asset write-offs	(1)	—	(1)
Exchange adjustment	(3)	(3)	(6)
At December 31, 2022	**51**	**80**	**131**
Accumulated depreciation and impairment			
At January 1, 2022	21	53	74
Charge for the year	3	3	6
Disposals and asset write-offs	(1)	—	(1)
Exchange adjustment	—	(2)	(2)
At December 31, 2022	**23**	**54**	**77**
Net book amount at December 31, 2022	**28**	**26**	**54**

Depreciation expense of $7m (2022: $6m) is included in SG&A. Additions of $28m in 2023 were acquired through a business combination consisting of a manufacturing facility, workforce and supply contracts (refer to Note 28). Remaining additions in the year relate primarily to manufacturing equipment. Additions of $1m in 2022 were paid in 2023.

11. Leases and right-of-use assets

Potential future cash outflows of $22m (2022: $21m) have not been included in the lease liability because it is not reasonably certain that the leases will be extended (or not terminated).

The following tables summarize movements of the right-of-use assets:

	Land and buildings $m	Plant and equipment $m	Total $m
Net book value			
At January 1, 2023	9	22	31
Additions	5	5	10
Depreciation	(3)	(6)	(9)
Exchange adjustments	—	1	1
At December 31, 2023	**11**	**22**	**33**

	Land and buildings $m	Plant and equipment $m	Total $m
Net book value			
At January 1, 2022	12	25	37
Additions	—	5	5
Depreciation	(2)	(6)	(8)
Exchange adjustments	(1)	(2)	(3)
At December 31, 2022	**9**	**22**	**31**

Depreciation expense of $6m (2022: $5m) is included in SG&A and $3m (2022: $3m) in cost of sales within the consolidated income statement. Additions of $2m in 2023 were acquired through the acquisition of Opiant (refer to Note 27). Remaining additions in the year relate primarily to vehicle leases and office space, net of a lease incentive of $3m received in 2023.

Lease liabilities by maturity were as follows:

	2023 $m	2022 $m
Within one year	11	10
Later than one and less than five years	36	27
More than five years	2	5
Gross lease liabilities	49	42
Less: future interest on lease liabilities	(6)	(5)
Net lease liabilities	43	37

The net lease liabilities balance of $43m (2022: $37m) is shown within current liabilities of $9m (2022: $8m) and non-current liabilities of $34m (2022: $29m).

Lease payments during the year were comprised of the following:

	2023 $m	2022 $m
Interest paid on lease liabilities	3	2
Payments of lease liabilities	8	9
Total lease payments	11	11

Notes to the Group Financial Statements continued

12. Investments

Current and non-current investments	2023 $m	2022 $m
Equity securities at FVPL	10	10
Debt securities held at amortized cost	84	109
Total investments, current	94	119
Debt securities held at amortized cost	41	98
Total investments, non-current	41	98
Total	**135**	**217**

Equity securities at FVPL

In February 2022, the Group purchased ordinary shares of Aelis Farma. The shares were subject to a holding period of 365 days from the acquisition. The investment is classified as a current investment at December 31, 2023 as the holding period has expired. Fair value gain/(loss) recorded in 2023 and 2022 was nominal and included within net other operating income.

Debt securities held at amortized cost

In 2022, the Group initiated purchases of investment-grade corporate debt and U.S. Treasury securities. Also in 2022, the Group executed an agreement to fund insurance coverage. As part of this arrangement, the Company transferred $26m to a separate cell of an insurance company. The Group controls the separate cell, an unincorporated entity, and receives benefit from its investment returns. As a result, the separate cell is deemed a structured entity and is consolidated by the Group. At December 31, 2023, $27m (2022: $26m) was invested in debt securities which are classified as non-current as access to the funds is restricted for 24 months after the term of the insurance. All other debt securities held at amortized cost are also classified as non-current investments, except for those with maturities less than 12 months from the end of the reporting period, which are classified as current investments.

As of December 31, 2023, expected credit losses for the Group's investments held at amortized cost are deemed to be immaterial.

Fair value hierarchy

Fair value is the price that would be received to sell an asset or transfer a liability in an orderly transaction between market participants at the measurement date. The different levels have been defined as follows:

– Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities

– Level 2: Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

– Level 3: Unobservable inputs for the asset or liability

The Group's only financial instruments which are measured at fair value are equity securities at FVPL. The fair value of equity securities at FVPL is based on quoted market prices on the measurement date. The following tables categorize the Group's financial assets measured at fair value by valuation methodology used in determining their fair value:

At December 31, 2023	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10

At December 31, 2022	Level 1 $m	Level 2 $m	Level 3 $m	Total $m
Equity securities at FVPL	10	—	—	10

13. Inventories

Inventory, net is comprised of:

	2023 $m	2022 $m
Raw materials, stores and consumables	38	27
Work in progress	34	42
Finished goods and goods held for resale	70	45
Total inventories, net	**142**	**114**

The cost of inventories recognized as an expense and included as cost of sales amounted to $186m (2022: $159m). Cost of sales included inventory write-offs and losses of $9m (2022: $7m). The inventory provision (reflected in the carrying amount above) at December 31, 2023, was $6m (2022: $8m).

14. Trade receivables and other assets

The Group is not aware of any deterioration in the credit quality of its customers and considers the net receivables to be fully recoverable.

Trade receivables	2023 $m	2022 $m
Trade receivables	256	222
Less: provision for ECL	(2)	(2)
Trade receivables, net	**254**	**220**

The aging of past due trade receivables as of December 31 is as follows:

	2023 $m	2022 $m
Up to three months past due	17	8
Three to six months past due	3	—
Over six months past due	1	4
	21	12
Not due and not impaired	235	210
Provision for impairment of receivables	(2)	(2)
Trade receivables, net	254	220

As at December 31, 2023, a provision of $2m (2022: $2m) was recorded against the trade receivables balance based on management's assessment of ECL. The assessment factors are discussed in Note 2. The maximum exposure to credit risk at the year end is the carrying value of each class of receivable. The Group does not hold any collateral as security.

Notes to the Group Financial Statements continued

14. Trade receivables and other assets continued

The Group's trade receivables are denominated in the following currencies:

	2023 $m	2022 $m
Pound sterling	2	2
Euro	13	13
U.S. dollar	226	192
Other currencies	15	15
Total trade receivables	256	222

Current and non-current other assets

	2023 $m	2022 $m
Current prepaid expenses	23	14
Other current assets	434	13
Total other current assets	457	27
Non-current prepaid expenses	19	20
Other non-current assets	9	18
Total other non-current assets	28	38
Total other assets	485	65

Other current assets primarily relate to funding placed in escrow for the Antitrust MDL (see Note 21). At December 31, 2023, this included $385m for the direct purchaser class settlement, subject to final court approval, and $30m for the end payor class settlement. During 2023 and 2022, the surety bond holders returned $19m and $64m, respectively, of collateral inclusive of accrued interest held within other non-current assets as a result of the settlement agreements with Alvogen Pine Brook LLC ("Alvogen") and Dr. Reddy's Laboratories S.A. and Dr. Reddy's Laboratories, Inc. (together, DRL).

Long-term prepaid expenses primarily relate to payments for contract manufacturing capacity which are released over the contractual period during which the Group expects to receive benefit from the payments made. The remaining periods on these contracts range in term from 6 to 8 years as of December 31, 2023.

15. Financial instruments and risk management

The Group's financial assets and liabilities include investments, trade receivables, other assets, cash and cash equivalents, borrowings and trade and other payables as set out in Notes 12, 14, 16, 17 and 22, respectively. The Group measures financial assets and liabilities at amortized cost, with the exception of investments in equity securities which are measured at fair value through profit or loss. Financial assets and liabilities are offset, and the net amount reported in the consolidated balance sheet when there is a legally enforceable right to offset and net settlement is intended. The carrying value (less impairment provision, where applicable) of current borrowings, cash and cash equivalents, trade receivables, other assets, trade accruals and trade payables is assumed to approximate fair value due to their short-term nature. At December 31, 2023, the carrying value of investments held at amortized cost approximated the fair value. The fair value of investments held at amortized cost was calculated based on quoted market prices which would be classified as Level 1 in the fair value hierarchy in Note 12. The non-current borrowing, which is presented at amortized cost, was trading at approximately 100% (2022: 98%) of par value.

Financial risk management of the Group is mainly exercised and monitored at the Group level. The Group's financing and financial risk management activities are centralized to achieve benefits of scale and control with the goal of maximizing liquidity and mitigating operational and financial risks. Financial exposures of the Group are managed in a manner consistent with underlying business risks. Only those risks and flows generated by the underlying commercial operations are managed; speculative transactions are not undertaken.

Foreign exchange risk management

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures. Foreign exchange risk arises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations. The Group's policy is to align the foreign currency assets and liabilities within its major subsidiaries in order to provide some protection against the remeasurement exposure on profits.

Interest rate risk management

The Group has interest-bearing assets and liabilities. The Group monitors interest income and expense rate exposure on a regular basis with an objective of minimizing net interest cost. The main interest rate risk arises from the Group's borrowings, which are discussed in Note 17, due to the floating interest rate. This exposure is partially offset by the interest income generated on the Group's investments in debt securities with varying rates and maturities and cash and cash equivalents which are based on variable market interest rates. The majority of the Group's investments in debt securities are issued at fixed interest rates and changes in floating rates would not have a significant impact on interest rate risk.

Liquidity risk management

Liquidity risk is the risk that the Group is not able to settle or meet its obligations on time or at a reasonable price. The Group's policy is to ensure sufficient funding and facilities are in place to meet foreseeable liquidity requirements. The Group manages and monitors liquidity risk through regular reporting of current cash and borrowing balances and periodic review of short-, medium- and long-term cash forecasts, while considering the maturity of its borrowing facility. At December 31, 2023, Indivior had $3m (2022: $3m) of borrowings repayable within one year and $316m (2022: $774m) of cash and cash equivalents.

Credit risk management

The Group's exposure to credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, investments in debt securities, trade receivables and other assets. Financial institution counterparties are subject to approval under the Group's counterparty risk policy and such approval is limited to financial institutions with a BBB rating or above. The investments in debt securities are managed by an external third-party fund manager with instructions to maintain a portfolio rating of A or higher and an allocation to BBB at 25% or less of the total portfolio. The Group applies the credit ratings assigned by Standard and Poor's and Moody's when assessing expected credit losses and monitors these ratings for indications of credit deterioration. All the Group's corporate debt securities held at amortized cost are considered to be of low credit risk based on investment-grade credit ratings from Standard and Poor's or Moody's (BBB-/Baa3 or higher). The Group's U.S. Treasury securities have minimal default risk as they are guaranteed by the U.S. government.

Notes to the Group Financial Statements continued

15. Financial instruments and risk management continued

Concentration of credit risk with respect to trade receivables in the U.S. is limited as the balances consist of amounts due from customers, primarily major wholesalers and distributors, for whom there is no significant history of default. Outside the U.S., no single customer accounts for a significant share of the Group's trade receivables balance. In the U.S., in line with other pharmaceutical companies, the Group sells its products through a small number of wholesalers in addition to hospitals, pharmacies, physicians and other groups. Sales to the three largest wholesalers amounted to approximately 54% of Group sales in 2023 (2022: 55%). At December 31, 2023, the Group had trade receivables due from these three wholesalers totaling $154m (2022: $131m). The Group is exposed to a concentration of credit risk in respect of these wholesalers such that, if one or more of them encounters financial difficulty, it could materially and adversely affect the Group's financial results. The Group's credit risk monitoring activities relating to these wholesalers include a review of their financial information and Standard & Poor's credit ratings, and establishment and periodic review of credit limits. However, the Group believes there is no further credit risk provision required in relation to these customers (see Note 14).

Capital risk management

The Group considers capital to be net cash plus total reported equity. Net cash is calculated as cash and cash equivalents less total borrowings. Total borrowings reflect the outstanding principal amount of the term loan drawn before debt issuance costs of $5m (2022: $6m) and do not include lease liabilities of $43m (2022: $37m). Refer to Note 17 for further discussion on borrowings.

Total equity includes share capital, reserves and retained earnings as shown in the consolidated balance sheet.

	2023 $m	2022 $m
Net cash	72	528
Total equity	—	51
	72	579

The objectives for managing capital are to safeguard the Group's ability to continue as a going concern, in order to provide returns for shareholders and benefits for other stakeholders and to maintain an efficient capital structure to optimize the cost of capital.

The Group monitors net cash, which at year end amounted to $72m (2022: $528m), to maintain an appropriate level of financial flexibility.

16. Cash and cash equivalents

	2023 $m	2022 $m
Cash and cash equivalents	316	774

There were no bank overdrafts at December 31, 2023 or 2022.

17. Financial liabilities – borrowings

Costs incurred to establish the term loan have been capitalized and netted against the total amount borrowed. These deferred costs are amortized over the maturity period using the effective interest method.

Term loan	2023 $m	2022 $m
Term loan – current	(3)	(3)
Term loan – non-current	(236)	(237)
Total term loan	(239)	(240)

17. Financial liabilities – borrowings continued

The terms of the loan in effect at December 31, 2023 are as follows:

	Currency	Nominal interest margin	Maturity	Required annual repayments	Minimum liquidity
Term loan facility	USD	SOFR + 0.26% + 5.25%	June 2026	1%	Larger of $100m or 50% of loan balance

The outstanding principal amount of the term loan amounting to $244m (2022: $246m) is secured against the assets of certain subsidiaries of the Group in the form of guarantees issued by respective subsidiaries.

Nominal interest margin is calculated as USD SOFR plus 0.26%, subject to a floor of 0.75%, plus a credit spread adjustment of 5.25%. There are no revolving credit commitments.

Maturity of gross borrowings (including expected interest using the rate at the balance sheet date):

	2023 $m	2022 $m
Within one year or on demand	(30)	(25)
Bank loans payable due:		
Later than one and less than five years	(281)	(299)
More than five years	—	—
Gross borrowings (including interest)	(311)	(324)

Analysis of changes in liabilities from financing activities

	At January 1, 2023 $m	Cash flows $m	Profit and loss $m	Additions $m	Reclassifications $m	Exchange adj. $m	At December 31, 2023 $m
Current borrowings	(3)	12	—	(10)	(2)	—	(3)
Non-current borrowings	(237)	—	(1)	—	2	—	(236)
Lease liabilities	(37)	8	—	(13)	—	(1)	(43)
Share repurchase	(9)	33	—	(47)	—	—	(23)
Total	(286)	53	(1)	(70)	—	(1)	(305)

	At January 1, 2022 $m	Cash flows $m	Profit and loss $m	Additions $m	Reclassifications $m	Exchange adj. $m	At December 31, 2022 $m
Current borrowings	(3)	3	—	—	(3)	—	(3)
Non-current borrowings	(239)	—	(2)	1	3	—	(237)
Lease liabilities	(44)	9	—	(5)	—	3	(37)
Share repurchase	—	90	—	(99)	—	—	(9)
Total	(286)	102	(2)	(103)	—	3	(286)

18. Commitments

The Group has various purchase commitments for services and materials in the ordinary course of business. These commitments are generally entered into at current market prices and reflect normal business operations.

The Group has entered into collaborative and license arrangements for the development of pharmaceutical and digital products. Potential milestone payments will be due if various developmental, regulatory and commercial goals are achieved, although the Group generally has the right to terminate these agreements at no cost. As of December 31, 2023, the aggregate maximum future payments if all milestones are achieved is $1,462m, with no significant payments expected in 2024. The amounts are not risk-adjusted or discounted. Since some of these products are in the early stages of development, the potential obligation to make milestone payments may continue for a number of years if the products move successfully through the development process. The development of any pharmaceutical product is risky and may fail at any stage, whether from failure to meet key study endpoints, safety concerns, or failure to obtain regulatory approval. Therefore, the probability of success and timing of any potential payments is inherently uncertain.

As of December 31, 2023, the Group had no material commitments to purchase PP&E for future periods.

Notes to the Group Financial Statements continued

19. Provisions and other liabilities
Provisions

Provisions	Multi-district antitrust class and state claims $m	Onerous contracts $m	False Claims Act allegations $m	Intellectual property related matters $m	Other provisions $m	Total provisions $m
At January 1, 2022	—	—	(5)	(73)	(3)	(81)
(Charged)/released to income statement	(290)	—	—	—	(7)	(297)
Transfer to other liabilities	—	—	—	70	—	70
At December 31, 2022	(290)	—	(5)	(3)	(10)	(308)
(Charged)/released to income statement	(228)	1	1	(12)	(1)	(239)
Business combination	—	(29)	—	—	—	(29)
Utilized during the year/payments	103	—	—	15	9	127
Transfer to other liabilities	30	—	—	—	—	30
At December 31, 2023	**(385)**	**(28)**	**(4)**	**—**	**(2)**	**(419)**

Provisions						
Current	(385)	(18)	(4)	—	—	(407)
Non-current	—	(10)	—	—	(2)	(12)
At December 31, 2023	**(385)**	**(28)**	**(4)**	**—**	**(2)**	**(419)**
Current	(290)	—	(5)	—	(8)	(303)
Non-current	—	—	—	(3)	(2)	(5)
At December 31, 2022	**(290)**	**—**	**(5)**	**(3)**	**(10)**	**(308)**

Multi-district antitrust class and state claims
Settlement agreements were entered into during 2023 with all three classes of plaintiffs in the multi-district antitrust claims, resulting in the 2023 recognition of an additional charge of $228m in the consolidated income statement. The State settlement amount of $103m was paid in June 2023 and the $30m end payor settlement amount was transferred to an escrow account and is reflected in other liabilities. The current provision of $385m at December 31, 2023 ($290m at December 31, 2022) reflects the amount the Group is required to pay in the settlement agreement with the direct purchaser class. The direct purchaser settlement received final court approval on February 27, 2024. Refer to Note 21, Antitrust litigation and consumer protection for further details. The effect of discounting is not material.

Onerous contracts
In November 2023, through an acquisition of a business consisting of a manufacturing facility, workforce and supply contracts (refer to Note 28), the Group assumed onerous contracts and carries a provision of $28m at December 31, 2023. The facility continues to manufacture products for customers based on the terms of contracts that existed pre-acquisition and the expected costs to fulfill these contracts are in excess of the economic benefits expected to be received. The minimum performance periods in the onerous contracts end on various dates through September 2025 and the provision is recorded at its discounted value, using a market rate at the time of the transaction determined to be 7.6%.

False Claims Act allegations
The Group carries a provision of $4m (2022: $5m) pertaining to all outstanding False Claims Act allegations as discussed in Note 21. These matters are expected to be settled within the next 12 months.

Intellectual property-related matters
In 2022, as a result of settlement with DRL, the provision for intellectual property-related matters was substantially transferred to other liabilities. In 2023, the Group entered into an agreement with Alvogen settling the remaining intellectual property-related matter for $15m, resulting in an additional charge to the consolidated income statement of $12m and full utilization of the provision.

19. Provisions and other liabilities continued
Other provisions
Other provisions of $2m (2022: $10m) represent retirement benefit costs which are not expected to be settled within one year. The decrease in the provision reflects the settlement of general legal matters during 2023.

Other liabilities

Other liabilities	DOJ resolution $m	Multi-district antitrust class and state claims $m	IP-related matters $m	RB indemnity settlement $m	Share repurchase $m	Other $m	Total other liabilities $m
At January 1, 2022	(492)	—	—	(40)	—	(3)	(535)
Transfer from provisions	—	—	(70)	—	—	—	(70)
Released to income statement	—	—	—	2	—	—	2
Share repurchase liability	—	—	—	—	(9)	—	(9)
Interest and discounting	(6)	—	(1)	—	—	—	(7)
Utilized during the year/payments	54	—	50	8	—	—	112
At December 31, 2022	(444)	—	(21)	(30)	(9)	(3)	(507)
Transfer from provisions	—	(30)	—	—	—	—	(30)
Released to income statement	—	—	—	—	—	3	3
Share repurchase liability	—	—	—	—	(14)	—	(14)
Contributions and gains	—	—	—	—	—	(8)	(8)
Interest and discounting	(6)	—	—	(1)	—	—	(7)
Utilized during the year/payments	53	—	10	8	—	—	71
At December 31, 2023	**(397)**	**(30)**	**(11)**	**(23)**	**(23)**	**(8)**	**(492)**

Other liabilities							
Current	(53)	(30)	(11)	(8)	(23)	—	(125)
Non-current	(344)	—	—	(15)	—	(8)	(367)
At December 31, 2023	**(397)**	**(30)**	**(11)**	**(23)**	**(23)**	**(8)**	**(492)**
Current	(52)	—	(10)	(8)	(9)	—	(79)
Non-current	(392)	—	(11)	(22)	—	(3)	(428)
At December 31, 2022	**(444)**	**—**	**(21)**	**(30)**	**(9)**	**(3)**	**(507)**

DOJ resolution
In July 2020, the Group settled criminal and civil liability with the DOJ, the U.S. Federal Trade Commission ("FTC"), and U.S. state attorneys general. Pursuant to the resolution agreement, aggregate payments (including interest) of $210m have been made through December 31, 2023. An additional payment of $53m was made in January 2024, and three annual installments of $50m plus interest will be due every January from 2025 to 2027 with the final installment of $200m due in December 2027. The Group has the option to prepay. Interest accrues at 1.25% on certain portions of the resolution and will be paid with the annual installment payments. For non-interest-bearing portions, the liability has been recorded at the net present value based on timing of the estimated payments and using a discount rate equal to the interest rate on the interest-bearing portions. In 2023, the Group recorded interest expense totaling $6m (2022: $6m) related to this resolution. As of December 31, 2023, the Group carries other liabilities of $397m (2022: $444m) related to the settlement agreement with the DOJ.

Under the terms of the resolution agreement with the DOJ, the Group has agreed to compliance terms regarding its sales and marketing practices. Compliance with these terms is subject to annual Board and CEO certifications submitted to the U.S. Attorney's Office. As part of the resolution with the FTC and as detailed in the text of the stipulated order, for a 10-year period Indivior Inc. is required to make specified disclosures to the FTC and is prohibited from certain conduct.

19. Provisions and other liabilities continued

In addition to the resolution agreement, the Group entered into a five-year Corporate Integrity Agreement with the HHS Office of the Inspector General ("HHS-OIG"), pursuant to which the Group committed to promote compliance with laws and regulations and committed to the ongoing evolution of an effective compliance program, including written standards, training, reporting and monitoring procedures. The Group is subject to reporting and monitoring requirements, including annual reports and compliance certifications from key management and the Board's Nominating & Governance Committee, which is submitted to HHS-OIG. In addition, the Group is subject to monitoring by an Independent Review Organization, which submits audit findings to HHS-OIG, and review by a Board Compliance Expert, who prepared a compliance assessment report in the first and third reporting periods. To date, the Group reasonably believes it has met all of the requirements specified in these three agreements.

Multi-district antitrust class and state claims

As noted above, the multi-district antitrust claims were resolved during 2023 through settlement agreements entered into with three classes of plaintiffs. The current liability of $30m at December 31, 2023 reflects the settlement amount payable to the end payor class. An equivalent amount is held in an escrow account (refer to Note 14).

IP-related matters

Other liabilities for intellectual property related matters of $11m (2022: $21m) relate to the settlement of litigation with DRL in June 2022. Under the settlement agreement, the Group made payments to DRL in 2022 and 2023, with a final payment due in 2024. This liability has been recorded at net present value, using a market interest rate at the time of the settlement determined to be 4.5%, considering the timing of payments and other factors. In 2023, the Group recorded nil of finance expense (2022: $1m) for time value of money on the liability.

RB resolution

Under the RB indemnity settlement, the Group has paid $26m of the $50m settlement through December 31, 2023. An additional $8m was paid in January 2024, with remaining annual installment payments of $8m due in January 2025 and 2026. The Group carries a liability of $23m (2022: $30m) related to this settlement. This liability has been recorded at the net present value, using a market interest rate at the time of settlement determined to be 3.75%, considering the timing of payment and other factors. In 2023, the Group recorded $1m of finance expense (2022: nil) for time value of money on the liability.

Share repurchase

In November 2023, the Group commenced a share repurchase program of $100m. As of December 31, 2023, the liability of $23m represents the amount to be spent under the program through February 23, 2024, after which date the Company has the ability to modify or terminate the program. As of December 31, 2022, the current liability of $9m represented the amount to be spent under a 2022 share repurchase program through February 16, 2023. Refer to Note 23 for further discussion.

Other

Other represents employee-related liabilities which are non-current as of December 31, 2023.

20. Contingent liabilities

The Group has assessed certain legal and other matters to be not probable based upon current facts and circumstances, including any potential impact the DOJ resolution could have on these matters. Where liabilities related to these matters are determined to be possible, they represent contingent liabilities. Except for those matters discussed in Note 21 under "Multi-district antitrust class and state claims" and "False Claims Act allegations," for which liabilities or provisions have been recognized, Note 21 sets out the details for legal and other disputes which the Group has assessed as contingent liabilities. Where the Group believes that it is possible to reasonably estimate a range for the contingent liability this has been disclosed. Refer to Note 7 for discussion on tax-related contingent liabilities.

21. Legal proceedings

There are certain ongoing legal proceedings or threats of legal proceedings in which the Group is a party, but in which the Group believes the possibility of an adverse impact is remote and they are not discussed in this Note.

Antitrust litigation and consumer protection

Multi-district antitrust class and state claims

Indivior Inc. has entered into settlement agreements to resolve all claims of all plaintiff groups in the Company's previously-disclosed antitrust multi-district litigation ("Antitrust MDL"). In the Antitrust MDL, civil antitrust claims had been filed by three classes of Plaintiffs—namely, (i) 41 states and the District of Columbia (the "States"), (ii) end payors and (iii) direct purchasers (collectively, the "Plaintiffs"). The Plaintiffs generally alleged, among other things, that Reckitt Benckiser Pharmaceuticals, Inc. ("RBPI," now known as Indivior Inc.) violated U.S. federal and/or state antitrust and consumer protection laws in attempting to delay generic entry of alternatives to SUBOXONE tablets. Plaintiffs further alleged that RBPI unlawfully acted to lower the market share of these products.

After engaging in informal settlement discussions and formal mediation, Indivior Inc. reached a settlement with the States for $103m on June 1, 2023. Indivior Inc. entered into a settlement agreement with the end payor class for $30m on August 14, 2023 and received final court approval on December 5, 2023. On October 22, 2023, Indivior Inc. entered into a settlement agreement with the remaining direct purchaser class for $385m, which received final court approval on February 27, 2024.

Other antitrust and consumer protection claims

In 2013, RBPI (now known as Indivior Inc.) received notice that it and other companies were defendants in a lawsuit initiated by writ in the Philadelphia County (Pennsylvania) Court of Common Pleas. See Carefirst of Maryland, Inc. et al. v. Reckitt Benckiser Inc., et al., Case. No. 2875, December Term 2013. The plaintiffs included approximately 79 entities, most of which appeared to be insurance companies or other providers of health benefits plans. The Carefirst plaintiffs' claims were resolved in connection with final approval of the end payor settlement in the Antitrust MDL, and the Carefirst action accordingly was dismissed on February 14, 2024.

Humana, Inc. filed a complaint in state court in Kentucky on August 20, 2021 with substantially the same claims as were raised in the Antitrust MDL. See Humana Inc. v. Indivior Inc., No. 21-CI-004833 (Ky. Cir. Ct.) (Jefferson Cnty). The court lifted a stay on October 30, 2023. Indivior moved to dismiss the complaint in February 2024. Separately, Centene Corporation, Wellcare Healthcare Plans, Inc., New York Quality Healthcare Corp. (d/b/a Fidelis Care), and Health Net, LLC filed a complaint in the Circuit Court for the County of Roanoke, Virginia alleging similar claims on January 13, 2023. See Centene Corp. v. Indivior Inc., No. CL23000054-00 (Va. Cir. Ct.) (Roanoke Cnty). Indivior demurred to the complaint and asserted pleas in bar in early February 2024.

Cases filed by (1) Blue Cross and Blue Shield of Massachusetts, Inc., Blue Cross and Blue Shield of Massachusetts HMO Blue, Inc., (2) Health Care Service Corp., (3) Blue Cross and Blue Shield of Florida, Inc., Health Options, Inc., (4) BCBSM, Inc. (d/b/a Blue Cross and Blue Shield of Minnesota) and HMO Minnesota (d/b/a Blue Plus), (5) Molina Healthcare, Inc., and (6) Aetna Inc. were filed in the Circuit Court for the County of Roanoke, Virginia. See Health Care Services Corp. v. Indivior Inc., No. CL20-1474 (Lead Case) (Va. Cir. Ct.) (Roanoke Cnty). In July 2023, Indivior Inc. and BCBSM, Inc. and HMO Minnesota agreed to mutual releases and settlement. The remaining plaintiffs asserted claims under federal and state RICO statutes, state antitrust statutes, state statutes prohibiting unfair and deceptive practices, state statutes prohibiting insurance fraud, and common law fraud, negligent misrepresentation, and unjust enrichment. The Group filed demurrers, which the court sustained in part and overruled in part. Separately, Indivior Inc. filed counterclaims against several plaintiffs alleging violations of certain insurance fraud statutes. The plaintiffs demurred. The court overruled HCSC's demurrer but sustained the demurrers of the remaining plaintiffs named in Indivior Inc.'s counterclaims. A jury trial on the Group's pleas in bar to the remaining plaintiffs' fraud claims was held on October 30 – November 3, 2023. The jury rendered a verdict finding that the plaintiffs' fraud claims are not barred by the statute of limitations. A jury trial on the merits has been set for July 15, 2024 – August 15, 2024.

The Group is still in the process of evaluating the claims, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time.

21. Legal proceedings continued

Civil opioid litigation

The Group has been named as a defendant in more than 400 civil lawsuits alleging that manufacturers, distributors, and retailers of opioids engaged in a longstanding practice to market opioids as safe and effective for the treatment of long-term chronic pain to increase the market for opioids and their own market shares for opioids, or alleging individual personal injury claims. Most of these cases have been consolidated and are pending in a federal multi-district litigation ("the Opioid MDL") in the U.S. District Court for the Northern District of Ohio. See In re National Prescription Opiate Litigation, MDL No. 2804 (N.D. Ohio). Nearly two-thirds of the cases in the Opioid MDL were filed by cities and counties, while nearly one-third of the cases were filed by individual plaintiffs, most of whom assert claims relating to neonatal abstinence syndrome ("NAS"). Litigation against the Group in the Opioid MDL is stayed. Motions to remand have been denied or withdrawn in more than 50 cases to which the Group is a party (among numerous other defendants). Motions to remand remain pending in additional cases to which the Group is a party.

The Court in the Opioid MDL has indicated that it does not intend to set additional bellwether trials for Tier 2 and Tier 3 manufacturer and distributor defendants, provided that those defendants remain actively engaged in mediation. The plaintiffs' executive committee indicated that it may seek leave to amend complaints to name additional defendants based on ARCOS data concerning opioid products. The court held a status conference on February 14, 2024, but did not rule on whether such amendment will be permitted.

Separately, Indivior Inc. was named as one of numerous defendants in civil opioid cases that are not part of the Opioid MDL:

In 2017, Indivior Inc. was named as one of numerous defendants in International Brotherhood of Electrical Workers Local 728 Family Healthcare Plan v. Allergan, PLC et al., Case ID: 190303872 (C.P. Phila. Cnty). That case was consolidated with Lead Case No. 2017-008095 in Delaware County and stayed. The Delaware County court held a hearing on September 29, 2023 regarding the status of settlement discussions and other issues in various groups of cases in the consolidated action. On December 29, 2023, the court issued an order remanding all third-party payor cases, including the case involving Indivior, back to the Philadelphia Court of Common Pleas. The parties agreed that preliminary objections to the complaints would be due on the later of April 26, 2024, or one week after the remand order is docketed. The remand order has not yet been docketed. However, the Philadelphia Court of Common Pleas held a status conference for all remanded cases on February 28, 2024, during which the court indicated that it does not intend to further stay proceedings.

Indivior also was named as one of numerous defendants in various other federal and state court cases that are not in the Opioid MDL and were brought by municipalities. These cases include, for example, 35 actions filed in New York state court that were removed to federal court, as well as cases filed in federal district courts sitting in Alabama, Florida, and Georgia. The plaintiffs filed motions to remand the New York cases, which remain pending. The plaintiffs in the case filed in the Northern District of Alabama have voluntarily dismissed their complaint, subject to certain tolling agreements. The various other federal actions currently are stayed, and Indivior is not yet required to substantively respond to the complaints.

Indivior Inc. was named as a defendant in five individual complaints filed in West Virginia state court that were transferred to West Virginia's Mass Litigation Panel. See In re Opioid Litigation, No. 22-C-9000 NAS (W.V. Kanawha Cnty. Cir. Ct.) ("WV MLP Action"). All five of Indivior Inc.'s cases in the WV MLP Action involved claims related to NAS. Indivior Inc. moved to dismiss all five complaints on January 30, 2023. By order dated April 17, 2023, the court granted Indivior's motions to dismiss. The plaintiffs filed a notice of appeal on June 30, 2023. Appellate briefing in the cases involving Indivior has been stayed.

Given the status and preliminary stage of litigation in both the Opioid MDL and the separate federal and state court actions, no estimate of possible loss in the opioid litigation can be made at this time.

21. Legal proceedings continued

False Claims Act allegations

In August 2018, the United States District Court for the Western District of Virginia unsealed a declined qui tam complaint alleging causes of action under the Federal and state False Claims Acts against certain entities within the Group predicated on best price issues and claims of retaliation. See United States ex rel. Miller v. Reckitt Benckiser Group PLC et al., Case No. 1:15-cv-00017 (W.D. Va.). The suit also seeks reasonable attorneys' fees and costs. The Group filed a Motion to Dismiss in June 2021, which was granted in part and denied in part on October 17, 2023. The relator filed a sixth amended complaint against only Indivior Inc. on December 7, 2023. Indivior's deadline to respond to the sixth amended complaint is March 18, 2024.

In May 2018, Indivior Inc. received an informal request from the United States Attorney's Office ("USAO") for the Southern District of New York, seeking records relating to the SUBOXONE film manufacturing process. The Group provided the USAO certain information regarding allegations that the government received regarding SUBOXONE film. There has been no communication regarding this matter with the USAO since 2022.

U.K. shareholder claims

On September 21, 2022, certain shareholders issued representative and multiparty claims against Indivior PLC in the High Court of Justice for the Business and Property Courts of England and Wales, King's Bench Division. On January 16, 2023, the representative served its Particular of Claims setting forth in more detail the claims against the Group, while the same law firm that represents the representative also sent its draft Particular of Claims for the multiparty action. The claims made in both the representative and multiparty actions generally allege that Indivior PLC violated the U.K. Financial Services and Markets Act 2000 ("FSMA 2000") by making false or misleading statements or material omissions in public disclosures, including the 2014 Demerger Prospectus, regarding an alleged product-hopping scheme regarding the switch from SUBOXONE tablets to SUBOXONE film. Indivior PLC filed an application to strike out the representative action. On December 5, 2023, the court handed down a judgment allowing the Group's application to strike out the representative action. The court subsequently awarded certain costs to the Group. On January 23, 2024, the claimants requested permission to appeal the decision to the court of appeals.

The Group has begun its evaluation of the claims, believes it has meritorious defenses, and intends to vigorously defend itself. Given the status and preliminary stage of the litigation, no estimate of possible loss can be made at this time.

Tooth damage allegations

The Group has been named as a defendant in more than 40 lawsuits that have been consolidated into a multi-district litigation in the Northern District of Ohio. See In Re Suboxone (Buprenorphine/Naloxone) Film Products Liability Litigation, MDL No. 3092 (N.D. Oh.). The plaintiffs generally allege that the Group failed to properly warn physicians of the risk of dental injury, and further allege that SUBOXONE products were defectively designed. The plaintiffs generally seek compensatory damages, as well as punitive damages and attorneys' fees and costs. Product liability cases such as these typically involve issues relating to medical causation, label warnings and reliance on those warnings, scientific evidence and findings, actual, provable injury and other matters. These cases are in their preliminary stages. The Group is evaluating the claims and its defenses, believes it has meritorious defenses, and intends to defend itself. No estimate of the range of potential loss can be made at this time. These lawsuits follow a June 2022 required revision to the Prescribing Information and Patient Medication Guide about dental problems reported in connection with buprenorphine medicines dissolved in the mouth to treat opioid use disorder. This revision was required by the FDA of all manufacturers of these products.

22. Trade and other payables

	2023 $m	2022 $m
Accrual for rebates, discounts and returns	(507)	(428)
Accounts payable	(65)	(36)
Accruals and other payables	(152)	(138)
Other tax and social security payable	(19)	(15)
Trade and other payables	**(743)**	**(617)**

The carrying amounts of total trade and other payables are denominated in the following currencies:

	2023 $m	2022 $m
Pound sterling	(42)	(45)
Euros	(11)	(12)
U.S. dollar	(663)	(540)
Other currencies	(27)	(20)
Trade and other payables	**(743)**	**(617)**

23. Share capital

Issued and fully paid	Equity ordinary shares (thousands)	Nominal value paid per share $	Nominal value $m
At January 1, 2023	**136,481**	**0.50**	**68**
Ordinary shares issued	1,942	0.50	1
Shares repurchased and canceled	(1,897)	0.50	(1)
At December 31, 2023	**136,526**		**68**

Issued and fully paid	Equity ordinary shares (thousands)	Nominal value paid per share $	Nominal value $m
At January 1, 2022	702,440	0.10	70
Ordinary shares issued	4,185	0.10	1
Shares repurchased and canceled	(17,815)	0.10	(2)
Share consolidation	(551,048)		
Shares repurchased and canceled (post share consolidation)	(1,281)	0.50	(1)
At December 31, 2022	**136,481**		**68**

Ordinary shares issued
During the year, 1,942k ordinary shares with a nominal value of $0.50 each (2022: 4,185k ordinary shares with a nominal value of $0.10 each) were issued to satisfy vesting/exercises under the Group's Long-Term Incentive Plan, the Indivior U.K. Savings-Related Share Option Scheme, and the U.S. Employee Stock Purchase Plan. During the year, net settlement of tax on employee equity awards was $22m (2022: $10m).

Share consolidation
In October 2022, the Company completed a share consolidation. Shareholders received 1 new ordinary share with a nominal value of $0.50 each for every 5 previously existing ordinary shares which had a nominal value of $0.10 each. As a result of the consolidation, the Company's issued share capital consisted of 137,762k ordinary shares at $0.50 each at October 10, 2022 (equivalent shares pre-consolidation: 688,810k).

23. Share capital continued
Shares repurchased and canceled
In May 2022, the Group commenced a second share repurchase program for an aggregate purchase price up to no more than $100m or 39,699k of ordinary shares (equivalent shares post consolidation: 7,940k), which concluded on February 28, 2023. Over the duration of the program, 17,559k ordinary shares with a nominal value of $0.10 each (equivalent shares post consolidation: 3,512k) and 1,765k with a nominal value of $0.50 each were repurchased and canceled.

On November 17, 2023, the Group commenced a third share repurchase program for an aggregate purchase price up to no more than $100m or 13,632k of ordinary shares and ending no later than August 30, 2024. Under this program, 1,413k ordinary shares were repurchased which had a nominal value of $0.50 each through December 31, 2023.

During the year, the Group repurchased and canceled a total of 1,897k ordinary shares with a nominal value of $0.50 per share for an aggregate nominal value of $1m. In 2022, 17,815k ordinary shares with a nominal value of $0.10 each (equivalent shares post consolidation: 3,563k) were repurchased and canceled for an aggregate nominal value of $2m, including the 256k ordinary shares purchased as part of the Group's share repurchase program executed in 2021 and canceled in January 2022. In 2022, subsequent to the share consolidation, the Group repurchased and canceled 1,281k ordinary shares for an aggregate nominal value of $1m ($0.50 per share).

All ordinary shares repurchased during the year under share repurchase programs were canceled (except for 68k shares that were canceled in January 2024) resulting in a transfer of the aggregate nominal value to a capital redemption reserve. The total cost of the purchases made under share repurchase programs during the period, including directly attributable transaction costs, was $33m (2022: $90m). A repurchase amount of $23m has been recorded as a financial liability and reduction in retained earnings which represents the amount to be spent under the program through February 23, 2024, after which date the Company has the ability to modify or terminate the program. Total purchases under the share repurchase program will be made out of distributable profits.

24. Other equity
Capital redemption reserve
The capital redemption reserve was created for capital maintenance purposes as a result of the repurchase and cancellation of ordinary shares under the Group's share repurchase programs as required under the U.K. Companies Act.

Other reserves
The other reserves balance relates to the Group formation in 2014. It represents the difference between the nominal value of the shares issued by the Company and the net investment in the Group by the former owner.

Foreign currency translation
The foreign currency translation reserve contains the accumulated foreign exchange differences from the translation of the financial statements of the Group's foreign operations arising when the Group's entities are consolidated.

25. Share-based plans
Employee plans
Indivior Long-Term Incentive Plan ("LTIP")
In 2015, a share-based incentive plan was introduced for employees (including Executive Directors) of the Group. An award under the LTIP can take the form of a nil-cost option, a market value option or a conditional award.

The Remuneration Committee may determine the vesting of awards is conditional upon the satisfaction of one or more performance conditions. Awards with performance conditions granted under the LTIP will normally have a performance period of at least three years. Awards granted to Executive Directors are subject to a further two years post-vesting period.

The fair values of awards granted under the Long-Term Incentive Plans are calculated using a Monte Carlo simulation model. The key assumptions in the simulation model are share price of the Company, expected volatilities of the Company, risk-free rate and dividend yield.

Notes to the Group Financial Statements continued

25. Share-based plans continued

For all plans, the inputs to the option pricing models are reassessed for each grant. The following assumptions were used in calculating the fair value of options granted under the LTIP schemes.

Award	Grant date	Performance period	Share price on grant date £	Volatility[1] %	Dividend yield %	Expected life in years	Risk-free interest rate[2] %	Weighted average fair value £	Exercisable shares[3] (thousands)
2021	March 1, 2021	2021-23	1.29	115	0	5	0.10	1.16	514
2021	March 1, 2021	2021-23	1.29	115	0	3	0.10	1.17	1,977
2022	March 1, 2022	2022-24	2.81	64	0	5	0.90	2.23	285
2022	March 1, 2022	2022-24	2.81	64	0	3	0.90	2.41	1,172
2022	August 3, 2022	2022-24	3.27	64	0	3	0.90	2.25	70
2023	March 3, 2023	2023-25	15.12	49	0	5	3.80	9.13	297
2023	March 3, 2023	2023-25	15.12	49	0	3	3.80	10.63	1,428

1. The expected volatility is based on historical volatility over the period of time commensurate with the expected award term immediately prior to the date of grant.
2. The risk-free interest rate reflects the continuous risk-free yield based on the U.K. Government interest rates as of the valuation date, based upon a maturity commensurate with the performance period.
3. Exercisable shares for the 2021-2022 awards reflect the impact of the 5:1 share consolidation completed in October 2022.

The maximum number of shares that could vest under the Group's LTIP was:

	Total LTIP millions
Outstanding at January 1, 2022	40
Awarded	8
Vested/exercised	(4)
Forfeited	(5)
Share consolidation	(31)
Outstanding at December 31, 2022	8
Awarded	2
Vested/exercised	(2)
Forfeited	(1)
Outstanding at December 31, 2023	**7**

For awards outstanding at year end, the weighted average remaining contractual life is 1.04 years (2022: 0.97 years).

Other employee plans

The Group operates an HMRC-approved SAYE plan for U.K. employees and U.S. Employee Stock Purchase Plan (ESPP) for U.S. employees. The amounts recognized for these plans are not material for disclosure.

Charged to income statement

The expense charged to the consolidated income statement for share-based payments is as follows:

	2023 $m	2022 $m
Granted in current year	(8)	(7)
Granted in prior years	(15)	(9)
Unvested awards due to unmet conditions	1	—
Total share-based expense for the year	**(22)**	**(16)**

26. Related parties

The Group entered into a Relationship Agreement with Scopia Capital Management LP ("Scopia") on March 24, 2021 (as further amended on July 7, 2022, April 26, 2023, and November 17, 2023, the "Relationship Agreement"). In recognition of Scopia's ownership of approximately 16.9% of the Group's shares at March 24, 2021, the Group agreed to appoint Jerome Lande as a Representative Director. Scopia agreed to certain standstill provisions (for example to vote on ordinary course resolutions in accordance with the Board's recommendation).

The parties amended and restated the Relationship Agreement on July 7, 2022, April 26, 2023, and November 17, 2023, and further agreed that Scopia would not exercise voting rights in excess of 15% of the outstanding shares.

The Relationship Agreement, as amended, terminates upon the earlier of (i) December 31, 2024, (ii) the date on which Scopia publicly discloses that it has ceased to hold directly or indirectly at least 3% of the issued share capital of the Group, or (iii) in certain circumstances, and only in the event that Mr. Lande has resigned from the Board, a specified date to be calculated with reference to the date of the 2024 Annual General Meeting.

Key management compensation is disclosed in Note 5.

The subsidiaries included in the consolidated financial statements at December 31, 2023 are disclosed in Note 2 to the Parent Company financial statements.

Notes to the Group Financial Statements continued

27. Acquisition of Opiant

On March 2, 2023, the Group acquired 100% of the share capital of Opiant, which at the time was a publicly traded company in the United States, for upfront cash consideration of $146m and an additional amount to be potentially paid upon achievement of net sales milestones. Opiant was a specialty pharmaceutical company focusing on developing drugs for addictions and drug overdose. As a result of the acquisition, the Group added OPVEE, formerly the pipeline product OPNT003, an opioid overdose treatment well-suited to confront illicit synthetic opioids like fentanyl, to its addiction treatment and science portfolio. OPVEE was approved by the FDA in May 2023 and launched in October 2023.

Management elected to apply the optional concentration test under IFRS 3. For the acquisition of Opiant, substantially all of the fair value of the gross assets acquired was concentrated in the in-process research and development associated with OPVEE. As substantially all of the fair value of the gross assets acquired (excluding cash and cash equivalents, deferred tax assets, and goodwill resulting from the effects of deferred tax liabilities) were concentrated in a single asset, the Group accounted for the transaction as an asset acquisition. With the closing of this transaction, a relative fair value approach was taken for allocating the purchase consideration to the acquired assets and liabilities with no goodwill recognized. The Group recorded an intangible asset associated with OPVEE for $126m (refer to Note 9). The Group used a multi-period excess earnings method, a form of the income approach, to determine the fair value of the intangible asset.

As part of the acquisition of Opiant, the Group agreed to provide a maximum of $8.00 per share in Contingent Value Rights ("CVR") post-acquisition. The Group will pay $2.00 per CVR for each of the following net revenue thresholds achieved by OPVEE, during any period of four consecutive quarters prior to the seventh anniversary of the U.S. commercial launch: (i) $225m, (ii) $300m and (iii) $325m. The remaining (iv) $2.00 per CVR would be paid if OPVEE achieves net revenue of $250m during any period of four consecutive quarters prior to the third anniversary of the U.S. commercial launch. The potential undiscounted payout of contingent consideration ranges from nil to $68m based on the achievement of the milestones. No liabilities were recognized as of December 31, 2023.

An initial recognition exception applies to the tax attributes acquired whereby only certain items are recognized with the transaction, such as net operating loss carryforwards, other tax carryforwards, and tax credits. Such attributes totaled $9m, recorded as deferred tax assets.

The cash outflow for the acquisition was $124m, net of cash acquired. Direct transaction costs of $10m are included in this cash outflow and capitalized as a component of the total cost of the asset acquisition. Of the $146m upfront consideration, $2m represents acceleration of vesting of employee share compensation and has been recognized as a post-combination expense. As part of the acquisition, the Group assumed outstanding debt of $10m which was settled and included as a cash outflow from financing activities.

Additional acquisition-related costs of $16m were incurred in 2023 and included in selling, general, and administrative expenses, primarily relating to severance, acceleration of vesting of Opiant employee share compensation, and short-term retention accruals.

The following table summarizes the net assets acquired:

Net assets acquired	$m
Cash and cash equivalents	30
Inventories	3
Right-of-use assets	2
Intangible assets	126
Deferred tax assets	9
Other assets	6
Trade and other payables	(10)
Lease liabilities	(2)
Borrowings	(10)
Total net assets acquired	**154**

28. Business combination

On November 1, 2023, the Group acquired an aseptic manufacturing facility (the "Facility") in the United States for upfront consideration of $5m in cash and the assumption of certain contract manufacturing obligations (refer to Note 19). The Facility will be further developed to secure the long-term production and supply of SUBLOCADE and PERSERIS.

The acquisition has been accounted for as a business combination using the acquisition method of accounting in accordance with IFRS 3 Business Combinations. The assets acquired and liabilities assumed were recorded at fair value, with the excess of the purchase price over the fair value of the identifiable assets and liabilities recognized as $5m of goodwill. An onerous contract provision was recorded at fair value to reflect the present value of the expected losses from assumed contractual manufacturing obligations. Net operating losses attributable to these contractual obligations will be recorded against the onerous contract provision from the date of acquisition through fulfillment of the contracts in late 2025.

For the period from November 1, 2023 through December 31, 2023, the Facility's contribution to the Group's revenue and net loss were immaterial. Substantially all of the Facility's costs were recorded against the onerous contract provision. If the acquisition had occurred on January 1, 2023, management estimates the acquired business would have contributed revenue of $10m and contributed net loss would have been immaterial as substantially all of the net loss would have been recorded against the onerous contract provision.

Acquisition-related costs

The Group incurred acquisition-related costs of $6m for advisory, legal, and other professional fees. These costs have been included in selling, general and administrative expenses in the consolidated income statement.

Identifiable assets acquired and liabilities assumed

The following table summarizes the provisional fair value of assets acquired and liabilities assumed at the date of acquisition:

Net assets acquired	$m
Property, plant and equipment	28
Deferred tax assets	2
Trade and other payables	(1)
Provisions	(29)
Total net assets acquired	—

Goodwill

Goodwill arising from the acquisition has been recognized as follows:

	$m
Consideration transferred	5
Fair value of net assets acquired	—
Goodwill	**5**

The goodwill is primarily attributable to Indivior-specific synergies relating to accelerated in-sourcing of SUBLOCADE production and the skills and technical talent of the Facility's workforce. None of the goodwill recognized is expected to be deductible for tax purposes.

As the acquisition was completed in late 2023, the Group expects to finalize the purchase accounting as soon as possible but no later than one year from the acquisition date.

Parent Company Balance Sheet

As at December 31	Note	2023 $m	2022* $m
Fixed assets			
Investments in subsidiaries	2	**1,551**	1,550
Current assets/(liabilities)			
Deferred tax	3	**19**	12
Debtors due within one year	4	**7**	5
Cash and cash equivalents		**34**	60
Creditors due within one year	5	**(51)**	(75)
Net current assets		**9**	2
Total assets less current liabilities		**1,560**	1,552
Creditors due after one year	5	**(15)**	(22)
Net assets		**1,545**	1,530
Equity			
Share capital	6	**68**	68
Share premium		**11**	8
Capital redemption reserve		**7**	6
Retained earnings		**1,459**	1,448
Total equity		**1,545**	1,530

* See Note 3 for details regarding the change in presentation of deferred tax

The net income of the Parent Company for the financial year was $58m (2022: $126m). The financial statements on pages 206 to 213 were approved by the Board of Directors on March 5, 2024 and signed on its behalf by:

Mark Crossley
Director

Ryan Preblick
Director

Parent Company Statement of Changes in Equity

	Notes	Share capital $m	Share premium $m	Capital redemption reserve $m	Retained earnings $m	Total equity $m
Balance at January 1, 2022		70	7	3	1,415	1,495
Comprehensive income						
Net income for the financial year		—	—	—	126	126
Other comprehensive income		—	—	—	—	—
Total comprehensive income		—	—	—	126	126
Transactions recognized directly in equity						
Shares issued		1	1	—	—	2
Shares repurchased and canceled		(3)	—	3	(90)	(90)
Transfer to share repurchase liability		—	—	—	(9)	(9)
Share-based payments	7	—	—	—	16	16
Settlement of tax on equity awards		—	—	—	(10)	(10)
Total transactions recognized directly in equity		(2)	1	3	(93)	(91)
Balance at December 31, 2022		68	8	6	1,448	1,530
Balance at January 1, 2023		68	8	6	1,448	1,530
Comprehensive income						
Net income for the financial year		—	—	—	58	58
Other comprehensive income		—	—	—	—	—
Total comprehensive income		—	—	—	58	58
Transactions recognized directly in equity						
Shares issued		1	3	—	—	4
Shares repurchased and canceled		(1)	—	1	(33)	(33)
Transfer to share repurchase liability		—	—	—	(23)	(23)
Transfer from share repurchase liability		—	—	—	9	9
Share-based payments	7	—	—	—	22	22
Settlement of tax on equity awards		—	—	—	(22)	(22)
Total transactions recognized directly in equity		—	3	1	(47)	(43)
Balance at December 31, 2023		68	11	7	1,459	1,545

Notes to the Parent Company Financial Statements

1. Accounting policies

Indivior PLC (the "Company" or the "Parent Company") is the Parent Company of the Indivior Group. The Parent Company financial statements for the year ended December 31, 2023, were authorized for issue by the Board of Directors on March 5, 2024, and the balance sheet was signed on the Board's behalf by Mark Crossley and Ryan Preblick. Indivior PLC is an investment holding company and is a public limited company incorporated and domiciled in England, United Kingdom. The address of the registered office and company number are given on page 215.

As permitted by s408 of the Companies Act 2006, no profit and loss account is presented for Indivior PLC. The results of the Company are included in the consolidated financial statements of Indivior PLC.

The accounting policies which follow apply to preparation of the financial statements for the year ended December 31, 2023. They have all been applied consistently throughout the year and the preceding year. The financial statements are prepared in U.S. dollars and are rounded to the nearest million.

The exchange rates used for the translation of currencies into U.S. dollars that have the most significant impact on the Company results were:

	2023	2022
GBP year-end exchange rate	1.2731	1.2083
GBP average exchange rate	1.2435	1.2386

Basis of preparation

The Company and its subsidiaries (together, "the Group") are predominantly engaged in the development, manufacture and sale of buprenorphine-based prescription drugs for the treatment of opioid dependence, and co-occurring disorders.

These financial statements were prepared in accordance with Financial Reporting Standard 101, "Reduced Disclosure Framework" ("FRS 101"). The financial statements are prepared under the historical cost convention, and in accordance with the Companies Act 2006 as applicable to companies using FRS 101, for all periods presented.

The Company is included in the Group financial statements of Indivior PLC, which are publicly available on the Company's website.

The Company from a going concern perspective is inextricably linked to the Group. The Directors have considered the Group's and Company's financial plan, in particular reference to the period through to June 2025. The Directors have concluded that it is appropriate to prepare the Group's financial statements on a going concern basis. This conclusion also applies to the preparation of the Parent Company's financial statements for the reasons set out below.

The Directors have assessed the Group's ability to maintain sufficient liquidity to fund its operations, fulfill financial and compliance obligations as set out in Note 19 of the Notes to the Group financial statements, and comply with the minimum liquidity covenant in the Group's term loan for the 2025 going concern period. A base case model was produced reflecting:

– Board reviewed financial plans for the period; and

– settlement of liabilities and provisions in line with contractual terms, which are expected to be fully approved by the courts as agreed.

The Directors also assessed a "severe but plausible" downside scenario which included the following key changes to the base case within the going concern period:

– the risk that SUBLOCADE will not meet revenue growth expectations in the U.S. by modeling a 10% decline on forecasts;

– an accelerated decline in U.S. SUBOXONE film sales to generic analogues; and

– a further decline in rest of the world sublingual product net revenue.

Under both the base case and the downside scenario, sufficient liquidity exists and is generated from operations such that all business and covenant requirements are met for the going concern period. As a result of the analysis described above, the Directors reasonably expect the Group to have adequate resources to continue in operational existence for at least one year from the approval of these financial statements and therefore consider the going concern basis to be appropriate for the accounting and preparation of these financial statements.

The Company has taken advantage of the following disclosure exemptions under FRS 101:

a. The requirements of paragraphs 45(b) and 46 to 52 of IFRS 2 Share-Based Payments for an ultimate parent: the share-based payment arrangement must concern its own equity instruments and its separate financial statements must be consolidated financial statements of the Group; and in both cases, this exemption requires that equivalent disclosures are included in the consolidated financial statements of the Group in which the entity is consolidated.

1. Accounting policies continued

b. The requirements of paragraphs 17 and 18 of IAS 24 Related-Party Disclosures to disclose information about key management personnel compensation and related party transactions entered into between two or more members of a group, provided that any subsidiary which is a party to the transaction is wholly owned by such a member.

c. The requirements of paragraphs 30 and 31 of IAS 8 Accounting Policies, Changes in Accounting Estimates and Errors to provide information about the impact of IFRSs that have been issued but are not yet effective.

d. The requirements of IAS 7 Statement of Cash Flow to prepare a cash flow statement for any qualifying entity.

e. The requirements of IFRS 7 Financial Instruments: Disclosures.

f. The requirements of IAS 1 to present a third statement of financial position where there is a change in accounting policy, retrospective restatement or reclassification that has a material effect.

g. The requirements of paragraphs 10(d), 10(f), 16, 38, 38A-D, 40A-D, 111, 134-6 of IAS 1 Presentation of Financial Statements to present:

– a statement of financial position and related notes at the beginning of the earliest comparative period whenever an entity applies an accounting policy retrospectively, makes a retrospective restatement, or when it reclassifies items in its financial statements;

– an explicit statement of compliance with IFRS. Indeed, FRS 101 prohibits such a statement of compliance and an FRS 101 statement of compliance is required instead; and

– information about capital and how it is managed.

New standards and amendments

There are no new accounting standards that are effective from January 1, 2023 that have had a material impact on the Company.

Foreign currency translation

Transactions denominated in foreign currencies are translated using exchange rates prevailing at the dates of the transactions. Foreign exchange gains and losses resulting from the settlement of foreign currency transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in foreign currencies are recognized in the income statement.

Taxation

The tax charge/credit is based on the result for the year and takes into account taxation deferred due to timing differences between the treatment of certain items for taxation and accounting purposes. Deferred tax liabilities are provided for in full and deferred tax assets are recognized to the extent that they are considered recoverable.

A deferred tax asset is considered recoverable if it can be regarded as more likely than not that there will be suitable taxable profits against which to recover carried-forward tax losses and from which the future reversal of underlying timing differences can be deducted.

Deferred tax is measured at the tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on an undiscounted basis.

Investments in subsidiaries

Investments in subsidiaries are stated at the lower of cost and their recoverable amount, which is determined as the higher of fair value less cost to sell and value in use.

A review of the potential impairment of an investment is carried out by the Directors if events or changes in circumstances indicate that the carrying value of the investment may not be recoverable. Such impairment reviews are performed in accordance with IAS 36 Impairment of Assets.

Cash and cash equivalents

Cash and cash equivalents comprise cash in hand, current balances with banks and similar institutions, and highly liquid investment with original maturities of less than three months.

Financial instruments

The Company only enters into basic financial instrument transactions that result in the recognition of basic financial assets and liabilities, including cash and cash equivalents, and receivables, payables and loans to and from related parties. These transactions are initially recorded at fair value and subsequently recognized at amortized cost. See Note 15 of the Notes to the Group financial statements for more information on the Group's policies on financial instruments.

Accounting estimates and judgments

In the application of the Company's accounting policies, the Directors are required to make some estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates. See Note 2 of the Parent Company financial statements for key judgments and assumptions used in assessing the carrying value of the Company's investments.

Notes to the Parent Company Financial Statements continued

2. Investments in subsidiaries

In 2022, the Company executed an agreement to fund insurance coverage. As part of the arrangement, the Company transferred $26m to a separate cell of an insurance company. The Company controls the separate cell, an unincorporated entity, and receives benefit from its investment returns. As a result, the separate cell is deemed a structured entity in accordance with IFRS 12 and is consolidated by the Company. The transfer of funds represents a capital contribution from the Company and has been included as an addition to investments in subsidiaries.

Capital contributions in respect of share-based payments, net, relate to the grant by the Company of awards in its equity instruments to the employees of subsidiary undertakings in the Group.

	2023 $m	2022 $m
At January 1	1,550	1,508
Capital contributions in respect of share-based payments, net	1	16
Additions	—	26
At December 31	1,551	1,550

Impairment of investments in subsidiaries

At the end of the year the Directors evaluated internal and external factors and other triggering events that may give rise to a potential impairment. The Directors also considered the relationship between market capitalization of the Company and the carrying value of the Company's investments, among other factors, when reviewing for indicators of impairment. As at December 31, 2023, Indivior PLC's market capitalization (adjusted for net cash) was above the Company's investments in subsidiaries value of $1,551m (2022: $1,550m) indicating no impairment triggers. The Directors have concluded that the investment in subsidiaries balance was fully recoverable, and no impairment was required as of December 31, 2023.

2. Investments in subsidiaries continued

Subsidiaries

The subsidiaries as at December 31, 2023, all of which are included in the consolidated financial statements, are shown below, in accordance with s410 of the Act.

Name	Country of incorporation or registration and operation	Registered office	Principal activity	Effective % of share capital held by the Group
Indivior Canada Limited	Canada	333 Bay Street, Suite 2400, Toronto, Ontario, M5H 2T6, Canada	Operating company	Common shares 100
Indivior Deutschland GmbH	Germany	Hermsheimer Straße 3, 68163 Mannheim, Germany	Operating company	Ordinary shares 100
Indivior España S.L.U.	Spain	Pasceo de la Castellana 135-planta 7a 28406 Madrid Spain	Operating company	Ordinary shares 100
Indivior EU Limited	England and Wales	The Chapleo Building, Henry Boot Way, Priory Park, Hull, HU4 7DY, United Kingdom	Operating company	Ordinary shares 100
Indivior Europe Limited	Ireland	27 Windsor Place, Dublin 2, Ireland	Operating company	Ordinary shares 100
Indivior Finance LLC	U.S.*	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Finance company	Common stock 100
Indivior Finance (2014) LLC	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Holding and finance company	US $1 shares 100
Indivior Finance S.àr.l	Luxembourg	21 Fort Elizabeth, L-1463 Luxembourg	Finance company	US $100 shares 100
Indivior France SAS	France	7 Avenue de la Cristallerie, 92310 Sèvres, France	Operating company	Ordinary shares 100
Indivior Global Holdings Limited	England and Wales	234 Bath Road, Slough, Berkshire.SL1 4EE, United Kingdom	Holding and operating company	Ordinary shares 100
Indivior Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Operating company	Common stock 100
Indivior Israel Limited	Israel	6th Habanai St. Modiin, 7178365	Operating company	Ordinary shares 100
Indivior Italia S.r.l	Italy	Corso di Porta Romana 68, 20122 Milano, Italy	Operating company	Ordinary shares 100
Indivior Jersey Finance LLC	U.S.**	251 Little Falls Drive, Wilmington, Delaware, 19808, United States	Finance company	Membership interests
Indivior Jersey Finance (2021) Limited	Jersey	28 Esplanade, St Helier, Jersey, JE2 3QA, Jersey	Finance company	Ordinary shares 100
Indivior Nordics ApS	Denmark	c/o Lundgrens Advokatpartnerselskab, Tuborg Boulevard 12, 4., 2900 Hellerup, Denmark	Operating company	Ordinary shares 100
Indivior Manufacturing LLC	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Operating company	Membership interests
Separate Account of Meridian Insurance Company Limited	Bermuda	Clarendon House, 2 Church Street, Hamilton, Bermuda	Structured entity	Structured entity
Opiant Pharmaceuticals UK Limited	England and Wales	234 Bath Road, Slough, Berkshire.SL1 4EE, United Kingdom	Operating company	Ordinary shares 100
Indivior Pty Limited	Australia	Pod B.02, Level 3, 78 Waterloo Road, Macquarie Park, NSW 2113, Australia	Operating company	Ordinary shares 100
Indivior Schweiz AG	Switzerland	Neuhofstrasse 5A, 6340, Baar, Switzerland	Operating company	Ordinary shares 100
Indivior SMTM LLC	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Finance company	Membership interests
Indivior Solutions Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Dormant company	Common stock 100
Indivior South Africa (Pty) Limited	South Africa	Building 21 C, Woodlands Office Park, 20 Woodlands Drive, Woodmead, 2191, South Africa	Operating company	Common stock 100
Indivior Treatment Services, Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Operating company	Common stock 100
Indivior UK Limited	England and Wales	The Chapleo Building, Henry Boot Way, Priory Park, Hull, HU4 7DY, United Kingdom	Holding and operating company	Ordinary shares 100
Indivior UK Finance No 1 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No 2 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No 3 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Company limited by guarantee
Indivior US Holdings Inc.	U.S.	251 Little Falls Drive, Wilmington, Delaware 19808, United States	Holding company	Class A and Class B common stock 100
RBP Global Holdings Limited	England & Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Holding and Finance company	Ordinary shares 100

* Indivior Finance LLC is registered in the U.S. state of Delaware but also has a U.K. establishment.

** Indivior Jersey Finance LLC is registered in the U.S. state of Delaware, but also has a principal place of business in Jersey.

Notes to the Parent Company Financial Statements continued

2. Investments in subsidiaries continued

In March 2023, Opiant Pharmaceuticals, Inc. and Opiant Pharmaceuticals UK Limited were acquired by the Group (refer to Note 27 of the Notes to the Group financial statements). In November 2023, the Group acquired RAL Manufacturing LLC, which was renamed Indivior Manufacturing LLC upon acquisition.

Separate Account of Meridian Insurance Company Limited was established in 2022 and is consolidated by the Group.

With the exception of Indivior Global Holdings Limited, none of the above subsidiaries is held directly by Indivior PLC.

The following subsidiaries were dissolved or deregistered in 2023: Bio-Found Limited, Indivior Hrvatska d.o.o., Indivior Česko s.r.o., Indivior Jersey Limited, Opiant Pharmaceuticals, Inc. and Indivior Nederland B.V.

Exemption from statutory audit by parent guarantee

Certain wholly owned entities within the Group are covered by a guarantee provided by Indivior PLC. Under this guarantee, the Company guarantees all outstanding liabilities of these entities as at December 31, 2023. No liability is expected to arise under this guarantee. These entities will utilize an exemption under Section 479A of the Act from the requirement for statutory audit of the individual entity financial statements. The entities covered by this guarantee are listed below.

Name	Country of incorporation or registration and operation	Registered office	Principal activity	Effective % of share capital held by the Group
Indivior Global Holdings Limited	England and Wales	234 Bath Road, Slough, Berkshire.SL1 4EE, United Kingdom	Holding and operating company	Ordinary shares 100
Indivior UK Finance No1 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No2 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Ordinary shares 100
Indivior UK Finance No3 Limited	England and Wales	234 Bath Road, Slough, Berkshire, SL1 4EE, United Kingdom	Finance company	Company limited by guarantee
Opiant Pharmaceuticals UK Limited	England and Wales	234 Bath Road, Slough, Berkshire.SL1 4EE, United Kingdom	Operating company	Ordinary shares 100

3. Deferred tax

Deferred tax assets due after one year:	2023 $m	2022 $m
Deferred tax assets	19	12

Deferred tax assets relate primarily to losses carried forward. Deferred tax has been reclassified from fixed assets to current assets to comply with the format prescribed in the Companies Act 2006.

4. Debtors due within one year

Debtor balances due within one year have been assessed for recoverability in accordance with IFRS 9 and no impairment was identified and thus no provision was recorded. In 2023 and 2022 there have been no credit losses.

	2023 $m	2022 $m
Amounts owed by subsidiaries	1	1
Prepayments and other receivables	6	4
Debtors due within one year	7	5

Amounts owed by Group undertakings are unsecured and repayable on demand.

5. Creditors

	2023 $m	2022 $m
Amounts falling due after one year:		
Amounts owed to third parties	(15)	(22)
Amounts falling due within one year:		
Amounts owed to subsidiaries	(17)	(54)
Amounts owed to third parties	(34)	(21)
Creditors	(66)	(97)

Amounts owed to Group undertakings are payable within one year with a maturity date of December 2024 and bear interest at USD SOFR plus a spread up to 0.25%. Amounts owed to third parties primarily relate to the settlement agreement between the Group and Reckitt Benckiser and the Group's share repurchase program. Further information can be found in Note 19 of the Notes to the Group financial statements.

6. Share capital and share premium

Further information on the share capital of the Company including the repurchase and cancellation of ordinary shares can be found in Note 23 of the Notes to the Group financial statements. Share premium represents additional paid in capital or paid in surplus (not distributable). All ordinary shares repurchased under the share repurchase program were canceled resulting in a transfer of the aggregate nominal value to a capital redemption reserve.

7. Share-based plans

The disclosure relating to the Company is detailed in Note 25 of the Notes to the Group financial statements. In preparing the Company financial statements, the Company has applied IFRS 2 'Share-Based Payments'. Although the Company does not incur a charge under this standard, the issuance by the Company to its subsidiaries of a grant of share awards over the Company's shares represents additional capital contributions by the Company in its subsidiaries. The additional capital contribution is based on the fair value of the grant issued, allocated over the underlying grant's vesting period.

8. Directors and employees

There were no employees of the Company during this or the previous financial year.

Details of the remuneration for the Group's key management personnel and Directors are given in Note 5 of the Notes to the Group financial statements.

9. Auditors' remuneration

The fee charged for the statutory audit of the Company was $0.05m (2022: $0.05m). Details for the Group audit fees and non-audit fees are given in Note 4 of the Notes to the Group financial statements.

10. Related party transactions

The Company has taken advantage of the exemption within IAS 24 Related Party Disclosures not to disclose related party transactions with wholly owned subsidiaries of the Group. There were no other related party transactions.

Historical financial information

Income statement	2023 $m	2022 $m	2021 $m	2020 $m	2019 $m
Revenue from continuing operations	**1,093**	901	791	647	785
Operating (loss)/profit	**(4)**	(85)	213	(156)	178
Net finance income/(expense)	**5**	(10)	(23)	(17)	2
Profit/(loss) on ordinary activities before tax	**1**	(95)	190	(173)	180
Tax benefit/(expense) on profit on ordinary activities	**1**	42	15	25	(46)
Net income/(loss)	**2**	(53)	205	(148)	134
Balance sheet					
Net assets	**—**	51	203	82	209
Net working capital[1]	**(347)**	(283)	(423)	(252)	(323)
Statistics					
Operating margin	**-0.4%**	-9.4%	26.9%	-24.1%	22.7%
Tax rate	**-100.0%**	44.2%	-7.9%	14.4%	25.6%
Diluted earnings/(loss) per share (dollars)[2]	**$0.01**	($0.38)	$1.35	($1.01)	$0.89

1. Net working capital includes inventory plus trade receivables less trade and other payables for 2020-2023. Net working capital for 2019 includes the aforementioned accounts plus current other assets.

2. Diluted earnings/(loss) per share for all periods reflect the effect of the 1:5 share consolidation.

Information for Shareholders

Information for Shareholders

Registered address

Indivior PLC
234 Bath Road, Slough, Berkshire, SL1 4EE, U.K.

Registered in England and Wales (company number: 09237894)

Website: www.indivior.com

Company Secretary

Kathryn Hudson
Email: cosec@indivior.com

Registrar

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940-3078 U.S.A.

TEL: 1 (866) 644-4127 (in the U.S.)
TEL: 1 (781) 575-2906 (outside the U.S.)

Email:
web.queries@computershare.com

Website:
www-us.computershare.com/
Investor/#Home

Indivior PLC Corporate Sponsored Nominee facility provider

Computershare Investor Services PLC
The Pavilions
Bridgwater Road
Bristol BS99 6ZZ

TEL: +44 (0) 370 707 1820 (calls to this helpline from outside the U.K. are charged at the applicable international rates)

Email:
web.queries@computershare.com

Website:
www-uk.computershare.com/
Investor/#Home

Key dates

First quarter financial results announcement	April 25, 2024
2024 AGM	May 9, 2024
Half year financial results announcement	July 25, 2024
Third quarter financial results announcement	October 24, 2024

Note: dates may be subject to change

2024 AGM

The AGM will be held at 12.00pm (U.K. time) on Thursday May 9, 2024 at the Marlborough Theatre, No. 11 Cavendish Square, London, W1G 0AN. The Notice of Meeting, together with information regarding the business to be conducted at the meeting and results of voting, will be available on the Company's website www.indivior.com.

Shareholders are encouraged to submit their votes ahead of the meeting either by submitting a Form of Proxy or by voting electronically (please see the Notice of Meeting for further details regarding voting at the AGM).

Documents on display

Copies of Directors' service contracts with the Company, the terms and conditions of the Non-Executive Directors' appointments and draft rules of the Indivior 2024 Long-Term Incentive Plan and the Indivior 2024 UK Savings Related Share Option Plan will be available for inspection by shareholders at the AGM.

Managing your shareholding

Investor Center

Investor Center is Computershare's self-service website which allows shareholders to manage their share portfolios easily and efficiently.

Through the Investor Center website, Indivior PLC shareholders (including participants in the Indivior PLC Corporate Sponsored Nominee facility) can do the following:

– view share balances and values;
– amend personal details;
– download printable forms;
– view payment and tax information; and
– register for eDelivery.

To set up an account in Investor Center, go to www-us.computershare.com/Investor/#Home (if you are a registered shareholder) or www-uk.computershare.com/Investor/#Home (if you are a participant in the Indivior PLC Corporate Sponsored Nominee facility) and click "Register now".

eDelivery

We encourage you to join the growing number of our shareholders who receive shareholder communications and documents electronically, in place of receiving paper copies by mail. By registering for eDelivery you will receive information by email quickly and efficiently and help us to reduce both our environmental impact and our costs.

Information for Shareholders continued

By registering for eDelivery you will receive an email to let you know when and how to access shareholder documents online. Shareholders who receive eDelivery are entitled to request hard copy shareholder documents at any time free of charge and can also revoke their consent to receive eDelivery at any time.

To register for eDelivery (electronic communications), you will need to set up an account in Investor Center. Please see above under "Investor Center" for details on how to set up an account. Alternatively contact Computershare using the contact details under "Registrar" or "Indivior PLC Corporate Sponsored Nominee facility provider" above.

Dividends

The Board have determined that it does not anticipate the payment of dividends for the foreseeable future.

Dealing in Indivior securities

Ordinary shares

The Company's ordinary shares are admitted to listing on the Official List of the U.K. Financial Conduct Authority and are admitted to trading on both the London Stock Exchange and Nasdaq Global Select Market. Both are regulated markets.

Share price information can be found at www.indivior.com under "Investors".

Shareholders wishing to sell or purchase shares in the Company may do so through a bank or a stockbroker. Participants in the Indivior PLC Corporate Sponsored Nominee facility may also sell or purchase shares through Computershare. Please go to www-uk.computershare.com/Investor/#Home and select "Share Dealing". For more information please contact Computershare using the contact details under "Indivior PLC Corporate Sponsored Nominee facility provider" above.

Boiler room scams

Shareholders are advised to be wary of any offers of unsolicited investment advice or offers of free company or research reports. These are typically from overseas brokers, who target U.K. shareholders offering to sell them what often turn out to be worthless or high-risk shares in U.S. or U.K. securities.

If you receive any unsolicited investment advice you should firstly obtain the name of the person and organization and check that they are properly authorized by the U.K. Financial Conduct Authority before getting involved, by visiting www.fca.org.uk/register.

Using an unauthorized firm to buy or sell shares or other securities will prohibit access to the U.K. Financial Ombudsman Service or U.K. Financial Services Compensation Scheme.

Publications and Conference Abstracts

Peer-Reviewed Publications 2023

1. Newman AH, Xi ZX, Heidbreder C (2023) Current Perspectives on Selective Dopamine D3 Receptor Antagonists/Partial Agonists as Pharmacotherapeutics for Opioid and Psychostimulant Use Disorders. Curr Top Behav Neurosci. 60:157-201. https://doi.org/10.1007/7854_2022_347

2. Craft WH, Shin H, Tegge AN, Keith DR, Athamneh LN, Stein JS, et al. (2023) Long-term recovery from opioid use disorder: recovery subgroups, transition states and their association with substance use, treatment and quality of life. Addiction, 118:890-900 https://doi.org/10.1111/add.16115

3. Heidbreder C, Fudala PJ, Greenwald MK (2023) History of the discovery, development, and FDA-approval of buprenorphine medications for the treatment of opioid use disorder. Drug Alcohol Depend Rep, 6:100133. https://doi.org/10.1016/j.dadr.2023.100133

4. McDonald MJ, DeVeaugh-Geiss AM, Chilcoat HD, Havens JR (2023) Assessing motivations for nonprescribed buprenorphine use among rural Appalachian substance users. J Addict Med, 17(1):95-100. https://doi.org/10.1097/ADM.0000000000001050

5. Ijioma SC, Chilcoat HD, DeVeaugh-Geiss A (2023) Oral buprenorphine utilization, concomitant benzodiazepines and opioid analgesics, and payment source: Trends from 2015 to 2019. J Subst Use Addict Treat, 147:208980. https://doi.org/10.1016/j.josat.2023.208980

6. Ochalek TA, Ringwood KJ, Davis TT, Gal TS, Wills BK, et al. (2023) Rapid induction onto extended-release injectable buprenorphine following opioid overdose: A case series. Drug Alcohol Depend Rep, 7:100144. https://doi.org/10.1016/j.dadr.2023.100144

7. Crystal R, Ellison M, Purdon C, Skolnick P (2023) Pharmacokinetic properties of an FDA-approved intranasal nalmefene formulation for the treatment of opioid overdose. Clin Pharmacol Drug Dev. Epub ahead of print. https://doi.org/10.1002/cpdd.1312

8. Lee K, Zhao Y, Merali T, Fraser C, Kozicky JM, Mormont MC, Conway B (2023) Real-world evidence for impact of opioid agonist therapy (OAT) on non-fatal overdose in patients with opioid use disorder (OUD) during the COVID-19 pandemic. J Addict Med, Epub ahead of print. https://doi.org/10.1097/ADM.0000000000001213

9. Rutrick D, Learned SM, Boyett B, Hassman D, Shinde S, Zhao S (2023) 8-Month efficacy and safety analysis of monthly subcutaneous buprenorphine injection for opioid use disorder: Integrated analysis of phase 3 studies. J Subst Use Addict Treat, 154:209155. https://doi.org/10.1016/j.josat.2023.209155

10. Mariani, JJ, Dobbins, RL, Heath, A, Gray, F, Hassman, H. Open-label investigation of rapid initiation of extended-release buprenorphine in patients using fentanyl and fentanyl analogs. Am J Addict. 2023; 1-7. https://doi.org/10.1111/ajad.13484

11. Marsden J, Kelleher M, Gilvarry E, Mitcheson L, Bisla J, Cape A, Cowden F, Day E, Dewhurst J, Evans R, Hardy W, Hearn A, Kelly J, Lowry N, McCusker M, Murphy C, Murray M, Myton T, Quarshie S, Vanderwaal R, Wareham A, Hughes D, Hoare Z. (2023) Superiority and cost-effectiveness of monthly extended-release buprenorphine versus daily standard of care medication: a pragmatic, parallel-group, open-label, multicentre, randomised, controlled, phase 3 trial. eClinicalMedicine, ePub ahead of print. https://doi.org/10.1016/j.eclinm.2023.102311

12. Greenwald MK, Wiest KL, Haight BR, Laffont CM, Zhao Y. (2023) Examining the benefit of a higher maintenance dose of extended-release buprenorphine in opioid-injecting participants treated for opioid use disorder. Accepted 11/17/23, In Press.

Published Conference Abstracts 2023

1. Sutton S, Dean B, Cummings T, Magagnoli, Mullen W, Gaiazov S (2023) Use of long-acting injectable buprenorphine (BUP-XR) among Veteran Health Administration Patients. Association of Military Surgeons of the United States (AMSUS) Annual Meeting, February 13-16, 2023, National Harbor, MD.

2. Ogbonnaya A, Flynn C, Farrelly E, Gaiazov S, Mullen W (2023) Utilization of Medication for Opioid Use Disorder in Opioid Treatment Programs. Academy of Managed Care Pharmacy (AMCP) Annual Meeting, March 21-24, San Antonio, TX.

3. Halpern R, Mullen W, Gaiazov S, Le L, Landis C, Wheeler A (2023) Assessment of Treatment Paths For OUD Patients After an Acute OUD Event. American Society for Clinical Pharmacology & Therapeutics (ASCPT), March 22-24, Atlanta, GA.

4. Ogbonnaya A, Flynn C, Farrelly E, Gaiazov S, Mullen W (2023) Utilization of Medication for Opioid Use Disorder in Opioid Treatment Programs. College of Psychiatric and Neurologic Pharmacists (CPNP) / American Association of Psychiatric Pharmacists (AAPP), April 16-19, Atlanta, GA.

5. Ellison M, Fratantonio J, Hutton E, Skolnick P (2023) A Pharmacodynamic Study Comparing IN Nalmefene to IN Naloxone in Healthy Volunteers. College of Psychiatric and Neurologic Pharmacists (CPNP) / American Association of Psychiatric Pharmacists (AAPP), April 16-19, Atlanta, GA.

6. Huang D, Poole CD, Flynn C, Mullen W, Gaiazov S (2023) A novel cost impact analysis framework and model to evaluate medications for opioid use disorder within the US criminal justice system. International Society for Pharmacoeconomic and Outcomes Research (ISPOR), May 7-10, Boston, MA.

7. Lee K, Zhao Y, Merali T, Fraser C, Kozicky J, Conway B (2023) Association between Ongoing Illicit Fentanyl Use and Risk for Non-Fatal Overdose among Patients Treated with Opioid Agonist Therapy in Canada. College on Problems of Drug Dependence (CPDD) Annual Scientific Meeting, June 17-21, Denver, CO.

8. Tomlinson DC, Tegge AN, Freitas-Lemos R, Craft WH, Le Moigne A, DeVeaugh-Geiss AM, et al. (2023) Cumulative Vulnerabilities: An Investigation of Lifetime Substance Use Among Individuals in Recovery from Opioid Use Disorder. College on Problems of Drug Dependence (CPDD) Annual Scientific Meeting, June 17-21, Denver, CO.

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